As filed with the Securities and Exchange Commission on April 18, 2016

No. 333-210331

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LinnCo, LLC

(Exact name of registrant as specified in its charter)

Delaware	1311	45-5166623
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

LinnCo, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may change. The registrant may not complete the offer and issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and the registrant is not soliciting an offer to buy these securities, in any state or jurisdiction in which such offer is not permitted.

PRELIMINARY AND SUBJECT TO CHANGE, DATED APRIL 18, 2016

Offer by

LinnCo, LLC

to Exchange Each Outstanding Unit Representing Limited Liability Company Interests of

Linn Energy, LLC

for One Common Share Representing Limited Liability Company Interests of LinnCo, LLC

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF APRIL 25, 2016, UNLESS EXTENDED OR TERMINATED. UNITS TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

LinnCo, LLC (“LinnCo”) is a Delaware limited liability company that has elected to be taxed as a corporation for federal and state income tax purposes. Linn Energy, LLC (“LINN Energy”) is a Delaware limited liability company that is taxed as a partnership for federal and state income tax purposes. LinnCo has no significant assets or operations other than its interest in LINN Energy and was formed to enable investors to invest indirectly in LINN Energy without the associated tax-related obligations of owning LINN Energy units. LinnCo is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange, and in the accompanying letter of transmittal, to exchange for each outstanding unit representing limited liability company interests in LINN Energy (“LINN Energy units”) validly tendered and not validly withdrawn in the offer, one LinnCo common share representing limited liability company interests (“LinnCo shares”) in LinnCo.

LinnCo’s obligation to accept for exchange, and to exchange, LINN Energy units and LinnCo shares, respectively, in the offer is subject to the effectiveness of the registration statement on Form S-4 of which this document is a part (the “Registration Statement”) and the lack of legal prohibitions. See “The Offer—Conditions of the Offer.”

The purpose of the offer is to permit holders of LINN Energy units to maintain their economic interest in LINN Energy through LinnCo, an entity that is taxed as a corporation rather than a partnership, which may allow LINN Energy unitholders to avoid future allocations of taxable income and loss, including cancellation of debt income (“CODI”), that could result from future debt restructurings or other strategic transactions by LINN Energy. Because LINN Energy is treated as a partnership for federal and all relevant state income tax purposes, all items of income, gain, loss, deduction and credit of LINN Energy are treated as items of income, gain, loss, deduction and credit allocated directly to LINN Energy’s unitholders and reported on such unitholders’ separate tax returns. LinnCo is treated as a corporation for federal and all relevant state income tax purposes and all items of income, gain, loss, deduction and credit of LinnCo are reported on LinnCo’s separate income tax return and are not allocated to LinnCo’s shareholders. As a result, LINN Energy unitholders generally benefit from owning LINN Energy units when there is income and profits at LINN Energy because such income and profits are not taxed at a corporate level and all of LINN Energy’s deductions are allocated directly to LINN Energy’s unitholders, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, similar to what LINN Energy is currently experiencing, LINN Energy unitholders may be exposed to disadvantageous tax consequences through the ownership of LINN Energy units in the event LINN Energy’s debt is restructured or in the event of any other strategic transaction resulting in CODI. For example, to the extent that LINN Energy realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders and reported on such unitholders’ separate returns. Conversely, to the extent such CODI is allocated to LinnCo, which is taxed as a corporation, such income would not be allocated to LinnCo’s shareholders but would instead be reported on LinnCo’s separate return. Please see “Summary—Purpose of the Offer” for additional detail.

LinnCo believes that participating in the exchange may benefit many LINN Energy unitholders. However, because the tax situation of each LINN Energy unitholder is unique, LinnCo recommends that each LINN Energy unitholder consult with such unitholder’s own individual tax advisor to determine whether it is in such unitholder’s best interest to participate in the offer. Moreover, nothing in the prospectus/offer to exchange should be interpreted as suggesting that any LINN Energy unitholder should retain their ownership interest in LINN Energy. Indeed, it is possible that either or both LINN Energy and LinnCo could seek protection under Chapter 11 of the U.S. Bankruptcy Code, and it is possible that LinnCo shares and LINN Energy units could be severely diluted or even eliminated in such proceedings.

LinnCo shares are currently listed on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “LNCO,” and LINN Energy units are currently listed on the NASDAQ under the symbol “LINE.” However, the rules of the NASDAQ establish certain continued listing criteria that, if not met, could lead to the delisting of the LINN Energy units and LinnCo shares from the NASDAQ. In addition, the exchange of LINN Energy units for LinnCo shares pursuant to the offer will reduce the number of holders of LINN Energy units and the number of LINN Energy units that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining LINN Energy units held by the public. See “The Offer—Effect of the Offer on the Market for the LINN Energy Units; NASDAQ Listing; Registration Under the Exchange Act—NASDAQ Listing.”

For a discussion of certain factors that LINN Energy unitholders should consider in connection with the offer, please read the section of this document entitled “Risk Factors” beginning on page 25. Additionally, LINN Energy unitholders are highly encouraged to discuss the offer, as well as the potential consequences of participating or not participating in the offer (including potential CODI allocations from future transactions involving LINN Energy) with their own tax advisors.

You are encouraged to read this entire document and the accompanying letter of transmittal carefully, including the annexes.

LinnCo has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained in this document, and if any person provides any information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by LinnCo.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The date of this prospectus/offer to exchange is                     , 2016.

i

ii

COMPARISON OF UNITHOLDERS’ AND SHAREHOLDERS’ RIGHTS	71

LEGAL MATTERS	74

EXPERTS	74

LinnCo, LLC	74

Linn Energy, LLC	74

WHERE TO OBTAIN MORE INFORMATION	75

Annex A	Information Concerning LinnCo, LLC	A-1
Annex B	Information Concerning Linn Energy, LLC	B-1

iii

QUESTIONS AND ANSWERS ABOUT THE OFFER

Below are some of the questions that you as a holder of LINN Energy units may have regarding the offer and answers to those questions. You are urged to carefully read the remainder of this document and the accompanying letter of transmittal and the other documents to which LinnCo has referred because the information contained in this section and in the “Summary” is not complete. Additional important information is contained in the remainder of this document and the accompanying letter of transmittal. See “Where to Obtain More Information.” As used in this document, unless otherwise indicated or the context requires, “LinnCo” or “we” refers to LinnCo, LLC and “LINN Energy” refers to LINN Energy, LLC and its consolidated subsidiaries.

Who is offering to exchange my LINN Energy units?

LinnCo is offering to exchange substantially all of the issued and outstanding LINN Energy units, except for the LINN Energy units currently held by LinnCo.

What is the relationship between LinnCo and LINN Energy?

LinnCo was formed in April 2012 for the purpose of enhancing LINN Energy’s ability to raise additional equity capital to execute on its acquisition and growth strategy by expanding LINN Energy’s investor base. Unlike LINN Energy, which is taxed as a partnership, LinnCo is taxed as a corporation in order to attract certain investors who might not otherwise invest in an entity taxed as a partnership. While such investors may be interested in investing in a dividend-paying oil and natural gas exploration and production company, they typically would not invest in LINN Energy or similarly structured companies because of unrelated business taxable income and onerous tax reporting requirements associated with ownership of the units.

Accordingly, LinnCo was formed to enable such investors to invest indirectly in LINN Energy without the associated tax-related obligations of owning LINN Energy units. LinnCo has no significant assets or operations other than those related to its interest in LINN Energy. LinnCo’s limited liability company agreement provides that at any given time, LinnCo will own a number of LINN Energy units equal to the number of LinnCo shares outstanding. LinnCo does not have any cash flow other than distributions, if any, received in respect of its LINN Energy units. As a result, LinnCo’s financial condition and results of operations are dependent upon the operation and management of LINN Energy and its resulting performance. Each LinnCo share entitles LinnCo shareholders to the same distribution per LINN Energy unit, less amounts reserved to cover LinnCo’s estimated income tax liability, as all other LINN Energy unitholders, if any.

Further, LinnCo submits to a vote of its shareholders any matter submitted by LINN Energy to a vote of its unitholders, which include the annual election of the LINN Energy board of directors (the “LINN Energy Board”). LinnCo votes the LINN Energy units it holds in the same manner as LinnCo’s shareholders vote on those matters. Consequently, the interests of LinnCo and its shareholders are aligned with the interests of LINN Energy and its unitholders.

What is the purpose of the offer?

The purpose of the offer is to permit holders of LINN Energy units to maintain their economic interest in LINN Energy through LinnCo, an entity that is taxed as a corporation rather than a partnership, which may allow LINN Energy unitholders to avoid future allocations of taxable income and loss, including cancellation of debt income (“CODI”), that could result from future debt restructurings or other strategic transactions by LINN Energy. Because LINN Energy is treated as a partnership for federal and all relevant state income tax purposes, all items of income, gain, loss, deduction and credit of LINN Energy are treated as items of income, gain, loss, deduction and credit allocated directly to LINN Energy’s unitholders and reported on such unitholders’ separate returns. LinnCo is treated as a corporation for federal and all relevant state income tax purposes and all items of income, gain, loss, deduction and credit of LinnCo are reported on LinnCo’s separate income tax return and are not allocated to LinnCo’s shareholders. As a result, LINN Energy unitholders generally benefit from owning LINN Energy units when there is income and profits at LINN Energy because such income and profits are not taxed at a corporate level and all of LINN Energy’s deductions are allocated directly to LINN Energy’s unitholders, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, similar to what LINN Energy is currently experiencing, LINN Energy unitholders may be exposed to disadvantageous tax consequences through the ownership of LINN Energy units in the event LINN Energy’s debt is restructured or in the event of any other strategic transaction resulting in CODI. For example, to the extent that LINN Energy realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders and reported on such unitholders’ separate returns. Conversely, to the extent such CODI is allocated to LinnCo, which is taxed as a corporation, such income would not be allocated to LinnCo’s shareholders but would instead be reported on LinnCo’s separate return. Please see “Summary—Purpose of the Offer” for additional detail.

LinnCo believes that many LINN Energy unitholders may benefit by participating in the offer. However, because the tax situation of each LINN Energy unitholder is unique, LinnCo recommends that each LINN Energy unitholder consult with such unitholder’s own individual tax advisor to determine whether it is in such unitholder’s best interest to participate in the offer. Moreover, nothing in the prospectus/offer to exchange should be interpreted as suggesting that any LINN Energy unitholder should retain their ownership interest in LINN Energy. Indeed, it is possible that either or both LINN Energy and LinnCo could seek protection under Chapter 11 of the U.S. Bankruptcy Code, and it is possible that LinnCo shares and LINN Energy units could be severely diluted or even eliminated in such proceedings.

Are there any differences in the federal income tax treatment between (i) exchanging my LINN Energy units for LinnCo shares, (ii) selling my LINN Energy units for cash, and (iii) continuing to hold my LINN Energy units?

There are significant differences in the federal income tax treatment to U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”) of continuing to hold LINN Energy units as opposed to selling or exchanging LINN Energy units. A summary of the material differences in the federal income tax treatment of each option to U.S. holders is described below.

Each LINN Energy unitholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the offer. Tax matters can be complicated, and the tax consequences of the offer to each LINN Energy unitholder will depend on such unitholder’s particular facts and circumstances. LINN Energy unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of exchanging their LINN Energy units for the transaction consideration pursuant to the offer, as well as the potential tax consequences of not participating in the offer (including the potential for future CODI allocations resulting from strategic transactions by LINN Energy).

What are the U.S. federal income tax consequences of receiving LinnCo shares in exchange for my LINN Energy units in the offer?

The exchange of LINN Energy units for LinnCo shares will be a taxable transaction for U.S. federal income tax purposes to U.S. holders. Gain recognized by a unitholder on the exchange of LINN Energy units for LinnCo shares will be calculated in the same manner as a sale of LINN Energy units for cash, except such gain will be calculated with reference to the fair market value of LinnCo shares received in the exchange instead of the amount of cash received in a sale. Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code (the “Code”). The gain or loss characterized as ordinary will depend on such holder’s share of LINN Energy’s “unrealized receivables” and “inventory items,” which includes depreciation, depletion or intangible drilling and development cost recapture.

In the event of a subsequent restructuring of LINN Energy’s debt following an exchange, no CODI should be allocated to an exchanging U.S. holder with respect to those units exchanged so long as such CODI occurs in a month following the month in which the units are exchanged. LinnCo and LINN Energy do not believe that any events that have occurred in April will give rise to CODI in April. Accordingly, if the offer is settled in April, LinnCo and LINN Energy believe that tendering unitholders should not be allocated any CODI. The offer is scheduled to expire on April 25, 2016, unless extended or terminated. The offer will be settled promptly thereafter, and LinnCo anticipates that this settlement will occur on or prior to April 30, 2016. If settlement of the offer does not occur in April, LINN Energy will use its reasonable efforts to avoid any events that may result in the realization of CODI during the calendar month in which settlement of the offer occurs. However, LINN Energy can provide no assurances that some amount of CODI will not be realized during the same calendar month as the settlement of the offer if it does not occur in April or the settlement of exchanges in any subsequent offering period. In such case, LINN Energy unitholders who participate in the offer could be allocated a portion of CODI arising in the same month the offer is settled. Importantly, however, even if CODI arises in the same month the offer is settled, a tendering unitholder would not be allocated CODI arising from subsequent transactions occurring in subsequent months.

What are the U.S. federal income tax consequences of selling my LINN Energy units for cash?

In general, the tax treatment of the sale of a unitholder’s units for cash will be substantially similar to, but not identical to, the exchange of LINN Energy units for LinnCo shares pursuant to the offer. Gain recognized by a unitholder on the sale of LINN Energy units for cash will be calculated in the same manner as an exchange, except such gain will be calculated with reference to the amount of cash received in the sale instead of the fair market value of LinnCo shares received. Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code.

In the event of a subsequent restructuring of LINN Energy’s debt following a sale, no CODI should be allocated to a U.S. holder with respect to those units sold so long as such CODI occurs in a month following the month in which the units are sold. Please see “Material U.S. Federal Income Tax Consequences.”

What happens if I do not tender my LINN Energy units?

If you do not tender your LINN Energy units, you will continue to own such units unless you sell or dispose of them in another transaction. Tax items of gain or loss will continue to be allocated to you in accordance with applicable tax rules. A U.S. holder that continues to hold LINN Energy units will not recognize gain or loss pursuant to the offer. Such allocations may include CODI in the event of a future strategic transaction involving LINN Energy’s indebtedness. Such allocated CODI could be significant and in excess of any particular LINN Energy unitholder’s tax attributes that may be available to offset such CODI. For example, if future restructuring of LINN Energy’s indebtedness results in $1 billion, $3 billion or $5 billion of CODI, then approximately $2.83, $8.50, and $14.17, respectively, of CODI will be allocated to each outstanding LINN Energy unit (based on 352,751,460 LINN Energy units outstanding (excluding unvested restricted units) at March 18, 2016).

CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the unitholder, potentially increasing such unitholder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each unitholder’s individual tax circumstances. In addition, it is possible that LINN Energy could seek protection under Chapter 11 of the U.S. Bankruptcy Code, as a result of which, it is possible that LINN Energy units could be severely diluted or even eliminated in such proceedings. See “Summary—Material U.S. Federal Income Tax Consequences.” LINN Energy unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of not participating in the offer, including any potential tax liabilities that may result from future CODI allocations.

What events will trigger CODI?

Future strategic transactions involving LINN Energy’s indebtedness may cause LINN Energy to recognize CODI. CODI is potentially recognized when existing LINN Energy indebtedness is reduced, modified, or exchanged. The filing of a petition seeking protection under Chapter 11 of the U.S. Bankruptcy Code does not itself cause LINN Energy to recognize CODI; however, it is likely that the final resolution of a plan while in bankruptcy would cause LINN Energy to recognize an amount of CODI, which amount could be substantial.

What will I receive for my LINN Energy units?

LinnCo is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, to exchange for each outstanding LINN Energy unit validly tendered and not validly withdrawn in the offer, one LinnCo share. Each LinnCo share entitles LinnCo shareholders to the same distribution, if any, per LINN Energy unit, less amounts reserved to cover LinnCo’s estimated income tax liability, as all other LINN Energy unitholders. Further, each LinnCo share entitles LinnCo shareholders to vote indirectly on any matter submitted by LINN Energy to a vote of its unitholders by directing LinnCo how to vote the LINN Energy units that LinnCo holds. For more information, see “Summary—LinnCo’s Relationship with LINN Energy.”

Will I have to pay any fee or commission to exchange my LINN Energy units?

If you are the record owner of your LINN Energy units and you tender these units in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your LINN Energy units through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your LINN Energy units on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

What are the conditions of the offer?

The offer is conditioned upon the following:

•	Effectiveness of Form S-4—The Registration Statement, of which this document is a part, having become effective under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and must not be the subject of any stop order or proceeding seeking a stop order; and

•	No Legal Prohibition—No law, order or injunction restraining or enjoining or otherwise prohibiting the consummation of the offer must have been enacted, issued, promulgated or granted by a governmental entity of competent jurisdiction.

There is no financing condition to the offer. The offer is not subject to a minimum tender condition.

Has LINN Energy or its board of directors adopted a position on the offer?

Neither LINN Energy nor the LINN Energy Board has made, or is making, any recommendation to the holders of LINN Energy units as to whether such unitholders should tender or refrain from tendering all or a portion of such unitholder’s units. You must make your own decision as to whether to exchange your units, and, if so, how many LINN Energy units to exchange. In doing so, you are urged to read carefully the information in this prospectus/offer to exchange and in the accompanying letter of transmittal and to discuss the offer with your own tax advisor.

How long do I have to decide whether to tender my LINN Energy units in the offer?

The offer is scheduled to expire at 12:00 midnight, New York City Time, at the end of April 25, 2016, unless extended or terminated. Any extension, delay, termination, waiver or amendment of the offer will be followed promptly by public announcement thereof to be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date. During any such extension, all LINN Energy units previously tendered and not validly withdrawn will remain subject to the offer, subject to the rights of a tendering unitholder to withdraw such unitholder’s units. “Expiration date” means 12:00 midnight, New York City Time, at the end of April 25, 2016, unless and until LinnCo has extended the period during which the offer is open, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by LinnCo, will expire.

Subject to the applicable rules and regulations of the SEC, LinnCo may extend the offer in the event that any of the offer conditions have not been satisfied as of any then scheduled expiration date in order to permit the satisfaction of the conditions to the offer, and must extend the offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ which is applicable to the offer.

LinnCo may also elect to provide a “subsequent offering period” for the offer. A subsequent offering period would not be an extension of the offer. Rather, a subsequent offering period would be an additional period of time, beginning after LinnCo has accepted for exchange all LINN Energy units tendered during the offer, during which unitholders who did not tender their LINN Energy units in the offer may exchange their units at the same exchange ratio provided in the offer. LinnCo does not currently intend to include a subsequent offering period, although LinnCo reserve the right to do so. For more information, see “The Offer—Extension, Termination and Amendment of the Offer.”

Any decision to extend the offer will be made public by an announcement regarding such extension as described under “The Offer—Extension, Termination and Amendment of the Offer.”

How do I tender my LINN Energy units?

To tender your LINN Energy units represented by physical certificates, you must deliver the certificates representing such units, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company (“AST”), the exchange agent (the “exchange agent”), for the offer, not later than the expiration date or the expiration of the subsequent offering period, if any. The letter of transmittal is enclosed with this document.

To tender your LINN Energy units in electronic book-entry form, you must deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document and follow the other procedures for book-entry tender set forth herein, not later than the expiration date or the expiration of a subsequent offering period, if any.

If your LINN Energy units are held in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), these units can be tendered by your nominee by book-entry transfer through The Depository Trust Company (“DTC”).

LinnCo is not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date or the expiration of a subsequent offering period, if any. Tenders received by the exchange agent after the expiration date will be disregarded and of no effect. In all cases, you will receive your consideration for your tendered LINN Energy units only after timely receipt by the exchange agent of certificates for such units (or of a confirmation of a book-entry transfer of such units) and a properly completed and duly executed letter of transmittal and any other required documents.

In the case of a LINN Energy unitholder who is a foreign person that has owned a 5% or greater interest in LINN Energy at any time during the 5 year period prior to the expiration date or the expiration of a subsequent offering period, if any, and that wishes to participate in the exchange, it is possible that income tax withholding may apply. Pursuant to applicable law, such holder should either provide documentation to the exchange agent to demonstrate that withholding does not apply, or otherwise make arrangements with the exchange agent to satisfy any withholding obligation.

For a complete discussion of the procedures for tendering your LINN Energy units, see “The Offer—Procedure for Tendering.”

Until what time can I withdraw tendered LINN Energy units?

You may withdraw your previously tendered LINN Energy units at any time until the offer has expired and, if LinnCo has not accepted your LINN Energy units for exchange on or prior to May 20, 2016, you may withdraw them at any time on or after that date until LinnCo accepts units for exchange. Once LinnCo accepts your tendered LINN Energy units for exchange upon or after expiration date, however, you will no longer be able to withdraw them. You may not, however, withdraw LINN Energy units tendered during a subsequent offering period, if one is included. For a complete discussion of the procedures for withdrawing your LINN Energy units, see “The Offer—Withdrawal Rights.”

How do I withdraw previously tendered LINN Energy units?

To withdraw previously tendered LINN Energy units, you must deliver a written notice of withdrawal with the required information to the exchange agent at any time at which you have the right to withdraw units. If you tendered LINN Energy units by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your LINN Energy units and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such LINN Energy units at any time at which you have the right to withdraw units. For a discussion of the procedures for withdrawing your LINN Energy units, including the applicable deadlines for effecting withdrawals, see “The Offer—Withdrawal Rights.”

When and how will I receive the LinnCo shares in exchange for my tendered LINN Energy units?

LinnCo will exchange all validly tendered and not validly withdrawn LINN Energy units promptly after the expiration date of the offer, subject to the terms thereof and the satisfaction of the conditions to the offer, as set forth in “The Offer—Conditions of the Offer.” LinnCo will deliver the LinnCo shares for your validly tendered and not validly withdrawn LINN Energy units through the exchange agent, which will act as your agent for the purpose of receiving the LinnCo shares from LinnCo and transmitting such LinnCo shares to you. In all cases, you will receive your LinnCo shares for your tendered LINN Energy units only after timely receipt by the exchange agent of certificates for such LINN Energy units (or a confirmation of a book-entry transfer of such units as described in “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of transmittal and any other required documents.

Why does the cover page to this document state that this offer is preliminary and subject to change, and that the Registration Statement filed with the SEC is not yet effective? Does this mean that the offer has not commenced?

No. Completion of this document and effectiveness of the Registration Statement are not necessary to commence the offer. The offer was commenced on the date of the initial filing of the Registration Statement of which this document is a part. LinnCo cannot, however, accept for exchange any LINN Energy units tendered in the offer or exchange any LINN Energy units until the Registration Statement is declared effective by the SEC and the other conditions to the offer have been satisfied.

If I am an employee, what will happen to my unvested restricted or phantom unit grants?

The offer is made only for LINN Energy units and is not made for any unvested restricted or phantom units. If you hold previously restricted units that have vested, you may participate those units in the offer to the same extent as other holders of LINN Energy units, subject to the terms and conditions governing the offer.

Does LinnCo have the financial resources to complete the offer?

Yes. The cost to complete the offer consists of transaction fees and expenses related to printing fees and engagement of relevant consultants and advisors to assist LinnCo in the offer. Pursuant to an Omnibus Agreement between LinnCo and LINN Energy (the “Omnibus Agreement”), LINN Energy is required to reimburse LinnCo for such expenses. The offer is not conditioned upon any financing arrangements or contingencies. See “The Offer—Source and Amount of Funds,” “The Offer—Fees and Expenses” and “The Offer—Material Contracts and Arrangements with LINN Energy.”

If the offer is completed, will LINN Energy units continue to be listed on a national securities exchange or remain subject to registration under the Exchange Act?

The determination of whether LINN Energy units will continue to be listed on a national securities exchange or remain subject to registration under the Exchange Act depends on a number of factors, including the number of LINN Energy units tendered, the number of unitholders participating in the offer and the aggregate market value of the LINN Energy units publicly held following the completion of the offer. If LinnCo acquires all of the LINN Energy units, the LINN Energy units may no longer be eligible to be traded through the NASDAQ or other national securities exchanges and there may not be an active public trading market for LINN Energy units. Additionally, if LINN Energy units cease to be listed on a national securities exchange and are not held by 300 or more holders of record, LINN Energy may, but is not required to, apply to terminate the registration of LINN Energy units under the Exchange Act, which would substantially reduce the information that LINN Energy is required to furnish to its unitholders and to the SEC. See “The Offer—Effect of the Offer on the Market for the LINN Energy Units; NASDAQ Listing; Registration Under the Exchange Act.”

What are the consequences if LinnCo seeks protection under Chapter 11 of the U.S. Bankruptcy Code?

LinnCo and LINN Energy have engaged financial and legal advisors to assist the companies in, among other things, analyzing various strategic alternatives to address LinnCo’s and LINN Energy’s liquidity and capital structure, including strategic and refinancing alternatives through a private restructuring. However, a filing under Chapter 11 of the U.S. Bankruptcy Code may be unavoidable for either company. Seeking Bankruptcy Court protection could have a material adverse effect on LinnCo’s and LINN Energy’s respective business, financial condition, results of operations and liquidity. As long as a proceeding under Chapter 11 of the U.S. Bankruptcy Code continues, LinnCo’s and LINN Energy’s senior management would be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on LinnCo’s and LINN Energy’s respective business. Bankruptcy Court protection also might make it more difficult to retain management and other key personnel necessary to the success and growth of LinnCo’s and LINN Energy’s respective business. Additionally, a proceeding under Chapter 11 of the U.S. Bankruptcy Code could cause LinnCo’s shares to be severely diluted or even eliminated with no recovery to the holders of such shares. LinnCo intends to complete the offer regardless of whether it seeks protection under Chapter 11 of the U.S. Bankruptcy Code; however, if LinnCo seeks protection under Chapter 11 of the U.S. Bankruptcy Code prior to the completion of the offer, Bankruptcy Court approval may be required to complete the offer.

Whom should I call if I have questions about the offer?

You may call D.F. King & Co., Inc. (“D.F. King”), information agent, toll free at (877) 297-1738 or contact the information agent via e-mail at linn@dfking.com.

Where can I find more information about LinnCo and LINN Energy?

You can find more information about LinnCo and LINN Energy from various sources described in the section of this document entitled “Where to Obtain More Information.”

SUMMARY

This section summarizes material information presented in greater detail elsewhere in this document. However, this summary does not contain all of the information that may be important to LINN Energy unitholders. You are urged to carefully read the remainder of this document and the accompanying letter of transmittal, the annexes to this document and the other information referred to in this document because the information in this section and in the “Questions and Answers About the Offer” section is not complete. See “Where to Obtain More Information.”

The Offer

LinnCo is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, to exchange for each outstanding LINN Energy unit validly tendered and not validly withdrawn in the offer, one LinnCo share.

Purpose of the Offer

The purpose of the offer is to permit holders of LINN Energy units to maintain their economic interest in LINN Energy through LinnCo, an entity that is taxed as a corporation rather than a partnership, which may allow LINN Energy unitholders to avoid future allocations of taxable income and loss, including CODI, that could result from future debt restructurings or other strategic transactions by LINN Energy. Because LINN Energy is treated as a partnership for federal and all relevant state income tax purposes, all items of income, gain, loss, deduction and credit of LINN Energy are treated as items of income, gain, loss, deduction and credit allocated directly to LINN Energy’s unitholders and reported on such unitholders’ separate returns. LinnCo is treated as a corporation for federal and all relevant state income tax purposes and all items of income, gain, loss, deduction and credit of LinnCo are reported on LinnCo’s separate income tax return and are not allocated to LinnCo’s shareholders. As a result, LINN Energy unitholders generally benefit from owning LINN Energy units when there is income and profits at LINN Energy because such income and profits are not taxed at a corporate level and all of LINN Energy’s deductions are allocated directly to LINN Energy’s unitholders, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, similar to what LINN Energy is currently experiencing, LINN Energy unitholders may be exposed to disadvantageous tax consequences through the ownership of LINN Energy units in the event LINN Energy’s debt is restructured or in the event of any other strategic transaction resulting in CODI. For example, to the extent that LINN Energy realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders and reported on such unitholders’ separate returns. Conversely, to the extent such CODI is allocated to LinnCo, which is taxed as a corporation, such income would not be allocated to LinnCo’s shareholders but would instead be reported on LinnCo’s separate return.

LinnCo believes that many LINN Energy unitholders may benefit from participating in the offer. However, because the tax situation of each LINN Energy unitholder is unique, LinnCo recommends that each LINN Energy unitholder consult with such LINN Energy unitholder’s own individual tax advisor to determine whether it is in such LINN Energy unitholder’s best interest to participate in the offer. Moreover, nothing in the prospectus/offer to exchange should be interpreted as suggesting that any LINN Energy unitholder should retain their ownership interest in LINN Energy. Indeed, it is possible that either or both LINN Energy and LinnCo could seek protection under Chapter 11 of the U.S. Bankruptcy Code, and it is possible that LinnCo shares and LINN Energy units could be severely diluted or even eliminated in such proceedings.

The Companies

LinnCo

LinnCo is a Delaware limited liability company formed on April 30, 2012, under the Delaware Limited Liability Company Act (the “LLC Act”). LinnCo is taxed as a corporation for federal and state income tax purposes. LinnCo’s initial sole purpose was to own LINN Energy units. In connection with the acquisition of Berry Petroleum Company, now Berry Petroleum Company, LLC (“Berry”), in December 2013, LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of March 18, 2016, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy.

At March 18, 2016, LinnCo owned approximately 36% of LINN Energy’s outstanding units. At March 18, 2016, LINN Energy owned 100% of LinnCo’s sole voting share and all of LinnCo’s non-voting common shares were held by the public.

LinnCo’s principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas, 77002, and its telephone number at that location is (281) 840-4000.

Additional information about LinnCo is included in Annex A to this document.

LINN Energy

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN Energy is taxed as a partnership for federal and state income tax purposes, and as such its items of income, gain, loss, deductions and credits are allocated directly to its unitholders. LINN Energy is an independent oil and natural gas company that began operations in March 2003 and completed its initial public offering in January 2006. LINN Energy’s properties are located in the U.S., in the Hugoton Basin, the Rockies, California, east Texas and north Louisiana (“TexLa”), the Mid-Continent, Michigan/Illinois, the Permian Basin and south Texas.

LINN Energy’s principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas, 77002, and its telephone number at that location is (281) 840-4000.

Additional information about LINN Energy is included in Annex B to this document.

LinnCo’s Relationship with LINN Energy

LinnCo was formed on April 30, 2012 for the sole purpose of owning LINN Energy units, and it has no significant assets or operations other than those related to its interest in LINN Energy. LinnCo does not have any cash flow other than distributions received, if any, in respect of its LINN Energy units. As a result, LinnCo’s financial condition and results of operations are dependent upon the operation and management of LINN Energy and its resulting performance.

LinnCo’s authorized capital structure consists of two classes of interests: (1) LinnCo shares, which have limited voting rights, and (2) voting shares. LINN Energy owns LinnCo’s sole voting share and is entitled to elect LinnCo’s entire board of directors (the “LinnCo Board”). Each LinnCo share is entitled to one vote on matters presented for the approval of LinnCo shareholders. LinnCo shareholders are not entitled to vote with respect to the election of members of the LinnCo Board or on certain other matters with respect to which only LINN Energy, as the holder of LinnCo’s sole outstanding “voting share,” is entitled to vote. However, LinnCo will submit to a vote of LinnCo’s shareholders any matter submitted by LINN Energy to a vote of its unitholders, including the election of LINN Energy’s board of directors (the “LINN Energy Board”). LinnCo will vote the LINN Energy units that LinnCo holds in the same manner as LinnCo shareholders vote (or refrain from voting) their shares on those matters. Following the completion of this transaction, LinnCo will continue to vote the accumulated LINN Energy units that LinnCo will hold in the same manner as LinnCo shareholders vote (or refrain from voting) their shares on those matters.

Ownership of LinnCo

The following diagram depicts the organizational and ownership structure of LINN Energy and LinnCo as of March 18, 2016.

Expiration Date

The offer is scheduled to expire at 12:00 midnight, New York City Time, at the end of April 25, 2016, unless extended or terminated. “Expiration date” means 12:00 midnight, New York City Time, at the end of April 25, 2016, unless and until LinnCo has extended the period during which the offer is open, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by LinnCo, will expire.

Extension, Termination or Amendment

Subject to the applicable rules and regulations of the SEC, LinnCo may extend the offer in the event that any of the offer conditions have not been satisfied as of any then scheduled expiration date in order to permit the satisfaction of the conditions to the offer, and must extend the offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ which is applicable to the offer.

LinnCo will effect any extension, termination, amendment or delay by giving oral or written notice to the exchange agent and by making a public announcement promptly thereafter as described under “The Offer—Extension, Termination and Amendment of the Offer.” In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day following the previously scheduled expiration date. Subject to applicable law, which require that any material change in the information published, sent or given to unitholders in connection with the offer be promptly disseminated to unitholders in a manner reasonably designed to inform them of such change and without limiting the manner in which LinnCo may choose to make any public announcement, LinnCo assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release. During any extension, LINN Energy units previously tendered and not validly withdrawn will remain subject to the offer, subject to the right of each LINN Energy unitholder to withdraw previously tendered LINN Energy units.

Conditions of the Offer

The offer is subject to the following conditions:

•	the effectiveness of the Registration Statement of which this document is a part; and

•	no legal prohibitions.

There is no financing condition to the offer. The offer is not subject to a minimum tender condition.

Withdrawal Rights

Tendered LINN Energy units may be withdrawn at any time prior to the expiration date. Additionally, if LinnCo has not accepted the LINN Energy units for exchange on or prior to May 20, 2016, LINN Energy unitholders may thereafter withdraw their LINN Energy units from tender at any time after such date until LinnCo accepts the LINN Energy units for exchange. Once LinnCo accepts such LINN Energy units for exchange pursuant to the offer, all tenders not previously withdrawn become irrevocable. You may not, however, withdraw LINN Energy units tendered during a subsequent offering period, if one is included.

Procedure for Tendering

To validly tender their LINN Energy units pursuant to the offer, LINN Energy unitholders must:

•	deliver a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents and certificates for tendered LINN Energy units to the exchange agent at its address set forth elsewhere in this document, all of which must be received by the exchange agent prior to the expiration date or the expiration of a subsequent offering period, if any; or

•	deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document, and LINN Energy units must be tendered pursuant to the procedures for book-entry tender set forth herein (and a confirmation of receipt of that tender received), and in each case be received by the exchange agent prior to the expiration date or the expiration of a subsequent offering period, if any.

In the case of a LINN Energy unitholder who is a foreign person that has owned a 5% or greater interest in LINN Energy at any time during the 5 year period prior to the expiration date or the expiration of a subsequent offering period, if any, and that wishes to participate in the exchange, it is possible that income tax withholding may apply. Pursuant to applicable law, such holder should either provide documentation to the exchange agent to demonstrate that withholding does not apply, or otherwise make arrangements with the exchange agent to satisfy any withholding obligation.

LINN Energy unitholders who hold LINN Energy units in “street name” through a bank, broker or other nominee holder, and desire to tender their LINN Energy units pursuant to the offer, should instruct the nominee holder to do so prior to the expiration date or the expiration of a subsequent offering period, if any.

Exchange of LINN Energy Units; Delivery of LinnCo Shares

Upon the terms and subject to the satisfaction of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any extension or amendment), LinnCo will accept for exchange, and will exchange, promptly following the expiration date, all LINN Energy units validly tendered and not validly withdrawn prior to the expiration date. If LinnCo elects to provide a subsequent offering period following the expiration date, LinnCo will accept for exchange immediately upon tender and will promptly exchange all LINN Energy units validly tendered during such subsequent offering periods.

Interests of Certain Persons in the Offer and LINN Energy Units

Certain of the officers and members of the LinnCo Board and LINN Energy Board are LINN Energy unitholders. For more information, please read “The Offer—Interests of Certain Persons in the Offer and LINN Energy Units.”

Comparative Market Price

LinnCo shares are listed on the NASDAQ under the symbol “LNCO,” and LINN Energy units are listed on the NASDAQ under the symbol “LINE.” The parties announced the offer after the close of trading on March 22, 2016. On March 21, 2016, the last trading day before the public announcement of the offer, the closing price per LINN Energy unit on the NASDAQ was $0.60, and the closing price per LinnCo share on the NASDAQ was $0.52.

LINN Energy unitholders should obtain current market quotations for LINN Energy units and LinnCo shares before deciding whether to tender their LINN Energy units in the offer. See “Comparative Market Price and Dividend Matters.”

While the closing price per LINN Energy unit may be above or below the closing price per LinnCo share, LINN Energy unitholders should consider all factors, including tax consequences from a strategic transaction by LINN Energy (including potential allocations of taxable income and loss, including CODI), when deciding whether to tender their units pursuant to the offer.

Comparison of Unitholders’ and Shareholders’ Rights

The rights of LinnCo shareholders are different in some respects from the rights of LINN Energy unitholders. Therefore, LINN Energy unitholders will have different rights once they become LinnCo shareholders. The differences are described in more detail under “Comparison of Unitholders’ and Shareholders’ Rights.”

Material U.S. Federal Income Tax Consequences

In general, the tax treatment of the sale of a LINN Energy unitholder’s units for cash will be substantially similar to, but not identical to, the exchange of LINN Energy units for LinnCo shares pursuant to the offer. Gain recognized by a unitholder on the sale of LINN Energy units for cash will be calculated in the same manner as an exchange, except such gain will be calculated with reference to the amount of cash received in the sale instead of the fair market value of LinnCo shares received. Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code.

In the event of a subsequent restructuring of LINN Energy’s debt following a sale, no CODI should be allocated to a U.S. holder with respect to those units sold so long as such CODI occurs in a month following the month in which the units are sold. Please see “Material U.S. Federal Income Tax Consequences.”

Certain similarities and differences among these three options are noted in the following table:

	Continue to Hold LINN Energy Units		Participate in Exchange	Sell LINN Energy Units for Cash
Allocation of CODI on Subsequent Restructuring of LINN Energy	CODI from a restructuring of LINN Energy’s debt will be allocated to LINN Energy’s unitholders. The following chart illustrates approximately how much CODI would be allocated to each LINN Energy unit at various amounts of total CODI at LINN Energy. CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the unitholder, potentially increasing such unitholder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each unitholder’s individual tax circumstances. LINN Energy unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of not participating in the offer, including any potential tax liabilities that may result from future CODI allocations.		Participating U.S. LINN Energy unitholders should not be allocated any CODI, so long as such CODI occurs in a month following the month in which the units are exchanged. LinnCo and LINN Energy do not believe that any events that have occurred in April will give rise to CODI in April. Accordingly, if the offer is settled in April, LinnCo and LINN Energy believe that tendering unitholders should not be allocated any CODI. The offer is scheduled to expire on April 25, 2016, unless extended or terminated. The offer will be settled promptly thereafter, and LinnCo anticipates that this settlement will occur on or prior to April 30, 2016. If settlement of the offer does not occur in April, LINN Energy will use its reasonable efforts to avoid any events that may result in the realization of CODI during the calendar month in which settlement of the offer. However, LINN Energy can provide no assurances that some amount of CODI will not be realized during the same calendar month as the settlement of the offer if it does not occur in April or the settlement of exchanges in any subsequent offering period. In such case, LINN Energy unitholders who participate in the offer could be allocated a portion of CODI arising in the same month the offer is settled. Importantly, however, even if CODI arises in the same month the offer is settled, a tendering unitholder would not be allocated CODI arising from subsequent transactions occurring in subsequent months.	Participating U.S. LINN Energy unitholders who sell in a month prior to the month of any subsequent restructuring should not be allocated any CODI.
	LINN Energy CODI	CODI Allocated Per LINN Energy Unit (1)
	$1 Billion	$ 2.83
	$3 Billion	$ 8.50
	$5 Billion	$14.17

	Continue to Hold LINN Energy Units	Participate in Exchange	Sell LINN Energy Units for Cash

Up-Front Taxation of Participation in Exchange/Sale of Units	Not applicable.	Gain recognized by a unitholder on the exchange of LINN Energy units for LinnCo shares will be calculated in the same manner as a sale of LINN Energy units for cash, except such gain will be calculated with reference to the fair market value of LinnCo shares received in the exchange instead of the amount of cash received in a sale. Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code. The gain or loss characterized as ordinary will depend on such holder’s share of LINN Energy’s “unrealized receivables” and “inventory items,” which includes depreciation, depletion or intangible drilling and development cost recapture.

Fully taxable transaction.

Treatment is substantively the same as participating in the exchange, except that gain or loss will be calculated based on the amount of cash received in the sale, rather than the fair market value of LinnCo shares.

A holder’s passive losses should no longer be considered subject to passive loss limitations.

Other Tax Considerations on Subsequent Restructuring of LINN Energy	Tax treatment of remaining LINN Energy unitholders on a subsequent restructuring is subject to many uncertainties, including, among other things, whether such units are cancelled, the amount of liabilities at LINN Energy following such restructuring, and other considerations.	Subsequent restructuring by LINN Energy should not have any direct tax impact on holders of LinnCo shares. In the event LinnCo shares are cancelled in connection with such a restructuring, exchanging unitholders may recognize a loss upon such cancellation.	Not applicable.

	Continue to Hold LINN Energy Units	Participate in Exchange	Sell LINN Energy Units for Cash

Economic Ownership in LINN Energy	Continue to directly own economic interest in LINN Energy and continue to receive allocations of items of taxable gain (including CODI, as applicable) or loss.	Unitholders participating in the exchange should avoid allocation of CODI while preserving ownership of LINN Energy (albeit indirectly through LinnCo).

Allows unitholders to exit their position in LINN Energy.

It may become more difficult to sell LINN Energy units in the future under various circumstances because of decreased liquidity of LINN Energy units, including any Chapter 11 filing by LINN Energy.

(1)	Based on 352,751,460 LINN Energy units outstanding (excluding unvested restricted units) as of March 18, 2016.

THE PRECEDING TABLE IS A SUMMARY AND IS QUALIFIED IN FULL BY REFERENCE TO OTHER DISCUSSIONS IN THIS PROSPECTUS/OFFER TO EXCHANGE, INCLUDING THE DISCUSSION UNDER “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.” LINN ENERGY UNITHOLDERS ARE HIGHLY ENCOURAGED TO DISCUSS THE TAX CONSEQUENCES OF PARTICIPATING, OR NOT PARTICIPATING, IN THE OFFER WITH THEIR OWN ADVISORS.

Tax matters can be complicated, and the tax consequences of the offer to each LINN Energy unitholder will depend on such unitholder’s particular facts and circumstances. LINN Energy unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of exchanging their LINN Energy units for the transaction consideration pursuant to the offer, as well as the potential tax consequences of not participating in the offer (including the potential for future CODI allocations resulting from strategic transactions by LINN Energy).

Accounting Treatment

Both LinnCo and LINN Energy present their financial statements in accordance with U.S. generally accepted accounting principles. As of March 18, 2016, LinnCo owned approximately 36% of LINN Energy’s outstanding units and accounted for its investment in LINN Energy under the equity method. The exchange of LINN Energy units for LinnCo shares will result in an increase in LinnCo’s ownership of LINN Energy. After the exchange, LinnCo will continue to account for its investment in LINN Energy under the equity method as it has the ability to exercise significant influence over, but does not control, LINN Energy. For more information regarding the voting rights of LinnCo shareholders, please see “Description of LinnCo Common Shares.”

Regulatory Approvals

LinnCo is not aware of any material regulatory approvals necessary to complete the offer, except that the offer may not be completed until the Registration Statement of which this document is a part is declared effective by the SEC.

Questions about the Offer

Questions or requests for assistance or additional copies of this document may be directed to the information agent at the telephone number and address set forth below. LINN Energy unitholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

The information agent for the offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (877) 297-1738

Email: linn@dfking.com

Recent Developments

Settlement Agreement

On April 4, 2016, LINN Energy, Linn Energy Finance Corp. (together with LINN Energy, the “Issuers”), and all of LINN Energy’s material subsidiaries, other than Berry (collectively, the “Guarantors”), entered into a settlement agreement (the “Settlement Agreement”) with certain holders (the “Settling Holders”) of the Issuers’ $1.0 billion of outstanding 12% senior secured second lien notes due 2020 (the “Notes”) and Delaware Trust Company, as successor trustee and collateral trustee.

The Settlement Agreement, upon its effectiveness, provides that the parties will commence good faith negotiations with each other regarding the terms of a potential comprehensive and consensual restructuring, including a potential restructuring under a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. If the parties are unable to reach agreement on the terms of a consensual restructuring on or before the date on which such cases under Chapter 11 of the U.S. Bankruptcy Code are commenced (or such later date as mutually agreed to by the parties), the parties will support entry by the Bankruptcy Court of a settlement order that, among other things, (i) approves the issuance of additional Notes, in the principal amount of $1 billion plus certain accrued interest, on a proportionate basis to existing holders of the Notes and (ii) releases the mortgages and other collateral upon the issuance of the additional Notes (the “Settlement Order”).

The Settlement Agreement terminates upon, among other events, (i) the expiration of 91 days after effectiveness of the Settlement Agreement, unless the Issuers and the Guarantors have commenced cases under Chapter 11 of the U.S. Bankruptcy Code, or (ii) entry by the Bankruptcy Court of a final, non-appealable order denying the Issuers’ and the Guarantors’ motion seeking entry of the Settlement Order.

LinnCo and LINN Energy have previously announced that debt restructurings and other strategic transactions implemented by LINN Energy could result in the realization of CODI that would be allocated to the unitholders of LINN Energy. LinnCo and LINN Energy do not believe that executing the Settlement Agreement will result in the realization of any CODI. However, the settlement discussions with the Settling Holders reaffirm LinnCo’s and LINN Energy’s belief that future transactions may or will give rise to CODI. In particular, the completion of the transactions contemplated in the Settlement Agreement (e.g., the issuance of additional debt claims and the release of collateral) could give rise to CODI if and when the transactions are completed. Such CODI would be allocated to the persons who are LINN Energy unitholders at the beginning of the month in which the transactions contemplated by the Settlement Agreement are completed. If the offer is consummated in April, LinnCo and LINN Energy do not believe that LINN Energy unitholders participating in the offer will be allocated any CODI in connection with or as a result of the Settlement Agreement or the transactions contemplated by the Settlement Agreement.

In general, if CODI arises in any particular month, that CODI will be allocated to LINN Energy unitholders who held LINN Energy units as of the first day of that month. LinnCo and LINN Energy do not believe that any events that have occurred in April will give rise to CODI in April. Accordingly, if the offer is settled in April, LinnCo and LINN Energy believe that LINN Energy unitholders should not be allocated any CODI. The offer is scheduled to expire on April 25, 2016, unless extended or terminated. The offer will be settled promptly thereafter, and LinnCo anticipates that this settlement will occur on or prior to April 30, 2016. If settlement of the offer does not occur in April, LINN Energy will use its reasonable efforts to avoid any events that may result in the realization of CODI during the calendar month in which settlement of the offer occurs. However, LINN Energy can provide no assurances that some amount of CODI will not be realized during the same calendar month as the settlement of the offer if it does not occur in April or the settlement of exchanges in any subsequent offering period. In such case, LINN Energy unitholders who participate in the offer could be allocated a portion of the CODI arising in the same month the offer is settled. Importantly, however, even if CODI arises in the same month the offer is settled, a tendering LINN Energy unitholder would not be allocated CODI arising from subsequent transactions occurring in subsequent months.

Additionally, in the event that LinnCo elects to provide a subsequent offering period, LinnCo and LINN Energy cannot make any assurances that CODI will not arise during or before the expiration of any such subsequent offering period (if any). Please see “Material U.S. Federal Income Tax Consequences—Tax Consequences to Holders of LINN Energy Units of Participation in the Offer—LINN Energy Items of Income, Gain, Loss, and Deduction for the Taxable Period Ending on the Date of the Exchange”, “Risk Factors—Risk Factors Relating to LinnCo and LINN Energy—LINN Energy is exploring strategic alternatives to strengthen its balance sheet and maximize its value. LINN Energy may consider alternatives that could have significant adverse tax consequences to its unitholders” and “Risk Factors—Risk Factors Relating to LinnCo and LINN Energy—To the extent that LINN Energy later realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders.”

Amendments to LINN Energy and Berry Credit Facilities

Eighth Amendment to LINN Energy’s Sixth Amended and Restated Credit Agreement

On April 12, 2016, LINN Energy entered into the Eighth Amendment to Sixth Amended and Restated Credit Agreement (the “Eighth Amendment”), among LINN Energy, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent (the “Administrative Agent”) and each of the lenders party thereto (the “Lenders”), which amends that certain Sixth Amended and Restated Credit Agreement, dated as of April 24, 2013 (as amended, the “LINN Energy Credit Agreement”), among LINN Energy, the lenders from time to time party thereto and the Administrative Agent.

The Eighth Amendment provides for, among other things, an agreement that (i) certain events (the “Specified Events”) will not become defaults or events of default until May 11, 2016, (ii) the borrowing base will remain constant until May 11, 2016 unless reduced as a result of swap agreement terminations or collateral sales and (iii) LINN Energy, the Administrative Agent and the Lenders will negotiate in good faith the terms of a restructuring support agreement in furtherance of a restructuring of the capital structure of LINN Energy and its subsidiaries. In the event a fully executed restructuring support agreement is entered into by May 11, 2016, LINN Energy will be required to make a $350,000,000 permanent repayment of the loans outstanding under the LINN Energy Credit Agreement.

Pursuant to the Eighth Amendment, the Specified Events are:

•	The receipt of a going concern qualification or explanatory statement in the auditors’ report on LINN Energy’s consolidated financial statements for the year ended December 31, 2015;

•	The receipt of a going concern qualification or explanatory statement in the auditors’ report on Berry’s consolidated financial statements for the year ended December 31, 2015;

•	The failure of LINN Energy or Berry to make certain interest payments on their unsecured notes;

•	Any cross-defaults that may arise on account of any of the foregoing, provided that no event of default is continuing under any document giving rise to such cross default; and

•	Any failure to provide notice of any of the events described above.

As a condition to closing the Eighth Amendment, (a) LINN Energy made a $100,000,000 repayment of the loans outstanding under the LINN Energy Credit Agreement and (b) LINN Energy and certain of its subsidiaries provided control agreements over certain deposit accounts (other than deposit accounts holding the proceeds of the loans drawn under the LINN Energy Credit Agreement on February 2, 2016 and certain other excluded accounts).

Twelfth Amendment to Berry’s Second Amended and Restated Credit Agreement

On April 12, 2016, Berry entered into the Twelfth Amendment to Second Amended and Restated Credit Agreement (the “Twelfth Amendment”), among Berry, each of the lenders party thereto (the “Berry Lenders”) and Wells Fargo Bank, National Association, as administrative agent (the “Berry Administrative Agent”), which amends that certain Second Amended and Restated Credit Agreement, dated as of November 15, 2010 (as amended, the “Berry Credit Agreement”), among Berry, the lenders from time to time party thereto and the Administrative Agent.

The Twelfth Amendment provides for, among other things, an agreement that (i) certain events (the “Berry Specified Events”) will not become defaults or events of default until May 11, 2016, (ii) the borrowing base will remain constant until May 11, 2016 unless reduced as a result of swap agreement terminations or collateral sales, (iii) Berry will have access to $45 million in cash that is currently restricted in favor of the Berry Administrative Agent and Berry Lenders in order to fund ordinary course operations and (iv) Berry, the Berry Administrative Agent and the Berry Lenders will negotiate in good faith the terms of a restructuring support agreement in furtherance of a restructuring of the capital structure of Berry.

Pursuant to the Twelfth Amendment, the Berry Specified Events are:

•	The receipt of a going concern qualification or explanatory statement in the auditors’ report on Berry’s consolidated financial statements for the year ended December 31, 2015;

•	The receipt of a going concern qualification or explanatory statement in the auditors’ report on LINN Energy’s consolidated financial statements for the year ended December 31, 2015;

•	The failure of Berry or LINN Energy to make certain interest payments on their unsecured notes;

•	The failure to maintain the Berry Credit Agreement interest coverage ratio, as set forth in Section 7.12 of the Berry Credit Agreement;

•	Any cross-defaults that may arise on account of any of the foregoing, provided that no event of default is continuing under any document giving rise to such cross default; and

•	Any failure to provide notice of any of the events described above.

As a condition to closing the Twelfth Amendment, Berry provided control agreements over certain deposit accounts (subject to certain other exceptions).

Interest Payments on LINN Energy and Berry Senior Notes

On March 15, 2016, LINN Energy and Berry deferred making interest payments totaling approximately $60 million due March 15, 2016, including approximately $30 million on LINN Energy’s 7.75% senior notes due February 2021, approximately $12 million on LINN Energy’s 6.50% senior notes due September 2021 and approximately $18 million on Berry’s 6.375% senior notes due September 2022. On April 14, 2016, within the 30-day interest payment grace period provided for in the indentures governing the notes, LINN Energy and Berry made payments of approximately $60 million in satisfaction of their respective obligations.

Furthermore, LINN Energy and Berry have decided to defer making interest payments of $31 million due April 15, 2016 with respect to LINN Energy’s 8.625% senior notes due 2020, interest payments due May 1, 2016 of approximately $18.2 million on LINN Energy’s 6.25% senior notes due May 2019 and approximately $8.8 million on Berry’s 6.75% senior notes due November 2020, which, as of the payment due date, will result in LINN Energy or Berry, as applicable, being in default under the indentures governing the applicable series of notes. Each of the indentures governing the applicable series of notes permit a 30-day grace period to make the interest payments.

SELECTED HISTORICAL FINANCIAL DATA OF LINNCO

The following selected historical financial data as of and for each of the years ended December 31, 2015, 2014 and 2013, and for the period from April, 30 2012 (Inception) to December 31, 2012, is derived from LinnCo’s audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, previously filed with the SEC on March 15, 2016. These historical results are not necessarily indicative of results that you can expect for any future period. The following table should be read together with, and is qualified in its entirety by reference to, LinnCo’s historical audited financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in Annex A to this document.

	Year Ended December 31,			April 30, 2012 (Inception) To December 31, 2012
	2015	2014	2013
	(in thousands, except per share amounts)
Statement of operations data:
Equity income (loss) from investment in Linn Energy, LLC	$(1,181,604)	$(1,964,999)	$(244,189)	$34,411
General and administrative expenses	(3,445)	(2,818)	(42,089)	(1,230)
Gain (loss) on transfer of Berry	—	13,673	(718,249)	—
Income tax (expense) benefit	10,623	734,684	92,080	(12,528)
Net income (loss)	(1,174,426)	(1,219,460)	(912,447)	20,653
Net income (loss) per share, basic and diluted	(9.14)	(9.49)	(23.46)	1.92
Dividends declared per share	0.938	2.90	2.88	0.71
Weighted average shares outstanding	128,544	128,526	38,896	10,747

Cash flow data:
Net cash provided by (used in):
Operating activities	$125,790	$376,869	$100,870	$25,221
Investing activities	—	—	—	(1,212,627)
Financing activities	(121,311)	(371,370)	(100,348)	1,187,929

Balance sheet data:
Total assets (1)	$37,408	$1,368,022	$3,665,519	$1,222,340

Ratio of earnings to fixed charges	—	—	—	—

(1)	The decreases in 2015 and 2014 primarily reflect impairments of LinnCo’s investment in LINN Energy. The increase in 2013 primarily reflects the value of additional LINN Energy units acquired in exchange for the transfer of Berry to LINN Energy.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF LINN ENERGY

The following selected historical consolidated financial data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 is derived from LINN Energy’s audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, previously filed with the SEC on March 15, 2016 (the “LINN Energy Annual Report”). These historical results are not necessarily indicative of results that you can expect for any future period. The following table should be read together with, and is qualified in its entirety by reference to, LINN Energy’s historical audited consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in Annex B to this document.

	At or for the Year Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except per unit amounts)
Statement of operations data:
Oil, natural gas and natural gas liquids sales	$1,726,271	$3,610,539	$2,073,240	$1,601,180	$1,162,037
Gains on oil and natural gas derivatives	1,056,189	1,206,179	177,857	124,762	449,940
Depreciation, depletion and amortization	805,757	1,073,902	829,311	606,150	334,084
Interest expense, net of amounts capitalized	546,453	587,838	421,137	379,937	259,725
Net income (loss)	(4,759,811)	(451,809)	(691,337)	(386,616)	438,439
Net income (loss) per unit:
Basic	(13.87)	(1.40)	(2.94)	(1.92)	2.52
Diluted	(13.87)	(1.40)	(2.94)	(1.92)	2.51
Distributions declared per unit	0.938	2.90	2.90	2.87	2.70
Weighted average units outstanding	343,323	328,918	237,544	203,775	172,004

Cash flow data:
Net cash provided by (used in):
Operating activities (1)	$1,249,457	$1,711,890	$1,166,212	$350,907	$518,706
Investing activities	(307,302)	(1,920,104)	(1,253,317)	(3,684,829)	(2,130,360)
Financing activities	(941,796)	157,852	138,033	3,334,051	1,376,767

Balance sheet data:
Total assets	$9,976,946	$16,423,509	$16,504,964	$11,451,238	$7,928,854
Current portion of long-term debt	3,716,508	—	211,558	—	—
Long-term debt, net	5,328,235	10,295,809	8,958,658	6,037,817	3,993,657
Unitholders’ capital (deficit)	(268,901)	4,543,605	5,891,427	4,427,180	3,428,910

Ratio of earnings to fixed charges	— (2)	— (2)	— (2)	— (2)	2.69x	(2)

(1)	Net of payments made for commodity derivative premiums of approximately $583 million and $134 million for the years ended December 31, 2012, and December 31, 2011, respectively.
(2)

Earnings for the year ended December 31, 2015, were insufficient to cover fixed charges by approximately $4.8 billion, primarily due to noncash impairment charges of approximately $5.8 billion associated with oil and natural gas properties, primarily related to a decline in commodity prices, changes in expected capital development and a decline in LINN Energy’s estimates of proved reserves. Earnings for the year ended December 31, 2014, were insufficient to cover fixed charges by approximately $457 million, primarily due to noncash impairment charges of approximately $2.3 billion associated with proved oil and natural gas properties, primarily related to a decline in commodity prices. Earnings for the year ended December 31, 2013, were insufficient to cover fixed charges by approximately $696 million, primarily due to noncash impairment charges of approximately $791 million associated with proved oil and natural gas properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices, as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013. Earnings for the year ended December 31, 2012, were insufficient to cover fixed charges by approximately $386 million, primarily due to noncash impairment charges of approximately $422 million associated with proved oil and natural gas properties related to the SEC five-year development limitation on PUDs and a decline in commodity prices and approximately $278 million associated with changes in fair value on unsettled derivative contracts.

	At or for the Year Ended December 31,
	2015	2014	2013	2012	2011
Production data:
Average daily production:
Natural gas (MMcf/d)	642	572	443	349	175
Oil (MBbls/d)	62.4	72.9	33.5	29.2	21.5
NGL (MBbls/d)	28.6	33.5	29.7	24.5	10.8
Total (MMcfe/d)	1,188	1,210	822	671	369

Estimated proved reserves: (1)
Natural gas (Bcf)	2,619	4,255	3,010	2,571	1,675
Oil (MMBbls)	197	342	366	191	189
NGL (MMBbls)	114	166	200	179	94
Total (Bcfe)	4,488	7,304	6,403	4,796	3,370

(1)	In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet gives effect to the exchange of LINN Energy units for LinnCo shares as if the transaction had been completed as of December 31, 2015. The unaudited pro forma condensed combined statement of operations gives effect to the exchange of LINN Energy units for LinnCo shares as if the transaction had been completed as of January 1, 2015.

The pro forma condensed combined financial statements present the exchange assuming 75% of LINN Energy’s outstanding units (excluding unvested LINN Energy restricted units and LINN Energy units currently held by LinnCo, which may not participate in the exchange) are exchanged. The notes to the pro forma condensed combined financial statements present an additional range of outcomes regarding the exchange, including the possibilities that 60% or 90% of LINN Energy’s outstanding units (excluding unvested LINN Energy restricted units and LINN Energy units currently held by LinnCo, which may not participate in the exchange) are exchanged.

The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the transaction and changes in commodity and share prices.

The unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual financial position or results of operations of LinnCo would have been had the transaction been completed as of the dates assumed, nor is this information necessarily indicative of future financial position or results of operations. The unaudited pro forma condensed combined balance sheet and statement of operations should be read in conjunction with LinnCo’s and LINN Energy’s historical financial statements and the notes thereto included in their respective Annual Report on Form 10-K for the year ended December 31, 2015, which have been included in this prospectus/offer to exchange.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet

	December 31, 2015
	LinnCo Historical	Pro Forma Adjustments	LinnCo Pro Forma
	(in thousands)
Total assets	$37,408	$135,324	$172,732
Total current liabilities	30,402	—	30,402
Shareholders’ equity	7,006	135,324	142,330

Selected Unaudited Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2015
	LinnCo Historical	Pro Forma Adjustments		LinnCo Pro Forma
	(in thousands, except per share amounts)
Net loss	$(1,174,426)	$(135,324)		$(1,309,750)
Net loss per share, basic and diluted	$(9.14)			$(4.41)
Weighted average shares outstanding	128,544	168,155	(1)	296,699

(1)	Reflects approximately 168.2 million LinnCo shares assumed to be issued in conjunction with the transaction on January 1, 2015. Assuming 60% exchange, LinnCo’s pro forma net loss per share, basic and diluted, would be approximately $4.88 per share. Assuming 90% exchange, LinnCo’s pro forma net loss per share, basic and diluted, would be approximately $4.05 per share.

COMPARATIVE PER SHARE/UNIT DATA

(UNAUDITED)

The following table reflects historical information about basic and diluted earnings per share or unit, as applicable, cash dividends/distributions per share or unit, as applicable, and book value per share or unit, as applicable, for the years ended December 31, 2015, 2014 and 2013, for LinnCo and LINN Energy on a historical basis and on an unaudited pro forma combined basis after giving effect to the completion of the offer. The pro forma data of the combined company assumes the exchange of 75% of the LINN Energy units by LinnCo and was derived as described elsewhere in this document. For a discussion of the assumptions and adjustments made in preparing the pro forma financial information presented in this document, see “Unaudited Pro Forma Condensed Combined Financial Information.”

LINN Energy unitholders should read the information presented in the following table together with the historical financial statements of LinnCo and LINN Energy and the related notes set forth herein and the “Unaudited Pro Forma Condensed Combined Financial Information” appearing elsewhere in this document. The pro forma data is unaudited and for illustrative purposes only. LINN Energy unitholders should not rely on this information as being indicative of the future results that LinnCo will achieve after the consummation of the offer. This pro forma information is subject to risks and uncertainties, including those discussed in “Risk Factors.”

	LinnCo Historical	LINN Energy Historical	LinnCo Pro Forma		Pro Forma Equivalent per LINN Energy Unit (1)
Data per share/unit for the year ended December 31, 2015
Net loss per share/unit—basic and diluted	$(9.14)	$(13.87)	$(4.41)		$(4.41)
Cash dividends declared per share/unit	$0.938	$0.938	$0.938	(2)	$0.938	(2)
Book value per share/unit	$0.05	$(0.76)	$0.48		$0.48
Data per share/unit for the year ended December 31, 2014
Net loss per share/unit—basic and diluted	$(9.49)	$(1.40)
Cash dividends declared per share/unit	$2.90	$2.90
Book value per share/unit	$10.10	$13.69
Data per share/unit for the year ended December 31, 2013
Net loss per share/unit—basic and diluted	$(23.46)	$(2.94)
Cash dividends declared per share/unit	$2.88	$2.90
Book value per share/unit	$22.47	$17.87

(1)	The LINN Energy pro forma equivalent per unit amounts were calculated by multiplying the pro forma combined amounts by the exchange ratio of 1.0.
(2)	Pro forma dividends per share are based solely on historical dividends for LinnCo.

RISK FACTORS

LINN Energy unitholders should carefully read this document and the other documents referred to into this document, including in particular the following risk factors, in deciding whether to tender units pursuant to the offer. For additional risk factors specific to LinnCo’s and LINN Energy’s businesses that will also affect both companies after the offer, please see “Information Concerning LinnCo, LLC—Risk Factors” and “Information Concerning Linn Energy, LLC—Risk Factors” in Annex A and Annex B, respectively, to this prospectus/offer to exchange.

Risk Factors Relating to LinnCo and LINN Energy

If LINN Energy is unable to repay or refinance its existing and future debt as it becomes due, whether at maturity or as a result of acceleration, LINN Energy may be unable to continue as a going concern.

LINN Energy has significant indebtedness under its senior notes and its credit facility (the “LINN Energy Credit Facility”) and Berry’s credit facility (the “Berry Credit Facility”, and together with the LINN Energy Credit Facility, the “Credit Facilities”). As of March 18, 2016, LINN Energy had an aggregate amount of approximately $9.3 billion outstanding under its senior notes and Credit Facilities (with additional borrowing capacity of less than $1 million). As a result of its indebtedness, LINN Energy uses a significant portion of its cash flow to pay interest and principal (when due) on its senior notes and Credit Facilities, which reduces the cash available to finance its operations and other business activities and limits its flexibility in planning for or reacting to changes in its business and the industry in which it operates.

While LINN Energy will attempt to take appropriate mitigating actions to refinance any indebtedness prior to its maturity or otherwise extend the maturity dates, and to cure any potential defaults, there is no assurance that any particular actions with respect to refinancing existing indebtedness, extending the maturity of existing indebtedness or curing potential defaults in LINN Energy’s existing and future debt agreements will be sufficient. The uncertainty associated with LINN Energy’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The report of LINN Energy’s independent registered public accounting firm that accompanied its audited consolidated financial statements in the LINN Energy Annual Report contained an explanatory paragraph regarding the substantial doubt about LINN Energy’s ability to continue as a going concern.

LINN Energy is exploring strategic alternatives to strengthen its balance sheet and maximize its value. LINN Energy may consider alternatives that could have significant adverse tax consequences to its unitholders.

LINN Energy is exploring strategic alternatives to strengthen its balance sheet and maximize its value. LINN Energy may consider alternatives that could have significant adverse tax consequences to its unitholders. For example, LINN Energy may engage in additional transactions that result in significant CODI to its unitholders. As described below, any CODI income may cause a unitholder to be allocated income with respect to LINN Energy units with no corresponding distribution of cash to fund the payment of the resulting tax liability to the unitholder. In addition, LINN Energy may engage in transactions that trigger a unitholder’s tax gain or loss with respect to LINN Energy units. A transaction that triggers a unitholder’s gain may not be accompanied by any receipt of cash to fund the payment of the resulting tax liability to the LINN Energy unitholder. Under certain circumstances, a LINN Energy unitholder’s loss upon any such transaction may be permanently disallowed.

LINN Energy unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of exchanging their LINN Energy units for the transaction consideration pursuant to the offer, as well as the potential tax consequences of not participating in the offer (including the potential for future CODI allocations resulting from strategic transactions by LINN Energy).

To the extent that LINN Energy later realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders.

To the extent that LINN Energy later realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders. Such allocated CODI could be significant and in excess of any particular LINN Energy unitholder’s tax attributes that may be available to offset such CODI. For example, if future restructuring of LINN Energy’s indebtedness results in $1 billion, $3 billion or $5 billion of CODI, then approximately $2.83, $8.50, and $14.17, respectively, of CODI will be allocated to each outstanding LINN Energy unit (based on 352,751,460 LINN Energy units outstanding (excluding unvested restricted units) at March 18, 2016). CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the unitholder, potentially increasing such unitholder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each unitholder’s individual tax circumstances.

LinnCo and LINN Energy may seek the protection of the United States Bankruptcy Court (“Bankruptcy Court”) which may harm LinnCo’s and LINN Energy’s respective business and place their respective equity holders at significant risk of losing all of their investment in the companies.

LinnCo and LINN Energy have engaged financial and legal advisors to assist them in, among other things, analyzing various strategic alternatives to address their liquidity and capital structure, including strategic and refinancing alternatives through a private restructuring. However, a filing under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) may be unavoidable. Seeking Bankruptcy Court protection could have a material adverse effect on LinnCo’s and LINN Energy’s respective business, financial condition, results of operations and liquidity. As long as a Chapter 11 proceeding continues, LinnCo’s and LINN Energy’s senior management would be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on their respective business operations. Bankruptcy Court protection also might make it more difficult to retain management and other key personnel necessary to the success and growth of LinnCo’s and LINN Energy’s respective business. Also during the Chapter 11 proceedings, LINN Energy’s ability to enter into new commodity derivatives covering additional estimated future production would be dependent upon either entering into unsecured hedges or obtaining Bankruptcy Court approval to enter into secured hedges. Furthermore, counterparties under LINN Energy’s existing hedge transactions may elect to terminate those transactions in connection with a bankruptcy filing without its consent.

LINN Energy has a significant amount of indebtedness that is senior to its units in its capital structure. As a result, LINN Energy believes that seeking Bankruptcy Court protection under a Chapter 11 proceeding could cause its units to be canceled, result in a limited recovery for unitholders, if any, and place current equity holders at significant risk of losing all of their investment in LINN Energy. Additionally, a Chapter 11 proceeding could cause LinnCo’s shares to be canceled, result in a limited recovery for shareholders, if any, and place current LinnCo equity holders at significant risk of losing all of their investment in LinnCo.

Potential technical termination of the LINN Energy partnership.

The offer may, depending on the level of participation, contribute to a technical, or “constructive,” termination of LINN Energy for U.S. federal income tax purposes if the offer results in there being a sale or exchange of 50% or more of the total interests in LINN Energy’s capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. LINN Energy’s termination would, among other things, result in a deferral of depreciation deductions allowable in computing LINN Energy’s taxable income. A deferral of depreciation deductions could increase the amount of taxable income allocated to LinnCo from LINN Energy which could increase LinnCo’s tax liabilities. LINN Energy’s termination currently would not affect its classification as a partnership for federal income tax purposes, but could cause it to be subject to penalties if it were unable to determine that a termination occurred.

Potential increase in LinnCo’s tax liabilities.

Following the offer, the amount of tax that LinnCo pays with respect to cash distributions from LINN Energy (if any such distributions occur, which may be unlikely in the near term) may be higher than in the past. This increase could be the result of, among other things, a reduction of LinnCo’s tax basis in LINN Energy, a technical termination of LINN Energy, or a reduction of other LinnCo or LINN Energy tax attributes.

The price of both LinnCo shares and LINN Energy units has recently declined below $1.00 per share or unit, as applicable. If the prices continue to remain below $1.00, the LinnCo shares and the LINN Energy units, respectively, may be subject to delisting from the NASDAQ, which could negatively impact the liquidity and market price of the LinnCo shares and LINN Energy units.

The LinnCo shares and LINN Energy units are listed on the NASDAQ and the continued listing of the LinnCo shares and LINN Energy units on NASDAQ is subject to compliance with NASDAQ’s continued listing requirements, including, among other things, a minimum closing bid price requirement of $1.00 per share or unit, as applicable. If either or both of LinnCo and LINN Energy fails to satisfy such requirement for a period of 30 consecutive business days, NASDAQ will send a deficiency notice indicating that the non-compliant entity has a compliance period of 180 calendar days from such notice to cure the deficiency by satisfying the minimum bid requirement for a minimum of ten consecutive business days. Failure to regain compliance with the minimum closing bid price requirement could result in delisting of the LinnCo shares and LINN Energy units from NASDAQ.

To date in 2016, the bid price of LINN Energy units and LinnCo shares closed below the $1.00 per unit or share, applicable, minimum bid price on several occasions. Any delisting from NASDAQ could have a negative impact on the market price and liquidity of LINN Energy units and LinnCo shares. In addition, delisting could harm LINN Energy’s ability to access the capital markets and result in the potential loss of confidence by investors, increased employee turnover and fewer business development opportunities.

If, as a result of the offer or otherwise, LINN Energy units no longer meet the requirements of the NASDAQ for continued listing and the LINN Energy units are delisted, the market for such units would be adversely affected.

The LINN Energy units are currently listed on the NASDAQ. However, the rules of the NASDAQ establish certain continued listing criteria that, if not met, could lead to the delisting of the LINN Energy units from the NASDAQ. Among such criteria are the number of unitholders, the number of units publicly held and the aggregate market value of the units publicly held. If, as a result of the offer or otherwise, LINN Energy units no longer meet the requirements of the NASDAQ for continued listing and the LINN Energy units are delisted, the market for such units would be adversely affected.

Following delisting as a result of failing to satisfy the NASDAQ’s continued listing criteria as noted above, it is possible that LINN Energy units would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for such units would, however, depend upon the number of LINN Energy unitholders and the aggregate market value of LINN Energy units remaining at such time, the interest in maintaining a market in such units on the part of securities firms, the possible termination of registration of LINN Energy units under the Exchange Act and other factors.

LINN Energy will incur direct and indirect costs as a result of the offer.

LINN Energy will incur certain expenses in connection with and as a result of completing the offer. Pursuant to an Omnibus Agreement, LINN Energy is required to reimburse LinnCo for expenses of the offering. Moreover, since LinnCo and LINN Energy have the same officers, diversion of LINN Energy’s management focus and resources from the day-to-day operations of the business to matters relating to the transaction could adversely affect LINN Energy’s business, regardless of whether the offer is completed.

Risk Factors Relating to the Offer

The exchange ratio is fixed and will not be adjusted. Because the market price of LinnCo shares may fluctuate, LINN Energy unitholders cannot be sure of the market value of the LinnCo shares they will receive in exchange for their LINN Energy units in connection with the offer.

In connection with the offer, LINN Energy unitholders will receive one LinnCo share for each of their LINN Energy units. The market price of LinnCo shares may decline after the date of this document, after you tender your units and/or after the offer is completed.

Because the offer will not be completed until certain conditions have been satisfied, a significant period of time may pass between the commencement of the offer, the time you tender your units and the time that LinnCo accepts your units for payment. Therefore, at the time you tender your LINN Energy units pursuant to the offer, you will not know the exact market value of the LinnCo shares that will be issued if LinnCo accepts such units for exchange.

See the “Comparative Market Price and Dividend Matters” section of this document. You are urged to obtain current market quotations for LINN Energy units and for LinnCo shares.

The offer remains subject to conditions that LinnCo cannot control.

The offer is subject to the absence of legal prohibitions and the Registration Statement of which this document is a part becoming effective. There are no assurances that these conditions to the offer will be satisfied or that the conditions will be satisfied in the time frame expected. If these conditions to the offer are not met, then LinnCo may, subject to the terms and conditions of the offer, allow the offer to expire, or amend or extend the offer. See “The Offer—Conditions of the Offer” for a discussion of the conditions to the offer.

Any participation in the offer will result in a decrease in the number of LINN Energy units available for trading, which could have a negative impact on the liquidity and market price of LINN Energy units following the offer.

If a sufficiently large number of LINN Energy units are tendered in the offer, the trading market for the remaining outstanding LINN Energy units may be less liquid and the market prices may fluctuate significantly depending on the volume of trading in the LINN Energy units. Furthermore, a security with a smaller “float” (i.e., number of units owned by the unitholders and available for trading in the securities markets) may command a lower price and trade with greater volatility or much less frequently than would a comparable security with a greater float. The resulting decreased liquidity may also make it more difficult for the U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”) of LINN Energy units who do not participate in the offer to subsequently sell their LINN Energy units.

The receipt of LinnCo shares in the offer will be a taxable transaction.

The exchange of LINN Energy units for LinnCo shares will be a taxable transaction for U.S. federal income tax purposes to U.S. holders. In general, the tax treatment of the exchange will be substantially similar to, but not identical to, a sale of LINN Energy units for cash in an ordinary market transaction.

A U.S. holder who receives LinnCo shares in exchange for LINN Energy units pursuant to the offer will recognize gain or loss in an amount equal to the difference between:

•	the sum of (i) the fair market value of any LinnCo shares received and (ii) such U.S. holder’s share of LINN Energy’s liabilities immediately prior to the exchange; and

•	such U.S. holder’s adjusted tax basis in the LINN Energy units exchanged therefore (which adjusted basis includes such U.S. holder’s share of LINN Energy’s liabilities immediately prior to the exchange as reduced by such U.S. holder’s share of LINN Energy’s distributions, losses, and nondeductible/noncapitalizable expenditures).

Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code. The gain or loss characterized as ordinary will depend on such holder’s share of LINN Energy’s “unrealized receivables” and “inventory items,” which includes depreciation, depletion or intangible drilling and development cost recapture. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of LINN Energy’s income could be used to offset the gain recognized by such U.S. holder.

Each LINN Energy unitholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the offer. Tax matters can be complicated, and the tax consequences of the offer to each LINN Energy unitholder will depend on such unitholder’s particular facts and circumstances. LINN Energy unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences to them of exchanging their LINN Energy units for the transaction consideration pursuant to the offer, as well as the potential tax consequences of not participating in the offer (including the potential for future CODI allocations resulting from strategic transactions by LINN Energy).

No ruling has been obtained with respect to the U.S. federal income tax consequences of the exchange.

No ruling has been or is expected to be requested or obtained from the Internal Revenue Service (the “IRS”) by either LinnCo or LINN Energy with respect to the exchange of LINN Energy units for LinnCo shares. The intended treatment of the offer, the consequences to exchanging unitholders, and certain benefits expected by LinnCo could be subject to challenge by the IRS.

If such challenge were successful, losses recognized by exchanging LINN Energy unitholders could potentially be disallowed, LINN Energy unitholders may be required to include items of tax gain and loss (potentially including CODI from a subsequent strategic transaction by LINN Energy) arising after the date the offer closes, or LinnCo may be forced to reduce its allocated items of tax loss. No assurances can be made with respect to the outcome of such challenges, if any.

FORWARD-LOOKING STATEMENTS

This prospectus/offer to exchange contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond LinnCo’s control. Because substantially all of LinnCo’s assets consist of its interest in LINN Energy’s units, these risks and uncertainties primarily relate to LINN Energy’s business, which include the following:

•	business strategy;

•	acquisition strategy;

•	financial strategy;

•	effects of legal proceedings;

•	ability to resume payment of distributions in the future or maintain or grow them after such resumption;

•	drilling locations;

•	oil, natural gas and natural gas liquids (“NGL”) reserves;

•	realized oil, natural gas and NGL prices;

•	production volumes;

•	capital expenditures;

•	economic and competitive advantages;

•	credit and capital market conditions;

•	regulatory changes;

•	lease operating expenses, general and administrative expenses and development costs;

•	future operating results, including results of acquired properties;

•	plans, objectives, expectations and intentions;

•	taxes; and

•	integration of acquired businesses and operations and activities with respect to LINN Energy’s strategic alliances, which may take longer than anticipated, may be more costly than anticipated as a result of unexpected factors or events and may have an unanticipated adverse effect on LINN Energy’s business.

All of these types of statements, other than statements of historical fact included in this prospectus/offer to exchange, are forward-looking statements. These forward-looking statements may be found in the “Summary,” “Risk Factors,” and other sections of this prospectus/offer to exchange. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus/offer to exchange are largely based on LinnCo’s expectations and the expectations of LINN Energy, which reflect estimates and assumptions made by LinnCo’s management and LINN Energy’s management. These estimates and assumptions reflect management’s best judgment based on currently known market conditions and other factors. Although LinnCo believes such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond LinnCo’s control. In addition, management’s assumptions may prove to be inaccurate. LinnCo cautions that the forward-looking statements contained in this prospectus/offer to exchange are not guarantees of future performance, and LinnCo cannot assure any reader that such statements will be realized or the events will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors set forth in the section entitled “Risk Factors” and elsewhere in this prospectus/offer to exchange. The forward-looking statements speak only as of the date made.

THE OFFER

General

LinnCo is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, to exchange for each outstanding LINN Energy unit validly tendered and not validly withdrawn in the offer, one LinnCo share.

The purpose of the offer is to permit holders of LINN Energy units to maintain their economic interest in LINN Energy through LinnCo, an entity that is taxed as a corporation rather than a partnership, which may allow LINN Energy unitholders to avoid future allocations of taxable income and loss, including CODI, that could result from future debt restructurings or other strategic transactions by LINN Energy. Because LINN Energy is treated as a partnership for federal and all relevant state income tax purposes, all items of income, gain, loss, deduction and credit of LINN Energy are treated as items of income, gain, loss, deduction and credit allocated directly to LINN Energy’s unitholders and reported on such unitholders’ separate returns. LinnCo is treated as a corporation for federal and all relevant state income tax purposes and all items of income, gain, loss, deduction and credit of LinnCo are reported on LinnCo’s separate income tax return and are not allocated to LinnCo’s shareholders. As a result, LINN Energy unitholders generally benefit from owning LINN Energy units when there is income and profits at LINN Energy because such income and profits are not taxed at a corporate level and all of LINN Energy’s deductions are allocated directly to LINN Energy’s unitholders, potentially offsetting any allocation of income. However, under distressed economic and business circumstances, similar to what LINN Energy is currently experiencing, LINN Energy unitholders may be exposed to disadvantageous tax consequences through the ownership of LINN Energy units in the event LINN Energy’s debt is restructured or in the event of any other strategic transaction resulting in CODI. For example, to the extent that LINN Energy realizes CODI from future debt restructurings or other strategic transactions, that income will be directly allocated to its unitholders and reported on such unitholders’ separate returns. Conversely, to the extent such CODI is allocated to LinnCo, which is taxed as a corporation, such income would not be allocated to LinnCo’s shareholders but would instead be reported on LinnCo’s separate return.

LinnCo believes that many LINN Energy unitholders may benefit from participating in the offer. However, because the tax situation of each LINN Energy unitholder is unique, LinnCo recommends that each LINN Energy unitholder consult with such LINN Energy unitholder’s own individual tax advisor to determine whether it is in such LINN Energy unitholder’s best interest to participate in the offer. Moreover, nothing in the prospectus/offer to exchange should be interpreted as suggesting that any LINN Energy unitholder should retain their ownership interest in LINN Energy. Indeed, it is possible that either or both LINN Energy and LinnCo could seek protection under Chapter 11 of the U.S. Bankruptcy Code, and it is possible that LinnCo shares and LINN Energy units could be severely diluted or even eliminated in such proceedings.

The offer is open to all holders of LINN Energy units who validly tender and do not validly withdraw their units in a jurisdiction where the offer is permitted. Therefore, any executive officer, director or affiliate of LINN Energy who holds LINN Energy units may participate in the offer on the same terms and conditions as all other holders of LINN Energy units.

LinnCo intends to retain all of the LINN Energy units that it acquires in connection with the offer.

Background of the Offer

Because LinnCo’s financial performance is closely tied to that of LINN Energy, the LinnCo Board periodically reviews and assesses LINN Energy’s operations, liquidity and financial performance, as well as trends affecting the oil and gas industry and a variety of strategic alternatives reasonably available to LINN Energy. As a result of the ongoing downturn in commodity prices, in January 2016, the LINN Energy and LinnCo Boards convened to consider LINN Energy’s financial performance and the corresponding performance of LinnCo and the current debt structure at LINN Energy. At such meeting, the LINN Energy Board discussed LINN Energy’s business, current and future operations in the current commodity price environment and liquidity concerns, including among other things, imminent interest payments, compliance with financial covenants under LINN Energy’s debt agreements, the possibility of receiving a going concern opinion from LINN Energy’s independent registered public accounting firm in connection with LINN Energy’s Annual Report on Form 10-K for the year ended December 31, 2015 and other potential defaults, which, absent a waiver, amendment or other agreement, would following the expiration of applicable grace periods constitute events of default under certain debt agreements of LINN Energy and would potentially result in the acceleration of LINN Energy’s outstanding indebtedness. Lazard Frères & Co. LLC (“Lazard”) reviewed the timeline for key upcoming events, including interest payment dates, borrowing base redeterminations and covenant compliance dates under various debt instruments. In addition, Lazard provided preliminary observations with respect to various hypothetical strategic alternatives related to the LINN Energy and LinnCo capital structure, including both in- and out-of-court restructuring transactions and asset and hedge monetizations. As part of these observations, Lazard presented potential terms for exchange offers involving the exchange of unsecured notes of LINN Energy for newly issued secured debt, convertible debt and a combination of secured debt and equity, as well as the terms of an equitization of certain debtholders. Lazard also discussed possible execution considerations and risks, capital structure implications and rating agency reactions to these potential transactions. These transactions were discussed for illustrative purposes and did not represent proposals from any third party. Lazard also discussed with the LINN Energy board of directors the process for engaging and initiating discussion with key stakeholders and their respective advisors regarding non-disclosure agreements and waivers, amendments or agreements relating to certain of LINN Energy’s debt agreements and certain interest payments. At the same meeting, Kirkland & Ellis LLP (“K&E”) addressed the impact of potential CODI that may result from these potential transactions. In February 2016, LinnCo and LINN Energy announced that they had retained K&E as legal advisor and Lazard as financial advisor to assist with the review of strategic alternatives.

On February 17, 2016, K&E presented additional information with respect to possible CODI that may result from various restructuring transactions. To address the consequences that may affect LINN Energy unitholders as a result of any future restructuring, K&E presented, and the LinnCo Board evaluated, a proposal that would allow LINN Energy unitholders who may be adversely impacted by future restructuring transactions to exchange their LINN Energy units for LinnCo shares. Additionally, K&E’s presentation highlighted the fiduciary duties considerations of both LinnCo Board and LINN Energy Board with respect to each Board’s role in the exchange.

On March 11, 2016, K&E presented to the LINN Energy Board additional information regarding the exchange process and required documentation. On March 22, 2016, the LinnCo Board met to review the final documentation and approve the offer to exchange LINN Energy units for LinnCo shares. At the subsequent board meetings noted above, Lazard provided updates to the LINN Energy Board regarding the status of such discussions with key stakeholders.

Distribution of Offering Materials

This document, the accompanying letter of transmittal and other relevant materials will be delivered to record holders of LINN Energy units and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on LINN Energy’s unitholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, so that they can in turn send these materials to beneficial owners of units.

Expiration Date

The offer is scheduled to expire at 12:00 midnight, New York City Time, at the end of April 25, 2016, unless extended or terminated. “Expiration date” means 12:00 midnight, New York City Time, at the end of April 25, 2016, unless and until LinnCo has extended the period during which the offer is open, in which event the term “expiration date” means the latest time and date at which the offer, as so extended by LinnCo, will expire.

Extension, Termination and Amendment of the Offer

Subject to the applicable rules and regulations of the SEC, LinnCo may extend the offer in the event that any of the offer conditions have not been satisfied as of any then scheduled expiration date in order to permit the satisfaction of the conditions to the offer, and must extend the offer for any period required by any law, rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ which is applicable to the offer.

LinnCo expressly reserves the right to waive any offer condition or modify the terms of the offer. LinnCo will effect any extension, termination, amendment or delay of the offer by giving oral or written notice to the exchange agent and by making a public announcement promptly thereafter. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day following the previously scheduled expiration date. Subject to applicable law and without limiting the manner in which LinnCo may choose to make any public announcement, LinnCo assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release.

If LinnCo materially changes the terms of the offer or the information concerning the offer, LinnCo will extend the offer to the extent legally required under the Securities Exchange of 1934, as amended (the “Exchange Act”).

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time.

Pursuant to Rule 14d-11 under the Exchange Act, LinnCo may elect to provide a subsequent offering period of at least three business days in length following the expiration of the offer on the expiration date and acceptance for exchange of the LINN Energy units tendered in the offer (we refer to this period in this prospectus/offer to exchange as a “subsequent offering period”). A subsequent offering period would be an additional period of time, following the first exchange of LINN Energy units in the offer, during which LINN Energy unitholders could tender LINN Energy units not tendered in the offer.

During a subsequent offering period, tendering unitholders would not have withdrawal rights and LinnCo would promptly exchange for LinnCo shares any LINN Energy units tendered at the same exchange ratio as set forth in the offer. Rule 14d-11 under the Exchange Act provides that LinnCo may elect to provide a subsequent offering period so long as, among other things, (i) the initial period of at least 20 business days of the offer has expired, (ii) LinnCo offers the same form and exchange ratio for LINN Energy units in a subsequent offering period as in the initial offer, (iii) LinnCo immediately accepts and exchanges all LINN Energy units tendered during the offer prior to the expiration date, (iv) LinnCo announces the results of the offer, including the approximate number and percentage of LINN Energy units tendered in the offer, no later than 9:00 a.m., Eastern Time, on the next business day after the expiration date and immediately begins the subsequent offering period and (v) LinnCo immediately accepts and promptly exchanges LINN Energy units as they are tendered during a subsequent offering period. If LinnCo elects to include a subsequent offering period, it will notify LINN Energy unitholders by making a public announcement on the next business day after the expiration date consistent with the requirements of Rule 14d-11 under the Exchange Act.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act, no withdrawal rights apply to LINN Energy units tendered during a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to LINN Energy units tendered in the offer and accepted for exchange. The same exchange ratio will apply to LINN Energy units tendered in the offer or in a subsequent offering period, if one is included. See “—Withdrawal Rights.”

Exchange of LINN Energy Units; Delivery of LinnCo Shares

LinnCo has retained AST as the exchange agent to handle the exchange of LINN Energy units for the LinnCo shares in the offer.

Upon the terms and subject to the satisfaction of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), LinnCo will accept for exchange, and will exchange, LINN Energy units validly tendered and not validly withdrawn promptly after the expiration date. If LinnCo elects to provide a subsequent offering period following the expiration date, LinnCo will accept for exchange immediately upon tender and will promptly exchange all LINN Energy units validly tendered during such subsequent offering period. In all cases (including during any subsequent offering period), a LINN Energy unitholder will receive LinnCo shares for tendered LINN Energy units only after timely receipt by the exchange agent of certificates for those units (or a confirmation of a book-entry transfer of those units into the exchange agent’s account at DTC), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer), and any other required documents.

For purposes of the offer (including during any subsequent offering period), LinnCo will be deemed to have accepted for exchange LINN Energy units validly tendered and not validly withdrawn if and when it notifies the exchange agent of its acceptance of those units pursuant to the offer. The exchange agent will deliver to the applicable LINN Energy unitholders LinnCo shares issuable in exchange for units validly tendered and accepted pursuant to the offer promptly after receipt of such notice. The exchange agent will act as the agent for tendering LINN Energy unitholders for the purpose of receiving LinnCo shares from LinnCo and transmitting such shares to the tendering LINN Energy unitholders.

If LinnCo does not accept any tendered LINN Energy units for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted representing more units than are tendered for, LinnCo will cause to be returned certificates for such unexchanged units without expense to the tendering unitholder or, in the case of LINN Energy units tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures set forth below in “—Procedure for Tendering,” the LINN Energy units to be returned will be credited to an account maintained with DTC promptly following expiration or termination of the offer.

Withdrawal Rights

LINN Energy unitholders can withdraw tendered LINN Energy units at any time until the expiration date and, if LinnCo has not agreed to accept the LINN Energy units for exchange on or prior to May 20, 2016, LINN Energy unitholders can thereafter withdraw their LINN Energy units from tender at any time after such date until LinnCo accepts the units for exchange. If LinnCo elects to provide a subsequent offering period following the expiration date, LinnCo will accept for exchange immediately upon tender and will promptly exchange all LINN Energy units validly tendered during such subsequent offering period.

For the withdrawal of the LINN Energy units to be effective, the exchange agent must receive a written notice of withdrawal from the LINN Energy unitholder at the address set forth elsewhere in this document, prior to the expiration date. The notice must include the LINN Energy unitholder’s name, address, social security number (or tax identification number in the case of entities), the certificate number(s), if any, the number of LINN Energy units to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those units, and any other information required pursuant to the offer or the procedures of DTC, if applicable.

A financial institution must guarantee all signatures on the notice of withdrawal, unless the LINN Energy units to be withdrawn were tendered for the account of an eligible institution. Most banks, savings and loan associations and brokerage houses are able to provide signature guarantees. An “eligible institution” is a financial institution that is a participant in the Securities Transfer Agents Medallion Program.

If units have been tendered pursuant to the procedures for book-entry transfer discussed under the section entitled “—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn units and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the units withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates.

LinnCo will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, and its decision will be final and binding, subject to any order or decision by a court or arbitrator of competent jurisdiction. None of LinnCo, LINN Energy, the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or will incur any liability for failure to give any such notification. Any units validly withdrawn will be deemed not to have been validly tendered for purposes of the offer. However, a LINN Energy unitholder may re-tender withdrawn units by following the applicable procedures discussed under the section “—Procedure for Tendering” at any time prior to the expiration date (or during a subsequent offering period, if any).

Procedure for Tendering

To validly tender LINN Energy units held of record, LINN Energy unitholders must:

•	if such units are in certificated form or Direct Registration Form, deliver a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents, and certificates, if applicable, for tendered LINN Energy units to the exchange agent for the offer, at one of its addresses set forth elsewhere in this document, all of which must be received by the exchange agent prior to the expiration date or the expiration of a subsequent offering period, if any; or

•	if such units are in electronic book-entry form, deliver an agent’s message in connection with a book-entry transfer, and any other required documents, to the exchange agent at its address set forth elsewhere in this document and follow the other procedures for book-entry tender set forth herein, all of which must be received by the exchange agent prior to the expiration date or the expiration of a subsequent offering period, if any.

If LINN Energy units are held in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), those units may be tendered by the nominee holding such units by book-entry transfer through DTC. To validly tender such units held in street name, LINN Energy unitholders should instruct such nominee to do so prior to the expiration date or the expiration of a subsequent offering period, if any.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant tendering the LINN Energy units that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that LinnCo may enforce that agreement against such participant.

The exchange agent has established an account with respect to the LINN Energy units at DTC in connection with the offer, and any financial institution that is a participant in DTC may make book-entry delivery of LINN Energy units by causing DTC to transfer such units prior to the expiration date or the expiration of a subsequent offering period, if any, into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of LINN Energy units may be effected through book-entry transfer at DTC, the letter of transmittal with any required signature guarantees, or an agent’s message, along with any other required documents, must, in any case, be received by the exchange agent at one of its addresses set forth elsewhere in this document prior to the expiration date or the expiration of a subsequent offering period, if any. LinnCo cannot assure LINN Energy unitholders that book-entry delivery of units will be available. If book-entry delivery is not available, LINN Energy unitholders must tender their units by means of delivery of LINN Energy unit certificates. LinnCo is not providing for guaranteed delivery procedures and therefore LINN Energy unitholders who hold their units through a DTC participant must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date or the expiration of a subsequent offering period, if any. Tenders received by the exchange agent after the expiration date (or the expiration of a subsequent offering period, if any) will be disregarded and of no effect.

Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which LINN Energy units are tendered either by a registered holder of those units who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or for the account of an eligible institution.

If the certificates for LINN Energy units are registered in the name of a person other than the person who signs the letter of transmittal, or if LinnCo shares are to be delivered to, or if a LINN Energy unit certificate not accepted for exchange or not tendered (including any certificate for unexchanged units) is to be issued in the name of a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate assignment, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature or signatures on the certificates or assignments guaranteed by an eligible institution.

The method of delivery of LINN Energy unit certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering LINN Energy unitholder, and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, LinnCo recommends registered mail with return receipt requested and properly insured. In all cases, LINN Energy unitholders should allow sufficient time to ensure timely delivery.

In the case of a LINN Energy unitholder who is a foreign person that has owned a 5% or greater interest in LINN Energy at any time during the 5 year period prior to the expiration date or the expiration of a subsequent offering period, if any, and that wishes to participate in the exchange, it is possible that income tax withholding may apply. Pursuant to applicable law, such holder should either provide documentation to the exchange agent to demonstrate that withholding does not apply, or otherwise make arrangements with the exchange agent to satisfy any withholding obligation.

The tender of units pursuant to any of the procedures described above will constitute a binding agreement between LinnCo and the tendering LINN Energy unitholder upon the terms and subject to the satisfaction of the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment).

No Guaranteed Delivery

LinnCo is not providing for guaranteed delivery procedures, and therefore LINN Energy unitholders must allow sufficient time for the necessary tender procedures to be completed prior to the expiration date or the expiration of a subsequent offering period, if any. If LINN Energy unitholders hold units through a DTC participant, such unitholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date or the expiration of a subsequent offering period, if any. LINN Energy unitholders must tender their LINN Energy units in accordance with the procedures set forth in this document. In all cases, LinnCo will exchange units tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of certificates for units (or timely confirmation of a book-entry transfer of such units into the exchange agent’s account at DTC as described elsewhere in this document), a properly completed and duly executed letter of transmittal (or an agent’s message in connection with a book-entry transfer) and any other required documents.

Grant of Proxy

By executing a letter of transmittal, a LINN Energy unitholder will irrevocably appoint LinnCo’s designees as such LINN Energy unitholder’s attorneys-in-fact and proxies, each with full power of substitution, to exercise to the full extent such unitholder’s rights with respect to its units tendered and accepted for exchange by LinnCo and with respect to any and all other units and other securities issued or issuable in respect of those units. That appointment is effective, and voting rights will be effected, when and only to the extent that LinnCo accepts tendered LINN Energy units for exchange pursuant to the offer and deposits with the exchange agent LinnCo shares for such units. All such proxies will be considered coupled with an interest in the tendered units and therefore will not be revocable. Upon the effectiveness of such appointment, all prior powers of attorney and proxies that the LINN Energy unitholder has given will be revoked, and such unitholder may not give any subsequent powers of attorney or proxies (and, if given, they will not be deemed effective). LinnCo’s designees will, with respect to the LINN Energy units for which the appointment is effective, be empowered, among other things, to exercise all of such unitholder’s voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of LINN Energy’s unitholders or otherwise.

LinnCo reserves the right to require that, in order for LINN Energy units to be deemed validly tendered, immediately upon LinnCo’s acceptance of such units for exchange, LinnCo must be able to exercise full voting rights with respect to such units. However, prior to acceptance for exchange by LinnCo in accordance with terms of the offer, the appointment will not be effective, and LinnCo will have no voting rights as a result of the tender of LINN Energy units.

Fees and Commissions

Tendering registered LINN Energy unitholders who tender their units directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent or any brokerage commissions. Tendering LINN Energy unitholders who hold LINN Energy units through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether or not such institution will charge the unitholder any service fees in connection with tendering units pursuant to the offer. Except as set forth in the instructions to the letter of transmittal, transfer taxes on the exchange of LINN Energy units pursuant to the offer will be paid by LinnCo.

Matters Concerning Validity and Eligibility

LinnCo will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of LINN Energy units, in its sole discretion, and its determination will be final and binding to the fullest extent permitted by law, subject to any order or decision by a court or arbitrator of competent jurisdiction. LinnCo reserves the absolute right to reject any and all tenders of LINN Energy units that it determines are not in the proper form or the acceptance of or exchange for which may be unlawful. LinnCo also reserves the absolute right to waive any defect or irregularity in the tender of any LINN Energy units. No tender of LINN Energy units will be deemed to have been validly made until all defects and irregularities in tenders of such units have been cured or waived. None of LinnCo, LINN Energy or any of their affiliates or assigns, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any LINN Energy units or will incur any liability for failure to give any such notification. LinnCo’s interpretation of the terms and conditions of the offer (including the letter of transmittal and instructions thereto) will be final and binding to the fullest extent permitted by law, subject to any order or decision by a court or arbitrator of competent jurisdiction.

LINN Energy unitholders who have any questions about the procedure for tendering units in the offer should contact the information agent at the address and telephone number set forth elsewhere in this document.

Announcement of Results of the Offer

LinnCo will announce the final results of the offer, including whether all of the conditions to the offer have been satisfied and whether LinnCo will accept the tendered LINN Energy units for exchange, promptly following the expiration date or the expiration of a subsequent offering period, if any. The announcement will be made by a press release in accordance with applicable securities laws and stock exchange requirements.

Effect of the Offer on the Market for the LINN Energy Units; NASDAQ Listing; Registration Under the Exchange Act

Effect of the Offer on the Market for LINN Energy Units

The acquisition of LINN Energy units by LinnCo pursuant to the offer will reduce the number of holders of LINN Energy units and the number of LINN Energy units that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining LINN Energy units held by the public. The extent of the public market for LINN Energy units after consummation of the offer and the availability of quotations for such units will depend upon a number of factors, including the number of unitholders holding LINN Energy units, the aggregate market value of the LINN Energy units held by the public at such time, the interest of maintaining a market in the LINN Energy units, analyst coverage of LINN Energy on the part of any securities firms and other factors.

NASDAQ Listing

The LINN Energy units are currently listed on the NASDAQ. However, the rules of the NASDAQ establish certain continued listing criteria that, if not met, could lead to the delisting of the LINN Energy units from the NASDAQ. Among such criteria are the number of unitholders, the number of units publicly held and the aggregate market value of the units publicly held. If, as a result of the offer or otherwise, LINN Energy units no longer meet the requirements of the NASDAQ for continued listing and the LINN Energy units are delisted, the market for such units would be adversely affected.

Additionally, the continued listing of LinnCo shares and LINN Energy units on the NASDAQ is subject to a minimum closing bid price requirement of $1.00 per share or unit, as applicable. If either or both of LinnCo and LINN Energy fails to satisfy such requirement for a period of 30 consecutive business days, the NASDAQ will send a deficiency notice indicating that the non-compliant entity has a compliance period of 180 calendar days from such notice to cure the deficiency by satisfying the minimum bid requirement for a minimum of ten consecutive business days. Failure to regain compliance with the minimum closing bid price requirement could result in delisting of LinnCo shares and LINN Energy units from the NASDAQ. To date in 2016, the bid price of LINN Energy units and LinnCo shares closed below the $1.00 per unit or share minimum bid price on several occasions.

Following delisting as a result of failing to satisfy the NASDAQ’s continued listing criteria as noted above, it is possible that LINN Energy units would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for such units would, however, depend upon the number of LINN Energy unitholders and the aggregate market value of LINN Energy units remaining at such time, the interest in maintaining a market in such units on the part of securities firms, the possible termination of registration of LINN Energy units under the Exchange Act and other factors.

Registration Under the Exchange Act

The LINN Energy units are currently registered under the Exchange Act. Such registration may be terminated upon application by LINN Energy to the SEC if LINN Energy units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of LINN Energy units under the Exchange Act would substantially reduce the information required to be furnished by LINN Energy to its unitholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to LINN Energy, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of unitholders and the related requirement of furnishing an annual report to unitholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of LINN Energy and persons holding “restricted securities” of LINN Energy to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired. If registration of LINN Energy units under the Exchange Act were terminated, such units would no longer be “margin securities” or be eligible for quotation on the NASDAQ.

Conditions of the Offer

Notwithstanding any other provisions of the offer and in addition to LinnCo’s rights to extend, amend or terminate the offer, LinnCo is not required to accept for exchange or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), exchange the LinnCo shares for any tendered LINN Energy units, if at the expiration date any of the following conditions have not been satisfied:

Effectiveness of Form S-4—The Registration Statement, of which this document is a part, must have become effective under the Securities Act, and must not be the subject of any stop order or proceeding seeking a stop order.

No Legal Prohibition—No law, order or injunction restraining or enjoining or otherwise prohibiting the consummation of the offer must have been enacted, issued, promulgated or granted by a governmental entity of competent jurisdiction.

There is no financing condition to the offer. The offer is not subject to a minimum tender condition.

Interests of Certain Persons in the Offer and LINN Energy Units

The following table sets forth, as of March 18, 2016, the number of units beneficially owned by: (i) each person who is known to LINN Energy to beneficially own more than 5% of a class of LINN Energy units; (ii) the current directors of the LINN Energy Board; (iii) each named officer; and (iv) all current directors and executive officers of LINN Energy as a group. LINN Energy obtained certain information in the table from filings made with the SEC. Unless otherwise noted, each beneficial owner has sole voting power and sole investment power.

Name of Beneficial Owner (1)	Units Beneficially Owned	Percentage of Units Beneficially Owned
LinnCo, LLC (2)	128,544,174	36.19%
Mark E. Ellis (2)(3)(4)	1,434,242	*
Kolja Rockov (2)(5)	157,163	*
Arden L. Walker, Jr. (2)(3)(6)	516,485	*
David B. Rottino (2)(3)(7)	372,125	*
Jamin B. McNeil (2)(3)(8)	151,318	*
David D. Dunlap (2)(3)	37,065	*
Stephen J. Hadden (2)(3)	22,451	*
Michael C. Linn (2)(3)	40,121	*
Joseph P. McCoy (2)(3)(9)	46,056	*
Jeffrey C. Swoveland (2)(3)(10)	64,548	*
All executive officers and directors as a group (12 persons) (11)	2,986,959	*

*	Less than 1% of class based on 355,228,188 units outstanding (including unvested restricted units) as of March 18, 2016.
(1)	To LINN Energy’s knowledge after reviewing Schedule 13G/Ds filed with the SEC, LinnCo, LLC is the only holder of which LINN Energy is aware that beneficially owns more than 5% of LINN Energy’s units.
(2)	The address of each beneficial owner, unless otherwise noted, is c/o Linn Energy, LLC, 600 Travis, Suite 5100, Houston, Texas 77002.
(3)

Includes unvested restricted unit awards that vest in equal installments, generally over approximately three years and performance units that vest based on certain performance criteria. Please see “Outstanding Equity

Awards at December 31, 2015” and “Director Compensation” in Annex A of this document for vesting schedule of unvested awards to officers and directors, respectively.
(4)	Includes 75,000 units as investment trustee for trusts held by immediate family members as to which Mr. Ellis disclaims beneficial ownership. Includes 360,765 units underlying options currently exercisable.
(5)	Mr. Rockov’s employment with LINN Energy ended in September 2015 and he ceased filing Section 16 reports. The information presented is his last known holdings available to LINN Energy. Includes performance units that vest based on certain performance criteria.
(6)	Includes 153,550 units underlying options currently exercisable.
(7)	Includes 92,240 units underlying options currently exercisable.
(8)	Includes 22,500 units underlying options currently exercisable.
(9)	Includes 6,946 phantom units.
(10)	Includes 9,946 phantom units.
(11)	Percentage ownership of executive officer and directors is based on total units outstanding as of March 1, 2016.

Material Contracts and Arrangements with LINN Energy

Omnibus Agreement

Concurrent with LinnCo’s initial public offering, LinnCo entered into the Omnibus Agreement with LINN Energy pursuant to which LINN Energy provides LinnCo with certain financial, legal, accounting, tax advisory, financial advisory and engineering services and pays on LinnCo’s behalf, or reimburses LinnCo, for any expenses LinnCo incurs in connection with securing these services from third parties, as well as printing costs and other administrative and out-of-pocket expenses, along with any expenses LinnCo incurs in connection with any offering of LinnCo’s shares or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to LinnCo’s shareholders, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, independent auditor fees and registrar and transfer agent fees. Pursuant to the Omnibus Agreement, LINN Energy also provides LinnCo with cash management services, including treasury services with respect to the payment of dividends, if any, and allocation of reserves for taxes. These cash management services are intended to optimize the use of LinnCo’s cash on hand and to reduce the likelihood of a change in the amount of any dividend paid to LinnCo’s shareholders across periods other than as a result of any change in the amount of distributions paid by LINN Energy. In addition, pursuant to the terms thereunder, LINN Energy indemnifies LinnCo, as well as LinnCo’s officers, directors, employees, agents and representatives for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities. For more information, see “Description of LinnCo Common Shares—Omnibus Agreement” and “Comparison of Unitholders’ and Shareholders’ Rights” for more information.

Berry Acquisition and Contribution Agreement

On December 16, 2013, LinnCo completed the transactions contemplated by the merger agreement between LinnCo, LINN Energy and Berry under which LinnCo acquired all of the outstanding common shares of Berry and the contribution agreement between LinnCo and LINN Energy, under which LinnCo transferred Berry to LINN Energy in exchange for LINN Energy units. Under the merger agreement, as amended, Berry’s shareholders received 1.68 LinnCo shares for each Berry common share they owned, totaling 93,756,674 LinnCo shares valued at approximately $2.7 billion. Under the contribution agreement, LinnCo transferred Berry to LINN Energy after which Berry became an indirect wholly owned subsidiary of LINN Energy. As consideration for the transfer of Berry to LINN Energy, LinnCo acquired 93,756,674 newly issued LINN Energy units, valued at approximately $2.8 billion and equal to the number of LinnCo shares issued as consideration for Berry.

Elections of LINN Energy’s Board of Directors

LinnCo’s shareholders are not entitled to vote to elect LinnCo’s Board. LinnCo will submit to a vote of LinnCo’s shareholders any matter submitted by LINN Energy to a vote of its unitholders, including the election of LINN Energy’s directors. LinnCo will vote the LINN Energy units that LinnCo holds in the same manner as the owners of LinnCo’s shares vote (or refrain from voting) their shares on those matters. For more information, see “Comparison of Unitholders’ and Shareholders’ Rights” for more information.

Source and Amount of Funds

LinnCo estimates that the total amount of cash required to complete the offer will be approximately $800,000, which consists of transaction fees and expenses associated with the offer. Pursuant to the Omnibus Agreement, LINN Energy will reimburse LinnCo for such expenses. The offer is not conditioned upon any financing arrangements or contingencies.

Fees and Expenses

LinnCo has retained D.F. King as the information agent in connection with the offer. The information agent may contact holders of LINN Energy units by mail, email, telephone, facsimile and personal interview and may request brokers, dealers and other nominee unitholders to forward material relating to the offer to beneficial owners of units. LinnCo will pay D.F. King reasonable and customary compensation for its services as the information agent, in addition to reimbursing D.F. King for its reasonable out-of-pocket expenses. LinnCo agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

In addition, LinnCo has retained AST as exchange agent in connection with the offer. LinnCo will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

LinnCo will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, LinnCo will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer.

Accounting Treatment

Both LinnCo and LINN Energy present their financial statements in accordance with U.S. generally accepted accounting principles. As of March 18, 2016, LinnCo owned approximately 36% of LINN Energy’s outstanding units and accounted for its investment in LINN Energy under the equity method. The exchange of LINN Energy units for LinnCo shares will result in an increase in LinnCo’s ownership of LINN Energy. After the exchange, LinnCo will continue to account for its investment in LINN Energy under the equity method as it has the ability to exercise significant influence over, but does not control, LINN Energy. For more information regarding the voting rights of LinnCo shareholders, please see “Description of LinnCo Common Shares.”

Stock Exchange Listing

LinnCo shares are listed on the NASDAQ under the symbol “LNCO.” For a discussion of certain risks associated with LinnCo’s listing on the NASDAQ, see “Risk Factors—Risk Factors Relating to LinnCo and LINN Energy—The price of both LinnCo shares and LINN Energy units has recently declined below $1.00 per share or unit, as applicable. If the prices continue to remain below $1.00 per share or unit, the LinnCo shares and the LINN Energy units, respectively, may be subject to delisting from the NASDAQ, which could negatively impact the liquidity and market price of the LinnCo shares and LINN Energy units.”

Resale of LinnCo Shares

All LinnCo shares received by LINN Energy unitholders as consideration in the offer will be freely tradable for purposes of the Securities Act, except for LinnCo shares received by any person who is deemed an “affiliate” of LinnCo at the time of the closing of the offer. LinnCo shares held by an affiliate of LinnCo may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This document does not cover resales of LinnCo shares received upon completion of the offer by any person, and no person is authorized to make any use of this document in connection with any resale.

Plans for LINN Energy

LINN Energy’s liquidity outlook has changed since the third quarter of 2015 due to continued low commodity prices, which are expected to result in significantly lower levels of cash flow from operating activities in the future as LINN Energy’s current commodity derivative contracts expire, and have limited LINN Energy’s ability to access the capital markets. In addition, each of the Credit Facilities is subject to scheduled redeterminations of its borrowing base, semi-annually in April and October, based primarily on reserve reports using lender commodity price expectations at such time. Continued low commodity prices, reductions in LINN Energy’s capital budget and the resulting reserve write-downs, along with the maturity schedule of LINN Energy’s hedges, are expected to adversely impact the upcoming April redeterminations and will likely have a significant negative impact on LINN Energy’s liquidity.

As a result of these and other factors, the following issues have adversely impacted LINN Energy’s ability to continue as a going concern:

•	LINN Energy’s ability to comply with financial covenants and ratios in its Credit Facilities and indentures has been affected by continued low commodity prices. Absent a waiver or amendment, failure to meet these covenants and ratios would result in a default and, to the extent the applicable lenders so elect, an acceleration of LINN Energy’s existing indebtedness, causing such debt of approximately $3.6 billion to be immediately due and payable. Based on LINN Energy’s current estimates and expectations for commodity prices in 2016, LINN Energy does not expect to remain in compliance with all of the restrictive covenants contained in its Credit Facilities throughout 2016 unless those requirements are waived or amended. LINN Energy does not currently have adequate liquidity to repay all of its outstanding debt in full if such debt were accelerated;

•	because the Credit Facilities are effectively fully drawn, any reduction of the borrowing bases under LINN Energy’s Credit Facilities would require mandatory prepayments to the extent existing indebtedness exceeds the new borrowing bases. LINN Energy may not have sufficient cash on hand to be able to make any such mandatory prepayments; and

•	LINN Energy’s ability to make interest payments as they become due and repay indebtedness upon maturities (whether under existing terms or as a result of acceleration) is impacted by LINN Energy’s liquidity. As of February 29, 2016, there was less than $1 million of available borrowing capacity under the Credit Facilities.

The LINN Energy Board and management are in the process of evaluating strategic alternatives to provide LINN Energy with financial stability, but no assurance can be given as to the outcome or timing of this process.

The report of LINN Energy’s independent registered public accounting firm that accompanied its audited consolidated financial statements in the LINN Energy Annual Report contained an explanatory paragraph regarding the substantial doubt about LINN Energy’s ability to continue as a going concern.

LINN Energy’s Credit Facilities contain the requirement to deliver audited consolidated financial statements without a going concern or like qualification or exception. Consequently, since the filing date of the LINN Energy Annual Report, LINN Energy has been in default under the LINN Energy Credit Facility. If LINN

Energy is unable to obtain a waiver or other suitable relief from the lenders under the LINN Energy Credit Facility prior to the expiration of the 30 day grace period, an Event of Default (as defined in the applicable agreements) will result and the lenders holding a majority of the commitments under the LINN Energy Credit Facility could accelerate the outstanding indebtedness, which would make it immediately due and payable. If LINN Energy is unable to obtain a waiver from or otherwise reach an agreement with the lenders under the LINN Energy Credit Facility and the indebtedness under the LINN Energy Credit Facility is accelerated, then an Event of Default under LINN Energy’s senior notes and second lien notes would occur, which, if it continues beyond any applicable cure periods, would, to the extent the applicable lenders so elect, result in the acceleration of those obligations. Furthermore, an Event of Default under the LINN Energy Credit Facility will also result in an Event of Default under the Berry Credit Facility, which in the absence of a waiver or other suitable relief and upon the election of the agent or lenders holding a majority of commitments under the Berry Credit Facility would result in the acceleration of indebtedness under the Berry Credit Facility. Such Event of Default would trigger an Event of Default under the Berry senior notes. If such Event of Default continues beyond any applicable cure periods, such Event of Default would result in an acceleration of the Berry senior notes.

Additionally, the indenture governing the second lien notes (the “Second Lien Indenture”) required LINN Energy to deliver mortgages by February 18, 2016, subject to a 45 day grace period. LINN Energy elected to exercise its right to the grace period and not deliver the mortgages, and as a result, LINN Energy is currently in default under the Second Lien Indenture. If LINN Energy does not deliver the mortgages within the 45 day grace period or is otherwise unable to obtain a waiver or other suitable relief from the holders under the Second Lien Indenture prior to the expiration of the 45 day grace period, an Event of Default (as defined in the Second Lien Indenture) will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of the second lien notes so elect would accelerate the second lien notes causing them to be immediately due and payable.

Furthermore, LINN Energy has decided to defer making interest payments totaling approximately $60 million due March 15, 2016, including approximately $30 million on LINN Energy’s 7.75% senior notes due February 2021, approximately $12 million on LINN Energy’s 6.50% senior notes due September 2021 and approximately $18 million on Berry’s senior notes due September 2022, which will result in LINN Energy being in default under these senior notes. The indentures governing each of the applicable series of notes permit LINN Energy a 30 day grace period to make the interest payments. If LINN Energy fails to make the interest payments within the grace period, or is otherwise unable to obtain a waiver or suitable relief from the holders of these senior notes, an Event of Default will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of each series of notes so elect would accelerate the notes causing them to be immediately due and payable.

An Event of Default under the Second Lien Indenture or any of the indentures governing the senior notes triggers a cross-default under the LINN Energy Credit Facility and Berry Credit Facility and, as discussed above, if the applicable lenders so elect would result in acceleration under the LINN Energy Credit Facility and Berry Credit Facility. In addition, as discussed above, an acceleration of the obligations under the Second Lien Indenture or LINN Energy Credit Facility would trigger a cross-default to LINN Energy’s senior notes and if the applicable lenders so elect would result in a cross-acceleration under LINN Energy’s senior notes, and an acceleration of the Berry Credit Facility if the applicable lenders so elect would result in cross-acceleration under the Berry senior notes.

If lenders, and subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. If LINN Energy is unable to reach an agreement with its creditors prior to any of the above described accelerations, LINN Energy could file for protection under Chapter 11 of the U.S. Bankruptcy Code.

LINN Energy is currently in discussions with various stakeholders and is pursuing or considering a number of actions including: (i) obtaining additional sources of capital from asset sales, private issuances of equity or equity-linked securities, debt for equity swaps, or any combination thereof; (ii) pursuing in- and out-of-court restructuring transactions; (iii) obtaining waivers or amendments from its lenders; and (iv) continuing to minimize its capital expenditures, reduce costs and maximize cash flows from operations. There can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed. The actions listed above could yield a number of different transactions that may result in any of the following, among others:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving LINN Energy or any of its subsidiaries;

•	the sale or transfer of a material amount of LINN Energy’s assets or any of its subsidiaries’ assets;

•	a material change in LINN Energy’s present dividend rate or policy, capitalization, corporate structure, or business;

•	other material changes in LINN Energy’s structure or business;

•	LINN Energy units being delisted from the NASDAQ;

•	the suspension of LINN Energy’s obligations to file reports under Section 15(d) of the Exchange Act; or

•	the acquisition of additional LINN Energy units, or the disposition of LINN Energy units.

For more information, please see “Summary—Recent Developments.” There can be no assurance that sufficient liquidity can be obtained from one or more of these transactions or that these transactions can be consummated within the period needed to meet certain obligations, and either or both of LINN Energy and LinnCo could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code.

Exchange Agent Contact Information

The contact information for the exchange agent for the offer is:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:
American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219

COMPARATIVE MARKET PRICE AND DIVIDEND MATTERS

Market Price History

LinnCo shares are listed on the NASDAQ under the symbol “LNCO,” and LINN Energy units are listed on the NASDAQ under the symbol “LINE.” The following table sets forth, for the periods indicated, as reported by the NASDAQ, the per share/unit high and low last reported sales prices of each company’s shares and units, respectively.

	LinnCo Shares			LINN Energy Units
	High	Low	Dividend	High	Low	Distribution
2016
January 1 – March 21	$1.58	$0.17	$—	$1.95	$0.33	$—
2015
October 1 – December 31	$3.40	$0.93	$—	$3.41	$1.12	$—
July 1 – September 30	$9.83	$1.95	$0.313	$9.16	$2.11	$0.313
April 1 – June 30	$12.75	$9.45	$0.313	$13.94	$8.91	$0.313
January 1 – March 31	$13.83	$9.16	$0.313	$14.25	$9.22	$0.313
2014
October 1 – December 31	$28.79	$9.16	$0.725	$29.58	$9.83	$0.725
July 1 – September 30	$31.45	$28.84	$0.725	$32.57	$29.81	$0.725
April 1 – June 30	$31.29	$26.91	$0.725	$32.35	$27.96	$0.725
January 1 – March 31	$32.87	$26.35	$0.725	$33.72	$27.18	$0.725

On March 21, 2016, the closing price per LINN Energy unit on the NASDAQ was $0.60, and the closing price per LinnCo share on the NASDAQ was $0.52. As of March 18, 2016, there were 128,544,174 LinnCo shares outstanding. LINN Energy unitholders should obtain current market quotations for LINN Energy units and LinnCo shares before deciding whether to tender their LINN Energy units in the offer.

Dividends

Within five business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income taxes liability (“tax reserve”), if any, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the estimated tax liability for the entire year. The current tax reserve can be increased or reduced, at LinnCo management’s discretion, to account for the over/(under) tax reserve previously recorded. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at LinnCo management’s discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the LinnCo Board.

In October 2015, LINN Energy suspended the payment of its distribution. Since LinnCo pays its dividend from the receipt of cash distributions from LINN Energy, LinnCo will not pay a dividend while LINN Energy’s distributions are suspended.

In January 2015, LINN Energy reduced its distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. Monthly distributions were paid by LINN Energy through September 2015. LinnCo also reduced its dividend to $1.25 per share in January 2015, and paid a monthly dividend through September 2015.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined balance sheet gives effect to the exchange of LINN Energy units for LinnCo shares as if the transaction had been completed as of December 31, 2015. The unaudited pro forma condensed combined statement of operations gives effect to the exchange of LINN Energy units for LinnCo shares as if the transaction had been completed as of January 1, 2015.

The pro forma condensed combined financial statements present the exchange assuming 75% of LINN Energy’s outstanding units (excluding LINN Energy unvested restricted units and LINN Energy units currently held by LinnCo, which may not participate in the exchange) are exchanged. The notes to the pro forma condensed combined financial statements present an additional range of outcomes regarding the exchange, including the possibilities that 60% or 90% of LINN Energy’s outstanding units are exchanged.

The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the transaction and changes in commodity and share prices.

The unaudited pro forma condensed combined financial information has been prepared for informational purposes only and does not purport to represent what the actual financial position or results of operations of LinnCo would have been had the transaction been completed as of the dates assumed, nor is this information necessarily indicative of future financial position or results of operations. The unaudited pro forma condensed combined balance sheet and statement of operations should be read in conjunction with LinnCo’s and LINN Energy’s historical financial statements and the notes thereto included in their Annual Reports on Form 10-K for the year ended December 31, 2015, which have been included in this prospectus/offer to exchange.

LINNCO, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

December 31, 2015

	LinnCo Historical	Pro Forma Adjustments		LinnCo Pro Forma
	(in thousands)
ASSETS
Current assets:
Cash	$11,023	$—		$11,023
Income taxes receivable	7,414	—		7,414
Deferred income taxes	2,508	—	(b)	2,508

Total current assets	20,945	—		20,945

Noncurrent assets:
Deferred income taxes	16,463	—	(b)	16,463
Investment in Linn Energy, LLC	—	135,324	(a)	135,324

Total noncurrent assets	16,463	135,324		151,787

Total assets	$37,408	$135,324		$172,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$573	$—		$573
Income taxes payable	29,829	—		29,829

Total current liabilities	30,402	—		30,402

Shareholders’ equity:
Voting shares	1	—		1
Common shares	3,868,322	134,524	(a)	4,002,846
Additional paid-in capital	42,723	800	(c)	43,523
Accumulated deficit	(3,904,040)	—		(3,904,040)

	7,006	135,324		142,330

Total liabilities and shareholders’ equity	$37,408	$135,324		$172,732

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINNCO, LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2015

	LinnCo Historical	Pro Forma Adjustments		LinnCo Pro Forma
	(in thousands, except per share amounts)

Equity loss from investment in Linn Energy, LLC	(1,181,604)	(135,324)	(d)	(1,316,928)
General and administrative expenses	(3,445)	—		(3,445)

Loss before income taxes	(1,185,049)	(135,324)		(1,320,373)
Income tax benefit	10,623	—	(b)	10,623

Net loss	(1,174,426)	(135,324)		(1,309,750)

Net loss per share, basic and diluted:	$(9.14)			$(4.41)

Weighted average shares outstanding:	128,544	168,155	(e)	296,699

The accompanying notes are an integral part of these pro forma condensed combined financial statements.

LINNCO, LLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information is derived from the historical financial statements of LinnCo.

The unaudited pro forma condensed combined balance sheet gives effect to the exchange of LINN Energy units for LinnCo shares as if the transaction had been completed as of December 31, 2015. The unaudited pro forma condensed combined statement of operations gives effect to the exchange of LINN Energy units for LinnCo shares as if the transaction had been completed as of January 1, 2015. The transaction and the related adjustments are described in the accompanying notes. In the opinion of LinnCo management, all adjustments have been made that are necessary to present fairly, in accordance with Regulation S-X, the pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet and statement of operations are presented for illustrative purposes only, and do not purport to be indicative of the results of operations that would actually have occurred if the transaction described had occurred as presented in such statements or that may be obtained in the future. In addition, future results may vary significantly from those reflected in such statements due to factors described in “Risk Factors” included in this Registration Statement, in LinnCo’s Annual Report on Form 10-K for the year ended December 31, 2015, and elsewhere in LinnCo’s reports and filings with the SEC.

The unaudited pro forma condensed combined balance sheet and statement of operations should be read in conjunction with LinnCo’s and LINN Energy’s historical financial statements and the notes thereto included in their Annual Reports on Form 10-K for the year ended December 31, 2015.

Note 2 – Exchange Date

The exchange offer of LINN Energy units for LinnCo shares is subject to the Registration Statement becoming effective and the lack of legal prohibitions. As a result, the timing of closing this proposed transaction is uncertain.

Note 3 – Pro Forma Adjustments

(a)	Reflects the impact of the exchange of LINN Energy units for LinnCo shares. LinnCo accounts for its investment in LINN Energy under the equity method. Primarily as a result of cumulative losses recognized by LinnCo, its investment in LINN Energy was reduced to zero as of December 31, 2015. The exchange of LINN Energy units for LinnCo shares will result in an increase in LinnCo’s ownership of LINN Energy. After the exchange, LinnCo will continue to account for its investment in LINN Energy under the equity method as it has the ability to exercise significant influence over, but does not control, LINN Energy.

The pro forma condensed combined financial information presents the exchange assuming 75% of LINN Energy’s outstanding units (excluding LINN Energy unvested restricted units and LINN Energy units currently held by LinnCo, which may not participate in the exchange) are exchanged. See below for an additional range of outcomes regarding the exchange, including the possibilities that 60% or 90% of LINN Energy’s outstanding units are exchanged. Outstanding LINN Energy units and LinnCo common shares are presented as of March 11, 2016.

(In thousands, except for closing share price and percentages):

	Assuming 60% Exchange	Assuming 75% Exchange	Assuming 90% Exchange
LINN Energy units owned by LinnCo (prior to exchange)	128,544	128,544	128,544
LinnCo ownership % of LINN Energy (prior to exchange)	36%	36%	36%

Total LINN Energy units outstanding	355,228	355,228	355,228
LINN Energy unvested restricted units outstanding	(2,477)	(2,477)	(2,477)

LINN Energy units outstanding (excluding unvested restricted units)	352,751	352,751	352,751
LINN Energy units owned by LinnCo (prior to exchange)	(128,544)	(128,544)	(128,544)

LINN Energy units that can participate in the exchange	224,207	224,207	224,207

LINN Energy units that can participate in the exchange	224,207	224,207	224,207
Assumed exchange percentage	60%	75%	90%

Assumed LINN Energy units exchanged for LinnCo common shares	134,524	168,155	201,786

LINN Energy units owned by LinnCo (prior to exchange)	128,544	128,544	128,544
Assumed LINN Energy units exchanged for LinnCo common shares	134,524	168,155	201,786

LINN Energy units owned by LinnCo (after exchange)	263,068	296,699	330,330

LinnCo ownership % of LINN Energy (after exchange)	75%	84%	94%

Assumed LINN Energy units exchanged for LinnCo common shares	134,524	168,155	201,786
Closing price of LinnCo common shares on March 11, 2016	$0.80	$0.80	$0.80

	$107,619	$134,524	$161,429
Estimated direct transaction costs	800	800	800

Total preliminary estimated purchase price	$108,419	$135,324	$162,229

(b)	There is no impact to deferred taxes as of December 31, 2015, or to the income tax benefit recognized for the year ended December 31, 2015, since the deferred tax assets associated with LinnCo’s investment in LINN Energy are not expected to be realized and are completely offset by a valuation allowance. Changes in the deferred tax assets result in an offsetting change in the valuation allowance and have no net impact.
(c)	Reflects the capital contribution from LINN Energy for estimated direct transaction costs of approximately $800,000, consisting of legal fees and other costs. Equity method investments are recognized in the balance sheet using a cost accumulation model. The initial measurement of an investment includes the cost of the investment (LinnCo common shares issued in exchange for LINN Energy units) and all direct transaction costs incurred by LinnCo to acquire the investment. Pursuant to an Omnibus Agreement between LinnCo and LINN Energy, these transaction costs will actually be paid by LINN Energy on LinnCo’s behalf, and no cash will be disbursed by LinnCo.
(d)	Reflects the impact of the exchange of LINN Energy units for LinnCo shares. See the table above for LinnCo’s pro forma ownership of LINN Energy’s outstanding units as of December 31, 2015, assuming a range of outcomes regarding the exchange. Primarily as a result of cumulative losses recognized by LinnCo, its investment in LINN Energy was reduced to zero as of December 31, 2015, at which time LinnCo discontinued applying the equity method. The amount of excess losses incurred was approximately $490 million as of December 31, 2015. As a result of the unaudited pro forma condensed combined statement of operations giving effect to the exchange of LINN Energy units for LinnCo shares as if the transaction had been completed as of January 1, 2015, LinnCo would have recognized additional equity losses of approximately $135 million.
(e)	Reflects approximately 168.2 million LinnCo shares assumed to be issued in conjunction with the transaction on January 1, 2015. See the table above for a range of outcomes regarding the exchange. Assuming 60% exchange, LinnCo’s pro forma net loss per share, basic and diluted, would be approximately $4.88 per share. Assuming 90% exchange, LinnCo’s pro forma net loss per share, basic and diluted, would be approximately $4.05 per share.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences that may be relevant to U.S. holders (as defined below) of LINN Energy units that may participate in the offer. This section is based on current provisions of the Code, existing and proposed regulations (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be requested or obtained from the IRS by either LinnCo or LINN Energy with respect to the exchange of LINN Energy units for LinnCo shares. All statements as to matters of federal income tax law and legal conclusions with respect to federal income tax law, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Kirkland & Ellis LLP. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Furthermore, the tax treatment of LinnCo and LINN Energy, or of an investment in LinnCo and LINN Energy, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

This section does not address all federal income tax matters that affect LinnCo, LINN Energy, or LINN Energy unitholders who choose to participate, or to not participate, in the offer; in particular, this section does not comprehensively address the tax consequences to a unitholder who elects not to participate in the offer and retains LINN Energy units and it does not address any tax consequences to non-U.S. holders of LINN Energy units or LinnCo shares. Furthermore, unless noted otherwise, this section is limited to U.S. holders of LINN Energy units that hold their LINN Energy units as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local, or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including, without limitation: tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs) or mutual funds. LinnCo strongly urges each LINN Energy unitholder to consult, and depend on, their own tax advisor in analyzing the federal, state, local, and foreign tax consequences particular to them of participating in the offer.

If a partnership or any entity treated as a partnership for U.S. federal income tax purposes, holds LINN Energy units, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding LINN Energy units should consult its own tax advisor.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of LINN Energy units that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

As explained in greater detail below, in the opinion of counsel, the IRS could potentially assert that the exchange should not be respected for purposes of allocating CODI. However, for the reasons discussed below, counsel believes the IRS would be highly unlikely to assert such an argument and, if the IRS did assert such an argument, counsel believes such argument would be highly unlikely to succeed.

THIS DISCUSSION IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER OR THE RECEIPT, OWNERSHIP, AND DISPOSITION OF LINNCO SHARES. EACH HOLDER OF LINN ENERGY UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE OFFER AND THE RECEIPT, OWNERSHIP, AND DISPOSITION OF LINNCO SHARES, IF ANY, RECEIVED IN THE OFFER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Partnership Status of LINN Energy and Tax Consequences of Unit Ownership

LINN Energy is currently a limited liability company that is treated as a partnership for federal income tax purposes. Holders of LINN Energy units, along with certain assignees and unitholders whose units are held in street name by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their LINN Energy units, are treated as partners of LINN Energy for federal income tax purposes.

Under applicable partnership tax rules, each of LINN Energy’s unitholders is required to take into account their share of items of income, gain, loss, and deduction of LINN Energy in computing their federal income tax liability, regardless of whether cash distributions are made by LINN Energy. The calculation of the allocation of such items of income, gain, loss, and deduction are complex and may vary depending on acquisition date and consideration paid for each LINN Energy unit held.

Importantly, in the event of a strategic transaction involving LINN Energy’s debt, including a comprehensive restructuring of such debt, a significant amount of CODI may be generated. The amount of CODI generally would be equal to the excess of the adjusted issue price of such debt over the value of the consideration received by debtholders in exchange for the debt. In certain cases, CODI can be realized even when existing debt is modified with no reduction in such debt’s stated principal amount. As described in publicly-filed press releases and other announcements, LINN Energy is actively evaluating potential strategic transactions, which could include a comprehensive restructuring of LINN Energy’s debt. Such a strategic transaction could generate a very significant amount of CODI that would be allocated to LINN Energy unitholders at the time of such transaction. Such CODI, like other items of income, gain, loss, and deduction of LINN Energy that are allocated to its unitholders, would be taken into account in the taxable income of the holders of LINN Energy’s units as appropriate in light of the allocation mechanisms described below. LINN Energy unitholders may not have sufficient tax attributes (including allocated losses from LINN Energy’s activities) available to offset such allocated CODI. Moreover, CODI that is allocated to LINN Energy’s unitholders will be ordinary income, and, as a result, it may not be possible for LINN Energy unitholders to offset such CODI by claiming capital losses with respect to their LINN Energy units, even if such LINN Energy units are cancelled for no consideration in connection with such a restructuring. Importantly, certain exclusions that are available with respect to CODI generally do not apply at the partnership level, and any solvent unitholder that is not in a Chapter 11 proceeding will be unable to rely on such exclusions. If such a strategic transaction occurs, depending on the ultimate consideration received by creditors, LINN Energy unitholders could be allocated CODI that could conceivably be substantial. It is very unlikely that LINN Energy would make a corresponding cash distribution with respect to such allocation of CODI.

Unless the IRS were to challenge successfully the intended tax treatment of the exchange, LINN Energy unitholders that exchange their LINN Energy units for LinnCo shares should not be allocated CODI as a result of any subsequent strategic transaction involving LINN Energy’s debt occurring after the next Allocation Date (as defined below). Instead, such CODI should be allocated to LinnCo, without being further allocated to LinnCo’s shareholders (including the historical LINN Energy unitholders).

The IRS could potentially assert that the exchange should not be respected for purposes of allocating CODI. Specifically, the IRS could attempt to assert that the exchange of LINN Energy units for LinnCo shares lacks economic substance or constitutes a meaningless gesture because such exchange was executed at a time when both the LINN Energy units and the LinnCo shares had minimal value, and that, as a result, the sole purpose was to improperly allow unitholders to avoid CODI. Because there is no authority dealing directly with the facts and circumstances presented by the offer, and the economic substance and meaningless gesture theories are highly fact-specific doctrines, in the opinion of counsel, the IRS would be highly unlikely to assert such an argument and, if the IRS did assert such an argument, counsel believes such argument would be highly unlikely to succeed. Counsel believes the much stronger view is that the exchange has economic substance and does not constitute a meaningless gesture because the final terms and resolution of any subsequent restructuring of LINN Energy and LinnCo is unknown. LINN Energy unitholders have the option to sell their units in the market rather than participating in the exchange, which further demonstrates that such unitholders’ voluntary decision to continue their economic interest in LINN Energy (through LinnCo) has economic substance.

Each LINN Energy unitholder’s tax situation is different. Certain LINN Energy unitholders may have more losses available than other LINN Energy unitholders, and such losses may be available to offset some or all of the CODI that could be generated in a strategic transaction involving LINN Energy’s debt. Additionally, LINN Energy unitholders may recognize taxable gain by participating in the offer. Accordingly, each LINN Energy unitholder should independently evaluate whether participating in the offer is the optimal decision with respect to such LINN Energy unitholder’s individual tax consequences, and LINN Energy unitholders are highly encouraged to consult, and depend on, their own tax advisors in making such determination.

Tax Consequences to Holders of LINN Energy Units of Participation in the Offer

Tax Characterization of the Exchange

Because exchanging LINN Energy unitholders will not own 80% or more of LinnCo even if 100% of LINN Energy unitholders participate in the offer, LINN Energy unitholders who participate in the offer should be treated as transferring their LINN Energy units to LinnCo in exchange for LinnCo shares in a fully taxable transaction.

Amount and Character of Gain or Loss Recognized

Under Sections 741 and 1001 of the Code, each exchanging LINN Energy unitholder will recognize gain or loss equal to the difference between (a) the amount realized, which will include (1) the fair market value of the LinnCo shares received in the exchange (measured by reference to the fair market value of the LinnCo shares when the exchange occurs) and (2) the amount of LINN Energy’s liabilities allocated to such unitholder; and (b) such unitholder’s tax basis in such units. A LINN Energy unitholder’s tax basis in his or her units will generally be equal to (1) the original purchase price of the units; plus (2) LINN Energy’s liabilities allocated to such unitholder; plus (3) LINN Energy’s income and gain previously allocated to such unitholder; minus (4) LINN Energy losses previously allocated to, distributions to, and the share of nondeductible, noncapitalized expenses allocated to, such unitholder (which decrease such unitholder’s tax basis, but not below zero). Thus, a LINN Energy unitholder participating in the offer may realize taxable gain, even if the value of the LinnCo shares received in the exchange is less than the amount the LINN Energy unitholder originally paid for the unit. It is possible that losses recognized in connection with participating in the exchange may be disallowed.

Except as noted below, gain or loss recognized by a U.S. holder on the exchange should generally be taxable as capital gain or loss. However, a portion of this gain or loss, which could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to “unrealized receivables” or to “inventory items” owned by LINN Energy and its subsidiaries. The term “unrealized receivables” includes potential recapture items, including recapture of depreciation, depletion, and intangible drilling and development costs. Ordinary income attributable to unrealized receivables, inventory items, and recapture may exceed net taxable gain realized upon the exchange of a LINN Energy unit pursuant to the offer and may be recognized even if there is a net taxable loss realized on the exchange. Consequently, a U.S. holder may recognize both ordinary income and a capital loss upon exchanging a LINN Energy unit for a LinnCo share.

Capital gain or loss recognized by a U.S. holder should generally be long-term capital gain or loss if the U.S. holder has held its LINN Energy units for more than 12 months as of the effective time of the exchange. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income in any taxable year. Capital losses recognized by U.S. holders that are corporations may be used to offset only capital gains. Moreover, under applicable authority, including treasury regulations promulgated under Section 1223 of the Code, parties who acquired LINN Energy units in multiple acquisitions have a single adjusted tax basis for all of those interests; a unitholder cannot elect to exchange high basis units and retain low basis units.

LINN Energy Items of Income, Gain, Loss, and Deduction for the Taxable Period Ending on the Date of the Exchange

In general, LINN Energy’s taxable income or loss is determined annually, prorated on a monthly basis, and subsequently apportioned among unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first day of the month (the “Allocation Date”). Gain or loss realized on a sale or other disposition of LINN Energy’s assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result of these conventions, LINN Energy unitholders that transfer units may generally be allocated income, gain, loss, and deduction realized after the date of transfer. Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of these conventions may be subject to challenge, even though LINN Energy believes such simplifying conventions are contemplated by proposed Treasury Regulations, and if such conventions were challenged, taxable income or loss could be reallocated among LINN Energy unitholders. In the event CODI were to be recognized in the same month that the offer is settled, LINN Energy unitholders who held LINN Energy units at the beginning of the month would be allocated CODI under these simplifying conventions. LinnCo and LINN Energy do not believe that any events that have occurred in April will give rise to CODI in April. Accordingly, if the offer is settled in April, LinnCo and LINN Energy believe that tendering unitholders should not be allocated any CODI. The offer is scheduled to expire on April 25, 2016, unless extended or terminated. The offer will be settled promptly thereafter, and LinnCo anticipates that this settlement will occur on or prior to April 30, 2016. If settlement of the offer does not occur in April, LINN Energy will use its reasonable efforts to avoid any events that may result in the realization of CODI during the calendar month in which settlement of the offer occurs. However, LINN Energy can provide no assurances that some amount of CODI will not be realized during the same calendar month as the settlement of the offer if it does not occur in April or the settlement of exchanges in any subsequent offering period. In such case, LINN Energy unitholders who participate in the offer could be allocated a portion of the CODI arising in the same month the offer is settled. Importantly, however, even if CODI arises in the same month the offer is settled, a tendering unitholder would not be allocated CODI arising from subsequent transactions occurring in subsequent months.

Tax Basis and Holding Period in LinnCo Shares Received in the Offer

A U.S. holder’s tax basis in the LinnCo shares, if any, received in the offer will equal the cost of such shares, measured by reference to the fair market value of the LINN Energy unit exchanged for such share. A U.S. holder’s holding period in the LinnCo shares, if any, received in the offer will begin on the day after the date of the exchange. In the event a U.S. holder exchanges some, but not all, of their LINN Energy units, such LINN Energy unitholder should consult their own tax advisor with respect to any division of holding periods or tax basis.

Potential Constructive Termination of the LINN Energy Partnership

In connection with the offer, there may be a technical, or “constructive,” termination of LINN Energy partnership for U.S. federal income tax purposes. A constructive termination would result if there is a sale or exchange of 50% or more of the total interests in LINN Energy’s capital and profits within a twelve-month period. If a termination occurs, it would result in the closing of the LINN Energy taxable year for all LINN Energy unitholders. In the case of a LINN Energy unitholder with a taxable year other than the calendar year, the closing of LINN Energy’s taxable year may result in more than twelve months of LINN Energy’s taxable income or loss being includable in a unitholder’s taxable income for the year of termination.

A constructive termination would result in additional administrative costs for LINN Energy. A constructive termination occurring on a date other than December 31 generally would require that LINN Energy file two tax returns for one fiscal year. There is an IRS relief procedure pursuant to which LINN Energy could seek to provide a single Schedule K-1 for the calendar year in which a constructive termination occurs. Following a constructive termination, LINN Energy would be required to make new tax elections. It could also potentially lead to penalties if LINN Energy failed to realize that a constructive termination occurred. A constructive termination may also have the effect of deferring LINN Energy’s depreciation deductions, and it might either accelerate the application of, or subject LINN Energy to, any tax legislation enacted before the termination.

LinnCo U.S. Federal Income Taxation

LinnCo is treated as a corporation for U.S. federal income tax purposes. Thus, LinnCo is obligated to pay U.S. federal income tax on its net taxable income. Currently, the maximum regular U.S. federal income tax rate for a corporation is 35%, but LinnCo may be subject to a 20% alternative minimum tax on LinnCo’s alternative minimum taxable income to the extent that the alternative minimum tax exceeds LinnCo’s regular income tax. The regulated investment company tax rules do not have any application to LinnCo.

Consequences to U.S. Holders of LinnCo Shares

The following is a discussion of the material U.S. federal income tax consequences that will apply to U.S. holders of LinnCo shares, including holders that participate in the offer.

Distributions on the Shares

Because LinnCo is taxed as a corporation for U.S. federal income tax purposes, a holder of LinnCo shares will not receive a Schedule K-1 from LinnCo and will not include its allocable share of LinnCo’s income, gains, losses, or deductions in computing the holder’s own taxable income. Distributions, if any, paid with respect to LinnCo shares will constitute dividends for U.S. federal income tax purposes to the extent of LinnCo’s current or accumulated earnings and profits. LinnCo’s earnings and profits generally will equal the taxable income allocated to LinnCo by LINN Energy, with certain adjustments. These adjustments include recovering depreciation, depletion and intangible drilling costs more slowly than permitted in computing taxable income and will generally result in LinnCo having earnings and profits in excess of LinnCo’s taxable income. Distributions in excess of LinnCo’s earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the shares and will reduce (but not below zero) such basis. A distribution in excess of LinnCo’s earnings and profits and the U.S. holder’s tax basis in the common shares will be treated as capital gain realized on the sale or exchange of such shares. All distributions on LinnCo’s shares will be reportable to holders on Form 1099-DIV.

Distributions that are treated as dividends generally will be taxable as ordinary income to U.S. holders but are expected to be treated as “qualified dividend income,” which is currently subject to reduced rates of U.S. federal income taxation for non-corporate U.S. holders. The reduced maximum tax rate on dividends will not apply to dividends received to the extent that the U.S. holder elects to treat such dividends as “investment income,” which may be offset by investment expense.

Distributions that are treated as dividends may be eligible for the dividends received deduction available to corporate U.S. holders, in each case provided that certain holding period requirements are met. Certain limitations apply to the availability of the dividends received deduction for corporate holders, including limitations on the aggregate amount of the deduction that may be claimed and limitations based on the holding period of the shares on which the dividend is paid, which holding period may be reduced if the holder engages in risk reduction transactions with respect to its shares.

U.S. holders are urged to consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced maximum tax rate on dividends and the dividends received deduction.

It is highly uncertain what may occur with either the LINN Energy units or the LinnCo shares in connection with a subsequent strategic transaction involving LINN Energy’s debt. It is possible that such units or shares may be cancelled without any consideration, including if LinnCo’s units in LINN Energy are cancelled without any consideration. An exchanging LINN Energy unitholder who holds LinnCo shares at the time of such cancellation would likely be entitled to claim a capital loss equal to such holder’s basis in the LinnCo shares.

Sale, Exchange, or Other Taxable Disposition of Shares

Generally, the sale, exchange, or other taxable disposition of LinnCo shares will result in taxable gain or loss to an exchanging U.S. holder of LINN Energy units equal to the difference between (1) the amount of cash plus the fair market value of any other property received by such U.S. holder in the sale, exchange, or other taxable disposition and (2) such U.S. holder’s adjusted tax basis in the LinnCo shares. A U.S. holder’s adjusted tax basis in the LinnCo shares will general equal its cost for the shares (which, in the case of LinnCo shares received pursuant to this offer, should be the fair market value of the LINN Energy unit (measured on the date of the exchange) exchanged for such share), decreased (but not below zero) by the amount of any distributions treated as a tax-free return of capital.

Gain or loss recognized on the sale, exchange, or other taxable disposition of shares will generally be capital gain or loss and will be long-term capital gain or loss if the shares are held for more than one year. A reduced tax rate on capital gain generally will apply to long-term capital gain of a non-corporate U.S. holder. There are limitations on the deductibility of capital losses.

Backup Withholding and Information Reporting

In general, distributions in respect of the LinnCo shares, and the proceeds of a sale, exchange, or other taxable disposition of the LinnCo shares, paid to a U.S. holder are subject to information reporting and may be subject to U.S. federal backup withholding unless the U.S. holder (1) is an exempt recipient or (2) provides the payor with a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Medicare Tax

Certain holders of LinnCo shares who are individuals, estates, or trusts are required to pay a 3.8% unearned income Medicare contribution tax on, among other things, dividends on and capital gains from the sale or other disposition of LinnCo shares. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares.

The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to a particular holder. All holders of LINN Energy units are highly encouraged to consult their own tax advisors as to the specific tax consequences of the offer to them, including tax-reporting requirements, and the applicability and effect of any federal, state, local and non-U.S. tax laws.

DESCRIPTION OF LINNCO COMMON SHARES

LinnCo’s shares represent limited liability company interests in LinnCo. The holders of shares are entitled to receive dividends, if any, and exercise the rights or privileges available to shareholders under LinnCo’s limited liability company agreement. As of March 18, 2016, LinnCo had 128,544,174 shares outstanding.

Dividends

LinnCo will pay dividends on its shares of the cash it receives as distributions, if any, in respect of LinnCo’s LINN Energy units, net of reserves for income taxes payable by LinnCo, within five business days after LinnCo receives such distributions. If distributions are made on the LINN Energy units other than in cash, LinnCo will pay a dividend on LinnCo’s shares in substantially the same form, provided that LinnCo will sell a portion of such distribution to reserve for income taxes payable by LinnCo, as determined by the LinnCo Board, and provided further that if LINN Energy makes a distribution on the LINN Energy units in the form of additional LINN Energy units, LinnCo will issue and distribute an equal number of additional shares to LinnCo’s shareholders such that, immediately following such distributions, the number of LinnCo’s shares outstanding is equal to the number of LINN Energy units that LinnCo holds.

Issuance of Additional Shares

LinnCo’s limited liability company agreement authorizes LinnCo to issue an unlimited number of additional shares and voting shares of existing classes of LinnCo’s shares for the consideration and on the terms and conditions determined by the LinnCo Board, and to make awards of common and derivative securities pursuant to employee benefit plans, without the approval of LinnCo’s shareholders. LinnCo’s shareholders will not have preemptive rights to acquire additional shares or other securities of LinnCo’s.

Maintenance of Ratio of LinnCo Shares to LINN Energy Units

LinnCo’s limited liability company agreement provides that the number of LinnCo’s outstanding shares will at all times equal the number of LINN Energy units that LinnCo owns and that, in connection with any offering of LinnCo’s shares (whether public or private and including any shares used as consideration in any acquisition by LinnCo), LINN Energy must sell to LinnCo a number of LINN Energy units equal to or greater than the number of such shares to be sold. Additionally, in connection with any such offering, the LinnCo Board may elect, in its discretion, to purchase from LINN Energy a greater number of LINN Energy units than the number of shares sold in such offering for an amount equal to or less than the proceeds from such offering (which means net cash proceeds after deducting underwriting discounts and commission and any structuring fee, plus any properties or assets received by LinnCo in such offering). If there is a change in the number of LINN Energy units that LinnCo owns, LinnCo will issue to all shareholders a share dividend or effect a share split or combination to provide that at all times the number of shares outstanding equals the number of LINN Energy units that LinnCo owns. In addition, if LinnCo makes any award of common or derivative securities in connection with any employee benefit plan, LINN Energy will sell to LinnCo, upon the earlier of the issuance of such shares or the exercise or vesting of such derivative shares, an equal or greater number of LINN Energy units for the same consideration, if any, LinnCo receives from the award recipient. In the event of a share repurchase, LINN Energy would agree to purchase an equal number of LINN Energy units from LinnCo, or take any other such action as may be reasonable, to maintain the one-to-one ratio of LinnCo’s shares to LINN Energy units.

Voting Rights

The LinnCo shares are not entitled to vote on the election of LinnCo’s directors. LINN Energy owns the voting share entitled to vote to elect LinnCo’s directors and will elect all of LinnCo’s directors. Owners of LinnCo’s shares will vote only on specified matters, including (i) creation of additional classes of shares, (ii) certain amendments, alterations, repeals or waivers of provisions of LinnCo’s limited liability company agreement, (iii) certain amendments to the Omnibus Agreement, (iv) a merger or sale, exchange or other disposition of all or substantially all of LinnCo’s assets, except in connection with a Terminal Transaction, as defined in “—Terminal Transactions Involving LINN Energy” below, or to effect a mere change in legal form, and (v) an election to dissolve LinnCo by the LinnCo Board.

As a holder of LINN Energy units, LinnCo is entitled to vote on all matters on which holders of LINN Energy units are entitled to vote, which provides LinnCo’s shareholders the ability to indirectly influence LINN Energy’s management. LinnCo will submit to a vote of LinnCo’s shareholders any matter submitted to LinnCo by LINN Energy for a vote of holders of LINN Energy units. LinnCo will vote LINN Energy units in the same manner that LinnCo’s shareholders vote (or refrain from voting) their shares for or against a proposal, including non-votes or abstentions.

Exchange Listing

LinnCo’s shares are traded on the NASDAQ under the symbol “LNCO.”

Transfer Agent and Registrar

AST is LinnCo’s transfer agent and serves as registrar and transfer agent for the LinnCo shares. LinnCo pays all fees charged by the transfer agent for transfers of shares (which are reimbursed by LINN Energy pursuant to the terms of the Omnibus Agreement), except the following fees that will be paid by shareholders:

•	surety bond premiums to replace lost or stolen certificates;

•	taxes and other governmental charges;

•	special charges for services requested by a holder of a share; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of LinnCo’s cash dividends. LinnCo will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

The transfer agent may at any time resign, by notice to LinnCo, or be removed by LinnCo. The resignation or removal of the transfer agent will become effective upon LinnCo’s appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, LinnCo is authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Shares

By acceptance by LinnCo of a transfer of LinnCo shares in accordance with LinnCo’s limited liability company agreement, each transferee of shares shall be admitted as a shareholder with respect to the shares transferred when such transfer and admission is reflected on LinnCo’s books and records with or without execution of LinnCo’s limited liability company agreement. Additionally, each transferee of shares:

•	becomes the record holder of such shares;

•	is deemed to agree to be bound by the terms and conditions of, and is deemed to have executed and delivered LinnCo’s limited liability company agreement;

•	represents that the transferee has the capacity, power and authority to enter into the limited liability company agreement;

•	grants powers of attorney to LinnCo’s officers and any liquidator of LinnCo as specified in the limited liability company agreement; and

•	makes the consents and waivers contained in LinnCo’s limited liability company agreement.

Until a LinnCo share has been transferred on LinnCo’s books and records, LinnCo and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Omnibus Agreement

Concurrent with LinnCo’s initial public offering, LinnCo entered into the Omnibus Agreement pursuant to which LINN Energy provides LinnCo with certain financial, legal, accounting, tax advisory, financial advisory and engineering services and pays on LinnCo’s behalf, or reimburses LinnCo, for any expenses LinnCo incurs in connection with securing these services from third parties, as well as printing costs and other administrative and out-of-pocket expenses, along with any expenses LinnCo incurs in connection with any offering of LinnCo’s shares or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to LinnCo’s shareholders, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, independent auditor fees and registrar and transfer agent fees. Pursuant to the Omnibus Agreement, LINN Energy also provides LinnCo with cash management services, including treasury services with respect to the payment of dividends and allocation of reserves for taxes. These cash management services are intended to optimize the use of LinnCo’s cash on hand and to reduce the likelihood of a change in the amount of any dividend paid to LinnCo’s shareholders across periods other than as a result of any change in the amount of distributions paid by LINN Energy. In addition, pursuant to the terms thereunder, LINN Energy indemnifies LinnCo, as well as LinnCo’s officers, directors, employees, agents and representatives for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities.

LinnCo’s Limited Liability Company Agreement

The following is a summary of the material provisions of LinnCo’s limited liability company agreement.

The following provisions of LinnCo’s limited liability company agreement are summarized elsewhere in this prospectus/offer to exchange:

•	with regard to dividends, please read “—Dividends.”

•	with regard to issuances of additional LinnCo shares, please read “—Issuance of Additional Shares.”

•	with regard to the transfer of LinnCo shares, please read “—Transfer of Shares.”

Organization

LinnCo, LLC was formed in April 2012 and will remain in existence unless and until dissolved, wound up and terminated in accordance with its limited liability company agreement.

Purpose

LinnCo’s purpose is to acquire, hold, transfer and otherwise dispose of LINN Energy units and any cash or other securities or property distributed to LinnCo in respect of LinnCo’s ownership of LINN Energy units, to exercise all the rights and powers conferred upon LinnCo as a holder of LINN Energy units, and to take any other action permitted by the LinnCo Board.

U.S. Federal Income Tax Status as a Corporation

LinnCo has elected to be treated as a corporation for U.S. federal income tax purposes.

Shareholders

LINN Energy is LinnCo’s founding member and owns LinnCo’s sole voting share. LinnCo’s other members are the owners of common shares. LINN Energy, as the holder of LinnCo’s sole voting share, will have the sole right to elect LinnCo’s directors.

Capital Contributions

Shareholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

The LLC Act provides that a shareholder who receives a distribution and knew at the time of the distribution that the distribution was in violation of the LLC Act will be liable to LinnCo for the amount of the distribution for three years from the date of the distribution. Under the LLC Act, LinnCo may not make a distribution to a shareholder if, after the distribution, all of LinnCo’s liabilities, other than liabilities to shareholders in respect of their shares and liabilities for which the recourse of creditors is limited to specific property of LinnCo’s, would exceed the fair value of LinnCo’s assets. For the purpose of determining the fair value of LinnCo’s assets, the LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in LinnCo’s assets only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a shareholder is liable for the obligations of his assignor to make contributions to LinnCo, except that the assignee is not obligated for liabilities unknown to him at the time he became a shareholder and that could not be ascertained from LinnCo’s limited liability company agreement.

Board of Directors

LinnCo’s business and affairs will be managed by or under the direction of the LinnCo Board. Members of the LinnCo Board will be elected, and may be removed, solely by the owner of the voting share, which is currently LINN Energy. The LinnCo Board currently consists of six directors. The authority and function of the LinnCo Board will be identical to the authority and functions of a board of directors of a corporation organized under the General Corporation Law of the State of Delaware (“DGCL”) although the directors’ fiduciary duties will be limited as described in “—Fiduciary Duties.”

The LinnCo Board will hold regular meetings from time to time and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the LinnCo Board from time to time. Special meetings of the LinnCo Board may be called on 24 hours’ notice to each director upon request of the chairman of the LinnCo Board, or upon the written request of any three directors to LinnCo’s secretary. A quorum for a regular or special meeting will exist when a majority of the directors are participating in the meeting either in person or by conference telephone or video conference. Any action required or permitted to be taken at a meeting may be taken without a meeting, without prior notice and without a vote if all of the directors then in office sign a written consent authorizing the action.

The LinnCo Board can establish committees composed of one or more directors and can delegate power and authority without limitation to these committees. LinnCo currently has an audit committee (the “Audit Committee”) composed of independent directors.

Officers and Employees

The LinnCo Board can appoint and terminate officers with or without cause at any time as it may determine. The LinnCo Board can delegate power and authority of any officer to any other officer or agent. The authority and functions of LinnCo’s officers are identical to the authority and functions of officers of a corporation organized under the DGCL, except with respect to fiduciary duties. LINN Energy’s employees provide LinnCo with services required for LinnCo’s operation and administration. The costs of these services are borne by LINN Energy.

Fiduciary Duties

LinnCo’s limited liability company agreement has modified, waived and limited fiduciary duties of LinnCo’s directors and officers that would otherwise apply at law or in equity and replaced such duties with a contractual duty requiring LinnCo’s directors and officers to act in good faith. For purposes of LinnCo’s limited liability company agreement, a person shall be deemed to have acted in good faith if the person subjectively believes that the action or omission of action is in, or not opposed to, LinnCo’s best interests. In addition, any action or omission of action shall be deemed to be in, or not opposed to, the best interests of LinnCo and LinnCo’s shareholders if the director or officer taking such action or omission of action subjectively believed that such action or omission of action is in, or not opposed to, the best interest of LINN Energy and all its unitholders, taken together.

In taking (or refraining from taking) any action or making any recommendation to LinnCo’s shareholders, LinnCo’s directors and officers, in determining whether such action or recommendation is in the best interest of LinnCo and its shareholders, will be permitted, but not required, to take into account the totality of the relationship between LINN Energy and LinnCo. In addition, when acting in their individual capacities or as officers or directors of LINN Energy or any affiliate of LINN Energy, LinnCo’s directors will not be required to act in good faith and will not be obligated to take into account the interests of LinnCo or its shareholders when taking (or refraining from taking) any action or making any recommendation.

LinnCo’s limited liability company agreement permits LinnCo’s directors and affiliates of LinnCo’s directors to engage in outside business interests or activities in preference to or to the exclusion of LinnCo and to engage in business interests that directly compete with LinnCo, provided that the affiliate or director does not engage in such competing businesses as a result of or using confidential information provided by or on behalf of LinnCo to such director. Additionally, LinnCo’s directors do not have any contractual obligation or express or implied legal duty to present business opportunities to LinnCo that become available to their affiliates, and neither LinnCo nor any of LinnCo’s shareholders have any rights in any business ventures of a director, and the pursuit of any such ventures, even if in competition with LinnCo, are not a breach of any duty of such director otherwise existing at law, in equity or otherwise.

Capital Structure

LinnCo’s present capital structure consists of two classes of shares: (1) the common shares, which are the class of shares being offered for exchange pursuant to the Registration Statement of which this prospectus/offer to exchange is a part; and (2) the voting shares, of which there is currently one share outstanding, held by LINN Energy. LinnCo is authorized to issue an unlimited number of additional voting shares and common shares. Additional classes or series of securities may be created with the approval of the LinnCo Board, provided that any such additional class or series must be approved by a vote of holders of a majority of LinnCo’s outstanding common shares and by the holder(s) of LinnCo’s voting share(s), voting as separate classes. LinnCo’s shareholders will not have preemptive or preferential rights to acquire additional shares or other securities of LinnCo.

Dissolution and Winding Up

LinnCo will be dissolved and wound up only: (1) upon entry of a judicial decree of dissolution in accordance with the LLC Act, (2) upon an election by the LinnCo Board that is approved by the owner(s) of the voting share(s) and by the holders of a majority of the outstanding common shares, voting as separate classes, (3) if LinnCo ceases to own any LINN Energy units (whether as a result of a merger of LINN Energy or otherwise) and the owner(s) of the voting share(s) approve such dissolution, (4) in the event of a sale or other disposition of all or substantially all of LinnCo’s assets other than in connection with certain non-cash mergers involving LINN Energy, (5) if at any time LinnCo has no members, unless a member is admitted to LinnCo and LinnCo is continued without dissolution in accordance with the LLC Act, (6) a merger of LINN Energy in which securities of another entity are exchanged for all of the outstanding LINN Energy units, unless (a) LINN Energy’s successor is treated as a partnership for U.S. federal income tax purposes and (b) such successor agrees in writing to assume LINN Energy’s obligations under LinnCo’s limited liability company agreement and the Omnibus Agreement, (7) if LinnCo is required to tender all of LinnCo’s LINN Energy units upon an election by a person to purchase all of the outstanding LINN Energy units pursuant to the limited call right provided in LINN Energy’s limited liability company agreement or any similar provision applicable to LINN Energy units or (8) the sale by LINN Energy of all or substantially all of its assets in one or more transactions for cash and a distribution of such cash to LINN Energy unitholders. In the event that LinnCo is dissolved, LinnCo’s affairs will be wound up and all LinnCo’s remaining assets, after payments to creditors and satisfaction of other obligations, will be distributed to the holders of the outstanding shares.

Non-Citizen Assignee; Redemption

If LinnCo or LINN Energy becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the LinnCo Board, create a substantial risk of cancellation or forfeiture of any property LinnCo or LINN Energy have an interest in because of the nationality, citizenship or other related status of any shareholder or assignee, LinnCo may redeem, upon 30 days’ advance notice, the shares held by such shareholder or assignee at their current market price. To avoid any cancellation or forfeiture, the LinnCo Board may require each shareholder or assignee to furnish information about his nationality, citizenship or related status. If a shareholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or the LinnCo Board determines after receipt of the information that a shareholder or assignee is not an eligible citizen, such shareholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted shareholder, a non-citizen assignee does not have the right to direct the voting of his shares and may not receive distributions in kind upon LinnCo’s liquidation.

Exculpation and Indemnification

Notwithstanding any express or implied provision of LinnCo’s limited liability company agreement, or any other legal duty or obligation, none of LinnCo’s directors or officers or the owner(s) of the voting share(s) or its officers, directors or affiliates will be liable to LinnCo, LinnCo’s affiliates or any other person for breach of fiduciary duty, except for acts or omissions not in good faith. Additionally, LinnCo’s directors will not be responsible for any misconduct or negligence on the part of an agent appointed by the LinnCo Board in good faith. See “—Fiduciary Duties” above for a description of good faith.

Under LinnCo’s limited liability company agreement and subject to specified limitations, LinnCo will indemnify to the fullest extent permitted by law, from and against all losses, expenses (including attorneys’ fees), judgments, fines, damages, penalties, interest, liabilities and settlement amounts actually and reasonably incurred by any director or officer, or while serving as a director or officer, any person who is or was serving as a director, officer, employee, partner, manager, fiduciary or trustee of LinnCo or any other entity at LinnCo’s request. However, such directors, officers and persons are only entitled to indemnification if they acted in good faith and, with respect to any criminal proceeding or action, had no reasonable cause to believe that such conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not of itself create a presumption that such good faith standard was not met. Additionally, LinnCo may indemnify any person who is or was an employee (other than an officer) or agent of LinnCo or LINN Energy who is a party to a threatened, pending or completed action, suit or proceeding, to the extent permitted by law and authorized by the LinnCo Board.

Any indemnification under LinnCo’s limited liability company agreement will be paid by LINN Energy directly or indirectly on LinnCo’s behalf in accordance with the Omnibus Agreement. LinnCo is authorized to purchase, or have LINN Energy purchase on LinnCo’s behalf, insurance against liabilities asserted against and expenses incurred by directors, officers and other persons in connection with LinnCo’s activities or their activities on LinnCo’s behalf, regardless of whether LinnCo would have the power to indemnify the person against liabilities under LinnCo’s limited liability company agreement.

Amendments of LinnCo’s Limited Liability Company Agreement

Amendments to LinnCo’s limited liability company agreement may be proposed only by or with the consent of the LinnCo Board. Except as LinnCo’s limited liability company agreement provides, amendments to LinnCo’s limited liability company agreement and to LinnCo’s certificate of formation can be approved in writing solely by the owner(s) of LinnCo’s voting share(s). Approval of a majority of LinnCo’s outstanding common shares and voting shares, voting as separate classes, is required for any amendment which:

•	is determined by the LinnCo Board, in its good faith, to have a material adverse effect on the preferences or rights associated with LinnCo’s shares (including as compared to other classes of shares);

•	reduces the time for any notice to which the holders of LinnCo’s shares may be entitled;

•	alters the circumstances under which LinnCo could be dissolved and wound up;

•	changes the term of LinnCo’s existence;

•	alters the provisions that require LinnCo and LINN Energy to take actions to maintain a ratio of at least one-to-one between the number of LinnCo’s shares outstanding and the number of LINN Energy units LinnCo owns;

•	alters voting procedures or the requirement that LinnCo vote LinnCo’s LINN Energy units in accordance with the votes of LinnCo’s shareholders and deliver the director nominations and proposals of LinnCo’s shareholders to LINN Energy;

•	alters the provisions regarding Terminal Transactions (as defined in “—Terminal Transactions Involving LINN Energy”);

•	alters the provisions requiring shareholder approval for issuances of additional types of securities and certain mergers;

•	changes LinnCo’s covenants or the covenants of LINN Energy in LinnCo’s limited liability company agreement; or

•	alters the circumstances under which LinnCo’s limited liability company may be amended.

Certain amendments will not be considered material and may be made by the LinnCo Board without the approval of LinnCo’s shareholders, including amendments:

•	to facilitate the trading of shares or to meet the requirements of applicable securities and other laws and regulations and exchange rules;

•	to facilitate the ability of LinnCo’s shareholders to obtain the benefits of, or to otherwise facilitate the consummation of, a Terminal Transaction;

•	that the LinnCo Board determines in its good faith will not have a material adverse effect on the preferences or rights associated with LinnCo’s shares (including as compared to other classes of shares);

•	to change LinnCo’s name, the location of LinnCo’s principal place of business, LinnCo’s registered agent or LinnCo’s registered office;

•	to effect the admission, substitution, withdrawal or removal of members in accordance with LinnCo’s limited liability company agreement;

•	to effect the merger of LinnCo into, or the conveyance of all of LinnCo’s assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity that is taxed as a corporation for U.S. federal income tax purposes;

•	to effect a change that the board of directors determines to be necessary or appropriate for LinnCo to qualify or continue LinnCo’s qualification as an entity in which the members have limited liability under the laws of any state or to ensure that LinnCo will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	to effect a change in LinnCo’s fiscal or taxable year;

•	to effect an amendment that is necessary, in the opinion of LinnCo’s counsel, to prevent us, members of the LinnCo Board, or LinnCo’s officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”) whether or not substantially similar to plan asset regulations currently applied or proposed;

•	to effect an amendment that the LinnCo Board determines to be necessary or appropriate for the authorization and the issuance of additional common shares, voting shares or derivative securities;

•	to effect any amendment expressly permitted in LinnCo’s limited liability company agreement to be made by the LinnCo Board acting alone;

•	to effect an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of LinnCo’s limited liability company agreement;

•	to effect a merger, conversion or conveyance effected in accordance with LinnCo’s limited liability company agreement;

•	that are necessary as a result of an amendment to the limited liability company agreement of LINN Energy; and

•	to effect any other amendments substantially similar to any of the matters described in the clauses above.

For more information regarding the voting rights of LinnCo’s shareholders and other amendments LinnCo may make, please read “—Voting Rights.”

Meetings; Approvals

All notices of meetings of shareholders shall be sent or otherwise given in accordance with LinnCo’s limited liability company agreement not less than 10 nor more than 60 calendar days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the purpose or purposes for which the meeting is called, as determined by the LinnCo Board or (ii) in the case of the annual meeting, those matters which the LinnCo Board, at the time of giving the notice, intends to present for action by the common and voting shareholders. Any previously scheduled meeting of the shareholders may be postponed, and any special meeting of the shareholders may be canceled, by resolution of the LinnCo Board upon public notice given prior to the date previously scheduled for such meeting of shareholders.

Any action required or permitted to be taken by LinnCo’s shareholders (other than actions by the owner(s) of LinnCo’s voting share(s), which may be taken by written consent) must be taken at a duly called annual or special meeting of shareholders and may not be taken by any consent in writing by such shareholders.

Special meetings of LinnCo’s shareholders may only be called by a majority of the LinnCo Board or by the owner(s) of LinnCo’s voting share(s). The owners of the class of common shares do not have the right to call a meeting of the shareholders. Shareholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding shares of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the shareholders requires approval by holders of a greater percentage of the shares, in which case the quorum shall be the greater percentage.

All matters submitted to the shareholders for approval will be determined by a majority of the votes cast by holders of the shares entitled to vote, except where a greater percentage is required by the LLC Act, by the rules of any national securities exchange on which LinnCo’s shares are listed, or by LinnCo’s limited liability company agreement.

LinnCo shares held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of shares under LinnCo’s limited liability company agreement will be delivered to the record holder who is entitled to vote at such meeting by LinnCo or by the transfer agent.

Voting Rights

The following matters require the shareholder vote specified below:

Election of members of the LinnCo Board	The LinnCo shares are not entitled to vote to elect members of the LinnCo Board. The sole voting share that is entitled to vote to elect the LinnCo Board is owned by LINN Energy.

Issuance of additional common shares or voting shares	No approval right.

Creation of additional class of shares	Majority of outstanding common shares and a majority of LinnCo’s voting share(s), voting as separate classes.

Amendment, alteration, repeal or waiver of any provision of LinnCo’s limited liability company agreement	Majority of outstanding common shares and a majority of LinnCo’s voting share(s), voting as separate classes, for certain amendments as described in “—Amendments of LinnCo’s Limited Liability Company Agreement.”

Amendment, alteration, repeal or waiver of any provision of the Omnibus Agreement	Majority of outstanding shares, if such amendment materially adversely affects the preferences or rights of LinnCo’s shareholders (as determined by the LinnCo Board).

Merger or the sale of all or substantially all of LinnCo’s assets (other than in connection with a Terminal Transaction or to effect a mere change in legal form)	Majority of outstanding common shares and a majority of LinnCo’s voting share(s), voting as separate classes.

Dissolution (other than in connection with a Terminal Transaction)	Majority of outstanding common shares and a majority of LinnCo’s voting share(s), voting as separate classes.

LINN Energy will not be prohibited from exercising any voting rights with respect to any shares it may own.

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

By acquiring one of LinnCo’s shares, you will be admitted as a shareholder of LinnCo’s company and will be deemed to have agreed to be bound by the terms of LinnCo’s limited liability company agreement. Under that agreement, each shareholder and each person who acquires a share from a shareholder grants to the LinnCo Board (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for LinnCo’s qualification, continuance or dissolution. The power of attorney also grants the LinnCo Board the authority to make certain amendments to, and to make consents and waivers under and in accordance with, LinnCo’s limited liability company agreement. Such power of attorney shall be irrevocable and deemed coupled with an interest and shall survive a shareholder’s death, disability, dissolution, bankruptcy or termination.

Covenants

LinnCo’s limited liability company agreement provides that LinnCo’s activities generally will be limited to owning LINN Energy units and further includes covenants that prohibit LinnCo from (other than in connection with a Terminal Transaction):

•	borrowing money or issuing debt;

•	subject to provisions regarding the maintenance of a one to one ratio of LINN Energy units held by LinnCo and LinnCo’s common shares outstanding, selling, pledging or otherwise transferring any LINN Energy units;

•	issuing options, warrants or other securities entitling the holder to purchase LinnCo’s shares (other than in connection with employee benefit plans);

•	liquidating, merging (other than to effect a mere change in legal form) or recapitalizing;

•	revoking or changing LinnCo’s election to be treated as a corporation for U.S. federal income tax purposes;

•	using the proceeds from sales of LinnCo’s shares other than to purchase LINN Energy units; or

•	agreeing to any amendment to the Omnibus Agreement that has a material adverse effect on the preferences or rights of any shareholder, other than any amendment that (A) effects the intent of the provisions of the Omnibus Agreement, (B) facilitates the ability of the shareholders to obtain the benefits of, or otherwise facilitates the consummation of, a Terminal Transaction, (C) reflects any change in circumstances as a result of certain non-cash mergers involving LINN Energy, or (D) the LinnCo Board determines, in its good faith, will not have a material adverse effect on the preferences or rights of the shares.

These provisions can be amended or waived by the owners of a majority of LinnCo’s outstanding common and voting shares, voting as separate classes, as described above under “—Meetings; Approvals.”

In addition, LINN Energy has agreed under LinnCo’s limited liability company agreement that neither it nor any of its affiliates will take any action that would result in LINN Energy and its affiliates ceasing to control voting power over LinnCo except (1) in connection with a Terminal Transaction in which LINN Energy’s successor: (A) is treated as a partnership for U.S. federal income tax purposes; and (B) assumes all of LINN Energy’s obligations under LinnCo’s limited liability company agreement and the Omnibus Agreement; or (2) upon the vote of a majority of the common shareholders.

Terminal Transactions Involving LINN Energy

The transactions described below are referred to as “Terminal Transactions.”

Mergers. If the LINN Energy unitholders are asked to approve a merger of LINN Energy with another entity, LinnCo will submit the merger for a vote of LinnCo’s shareholders and will vote LinnCo’s LINN Energy units in the same manner that LinnCo’s shareholders vote (or refrain from voting) their shares.

Cash Consideration. In a merger involving LINN Energy in which LINN Energy’s unitholders receive cash, shareholders will be entitled to receive any cash LinnCo receives for LinnCo’s LINN Energy units, net of reserves for income taxes payable by LinnCo as determined by the LinnCo Board.

Non-Cash Consideration. In a merger involving LINN Energy in which securities of another entity are exchanged for all of the outstanding LINN Energy units, shareholders will be entitled to receive the securities received in connection with such merger (other than securities sold to establish reserves for income taxes payable by LinnCo) and LinnCo will dissolve and wind up LinnCo’s affairs, unless:

•	LINN Energy’s successor would be treated as a partnership for U.S. federal income tax purposes; and

•	the surviving entity agrees to assume the obligations of LINN Energy under LinnCo’s limited liability company agreement and the Omnibus Agreement.

Tender Offers. If a third party makes a tender offer for LINN Energy units, LINN Energy may, but will not be obligated to, cooperate with such third party to make a tender offer to LinnCo’s shareholders or otherwise facilitate participation of LinnCo’s shareholders in the tender offer for LINN Energy units.

Going Private Transaction. If at any time a person owns more than 90% of the outstanding LINN Energy units, such person may elect to purchase all, but not less than all, of the remaining outstanding LINN Energy units at a price equal to the higher of the current market price (as defined in LINN Energy’s limited liability company agreement) and the highest price paid by such person or any of its affiliates for any LINN Energy units purchased during the 90-day period preceding the date notice was mailed to the LINN Energy unitholders informing them of such election. In this case, LinnCo will be required to tender all of LinnCo’s outstanding LINN Energy units and distribute the cash LinnCo receive, net of income taxes payable by us, to LinnCo’s shareholders. Following such distribution, LinnCo will cancel all of LinnCo’s outstanding shares and dissolve and wind up LinnCo’s affairs.

Sale of All or Substantially All of LINN Energy’s Assets. If LINN Energy sells all or substantially all of its assets in one or more transactions for cash and makes a distribution of such cash to its unitholders, LinnCo will distribute the cash LinnCo receive, net of income taxes payable by us, to LinnCo’s shareholders, and dissolve and wind up LinnCo’s affairs.

Change in Tax Treatment of LINN Energy. If LINN Energy or its successor ceases to be treated as a partnership for U.S. federal income tax purposes, LINN Energy or such successor will have the right to cause LinnCo to merge with and into LINN Energy, in which case each of LinnCo’s shareholders would receive a distribution in kind of the LINN Energy units and other property LinnCo owns, if any, in excess of reserves for net income taxes payable by LinnCo.

Limited Call Right

If at any time LINN Energy or any of its affiliates own 80% or more of LinnCo’s then-outstanding securities, LINN Energy has the right, which it may assign to any of its affiliates (including LinnCo), to purchase all, but not less than all, of LinnCo’s remaining outstanding shares as of a record date selected by LINN Energy, on at least 10 but not more than 60 days’ notice. If LINN Energy elects to exercise this purchase right, the purchase price per share will equal the greater of:

•	the highest cash price paid by LINN Energy or any of its affiliates for any of LinnCo’s shares purchased within the 90 days preceding the date on which LINN Energy first mails notice of its election to shareholders; and

•	the current market price as of the date three days before the date the notice is mailed.

If a person acquires more than 90% of the outstanding LINN Energy units, such person may require LinnCo to tender all of LinnCo’s outstanding LINN Energy units for cash, in which case LinnCo will distribute the cash LinnCo receives to LinnCo’s shareholders pro rata.

Following such distribution, LinnCo will cancel all of LinnCo’s outstanding shares and dissolve and wind up LinnCo’s affairs. See “—Terminal Transactions Involving LINN Energy—Going Private Transaction” above.

Merger, Sale or Other Disposition of Assets

Other than in connection with a Terminal Transaction, the LinnCo Board is generally prohibited, without the prior approval of the holders of a majority of LinnCo’s outstanding common shares and the holder(s) of LinnCo’s voting share(s), voting as separate classes, from causing LinnCo to, among other things, sell, exchange or otherwise dispose of all or substantially all of LinnCo’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or otherwise.

The LinnCo Board may merge LinnCo into, or convey all of LinnCo’s assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in LinnCo’s legal form into another limited liability entity that will be treated as a corporation for U.S. federal income tax purposes.

LinnCo’s shareholders are not entitled to dissenters’ rights of appraisal under the limited liability company agreement or applicable Delaware law in connection with any merger or consolidation, sale of all or substantially all of LinnCo’s assets or any other transaction or event.

Anti-Takeover Provisions

LinnCo’s limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of LinnCo or LINN Energy without the approval of the LinnCo Board. Specifically, LinnCo’s limited liability company agreement provides that LinnCo will elect to have Section 203 of the DGCL apply to LinnCo as if LinnCo were a Delaware corporation and LinnCo’s shares were voting stock. In addition, LINN Energy has agreed not to engage in any business combination with any entity or person deemed to be an interested shareholder (as described below) to the same extent as if such entity or person were an interested shareholder with respect to LINN Energy under Section 203. Under these provisions, such a holder will not be permitted to enter into a merger or business combination with LinnCo or LINN Energy unless:

•	prior to such time, the LinnCo Board or the LINN Energy Board approved either the business combination or the transaction that resulted in the shareholder’s becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting shares at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers; and

•	by employee unit plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the LinnCo Board or the LINN Energy Board and authorized at an annual or special meeting of the shareholders, and not by written consent, by the affirmative vote of at least a majority of the outstanding voting shares that are not owned by the interested shareholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the company and the interested shareholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested shareholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any shares of the company to the interested shareholder;

•	any transaction involving the company that has the effect of increasing the proportionate share of the shares of any class or series of the company beneficially owned by the interested shareholder; or

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

In general, by reference to Section 203, an “interested shareholder” is any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting shares of the company and any entity or person affiliated with or controlling or controlled by such entity or person. In addition, LinnCo’s limited liability company agreement specifically includes as an interested shareholder any entity or person that beneficially owns (or within three years did own) a voting interest equal to 15% or more of the outstanding LINN Energy units by way of holding LinnCo’s shares or LINN Energy units, or a combination thereof; provided, that this limitation does not include any entity or person that holds a voting interest above the 15% limitation as a result of action taken solely by LinnCo or LinnCo’s affiliates. For purposes of determining whether an entity or person is an interested shareholder, the number of LinnCo’s shares and LINN Energy units deemed to be outstanding shall include the shares and LINN Energy units owned by such entity or person but shall not include unissued shares and LINN Energy units that may be issuable pursuant to an agreement or upon exercise of conversion rights, warrants or options, or otherwise. No entity or person deemed to be an interested shareholder pursuant to the above provisions will have any voting rights with respect to any business combination involving LinnCo or LINN Energy until such business combination is approved by LinnCo or LINN Energy, as the case may be, in accordance with Section 203.

The existence of these provisions would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the LinnCo Board or the LINN Energy Board, including discouraging attempts that might result in a premium over the market price for shares held by shareholder.

Books and Reports

LinnCo is required to keep appropriate books of LinnCo’s business at LinnCo’s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax purposes, LinnCo’s year end is December 31.

LinnCo will furnish or make available to record holders of shares, an annual report containing audited financial statements and a report on those financial statements by LinnCo’s independent public accountants in accordance with the requirements of the Exchange Act. Except for LinnCo’s fourth quarter, LinnCo will also furnish or make available summary financial information in accordance with the requirements of the Exchange Act.

Right to Inspect LinnCo’s Books and Records

In addition to the reports referred to above in “—Books and Reports,” LinnCo’s limited liability company agreement provides that a shareholder can, for a purpose reasonably related to his interest as a shareholder, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each shareholder;

•	a copy of LinnCo’s tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each shareholder and the date on which each became a shareholder;

•	copies of LinnCo’s limited liability company agreement, LinnCo’s certificate of formation, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of LinnCo’s business and financial condition; and

•	any other information regarding LinnCo’s affairs as is just and reasonable with the stated purpose of the written demand.

The LinnCo Board may, and intends to, keep confidential from LinnCo’s shareholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which the LinnCo Board believes in good faith is not in LinnCo’s or LINN Energy’s best interests, information that could damage LinnCo’s company or LINN Energy or information that LinnCo or LINN Energy are required by law, by the rules of any national securities exchange on which the shares are listed or by agreements with a third party to keep confidential (other than agreements with affiliates that are designed to circumvent the above obligations). These provisions are deemed to replace the default provisions under Section 18-305 of the LLC Act.

COMPARISON OF UNITHOLDERS’ AND SHAREHOLDERS’ RIGHTS

As a result of the offer, holders of LINN Energy units will become holders of LinnCo shares. Both LinnCo and LINN Energy are Delaware limited liability companies and are governed by the LLC Act, so many of the differences between the rights of the LinnCo shareholders and the current rights of the LINN Energy unitholders arise primarily from differences in their respective constituent documents.

The following is a summary of the material differences between the current rights of LINN Energy unitholders and the current rights of LinnCo shareholders under Delaware law and their respective constituent documents. It is not a complete statement of the provisions affecting, and the differences between, the rights of LinnCo shareholders and LINN Energy unitholders. This summary is qualified in its entirety by reference to Delaware law and LinnCo’s and LINN Energy’s respective constituent documents. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

	LINN Energy	LinnCo
Numbers of units and shares	As of March 18, 2016, there were 355,228,188 units outstanding.	As of March 18, 2016, there were 128,544,174 common shares outstanding.

Distributions and Dividends

On a quarterly basis, LINN Energy is required to distribute to the owners of all classes of its units an amount equal to its available cash (as defined in the LINN Energy limited liability company agreement).

In October 2015, LINN Energy suspended the payment of its distribution.

On a quarterly basis, LinnCo is required to pay a dividend equal to the amount of cash received from LINN Energy in respect of the LINN Energy units owned by LinnCo, less reserves for income taxes payable by LinnCo.

In October 2015, LINN Energy suspended the payment of its distribution. Since LinnCo pays its dividend from the receipt of cash distributions from LINN Energy, LinnCo will not pay a dividend while LINN Energy’s distributions are suspended.

Dissolution	LINN Energy will be dissolved and wound up only upon (1) the election of the LINN Energy Board to dissolve it if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of LINN Energy and its subsidiaries; or (3) the entry of a decree of judicial dissolution of LINN Energy.	LinnCo will be dissolved and wound up only (1) upon entry of a judicial decree of dissolution in accordance with the LLC Act, (2) upon an election by the LinnCo Board that is approved by the owner(s) of the voting share(s) and by the holders of a majority of the outstanding shares of the class sold in this offering, voting as separate classes, (3) if LinnCo ceases to own any LINN Energy units (whether as a result of a merger of LINN Energy or otherwise) and the owner(s) of the voting share(s) approve such dissolution, (4) in the event of a sale or other disposition of all or substantially all of LinnCo’s assets other than in connection with certain non-cash mergers involving LINN Energy, (5) if at any time LinnCo has no members, unless a member is admitted to LinnCo and LinnCo is continued without dissolution in accordance with the LLC Act, (6) a merger of LINN Energy in

	LINN Energy	LinnCo

which securities of another entity are exchanged for all of the outstanding LINN Energy units, unless (a) LINN Energy’s successor is treated as a partnership for U.S. federal income tax purposes and (b) such successor agrees in writing to assume LINN Energy’s obligations under LinnCo’s limited liability company agreement and the Omnibus Agreement, (7) if LinnCo is required to tender all of its LINN Energy units upon an election by a person to purchase all of the outstanding LINN Energy units pursuant to the limited call right provided in LINN Energy’s limited liability company agreement or any similar provision applicable to LINN Energy units or (8) the sale by LINN Energy of all or substantially all of its assets in one or more transactions for cash and a distribution of such cash to LINN Energy unitholders. In the event that LinnCo is dissolved, LinnCo’s affairs will be wound up and all its remaining assets, after payments to creditors and satisfaction of other obligations, will be distributed to the holders of the outstanding shares.

If LINN Energy or its successor is treated as a corporation for U.S. federal income tax purposes, LINN Energy or such successor will have the right to cause LinnCo to merge with and into LINN Energy, in which case LinnCo’s shareholders would receive distributions in kind of LINN Energy units and other property LinnCo owns, if any, after payments to creditors and satisfaction of other obligations.

Voting	Unitholders have the right to vote with respect to the election of LINN Energy’s directors, certain amendments to LINN Energy’s limited liability company agreement, the merger of LINN Energy or the sale of all or substantially all of its assets and the dissolution of LINN Energy.

LinnCo’s shareholders are not entitled to vote to elect the LinnCo Board.

LinnCo’s shareholders will be entitled to vote on certain fundamental matters affecting LinnCo, such as certain amendments to LinnCo’s limited liability company agreement, certain mergers of LinnCo, the sale of all or substantially all of LinnCo’s assets and LinnCo’s voluntary dissolution and winding up.

LinnCo will submit to a vote of LinnCo’s shareholders any matter submitted by

	LINN Energy	LinnCo
LINN Energy to a vote of its unitholders, including the election of LINN Energy’s directors. LinnCo will vote the LINN Energy units that LinnCo holds in the same manner as the owners of LinnCo’s shares vote (or refrain from voting) their shares on those matters.

Limited Call Rights	If at any time a person owns more than 90% of the outstanding LINN Energy units, such person may elect to purchase all, but not less than all, of the remaining outstanding units at a price equal to the higher of the current market price (as defined in LINN Energy’s limited liability company agreement) or the highest price paid by such person or any of its affiliates for any LINN Energy units purchased during the 90-day period preceding the date notice was mailed to the LINN Energy unitholders informing them of such election.

If LINN or any of its affiliates own 80% or more of LinnCo’s shares, LINN has the right, which it may assign to any of its affiliates, to purchase all of LinnCo’s remaining outstanding shares, at a purchase price not less than the then-current market price of LinnCo’s shares.

In addition, LinnCo may be required to sell its LINN Energy units in the event that a person owns more than 90% of the outstanding LINN Energy units and exercises the call right associated therewith. In such event, LinnCo will distribute to the holders of outstanding shares of all classes any cash LinnCo receives, net of any income taxes payable by LinnCo and after payments to creditors and satisfaction of other obligations, and LinnCo’s shares will be canceled and LinnCo will be dissolved.

Listing Exchange	Units are traded on the NASDAQ Global Select Market under the symbol “LINE.” Please see “Risk Factors—Risk Factors Relating to LinnCo and LINN Energy—The price of both LinnCo shares and LINN Energy units has recently declined below $1.00 per share or unit, as applicable. If the prices continue to remain below $1.00, the LinnCo shares and the LINN Energy units, respectively, may be subject to delisting from the NASDAQ, which could negatively impact the liquidity and market price of the LinnCo shares and LINN Energy units.”	Shares are traded on the NASDAQ Global Select Market under the symbol “LNCO.” Please see “Risk Factors—Risk Factors Relating to LinnCo and LINN Energy—The price of both LinnCo shares and LINN Energy units has recently declined below $1.00 per share or unit, as applicable. If the prices continue to remain below $1.00, the LinnCo shares and the LINN Energy units, respectively, may be subject to delisting from the NASDAQ, which could negatively impact the liquidity and market price of the LinnCo shares and LINN Energy units.”

LEGAL MATTERS

The validity of the LinnCo shares offered by this document will be passed upon for LinnCo by Kirkland & Ellis LLP, Houston, Texas.

EXPERTS

LinnCo, LLC

The financial statements of LinnCo, LLC as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements contains an explanatory paragraph that states LinnCo has income taxes payable of approximately $30 million and cash of approximately $11 million. LinnCo’s only significant asset is its interest in LINN Energy units and LinnCo’s cash flow, which was historically used to pay dividends to LinnCo’s shareholders, is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. In October 2015, LINN Energy suspended the payment of its distribution. Accordingly, the uncertainty associated with LinnCo’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Linn Energy, LLC

The consolidated financial statements of Linn Energy, LLC as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements contains an explanatory paragraph that states because of continued low commodity prices, LINN Energy has suffered recurring losses from operations and is in violation of a restrictive covenant and expects to be in violation of financial covenants contained in its credit facilities that would accelerate the maturity of the outstanding indebtedness making it immediately due and payable. LINN Energy does not have sufficient liquidity to meet the accelerated debt service requirements. These issues raise substantial doubt about LINN Energy’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Certain estimates of the proved oil and natural gas reserves of Linn Energy, LLC included herein were based in part upon engineering reports prepared by DeGolyer and MacNaughton, independent petroleum engineers. These estimates are included herein in reliance on the authority of such firm as an expert in such matters.

WHERE TO OBTAIN MORE INFORMATION

LinnCo and LINN Energy file annual, quarterly and current reports, proxy statements and other information with the SEC. LINN Energy unitholders may read and copy any reports, statements or other information that LinnCo or LINN Energy file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. LinnCo’s and LINN Energy’s public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov.

LinnCo has filed a Registration Statement with the SEC to register the offer of LinnCo shares to be issued in the offer. This document is a part of the Registration Statement. LinnCo may also file amendments to the Registration Statement. In addition, on the date of the initial filing of the Registration Statement of which this document is a part, LinnCo filed with the SEC a Tender Offer Statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the offer. LinnCo may file amendments to the Schedule TO. As allowed by SEC rules, this document does not contain all of the information in the Registration Statement or the Schedule TO, or the exhibits to the Registration Statement or the Schedule TO. You may obtain copies of this Registration Statement and Schedule TO (and any amendments to those documents) by contacting the information agent as directed elsewhere in this document.

LINN Energy unitholders may obtain any of these documents without charge upon request to the information agent, D.F. King, toll free at (877) 297-1738, or from the SEC at the SEC’s website at www.sec.gov.

ANNEX A

INFORMATION CONCERNING LINNCO, LLC

LinnCo is a Delaware limited liability company formed on April 30, 2012, under the LLC Act. LinnCo’s initial sole purpose was to own LINN Energy units. In connection with the acquisition of Berry in December 2013, LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of March 18, 2016, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy.

At March 18, 2016, LinnCo owned approximately 36% of LINN Energy’s outstanding units. At March 18, 2016, LINN Energy owned 100% of LinnCo’s sole voting share and all of LinnCo’s non-voting common shares were held by the public.

LinnCo has elected to be treated as a corporation for United States federal income tax purposes. Because it is treated as a corporation for U.S. federal income tax purposes, an owner of LinnCo shares will not report on its U.S. federal income tax return any of LinnCo’s items of income, gain, loss and deduction relating to an investment in it.

The address of LinnCo’s principal executive offices is 600 Travis, Suite 5100, Houston, TX 77002. LinnCo’s telephone number is (281) 840-4000.

LinnCo also maintains an Internet site at www.linnco.com. LinnCo’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision

BUSINESS

The reference to a “Note” herein refers to the accompanying Notes to Financial Statements contained in “LinnCo Financial Statements.”

Overview

LinnCo is a Delaware limited liability company formed on April 30, 2012, under the Delaware Limited Liability Company Act. LinnCo’s initial sole purpose was to own LINN Energy units in its affiliate, LINN Energy. In connection with the acquisition of Berry Petroleum Company, now Berry Petroleum Company, LLC (see Note 2), LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of December 31, 2015, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy. LINN Energy is an independent oil and natural gas company that trades on the NASDAQ under the symbol “LINE.”

At December 31, 2015, LinnCo owned approximately 37% of LINN Energy’s outstanding units. At December 31, 2015, LINN Energy owned 100% of LinnCo’s sole voting share and all of LinnCo’s common shares were held by the public.

LinnCo has elected to be treated as a corporation for U.S. federal income tax purposes. Because it is treated as a corporation for U.S. federal income tax purposes, an owner of LinnCo shares will not report on its U.S. federal income tax return any of LinnCo’s items of income, gain, loss and deduction relating to an investment in it.

Within five business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income taxes liability (“tax reserve”), if any, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the estimated tax liability for the entire year. The current tax reserve can be increased or reduced, at Company management’s discretion, to account for the over/(under) tax reserve previously recorded. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at Company management’s discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the LinnCo Board.

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any financial, legal, accounting, tax advisory, financial advisory and engineering fees, and other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of LinnCo shares or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses, and registrar and transfer agent fees. In addition, LINN Energy has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities. Because all general and administrative expenses and certain offering costs are actually paid by LINN Energy on LinnCo’s behalf, no cash is disbursed by LinnCo for these expenses and costs.

Recent Developments

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details about LinnCo’s going concern uncertainty.

In October 2015, LINN Energy suspended the payment of its distribution. Since LinnCo pays its dividend from the receipt of cash distributions from LINN Energy, LinnCo will not pay a dividend while LINN Energy’s distributions are suspended.

In January 2015, LINN Energy reduced its distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. Monthly distributions were paid by LINN Energy through September 2015. LinnCo also reduced its dividend to $1.25 per share in January 2015, and paid a monthly dividend through September 2015.

Employees

LinnCo has no employees. LinnCo has entered into an agreement with LINN Energy to provide LinnCo with the necessary services and support personnel. For more information, see Note 1 and “Annex B—Information Concerning Linn Energy, LLC—Business.”

Principal Executive Offices

LinnCo is a Delaware limited liability company with headquarters in Houston, Texas. The principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002. The main telephone number is (281) 840-4000.

Company Website

LinnCo’s internet website is www.linnco.com. LinnCo makes available free of charge on or through its website Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after LinnCo electronically files such material with, or furnishes it to, the SEC. Information on LinnCo’s website should not be considered a part of, or incorporated by reference into, this prospectus/offer to exchange.

The SEC maintains an internet website that contains these reports at www.sec.gov. Any materials that LinnCo files with the SEC may be read or copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information concerning the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330.

Properties

LinnCo has no properties. Its assets consist of a small amount of working capital and the LINN Energy units that it owns.

Legal Proceedings

None

RISK FACTORS

LinnCo’s business has many risks. Factors that could materially adversely affect LinnCo’s business, financial condition, operating results or liquidity and the trading price of LinnCo’s shares are described below. This information should be considered carefully, together with other information in this prospectus/offer to exchange and other reports and materials LinnCo and LINN Energy file with the SEC. Because LinnCo’s only significant assets are the units issued by LINN Energy, LinnCo’s success is dependent solely upon the operation and management of LINN Energy and its resulting performance. The risk factors that affect LINN Energy also affect LinnCo; see “Annex B—Information Concerning Linn Energy, LLC—Risk Factors.”

If LinnCo is unable to pay its current liabilities, including its income taxes payable, as they becomes due, LinnCo may be unable to continue as a going concern.

As of December 31, 2015, LinnCo had income taxes payable of approximately $30 million and cash of approximately $11 million. LinnCo’s only significant asset is its interest in LINN Energy units and its cash flow, which was historically used to pay dividends to LinnCo’s shareholders, is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. In October 2015, LINN Energy suspended the payment of its distribution. Accordingly, the uncertainty associated with LinnCo’s ability to meet its commitments as they come due raises substantial doubt about LinnCo’s ability to continue as a going concern. The audit report LinnCo received with respect to its financial statements contains an explanatory paragraph expressing uncertainty as to LinnCo’s ability to continue as a going concern.

LinnCo’s cash flow consists exclusively of distributions from LINN Energy.

LinnCo’s only significant assets are the LINN Energy units representing limited liability company interests in LINN Energy that LinnCo owns. Therefore, LinnCo’s cash flow is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. Subject to amounts reserved in the discretion of LINN Energy’s board of directors to provide for the proper conduct of its business, LINN Energy’s limited liability company agreement provides that it makes distributions to its unitholders of available cash. LINN Energy’s board of directors has the ability under its limited liability company agreement to establish a cash reserve, which could encompass all of the cash otherwise available for distributions to its unitholders, to provide for the proper conduct of its business in both the short and long term, including for reduction of indebtedness of LINN Energy. In 2015, in response to economic conditions and continued low commodity prices, LINN Energy reduced then later suspended its distribution to its unitholders. Since LinnCo pays its dividend from the receipt of cash distributions from LINN Energy, LinnCo will not pay a dividend while LINN Energy’s distributions are suspended and LinnCo will have no cash flow available to fund any expenses or costs not covered by LINN Energy.

If LINN Energy is unable to repay or refinance its existing and future debt as it becomes due, whether at maturity or as a result of acceleration, it may be unable to continue as a going concern.

LINN Energy has significant indebtedness under its May 2019 senior notes, November 2019 senior notes, April 2020 senior notes, Berry November 2020 senior notes, December 2020 senior secured second lien notes, February 2021 senior notes, September 2021 senior notes and Berry September 2022 senior notes (collectively, “notes”) and its credit facilities. As a result of its indebtedness, LINN Energy uses a significant portion of its cash flow to pay interest and principal (when due) on its notes and credit facilities, which reduces the cash available to finance its operations and other business activities and limits its flexibility in planning for or reacting to changes in its business and the industry in which it operates.

Based on its current estimates and expectations for commodity prices in 2016, LINN Energy does not expect to remain in compliance with all of the restrictive covenants contained in its credit facilities throughout 2016 unless those requirements are waived or amended. Additionally, the borrowing bases under LINN Energy’s credit facilities are subject to redeterminations in April 2016. Because its credit facilities are effectively fully drawn, any reduction in the borrowing bases would require LINN Energy to make mandatory prepayments to the extent existing indebtedness exceeds the new borrowing bases. LINN Energy also has substantial interest payments due during the next twelve months on its notes and its credit facilities. If LINN Energy fails to satisfy its obligations with respect to its indebtedness or fails to comply with the financial and other restrictive covenants contained in its credit facilities or the indentures governing its notes, an Event of Default (as defined in the applicable agreements) could result, which would permit acceleration of the indebtedness under certain circumstances and could result in an Event of Default and acceleration of its other debt and permit its secured lenders to foreclose on any of its assets securing such debt. Any accelerated debt would become immediately due and payable.

While LINN Energy is attempting to take appropriate mitigating actions to refinance any indebtedness prior to its maturity or otherwise extend the maturity dates, and to cure any potential defaults, there is no assurance that any particular actions with respect to refinancing existing indebtedness, extending the maturity of existing indebtedness or curing potential defaults in its existing and future debt agreements will be sufficient. The uncertainty associated with LINN Energy’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The report of LINN Energy’s independent registered public accounting firm that accompanied its audited consolidated financial statements in the LINN Energy Annual Report contained an explanatory paragraph regarding the substantial doubt about its ability to continue as a going concern.

LINN Energy is currently in default under its LINN Energy Credit Facility and the Second Lien Indenture.

Under the LINN Credit Facility, LINN Energy is required to deliver audited consolidated financial statements without a going concern or like qualification or explanation. Because the audit report prepared by its auditors with respect to the consolidated financial statements includes such going concern explanation, LINN Energy is in default under the LINN Credit Facility as of its filing date, March 15, 2016.

If LINN Energy is unable to obtain a waiver or other suitable relief from the lenders under the LINN Credit Facility prior to the expiration of the 30 day grace period, an Event of Default will result and the lenders holding a majority of the commitments under the LINN Credit Facility could accelerate the outstanding indebtedness, which would make it immediately due and payable. If LINN Energy is unable to obtain a waiver from or otherwise reach an agreement with the lenders under the LINN Credit Facility and the indebtedness under the LINN Credit Facility is accelerated, then an Event of Default under LINN Energy’s senior notes and second lien notes would occur, which, if it continues beyond any applicable cure periods, would, to the extent the applicable lenders so elect, result in the acceleration of those obligations. Furthermore, an Event of Default under the LINN Credit Facility will also result in an Event of Default under the Berry Credit Facility, which in the absence of a waiver or other suitable relief and upon the election of the agent or lenders holding a majority of commitments under the Berry Credit Facility would result in the acceleration of indebtedness under the Berry Credit Facility. Such Event of Default would trigger an Event of Default under the Berry senior notes. If such Event of Default continues beyond any applicable cure periods, such Event of Default would result in an acceleration of the Berry senior notes.

Additionally, the Second Lien Indenture required LINN Energy to deliver mortgages by February 18, 2016, subject to a 45 day grace period. LINN Energy elected to exercise its right to the grace period and not deliver the mortgages, and as a result, LINN Energy is currently in default under the Second Lien Indenture. If LINN Energy does not deliver the mortgages within the 45 day grace period or is otherwise unable to obtain a waiver or other suitable relief from the holders under the Second Lien Indenture prior to the expiration of the 45 day grace period, an Event of Default (as defined in the Second Lien Indenture) will result and the trustee or note holders holding at least 25% in the aggregate principal amount of the outstanding second lien notes could accelerate the outstanding second lien notes, causing the second lien notes to be immediately due and payable.

If lenders, and subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. LINN Energy is currently in discussions with various stakeholders and is pursuing or considering a number of actions, but there can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed to meet certain obligations, and LINN Energy could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code, and as a result, may result in LinnCo filing for protection under Chapter 11 of the U.S. Bankruptcy Code.

LinnCo and LINN Energy may seek the protection of the Bankruptcy Court which may harm LinnCo’s businesses and place equity holders at significant risk of losing all of their investment in LinnCo.

LinnCo and LINN Energy have engaged financial and legal advisors to assist the companies in, among other things, analyzing various strategic alternatives to address LinnCo’s liquidity and capital structure, including strategic and refinancing alternatives through a private restructuring. However, a filing under Chapter 11 may be unavoidable. Seeking Bankruptcy Court protection could have a material adverse effect on LinnCo’s and LINN Energy’s respective business, financial condition, results of operations and liquidity. As long as a Chapter 11 proceeding continues, LinnCo’s and LINN Energy’s senior management would be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on LinnCo’s business operations. Bankruptcy Court protection also might make it more difficult to retain management and other key personnel necessary to the success and growth of LinnCo’s and LINN Energy’s respective business. Also during the Chapter 11 proceedings, LINN Energy’s ability to enter into new commodity derivatives covering additional estimated future production would be dependent upon either entering into unsecured hedges or obtaining Bankruptcy Court approval to enter into secured hedges. Furthermore, counterparties under its existing hedge transactions may elect to terminate those transactions in connection with a bankruptcy filing without its consent.

LINN Energy has a significant amount of indebtedness that is senior to its units in its capital structure. As a result, LINN Energy believes that seeking Bankruptcy Court protection under a Chapter 11 proceeding could cause its units to be canceled, result in a limited recovery for unitholders, if any, and place current LINN Energy equity holders at significant risk of losing all of their investment in it. Additionally, a Chapter 11 proceeding could cause LinnCo’s shares to be canceled, result in a limited recovery for shareholders, if any, and place current LinnCo equity holders at significant risk of losing all of their investment in LinnCo.

Failure to maintain the continued listing standards of the NASDAQ could result in delisting of LinnCo’s common shares, which could negatively impact the market price and liquidity of LinnCo’s common shares and LinnCo’s ability to access the capital markets.

LinnCo’s common shares are listed on NASDAQ and the continued listing of LinnCo’s common shares on NASDAQ is subject to LinnCo’s ability to comply with NASDAQ’s continued listing requirements, including, among other things, a minimum closing bid price requirement of $1.00 per common share. If LinnCo fails to satisfy such requirement for a period of 30 consecutive business days, NASDAQ will send LinnCo a deficiency notice indicating that LinnCo has a compliance period of 180 calendar days from such notice to cure the deficiency by satisfying the minimum bid requirement for a minimum of ten consecutive business days. Failure to regain compliance with the minimum closing bid price requirement could result in delisting of LinnCo’s common shares from NASDAQ.

To date in 2016, the bid price of LinnCo’s common shares closed below the $1.00 per unit minimum bid price on several occasions. Any delisting from NASDAQ could have a negative impact on the market price and liquidity of LinnCo’s common shares. In addition, delisting could harm LinnCo’s ability to access the capital markets and result in the potential loss of confidence by investors.

LinnCo’s shares may trade at a substantial discount to the trading price of LINN Energy units.

LinnCo cannot predict whether its shares will trade at a discount or premium to the trading price of LINN Energy units. If LinnCo incurs substantial corporate income tax liabilities on income allocated to LinnCo by

LINN Energy with respect to LINN Energy units LinnCo owns, the cash dividends you receive per share, if any, will be substantially less than the cash distributions per unit that LinnCo receives from LINN Energy. In addition, in the event of a merger, tender offer, going private transaction or sale of all or substantially all of LinnCo’s assets (“Terminal Transaction”) the net proceeds you receive from LinnCo per share may, as a result of LinnCo’s corporate income tax liabilities on the transaction and other factors, be substantially lower than the net proceeds per unit received by a direct LINN Energy unitholder. As a result of these considerations, LinnCo’s shares may trade at a substantial discount to the trading price of LINN Energy units.

LinnCo’s shareholders are only able to indirectly vote on matters in which LINN Energy unitholders are entitled to vote, and LinnCo’s shareholders are not entitled to vote to elect its directors.

LinnCo’s shareholders will only be able to indirectly vote on matters in which LINN Energy unitholders are entitled to vote, and LinnCo’s shareholders are not entitled to vote to elect its directors. Therefore, you will only be able to indirectly influence the management and board of directors of LINN Energy, but you will not be able to directly influence or change LinnCo’s management or board of directors. If LinnCo’s shareholders are dissatisfied with the performance of LinnCo’s directors, they have no ability to remove the directors and have no right on an annual or ongoing basis to elect the LinnCo Board. Rather, the LinnCo Board is appointed by the holder of LinnCo’s sole voting share, which is LINN Energy. LinnCo’s limited liability company agreement also contains provisions limiting the ability of holders of LinnCo’s shares to call meetings or to obtain information about LinnCo’s operations, as well as other provisions limiting the ability of holders of LinnCo’s shares to influence the manner or direction of management.

LINN Energy may issue additional units without your approval or other classes of units, and LinnCo may issue additional shares, which would dilute LinnCo’s direct and your indirect ownership interest in LINN Energy and your ownership interest in LinnCo.

LINN Energy’s limited liability company agreement does not limit the number of additional limited liability company interests, including interests that rank senior to the LINN Energy units, that it may issue at any time without the approval of its unitholders. The issuance by LINN Energy of additional units or other equity securities of equal or senior rank will have the following effects:

•	LinnCo’s proportionate ownership interest in LINN Energy will decrease;

•	the relative voting strength of each previously outstanding unit, including the LINN Energy units LinnCo holds and votes in accordance with the vote of LinnCo’s shareholders, may be reduced;

•	the amount of cash available for distribution on each LINN Energy unit may decrease, resulting in a decrease in the amount of cash available to pay dividends to you; and

•	the market price of the LINN Energy units may decline, resulting in a decline in the market price of LinnCo’s shares.

In addition, LinnCo’s limited liability company agreement does not limit the number of additional shares that LinnCo may issue at any time without your approval. The issuance by LinnCo of additional shares will have the following effects:

•	your proportionate ownership interest in LinnCo will decrease;

•	the relative voting strength of each previously outstanding share you own will be diminished; and

•	the market price of LinnCo’s shares may decline.

The terms of LinnCo’s shares may be changed in ways you may not like, because the LinnCo Board has the power to change the terms of LinnCo’s shares in ways the LinnCo Board determines are not materially adverse to you.

As an owner of LinnCo’s shares, you may not like the changes made to the terms of LinnCo’s shares, if any, and you may disagree with the LinnCo Board’s decision that the changes are not materially adverse to you as a shareholder. Your recourse if you disagree is limited because LinnCo’s limited liability company agreement gives broad latitude and discretion to the LinnCo Board and limits the fiduciary duties that LinnCo’s officers and directors otherwise would owe to you.

LinnCo’s limited liability company agreement limits the fiduciary duties owed by LinnCo’s officers and directors to LinnCo’s shareholders, and LINN Energy’s limited liability company agreement limits the fiduciary duties owed by LINN Energy’s officers and directors to its unitholders, including LinnCo.

LinnCo’s limited liability company agreement has modified, waived and limited the fiduciary duties of LinnCo’s officers and directors that would otherwise apply at law or in equity and replaced such duties with a contractual duty requiring LinnCo’s officers and directors to act in good faith. For purposes of LinnCo’s limited liability company agreement, a person shall be deemed to have acted in good faith if the person subjectively believes that the action or omission of action is in, or not opposed to, the best interests of LinnCo. In addition, any action or omission shall be deemed to be in, or not opposed to, the best interests of LinnCo and LinnCo’s shareholders if the person making the determination subjectively believes that such action or omission of action is in, or not opposed to, the best interest of LINN Energy and all its unitholders, taken together, and such person may take into account the totality of the relationship between LINN Energy and LinnCo. In addition, when acting in any capacity other than as one of LinnCo’s officers or directors, including when acting in their individual capacities or as officers or directors of LINN Energy or any affiliate of LINN Energy, LinnCo’s officers and directors will not be required to act in good faith and will have no obligation to take into account LinnCo’s interests or the interests of LinnCo’s shareholders.

The above modifications of fiduciary duties are expressly permitted by Delaware law. Thus, LinnCo and LinnCo’s shareholders will only have recourse and be able to seek remedies against the LinnCo Board if they breach their obligations pursuant to LinnCo’s limited liability company agreement. Furthermore, even if there has been a breach of the obligations set forth in LinnCo’s limited liability company agreement, that agreement provides that LinnCo’s officers and directors will not be liable to LinnCo or LinnCo’s shareholders, except for acts or omissions not in good faith.

These provisions restrict the remedies available to LinnCo’s shareholders for actions that without those limitations might constitute breaches of duty, including fiduciary duties. In addition, LINN Energy’s limited liability company agreement also limits the fiduciary duties owed by LINN Energy’s officers and directors to its unitholders, including LinnCo.

LinnCo’s limited liability company agreement prohibits a shareholder who acquires 15% or more of LinnCo’s shares or voting power with respect to 15% or more of the outstanding LINN Energy units without the approval of LinnCo’s or LINN Energy’s board of directors from engaging in a business combination with LinnCo or with LINN Energy for three years. This provision could discourage a change of control of LinnCo or of LINN Energy that LinnCo’s shareholders may favor, which could negatively affect the price of LinnCo’s shares.

LinnCo’s limited liability company agreement effectively adopts Section 203 of the Delaware General Corporation Laws (“DGCL”). Section 203 of the DGCL as it applies to LinnCo prevents an interested shareholder, defined as a person who owns 15% or more of LinnCo’s outstanding shares or voting power with respect to 15% or more of the outstanding LINN Energy units, from engaging in business combinations with LinnCo or with LINN Energy for three years following the time such person becomes an interested shareholder. Section 203 broadly defines “business combination” to encompass a wide variety of transactions with or caused by an interested shareholder, including mergers, asset sales and other transactions in which the interested shareholder receives a benefit on other than a pro rata basis with other shareholders. This provision of LinnCo’s limited liability company agreement could have an anti-takeover effect with respect to transactions not approved in advance by LinnCo’s board of directors, including discouraging takeover attempts that might result in a premium over the market price for LinnCo’s shares or LINN Energy’s units.

LinnCo is a “controlled company” within the meaning of the NASDAQ rules and rely on exemptions from various corporate governance requirements.

LinnCo’s shares are listed on the NASDAQ. A company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” within the meaning of the NASDAQ rules. A “controlled company” may elect not to comply with various corporate governance requirements of NASDAQ, including the requirement that a majority of its board of directors consist of independent directors, and the requirement that its nominating, governance and compensation committees consist of all independent directors.

LinnCo is a “controlled company” because LINN Energy holds LinnCo’s sole voting share and has the sole power to elect the LinnCo Board. Because LinnCo relies on certain of the “controlled company” exemptions and do not have a compensation committee or a nominating and corporate governance committee, you do not have the same corporate governance advantages afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

Your shares are subject to limited call rights that could result in you having to involuntarily sell your shares at a time or price that may be undesirable.

If LINN Energy or any of its affiliates owns 80% or more of LinnCo’s outstanding shares, LINN Energy has the right, which it may assign to any of its affiliates, to purchase all of LinnCo’s remaining outstanding shares at a purchase price not less than the greater of the then-current market price of LinnCo’s shares and the highest price paid for LinnCo’s shares by LINN Energy or one of its affiliates during the prior 90 days. If LINN Energy exercises any of its rights to purchase LinnCo’s shares, you may be required to sell your shares at a time or price that may be undesirable, and you could receive less than you paid for your shares. Any sale of LinnCo’s shares, to LINN Energy or otherwise, for cash will be a taxable transaction to the owner of the shares sold. Accordingly, a gain or loss will be recognized on the sale equal to the difference between the cash received and the owner’s tax basis in the shares sold.

In addition, if at any time a person owns more than 90% of the outstanding LINN Energy units, such person may elect to purchase all, but not less than all, of the remaining outstanding LINN Energy units at a price equal to the higher of the current market price (as defined in LINN Energy’s limited liability company agreement) and the highest price paid by such person or any of its affiliates for any LINN Energy units purchased during the 90-day period preceding the date notice was mailed to the LINN Energy unitholders informing them of such election. In this case, LinnCo will be required to tender all of LinnCo’s outstanding LINN Energy units and distribute the cash LinnCo receives, net of income taxes payable by LinnCo, to LinnCo’s shareholders. Following such distribution, LinnCo will dissolve and wind up its affairs. Thus, upon the election of a holder of 90% of the outstanding LINN Energy units, you may receive a distribution that is effectively less than the price at which you would prefer to sell your shares.

Shareholders who are not “Eligible Holders” will be subject to redemption of their shares.

In order to comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, LinnCo has adopted certain requirements regarding those investors who may own LinnCo’s shares. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. Shareholders who are not persons or entities who meet the requirements to be an Eligible Holder will not be entitled to receive distributions in kind on their shares in a liquidation and they run the risk of having their shares redeemed by LinnCo at the then-current market price.

Tax Risks

LinnCo will incur corporate income tax liabilities on income allocated to LinnCo by LINN Energy with respect to LINN Energy units LinnCo owns, which may be substantial. LinnCo is required to pay taxes with respect to LinnCo’s share of LINN Energy’s taxable income, including LinnCo’s share of ordinary income and capital gain upon dispositions of properties by LINN Energy or cancellation of debt by LINN Energy, even if LinnCo does not receive any cash distributions from LINN Energy to fund any resulting tax liability. If cash tax liabilities are owed as a result of LinnCo’s share of LINN Energy’s taxable income and LinnCo does not have sufficient cash to pay its tax liabilities, the value of LinnCo’s shares could be materially reduced. LinnCo’s share of LINN Energy’s taxable income, gain, loss and deduction, or specific items thereof, may be substantially different than LinnCo’s interest in LINN Energy’s economic profits.

LinnCo is classified as a corporation for U.S. federal income tax purposes and, in most states in which LINN Energy does business, for state income tax purposes. Under current law, LinnCo will be subject to U.S. federal income tax at rates of up to 35% (and a 20% alternative minimum tax in certain cases), and to state income tax at rates that vary from state to state, on the net income allocated to LinnCo by LINN Energy with respect to the LINN Energy units LinnCo owns. The amount of cash available for distribution to shareholders, if any, will be reduced by the amount of any such income taxes payable by LinnCo for which LinnCo establishes reserves.

The amount of income taxes payable by LinnCo depends on a number of factors including LINN Energy’s earnings from its operations, the amount of those earnings allocated to LinnCo and the amount of the distributions paid to LinnCo, if any, by LINN Energy.

To the extent a cash tax liability is owed, LinnCo is required to pay such taxes whether or not LinnCo receives any cash distributions from LINN Energy. Even if LINN Energy’s distributions are reinstated, LinnCo may not receive cash distributions from LINN Energy equal to any cash tax liability LinnCo owes.

LinnCo’s share of LINN Energy’s taxable income will include any CODI recognized upon the satisfaction of LINN Energy’s outstanding indebtedness for total consideration less than the adjusted issue price (and any accrued but unpaid interest) of such indebtedness. During 2015, LINN Energy repurchased and exchanged approximately $3.0 billion of its outstanding senior notes at a significant discount, resulting in substantial CODI allocations to LinnCo. LINN Energy may engage in other transactions that result in CODI in the future. LinnCo may exclude CODI allocated to LinnCo by LINN Energy from LinnCo’s gross income to the extent its liabilities (including certain liabilities of LINN Energy that are allocated to LinnCo under applicable tax rules) exceed the value of its assets, in which case LinnCo must apply the excluded amounts to reduce its tax attributes, such as net operating losses and its tax basis in the LINN Energy units LinnCo owns. To the extent LinnCo qualifies to reduce its tax attributes rather than including any CODI in LinnCo’s current income, LinnCo’s future taxable income may be greater. To the extent LinnCo must include any CODI in its current income, LinnCo may have a substantial current cash tax liability without a corresponding distribution of cash from LINN Energy to fund the payment of such liability.

In addition, LINN Energy may sell a portion of its properties and use the proceeds to pay down debt or acquire other properties rather than distributing the proceeds to its unitholders, including LinnCo, and some or all of LINN Energy’s unitholders may be allocated substantial taxable income or loss with respect to that sale.

LinnCo’s share of LINN Energy’s taxable income and gain (or specific items thereof) may be substantially greater than, or LINN Energy’s tax losses and deductions (or specific items thereof) may be substantially less than, LinnCo’s interest in LINN Energy’s economic profits because of allocations under section 704(c) of the Code.

In addition, LinnCo’s income tax liabilities could be substantial if any of the following occurs:

•	LINN Energy significantly decreases its drilling activity;

•	LINN Energy issues a significant amount of additional units without a corresponding increase in the aggregate tax deductions generated by LINN Energy;

•	LinnCo sells all or a portion of the LINN Energy units LinnCo owns;

•	tax carryforwards (if any) available become subject to further limitations on their annual usage;

•	proposed legislation is enacted that eliminates the current deduction of intangible drilling costs and other tax incentives to the oil and natural gas industry; or

•	there is a significant increase in oil and natural gas prices.

LINN Energy is not required to pay tax liabilities on LinnCo’s behalf. The value of LinnCo’s shares could be materially reduced if LinnCo does not have sufficient cash to pay its tax liabilities.

LINN Energy is exploring strategic alternatives to strengthen its balance sheet and maximize its value. LINN Energy may consider alternatives that could have significant adverse tax consequences to LinnCo, which may materially reduce the value of LinnCo’s shares.

LINN Energy is exploring strategic alternatives to strengthen its balance sheet and maximize its value. LINN Energy may consider alternatives that could have significant adverse tax consequences to LinnCo, which may materially reduce the value of LinnCo’s shares. For example, LINN Energy may engage in additional transactions that result in significant CODI to LinnCo. As described above, any such CODI allocated to LinnCo with respect to LinnCo’s LINN Energy units may either cause LinnCo to reduce LinnCo’s tax attributes or to have a cash tax liability, potentially with no corresponding distribution of cash to fund the payment of any resulting tax liability to LinnCo. In addition, LINN Energy may engage in transactions that trigger LinnCo’s tax gain or loss with respect to the LINN Energy units that LinnCo owns. A transaction that triggers LinnCo’s gain may not be accompanied by any receipt of cash to fund the payment of the resulting tax liability to LinnCo. Any loss to LinnCo upon any such transaction may be permanently disallowed, which may increase LinnCo’s future tax liability.

LinnCo is subject to statutory tax audits of LinnCo’s income tax returns and LinnCo’s income tax liabilities could be substantially higher than LinnCo projects after such audits.

LinnCo and LINN Energy are subject to statutory tax audits pursuant to federal and state regulations, in particular for tax positions taken by Berry in prior fiscal years. After such audits, the tax authorities may disagree with and disallow certain tax positions that LinnCo and LINN Energy have inherited from Berry in the 2013 Berry acquisition. If LinnCo and LINN Energy are unable to prevail in an administrative or court proceeding to sustain some or all of the positions taken by Berry, LinnCo may be subject to substantial income tax liabilities and corresponding penalties and interest, which may be immediately due. Any adverse decision by the tax authorities or in an administrative or court proceeding may result in LinnCo’s need to reserve cash to fund any such potential or actual income tax liabilities.

Changes to current U.S. federal tax laws may affect LinnCo’s ability to take certain tax deductions.

Substantive changes to the existing U.S. federal income tax laws have been proposed that, if adopted, would affect, among other things, LinnCo’s ability to take certain deductions related to LINN Energy’s operations, including deductions for intangible drilling costs and deductions for costs associated with U.S. production activities. LinnCo is unable to predict whether any changes, or other proposals to such laws, ultimately will be enacted. Any such changes could negatively impact the value of an investment in LinnCo’s shares.

Upon a Terminal Transaction, LinnCo may be entitled to a smaller distribution per LINN Energy unit LinnCo owns than other LINN Energy unitholders, and LinnCo may incur substantial corporate income tax liabilities in the transaction or upon the distribution of the proceeds from the transaction to you, in which case the net proceeds you receive from LinnCo per share may be substantially lower than the net proceeds per unit received by a direct LINN Energy unitholder.

Upon a Terminal Transaction, LINN Energy unitholders will receive distributions in accordance with the positive balances in their respective capital accounts related to their units. LinnCo’s capital account related to the LINN Energy units that LinnCo owns may be lower than the capital accounts of other LINN Energy unitholders. Therefore, LinnCo could be entitled upon a dissolution of LINN Energy to a smaller distribution per LINN Energy unit LinnCo owns than other LINN Energy unitholders, unless adjustments are made to LinnCo’s capital accounts related to the LINN Energy units that LinnCo owns.

Each time LINN Energy issues or redeems units, it is required to adjust the capital accounts in all outstanding LINN Energy units upward to the extent of the “unrealized gains” in LINN Energy’s assets or downward to the extent of the “unrealized losses” in LINN Energy’s assets immediately prior to such issuance or redemption. In general, the difference between the fair market value of each such asset and its adjusted tax basis equals the unrealized gain (if the fair market value exceeds the adjusted tax basis) or the unrealized loss (if the adjusted tax basis exceeds the fair market value). Unrealized gains and losses generally are allocated among the LINN Energy unitholders in the same manner as other items of LINN Energy income, gain, deduction or loss.

The LINN Energy Board, however, is authorized to make disproportionate allocations of income and deductions, including allocations of unrealized gains and losses, to the extent necessary to cause the capital accounts of all LINN Energy units to be the same. LinnCo anticipates that there will be sufficient unrealized gains or losses in connection with future issuances or redemptions of LINN Energy units in order for LINN Energy to allocate to LinnCo sufficient unrealized gains, or to allocate sufficient unrealized losses to other holders of LINN Energy units, to cause the capital accounts related to the LINN Energy units that LinnCo owns to be the same as the capital accounts of all other LINN Energy units and result in LinnCo being entitled upon the dissolution of LINN Energy to the same distribution per LINN Energy unit LinnCo owns as other LINN Energy unitholders. However, there can be no assurance that such adjustments will occur or that any adjustments that do occur will be sufficient to eliminate the difference between LinnCo’s capital account related to the LINN Energy units that LinnCo owns and the capital accounts of other LINN Energy unitholders related to their LINN Energy units.

LinnCo is classified as a corporation for U.S. federal income tax purposes and, in most states in which LINN Energy does business, for state income tax purposes. Upon a Terminal Transaction, LinnCo will be required to liquidate and distribute the net after-tax proceeds from the transaction to you. LinnCo may incur substantial corporate income tax liabilities upon such a transaction or upon LinnCo’s distribution to you of the proceeds from the transaction. The tax liability LinnCo incurs will depend in part upon the amount by which the value of the LINN Energy units LinnCo owns exceeds LinnCo’s tax basis in the units. As a result, LinnCo may incur substantial income tax liabilities upon such a transaction even if LINN Energy units decrease in value after LinnCo purchases them. The amount of cash or other property available for distribution to you upon LinnCo’s liquidation will be reduced by the amount of any such income taxes paid by LinnCo.

As a result of these factors, upon a Terminal Transaction, the net proceeds you receive from LinnCo per share may be substantially lower than the net proceeds per unit received by a direct LINN Energy unitholder.

Your tax gain on the disposition of LinnCo’s shares could be more than expected, or your tax loss on the disposition of LinnCo’s shares could be less than expected.

If you sell your shares, or you receive a liquidating distribution from LinnCo, you will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and your tax basis in those shares. Because distributions in excess of your allocable share of LinnCo’s earnings and profits decrease your tax basis in your shares, the amount, if any, of such prior excess distributions with respect to the shares you sell or dispose of will, in effect, become taxable gain to you if you sell such shares at a price greater than your tax basis in those shares, even if the price you receive is less than your original cost.

If you are a U.S. holder of LinnCo’s shares, the IRS Forms 1099-DIV that you receive from your broker may over-report your dividend income, if any, with respect to LinnCo shares for U.S. federal income tax purposes, and failure to over-report your dividend income in a manner consistent with the IRS Forms 1099-DIV that you receive from your broker may cause the IRS to assert audit adjustments to your U.S. federal income tax return. If you are a non-U.S. holder of LinnCo’s shares, your broker or other withholding agent may over-withhold taxes from dividends paid to you, if any, in which case you would have to file a U.S. tax return if you wanted to claim a refund of the over-withheld tax.

Dividends LinnCo pays with respect to its shares, if any, will constitute “dividends” for U.S. federal income tax purposes only to the extent of LinnCo’s current and accumulated earnings and profits. Dividends LinnCo pays in excess of its earnings and profits will not be treated as “dividends” for U.S. federal income tax purposes; instead, they will be treated first as a tax-free return of capital to the extent of your tax basis in your shares and then as capital gain realized on the sale or exchange of such shares. LinnCo may be unable to timely determine the portion of its distributions that is a “dividend” for U.S. federal income tax purposes.

If you are a U.S. holder of its shares, LinnCo may be unable to persuade brokers to prepare the IRS Forms 1099-DIV that they send to you in a manner that is consistent with its determination of the amount that constitutes a “dividend” to you for U.S. federal income tax purposes or you may receive a corrected IRS Form 1099-DIV (and you may therefore need to file an amended federal, state or local income tax return). LinnCo will attempt to timely notify you of available information to assist you with your income tax reporting (such as posting the correct information on LinnCo’s web site). However, the information that LinnCo provides to you may be inconsistent with the amounts reported to you by your broker on IRS Form 1099-DIV, and the IRS may disagree with any such information and may make audit adjustments to your tax return.

If you are a non-U.S. holder of LinnCo’s shares, “dividends” for U.S. federal income tax purposes will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividends are effectively connected with your conduct of U.S. trade or business. Because LinnCo may be unable to timely determine the portion of LinnCo’s distributions that is a “dividend” for U.S. federal income tax purposes or LinnCo may be unable to persuade your broker or withholding agent to withhold taxes from distributions in a manner consistent with LinnCo’s determination of the amount that constitutes a “dividend” for such purposes, your broker or other withholding agent may over-withhold taxes from distributions paid to you. In such a case, you would have to file a U.S. tax return to claim a refund of the over-withheld tax.

LINN Energy’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as it not being subject to a material amount of additional entity level taxation by individual states. If the IRS were to treat LINN Energy as a corporation for federal income tax purposes or it was to otherwise become subject to material additional entity level taxation for federal or state tax purposes, the value of LINN Energy units would be reduced and, as a result, the value of LinnCo’s shares would be reduced.

The anticipated after-tax economic benefit of an investment in LINN Energy units depends largely on it being treated as a partnership for federal income tax purposes. LINN Energy has not requested a ruling from the IRS on this or any other tax matter that affects it.

Because LINN Energy’s units are publicly traded, Section 7704 of the Internal Revenue Code requires that LINN Energy derive at least 90% of its gross income each year from the marketing of oil and natural gas, or from certain other specified activities, in order to be treated as a partnership for U.S. federal income tax purposes. LinnCo believes that LINN Energy has satisfied this requirement and will continue to do so in the future, so LinnCo believes LINN Energy is and will be treated as a partnership for U.S. federal income tax purposes.

If LINN Energy were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rates, currently at a maximum rate of 35%. Distributions, if any, would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to unitholders. Because a tax may be imposed on LINN Energy as a corporation, its cash available to pay distributions to its unitholders, if and when resumed, could be reduced. Further, the value of LINN Energy units would be reduced and, as a result, the value of LinnCo’s shares would be reduced. In addition, if LINN Energy were treated as a corporation for U.S. federal income tax purposes, that would constitute a Terminal Transaction.

Current law or LINN Energy’s business may change and cause it to be treated as a corporation for federal income tax purposes or otherwise subject it to entity level taxation. Any modification to current law or interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the requirements for partnership status, affect or cause LINN Energy to change its business activities, change the character or treatment of portions of its income and adversely affect LinnCo’s investment in its units.

In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, LINN Energy may be required to pay Texas franchise tax on its total revenue apportioned to Texas at a maximum effective rate of approximately 0.5%. Imposition of a similar entity-level tax on LINN Energy’s income or receipts by any other state would reduce the amount of cash available to service debt or to pay distributions to its unitholders, if and when resumed. Further, the value of LINN Energy units would be reduced and, as a result, the value of LinnCo’s shares would be reduced.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The reference to a “Note” herein refers to the accompanying Notes to Financial Statements contained in “LinnCo Financial Statements.”

General

LinnCo is a Delaware limited liability company formed on April 30, 2012, under the Delaware Limited Liability Company Act, that has elected to be treated as a corporation for U.S. federal income tax purposes. LINN Energy, an independent oil and natural gas company that trades on the NASDAQ under the symbol “LINE,” owns LinnCo’s sole voting share.

Business

At no time after LinnCo’s formation and prior to the initial public offering (“IPO”) did LinnCo have any operations or own any interest in LINN Energy. After the IPO, LinnCo’s initial sole purpose was to own LINN Energy units. In connection with the acquisition of Berry (see Note 2), LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of December 31, 2015, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy.

Berry Acquisition

On December 16, 2013, LinnCo completed the transactions contemplated by the merger agreement between LinnCo, LINN Energy and Berry under which LinnCo acquired all of the outstanding common shares of Berry and the contribution agreement between LinnCo and LINN Energy under which LinnCo transferred Berry to LINN Energy in exchange for LINN Energy units. Under the merger agreement, as amended, Berry’s shareholders received 1.68 LinnCo shares for each Berry common share they owned, totaling 93,756,674 LinnCo shares valued at approximately $2.7 billion. Under the contribution agreement, LinnCo transferred Berry to LINN Energy after which Berry became an indirect wholly owned subsidiary of LINN Energy. As consideration for the transfer of Berry to LINN Energy, LinnCo acquired 93,756,674 newly issued LINN Energy units, valued at approximately $2.8 billion and equal to the number of LinnCo shares issued as consideration for Berry.

Recent Developments

Going Concern Uncertainty

As of December 31, 2015, LinnCo had income taxes payable of approximately $30 million and cash of approximately $11 million. LinnCo’s only significant asset is its interest in LINN Energy units and LinnCo’s cash flow, which was historically used to pay dividends to LinnCo’s shareholders, is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. In October 2015, LINN Energy suspended the payment of its distribution. Accordingly, the uncertainty associated with LinnCo’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The report of LinnCo’s independent registered public accounting firm that accompanied its audited financial statements in the LINN Energy Annual Report contained an explanatory paragraph regarding the substantial doubt about LinnCo’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty.

LinnCo estimates that the income taxes will become due later in 2016, but cannot be certain of the exact timing of payment, or of the final amount that will ultimately be owed. If the income taxes owed are greater than the cash on hand at such time, the payment will require some form of liquidity to satisfy it. As of March 15, 2016, LINN Energy had not agreed to provide any cash contribution to LinnCo.

In addition, LINN Energy does not expect to remain in compliance with all of the restrictive covenants contained in its credit facilities throughout 2016 unless those requirements are waived or amended. As a result of this and other factors, the uncertainty associated with LINN Energy’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. LINN Energy’s auditors’ opinion issued in connection with its consolidated financial statements also includes a going concern explanation. If lenders, and subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. If LINN Energy is unable to reach an agreement with its creditors prior to any accelerations, it could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code, and as a result, may result in LinnCo immediately filing for protection under Chapter 11 of the U.S. Bankruptcy Code.

LINN Energy is currently in discussions with various stakeholders and is pursuing or considering a number of actions, but there can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed.

Reduction and Suspension of Dividend

In October 2015, LINN Energy suspended the payment of its distribution. Since LinnCo pays its dividend from the receipt of cash distributions from LINN Energy, LinnCo will not pay a dividend while LINN Energy’s distributions are suspended.

In January 2015, LINN Energy reduced its distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. Monthly distributions were paid by LINN Energy through September 2015. LinnCo also reduced its dividend to $1.25 per share in January 2015, and paid a monthly dividend through September 2015.

Results of Operations

Equity Loss from Investment in Linn Energy, LLC

LinnCo uses the equity method of accounting for its investment in LINN Energy. LinnCo’s equity loss consists of its share of LINN Energy’s losses attributed to the units LinnCo owns, the amortization of the difference between LinnCo’s investment in LINN Energy and LINN Energy’s underlying net assets attributable to certain assets and liabilities, and impairments of its investment in LINN Energy. As a result of LINN Energy completing a public offering of some of its units in May 2015, LinnCo’s ownership of LINN Energy’s outstanding units decreased from approximately 39% to approximately 37%. As a result of acquiring additional LINN Energy units in exchange for the transfer of Berry in December 2013, LinnCo’s ownership of LINN Energy’s outstanding units increased from approximately 15% to approximately 39% (see Berry Acquisition above). The percentage ownership in LINN Energy could continue to change if LinnCo acquires additional units or if LINN Energy issues or repurchases additional units.

Impairment testing on LinnCo’s investment in LINN Energy is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of the investment that is other than temporary. At September 30, 2015, and December 31, 2014, declines in the quoted market price of LINN Energy units, when considering the reduction and later suspension of LINN Energy’s distribution and continued low commodity prices, were determined by LinnCo to be other than temporary. Accordingly, LinnCo reduced the carrying value of its investment to fair value by recording a charge in excess of what would otherwise be recognized by the application of the equity method. The carrying value was reduced to fair value using LINN Energy’s quoted market price of $2.69 per unit and $10.13 per unit at September 30, 2015, and December 31, 2014, respectively, which is characteristic of a Level 1 fair value measurement. Impairment charges of approximately $326 million and $2.2 billion are included in “equity loss from investment in Linn Energy, LLC” on the statements of operations for the years ended December 31, 2015, and December 31, 2014, respectively. No impairment had occurred with respect to LinnCo’s investment in LINN Energy for the year ended December 31, 2013.

Primarily as a result of cumulative losses recognized by LinnCo, its investment in LINN Energy was reduced to zero as of December 31, 2015, at which time LinnCo discontinued applying the equity method. The amount of excess losses incurred was approximately $490 million as of December 31, 2015.

Following are summarized statements of operations information for LINN Energy. Additional information on LINN Energy’s results of operations and financial position are contained in “Annex B—Information Concerning Linn Energy, LLC.”

Summarized Linn Energy, LLC Statements of Operations Information

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Revenues and other	$2,883,334	$4,983,303	$2,331,655
Expenses	(7,805,186)	(4,826,624)	(2,590,273)
Other income and (expenses)	155,580	(604,051)	(434,918)
Income tax (expense) benefit	6,461	(4,437)	2,199

Net loss	$(4,759,811)	$(451,809)	$(691,337)

General and Administrative Expenses

LinnCo’s general and administrative expenses are associated with managing the business and affairs of LinnCo and include services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. For the year ended December 31, 2015, LinnCo incurred total general and administrative expenses of approximately $3 million, including approximately $2 million related to services provided by LINN Energy. All expenses incurred during the year had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2015.

For the year ended December 31, 2014, LinnCo incurred total general and administrative expenses of approximately $3 million, including approximately $2 million related to services provided by LINN Energy. All expenses incurred during the year had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2014. In addition, during the year ended December 31, 2014, LINN Energy paid approximately $11 million on LinnCo’s behalf for general and administrative expenses incurred by LinnCo in 2013.

For the year ended December 31, 2013, LinnCo incurred total general and administrative expenses of approximately $42 million, including approximately $40 million of transaction costs related to the Berry acquisition (see Note 2), of which approximately $9 million related to noncash share-based compensation expense, and approximately $2 million related to services provided by LINN Energy. Approximately $22 million of expenses had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2013.

Because all general and administrative expenses are actually paid by LINN Energy on LinnCo’s behalf, no cash is disbursed by LinnCo for these expenses.

Gain (Loss) on Transfer of Berry

The gain on transfer of Berry for the year ended December 31, 2014, reflects acquisition accounting adjustments to the fair value of the assets acquired and liabilities assumed from Berry that were subsequently transferred to LINN Energy. The loss on transfer of Berry for the year ended December 31, 2013, is primarily due to deferred income taxes assumed by LinnCo in the Berry acquisition that were not transferred to LINN Energy and reflects the difference between the fair value of the assets acquired and liabilities assumed from

Berry and the fair value of the LINN Energy units received in connection with the transfer. Components of the gain (loss) are as follows (in millions):

	Year Ended December 31,
	2014	2013
Deferred income taxes, net	$14	$(835)
Consideration difference between LinnCo and LINN Energy	—	113
Other taxes	—	4

	$14	$(718)

The loss due to deferred income taxes assumed by LinnCo in the Berry acquisition for the year ended December 31, 2013, was partially offset by a gain related to the difference between the value of consideration exchanged between LinnCo and Berry and LINN Energy and LinnCo. LINN Energy’s unit price of $29.47 per unit exceeded LinnCo’s share price of $28.36 per share on the date of acquisition and both companies issued an equal number of shares or units in the acquisition and subsequent transfer. The loss for the year ended December 31, 2013, was also partially offset by a gain of approximately $4 million which consisted of an income taxes receivable of approximately $13 million and an income taxes liability of approximately $9 million assumed by LinnCo in the Berry acquisition but not transferred to LINN Energy.

Income Tax Benefit

The income tax benefits of approximately $11 million, $735 million and $92 million for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively, are based on LinnCo’s losses, primarily associated with the equity losses from its investment in LINN Energy. During 2015, the tax benefit was offset by a valuation allowance. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward and carryback periods are reduced. These estimates of future taxable income are significantly affected by changes in commodity prices, the timing and amount of future production and future operating and capital costs.

Liquidity and Capital Resources

LinnCo’s authorized capital structure consists of two classes of interests: (1) shares with limited voting rights, which were issued in the IPO and in connection with the Berry acquisition and (2) voting shares, 100% of which are held by LINN Energy. At December 31, 2015, LinnCo’s issued capitalization consisted of approximately $3.9 billion in LinnCo shares and $1,000 contributed by LINN Energy in connection with LinnCo’s formation and in exchange for its voting share. Additional classes of equity interests may be created upon approval by the LinnCo Board and the holders of a majority of the outstanding shares and voting shares, voting as separate classes.

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any financial, legal, accounting, tax advisory, financial advisory and engineering fees, and other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of LinnCo shares or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses, and registrar and transfer agent fees.

LinnCo expects neither to generate nor to require significant cash in its ongoing business. Any cash received from the sale of additional shares will be immediately used to purchase LINN Energy units. Accordingly, LinnCo does not anticipate any other sources or needs for additional liquidity, other than if LinnCo had a tax obligation. Such tax obligation would require some form of liquidity to satisfy it, including a cash contribution from LINN Energy, which LINN Energy is not required to provide.

As of December 31, 2015, LinnCo had income taxes payable of approximately $30 million and cash of approximately $11 million. LinnCo’s only significant asset is its interest in LINN Energy units and LinnCo’s cash flow, which was historically used to pay dividends to LinnCo’s shareholders, is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. In October 2015, LINN Energy suspended the payment of its distribution. Accordingly, the uncertainty associated with LinnCo’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The report of LinnCo’s independent registered public accounting firm that accompanied its audited financial statements in the LINN Energy Annual Report contained an explanatory paragraph regarding the substantial doubt about LinnCo’s ability to continue as a going concern.

LinnCo estimates that the income taxes will become due later in 2016, but cannot be certain of the exact timing of payment, or of the final amount that will ultimately be owed. If the income taxes owed are greater than the cash on hand at such time, the payment will require some form of liquidity to satisfy it. As of March 15, 2016, LINN Energy had not agreed to provide any cash contribution to LinnCo.

In addition, LINN Energy does not expect to remain in compliance with all of the restrictive covenants contained in its credit facilities throughout 2016 unless those requirements are waived or amended. As a result of this and other factors, the uncertainty associated with LINN Energy’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. LINN Energy’s auditors’ opinion issued in connection with its consolidated financial statements also includes a going concern explanation. If lenders, and subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. If LINN Energy is unable to reach an agreement with its creditors prior to any accelerations, it could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code, and as a result, may result in LinnCo immediately filing for protection under Chapter 11 of the U.S. Bankruptcy Code.

LINN Energy is currently in discussions with various stakeholders and is pursuing or considering a number of actions, but there can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed.

At-the-Market Offering Program

LinnCo’s Board has authorized the sale of up to $500 million of shares under an at-the-market offering program. Sales of shares, if any, will be made under an equity distribution agreement by means of ordinary brokers’ transactions, through the facilities of the NASDAQ, any other national securities exchange or facility thereof, a trading facility of a national securities association or an alternate trading system, to or through a market maker or directly on or through an electronic communication network, a “dark pool” or any similar market venue, at market prices, in block transactions, or as otherwise agreed with a sales agent. LinnCo expects to use the net proceeds from any sale of shares to purchase additional LINN Energy units. As of December 31, 2015, no shares had been sold under the program.

Distributions and Dividends

Within five business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income taxes liability, if any, as dividends to its shareholders. The following provides a summary of dividends paid by LinnCo during the year ended December 31, 2015:

Date Paid	Dividends Per Share	Total Dividends
	(in millions)
September 2015	$0.1042	$13
August 2015	$0.1042	$13
July 2015	$0.1042	$13
June 2015	$0.1042	$13
May 2015	$0.1042	$13
April 2015	$0.1042	$13
March 2015	$0.1042	$15
February 2015	$0.1042	$13
January 2015	$0.1042	$13

In October 2015, LINN Energy suspended the payment of its distribution. Since LinnCo pays its dividend from the receipt of cash distributions from LINN Energy, LinnCo will not pay a dividend while LINN Energy’s distributions are suspended.

Critical Accounting Policies and Estimates

The discussion and analysis of LinnCo’s financial condition and results of operations is based on the financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management of LinnCo to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses, and related disclosures of contingent assets and liabilities. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that are believed to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Actual results may differ from these estimates and assumptions used in the preparation of the financial statements.

Below are expanded discussions of LinnCo’s more significant accounting policies. See Note 1 for details about additional accounting policies and estimates made by LinnCo management.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note 1.

Accounting for Investment in Linn Energy, LLC

LinnCo uses the equity method of accounting for its investment in LINN Energy. LinnCo records its share of LINN Energy’s net income (loss) in the period in which it is earned. If LinnCo’s share of LINN Energy’s losses reduces its investment in LINN Energy to zero, LinnCo temporarily discontinues applying the equity method. At December 31, 2015, LinnCo owned approximately 37% of LINN Energy’s outstanding units. LinnCo’s ownership percentage could change if LinnCo acquires additional units or if LINN Energy issues or repurchases additional units. Changes in LinnCo’s ownership percentage affect its net income (loss).

At December 31, 2015, the carrying amount of LinnCo’s investment in LINN Energy was greater than LinnCo’s ownership interest in LINN Energy’s underlying net assets by approximately $85 million. The difference is attributable to proved and unproved oil and natural gas properties and senior notes, and is included in “investment in Linn Energy, LLC” on the balance sheets and amortized over the lives of the related assets and liabilities. Such amortization is included in the equity income (loss) from LinnCo’s investment in LINN Energy.

Income Taxes

LinnCo is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of LinnCo’s assets and liabilities for financial and tax reporting purposes. At December 31, 2015, and December 31, 2014, the majority of LinnCo’s temporary differences and associated deferred taxes result from its investment in LINN Energy.

LinnCo routinely assesses the realizability of the deferred tax assets by considering whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and records a valuation allowance against the deferred tax assets that will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. LinnCo considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making the assessment. LinnCo recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. For the year ended December 31, 2015, LinnCo’s established valuation allowances increased by approximately $433 million due to losses recorded in 2015 which generated additional deferred tax assets that are not expected to be realized. For the year ended December 31, 2014, LinnCo’s established valuation allowances increased by approximately $3 million due to acquisition accounting adjustments related to the 2013 Berry acquisition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of LinnCo’s business and operations is such that no activities or transactions are conducted or entered into by LinnCo that would require it to have a discussion under this section.

For a discussion of these matters as they pertain to LINN Energy, please read “Quantitative and Qualitative Disclosures About Market Risk” in Annex B of this prospectus/offer to exchange.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

LINNCO MANAGEMENT

LINN Energy owns LinnCo’s sole voting share and is entitled to elect the entire LinnCo Board.

All of LinnCo’s officers are also officers of LINN Energy. Four of the directors of LINN Energy serve on the LinnCo Board. As of the date of this Registration Statement, the LinnCo Board consists of Mark E. Ellis, Stephen J. Hadden, Terrence S. Jacobs, Michael C. Linn, Joseph P. McCoy and Linda M. Stephens. LinnCo’s common shareholders are able to indirectly vote on matters on which LINN Energy unitholders are entitled to vote. LinnCo’s shareholders are not entitled to vote to elect LinnCo’s directors. Under the NASDAQ’s listing rules, LinnCo is considered a “controlled company” such that the LinnCo Board is exempt from the requirement that it have a majority of independent directors meeting the NASDAQ’s independence standards. In addition, because it relies on the “controlled company” exemption, LinnCo does not have a compensation committee or a nominating and corporate governance committee. LinnCo is, however, required to have an audit committee of the board of directors composed entirely of independent directors. The LinnCo Board is composed of six directors, including four independent directors constituting the LinnCo Audit Committee.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of LinnCo are set forth below. Unless otherwise indicated below, the current business address of each director and officer is 600 Travis, Suite 5100, Houston, Texas 77002.

During the past five years, none of the directors and executive officers of LinnCo listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each such person listed below is a citizen of the United States of America.

The following table sets forth specific information for LinnCo’s directors and executive officers. All of LinnCo’s directors are elected annually by, and may be removed by, LINN Energy as the owner of LinnCo’s sole voting share.

Directors and Executive Officers of LinnCo

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Mark E. Ellis, 60	Chairman of the Board, President and Chief Executive Officer	Mark E. Ellis is the Chairman, President and Chief Executive Officer and has served in such capacity since LinnCo’s formation in April 2012. Mr. Ellis is also the Chairman, President and Chief Executive Officer of LINN Energy and has served in such capacity since December 2011. He previously served as President, Chief Executive Officer and Director of LINN Energy from January 2010 to December 2011 and from December 2007 to January 2010, Mr. Ellis served as President and Chief Operating Officer of LINN Energy. Mr. Ellis serves on the boards of the Independent Petroleum Association of America (the “IPAA”), American Exploration & Production Council, Houston Museum of Natural Science and The Center for the Performing Arts at The Woodlands. In addition, he holds a position as trustee on the Texas A&M University 12th Man Foundation Board of Trustees. Mr. Ellis is a member of the National Petroleum Council (the “NPC”) and the Society of Petroleum Engineers.

Stephen J. Hadden, 61	Director	Stephen J. Hadden was appointed to the LinnCo Board in December 2013. Mr. Hadden is an independent director. Mr. Hadden serves on LinnCo’s Audit Committee. Previously, Mr. Hadden was a director with Berry Petroleum Company from February 2011 until its acquisition by LINN Energy and served on its audit and corporate governance and nominating committees. Mr. Hadden was appointed to the board of directors and the compensation committee of the board of directors of FMSA Holdings Inc. and the advisory board of Tennenbaum Capital Partners in January 2015. Mr. Hadden has over 30 years of experience in the oil and gas industry, having served in various management roles for Texaco Inc. (now Chevron Corporation). More recently, Mr. Hadden was Executive Vice President of Worldwide Exploration and Production for Devon Energy Corporation from July 2004 until March 2009 and served on the following entities: the advisory board of the Society of Petroleum Engineers, the upstream committee of the American Petroleum Institute, the Allied Arts Board and the Oklahoma City Petroleum Club Board.

Terrence S. Jacobs, 73	Director	Terrence S. Jacobs was appointed to the LinnCo Board in May 2012. Mr. Jacobs is an independent director, is the LinnCo lead director, and serves on the LinnCo Audit Committee and the LinnCo Conflicts Committee. Prior to his resignation in February 2013, Mr. Jacobs served on the LINN Energy Board since January 2006. Since 1995, Mr. Jacobs has served as Chairman, President and CEO of Penneco Oil Company, which provides ongoing leasing, marketing, exploration and drilling operations for natural gas and crude oil in Pennsylvania, West Virginia, Illinois and Wyoming. Mr. Jacobs currently serves on the boards of directors of Penneco Oil Company and affiliates, CMS Mid-Atlantic, Inc., and the Pennsylvania Independent Oil and Gas Association. Mr. Jacobs served as President of the Independent Oil and Gas Association of Pennsylvania from

Name/Age	Title	Present Principal Occupation and Five-Year Employment History

1999 to 2001 and from 2003 to 2005 and has served as a director of the IPAA for the states of Delaware, Maryland, Pennsylvania and New York—West from 2000-2006. From 2006 to 2013, he was Chairman of the IPAA Tax Committee. He is a member of the NPC. Mr. Jacobs was licensed to practice as a Certified Public Accountant, in Pennsylvania, from 1968 to 2013.

Michael C. Linn, 64	Director	Michael C. Linn is LINN Energy’s founder and an independent director of LINN Energy and has served in that capacity since December 2011 and has been a director of LinnCo since April 2012. Prior to that, he was Executive Chairman of the LINN Energy Board since January 2010. He served as Chairman and Chief Executive Officer from December 2007 to January 2010; Chairman, President and Chief Executive Officer from June 2006 to December 2007; and President, Chief Executive Officer and Director of LINN Energy from March 2003 to June 2006. Following his retirement as an officer of LINN Energy, Mr. Linn formed MCL Ventures LLC (MCL Ventures), a private investment vehicle that focuses on purchasing oil and gas royalties as well as non-operated interests in oil and gas wells, subject to the non-competition provisions in his retirement agreement with LINN Energy, and is the President and CEO of MCL Ventures. Mr. Linn also serves on the board of directors of, and is chairman of the compensation committee for, Nabors Industries, Ltd, the board of directors for Black Stone Minerals Company, and the board of directors and chair of conflicts committee of Western Refining Logistics GP, LLC, and is senior advisor for Quantum Energy Partners, LLC. Mr. Linn was previously a lecturer at the C.T. Bauer College of Business at the University of Houston. Mr. Linn currently serves on: the NPC and the IPAA—past chairman and board member. He previously served on the following: Natural Gas Supply Association—director; National Gas Council—chairman and director; Independent Oil and Gas Associations of New York, Pennsylvania and West Virginia—chairman and president of each and is a past Texas Representative for the Legal and Regulatory Affairs Committee of the Interstate Oil and Gas Compact Commission. He was named the 2011 IPAA Chief Roughneck of the Year, inducted into the All American Wildcatters and received The Woodrow Wilson Award for Public Service in 2013 and 2015. Mr. Linn also serves on the following: Texas Children’s Hospital—president of the board of trustees, chairman of the Promise $475 Million Capital Campaign; M.D. Anderson—board of visitors and development committee; Houston Methodist Hospital—senior cabinet of the President’s Leadership Council; Museum of Fine Arts Houston—board of trustees, building and grounds committee, long-range planning committee and finance committee; Houston Police Foundation—board of directors; Villanova University—founding and honorary member of the Dean’s Advisory

Name/Age	Title	Present Principal Occupation and Five-Year Employment History

Counsel for College of Liberal Arts and Sciences; University of Houston—Board of Visitors; Houston Symphony—Governing Director on the Board of Trustees.

Joseph P. McCoy, 65	Director	Joseph P. McCoy was appointed to the LINN Energy Board in September 2007 and the LinnCo Board in April 2012. Mr. McCoy is an independent director and serves as Chairman of LINN Energy’s and LinnCo’s Audit Committees and is a member of LINN Energy’s Compensation and Nominating and Governance Committees. Mr. McCoy served as Senior Vice President and Chief Financial Officer of Burlington Resources Inc. (Burlington) from 2005 until 2006 and Vice President and Controller (Chief Accounting Officer) of Burlington from 2001 until 2005. Prior to joining Burlington, Mr. McCoy spent 27 years with Atlantic Richfield and affiliates in a variety of financial positions. Mr. McCoy joined the board of directors of Scientific Drilling International, Inc. during 2011. Mr. McCoy has served as a member of the board of directors of Global Geophysical Services, Inc. from 2011 to 2015 and Rancher Energy, Inc. and BPI Energy Corp. from 2007 to 2009. Since 2006, other than his service on the LinnCo Board, the LINN Energy Board and the other boards identified above, Mr. McCoy has been retired.

Linda M. Stephens, 67	Director	Linda M. Stephens was appointed to the LinnCo Board in February 2013. Ms. Stephens is an independent director and serves on LinnCo’s Audit Committee and Conflicts Committee. Ms. Stephens served on the LINN Energy Board for the month of February 2013. From August 1989 to April 2009, Ms. Stephens held various positions with Royal Bank of Canada/RBC Capital Markets culminating with her position as Managing Director, Head U.S. Energy, Corporate Banking. Since 2009, Ms. Stephens has been retired.

David B. Rottino, 49	Executive Vice President and Chief Financial Officer	David B. Rottino is the Executive Vice President and Chief Financial Officer of LinnCo and LINN Energy and has served in such capacity since August 2015. From January 2014 to August 2015, Mr. Rottino served as Executive Vice President and Chief Accounting Officer of LinnCo and Executive Vice President, Business Development and Chief Accounting Officer of LINN Energy. From LinnCo’s formation in April 2012 to January 2014, Mr. Rottino served as its Senior Vice President of Finance and Chief Accounting Officer. From July 2010 to January 2014, Mr. Rottino also served as Senior Vice President of Finance, Business Development and Chief Accounting Officer of LINN Energy and from June 2008 to July 2010, Mr. Rottino served as Senior Vice President and Chief Accounting Officer of LINN Energy.

Arden L. Walker, Jr., 56	Executive Vice President and Chief Operating Officer	Arden L. Walker, Jr. is the Executive Vice President and Chief Operating Officer and has served in such capacity since LinnCo’s formation in April 2012. Mr. Walker is also the Executive Vice President and Chief Operating Officer of LINN

Name/Age	Title	Present Principal Occupation and Five-Year Employment History

Energy and has served in such capacity since January 2011. From January 2010 to January 2011, he served as Senior Vice President and Chief Operating Officer of LINN Energy. Mr. Walker joined LINN Energy in February 2007 as Senior Vice President, Operations and Chief Engineer. Mr. Walker is a member of the Society of Petroleum Engineers and Independent Petroleum Association of America. He also serves on the boards of the Sam Houston Area Council of the Boy Scouts of America and Theatre Under The Stars.

Thomas E. Emmons, 47	Senior Vice President—Corporate Services	Thomas E. Emmons is the Senior Vice President—Corporate Services of LinnCo and LINN Energy and has served in such capacity since January 2014. He previously served as Vice President—Corporate Services of LINN Energy from September 2012 to January 2014 and from August 2008 to September 2012, Mr. Emmons served as Vice President, Human Resources and Environmental, Health and Safety of LINN Energy. He also serves on the Board of the Nehemiah Center in Houston.

Jamin B. McNeil, 50	Senior Vice President—Houston Division Operations	Jamin B. McNeil is the Senior Vice President—Houston Division Operations of LinnCo and LINN Energy and has served in such capacity since January 2014. He previously served as Vice President—Houston Division Operations of LINN Energy from June 2007 to January 2014. Mr. McNeil is a member of the Society of Petroleum Engineers.

Candice J. Wells, 41	Senior Vice President, General Counsel and Corporate Secretary	Candice J. Wells is the Senior Vice President, General Counsel and Corporate Secretary of LinnCo and LINN Energy and has served in such capacity since January 2016. From October 2013 to January 2016, Ms. Wells served as Vice President, General Counsel and Corporate Secretary of LinnCo and LINN Energy. From March 2013 to October 2013, Ms. Wells served as Vice President, acting General Counsel and Corporate Secretary of LinnCo and LINN Energy, and from LinnCo’s formation in April 2012 to March 2013, she served as its Vice President, Assistant General Counsel and Corporate Secretary. From September 2011 to March 2013, Ms. Wells also served as Vice President, Assistant General Counsel and Corporate Secretary of LINN Energy. Ms. Wells serves on the board of the Youth Development Center.

LINNCO CORPORATE GOVERNANCE

Director Independence

Under the NASDAQ’s listing rules, LinnCo is considered a “controlled company” such that the LinnCo Board is exempt from the requirement that it have a majority of independent directors meeting the NASDAQ’s independence standards. LinnCo is, however, required to have an audit committee of the board of directors composed entirely of independent directors. The LinnCo Audit Committee is currently comprised of four directors: Mr. McCoy (Chairman), Mr. Hadden, Mr. Jacobs and Ms. Stephens. Each member of the LinnCo Audit Committee is “independent” as defined by the NASDAQ listing standards and applicable SEC rules.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

LinnCo’s Executive Compensation

LinnCo’s executive officers are also executive officers of, and employed directly by, LINN Energy. LINN Energy makes compensation decisions for, and pays compensation directly to, such individuals, and they do not receive additional compensation from LinnCo. As such, LinnCo has not paid or accrued any obligations with respect to compensation or benefits for its executive officers or employees. LinnCo does not expect to pay any salaries, bonuses or equity awards to such executive officers or employees.

2015 Highlights and Executive Summary

Pay for performance is a fundamental tenet of LINN Energy’s compensation philosophy. LINN Energy believes that sustainable performance is what ultimately drives unitholder value and that designing a compensation plan that closely aligns the interests of Named Officers (defined below) and unitholders is critical. As a result, a substantial portion of LINN Energy’s Named Officers’ total compensation is tied to LINN Energy’s performance and delivered as incentive compensation, with a relatively small portion of the total delivered as fixed base salary. LINN Energy delivers incentive compensation through LINN Energy’s cash-based Employee Incentive Compensation Program (“EICP”) and LINN Energy’s equity-based Long Term Incentive Plan (“LTIP”), both of which are explained further in “—2015 Executive Compensation Components.”

The Compensation Committee of the LINN Energy Board (the “Committee”), with the assistance of LINN Energy’s management and the Committee’s independent consultant, oversees, approves and assesses the effectiveness of LINN Energy’s compensation program in relation to LINN Energy’s compensation philosophy and the market for executive talent. The table below describes each of the elements of LINN Energy’s 2015 executive compensation program and its link to LINN Energy’s compensation objectives.

Compensation Element	Attract and retain talented executives	Align with unitholder interests	Provide total compensation tied to individual performance	Provide performance- based compensation that is balanced between short and long-term results	Encourage long-term commitment; maintain forfeitable balances
Base Salary	✓		✓
Employee Incentive Compensation Program (EICP)	✓	✓		✓
Long Term Incentive Plan (LTIP)	✓	✓	✓	✓	✓
Benefits, Perquisites and other Compensation (including Severance and Change of Control Arrangements)	✓

As discussed in more detail below in “—LINN Energy’s Executive Compensation Program”, the Compensation Committee believes in setting challenging annual goals that focus LINN Energy’s Named Officers on the measures of company performance that create short and long-term value for LINN Energy unitholders.

2015 was a challenging year with LINN Energy performing well operationally but hindered by continued low commodity prices that kept unit prices at very low levels throughout the year. The following are highlights:

•	LINN Energy exceeded all quantitative performance targets in each of the four quarters of 2015;

•	LINN Energy demonstrated a continued commitment to a culture of cost reduction to improve its financial strength in a period of extreme commodity price uncertainty resulting in significant cost savings;

•	LINN Energy improved its liquidity position and balance sheet by reducing and later suspending its distribution that will save LINN Energy in excess of $400 million annually; and

•	LINN Energy consummated a series of debt repurchases and debt exchanges that reduced its overall debt balance by approximately $1.9 billion as of December 31, 2015.

The Committee’s primary compensation considerations for 2015 were as follows:

•	LINN Energy exceeded its operational goals for the year. These goals included actual production volumes, total cash costs (including lease operating expenses and general and administrative expenses), cash costs on a per mcfe basis, and cash flow per unit. These metrics and goals are discussed further in “—Performance Measures.”

•	Despite LINN Energy’s success in transforming its asset base through a variety of innovative strategies in 2014, LINN Energy had a negative total unitholder return in 2015 due primarily to an extended period of low commodity prices;

•	The Committee remained focused on continuing and enhancing its performance-oriented pay philosophy to reflect demonstrated performance in both EICP and LTIP awards, including grants of performance units in January 2015, as described below in “—2015 Executive Compensation Components”; and

•	The Committee approved EICP awards at 95% of target for 2015 for LINN Energy’s performance against LINN Energy’s quantitative goals and strategic pathways while accounting for current market conditions (a detailed explanation of the Committee’s method for determining this percentage is further discussed in “—Performance Measures”).

“Say on Pay” Vote

LINN Energy will have its next advisory vote on its executive compensation program at LINN Energy’s 2017 Annual Meeting of Unitholders.

Executive Compensation Overview

LINN Energy uses traditional compensation elements of base salary, annual cash incentives, long-term equity based incentives, and employee benefits to deliver competitive compensation. LINN Energy’s executive compensation programs are administered by an independent compensation committee, with assistance from an independent consultant. LINN Energy generally targets the median of LINN Energy’s peer group for total compensation, while providing the Named Officers with an opportunity to earn higher levels of incentive pay based on company performance. In 2015, Kolja Rockov resigned as Executive Vice President and Chief Financial Officer, and David Rottino was promoted to the role of Executive Vice President and Chief Financial Officer. LINN Energy’s “Named Officers” for 2015 discussed below are:

•	Mark E. Ellis, LINN Energy’s Chairman, President and Chief Executive Officer;

•	David B. Rottino, LINN Energy’s Executive Vice President and Chief Financial Officer (effective September 1, 2015);

•	Arden L. Walker, Jr., LINN Energy’s Executive Vice President and Chief Operating Officer;

•	Jamin B. McNeil, LINN Energy’s Senior Vice President – Houston Division Operations; and

•	Kolja Rockov, LINN Energy’s Executive Vice President and Chief Financial Officer (resigned effective August 31, 2015).

The sections below address the following topics:

•	the role of LINN Energy’s Compensation Committee in establishing executive compensation;

•	LINN Energy’s process for setting executive compensation;

•	LINN Energy’s compensation philosophy and policies regarding executive compensation; and

•	LINN Energy’s compensation decisions with respect to LINN Energy’s Named Officers.

The Compensation Committee

The Compensation Committee of LINN Energy’s Board has overall responsibility for the approval, evaluation and oversight of all LINN Energy’s compensation plans, policies and programs. The fundamental responsibilities of the Committee are to: (i) establish the goals, objectives and policies relevant to the compensation of LINN Energy’s senior management, and evaluate performance in light of those goals to determine compensation levels, (ii) approve and administer LINN Energy’s incentive compensation plans, (iii) set compensation levels and make awards under incentive compensation plans that are consistent with LINN Energy’s compensation principles and LINN Energy’s performance and (iv) review LINN Energy’s disclosure relating to compensation. The Committee also has responsibility for evaluating compensation paid to LINN Energy’s non-employee directors.

The Compensation Setting Process

Compensation Committee Meetings. LINN Energy’s Compensation Committee holds regular quarterly meetings each year, which coincide with LINN Energy’s quarterly Board meetings. It also holds additional meetings as required to carry out its duties. The Committee Chairman works with LINN Energy’s Corporate Secretary to establish each meeting agenda.

At the regular first quarter meeting, the Committee:

•	considers and approves changes in base salary and EICP targets for the upcoming year;

•	reviews actual results compared to the pre-established performance measures for the previous year to determine 1) annual cash incentive awards for LINN Energy’s executive officers under the EICP and 2) the score used to determine the company’s portion of EICP awards for its employees;

•	grants equity awards under LINN Energy’s LTIP based on past company performance and forward-looking retention and establishes performance metrics and the appropriate peer group for LINN Energy’s performance-based LTIP awards;

•	approves the performance measures under LINN Energy’s EICP for the upcoming year, which may include both quantitative financial and operational measures and qualitative performance measures intended to focus on and reward activities that create unitholder value;

•	evaluates the compensation paid to LINN Energy’s non-employee directors and, to the extent it deems appropriate, approves any adjustments; and

•	evaluates and reviews the summary results of the LINN Energy Board’s written evaluations of LINN Energy’s Chief Executive Officer, as well as the Chief Executive Officer’s self-evaluation.

The Committee receives updates periodically on LINN Energy’s progress toward the goals set at the beginning of the year. At a special meeting of the Committee held in October, the Committee reviews and discusses a compensation analysis prepared by its independent compensation consultant (please see “Role of Compensation Consultant” below) and begins discussions on compensation for the succeeding calendar year.

The Committee meets in an executive session to consider appropriate compensation for LINN Energy’s Chairman, President and Chief Executive Officer. With respect to compensation for all other Named Officers, the Committee generally meets with LINN Energy’s Chairman, President and Chief Executive Officer outside the presence of all LINN Energy’s other executive officers. When individual compensation decisions are not being considered, the Committee typically meets in the presence of LINN Energy’s Chairman, President and Chief Executive Officer, LINN Energy’s Senior Vice President of Corporate Services and LINN Energy’s General Counsel and Corporate Secretary. Depending upon the agenda for a particular meeting, the Committee may also invite other officers, LINN Energy’s compensation consultant and a representative of the Committee’s compensation consultant to participate in Committee meetings. The Committee also regularly meets in executive session without management to discuss other matters.

Role of Compensation Consultant. The Committee’s Charter grants the Committee the sole and direct authority to retain and terminate compensation advisors and to approve their fees. All such advisors report directly to the Compensation Committee, and all assignments are directed by the Committee Chairman. For 2015, the Committee engaged Meridian Compensation Partners, LLC (“Meridian”) to assist the Committee in assessing and determining competitive compensation packages for LINN Energy’s executive officers. Meridian did no other work for LINN Energy in 2015. Prior to Meridian providing any services in 2015, the Committee assessed the independence of Meridian pursuant to SEC rules and concluded that no conflict of interest exists that would prevent Meridian from independently representing the Committee.

In this capacity, Meridian, at the Committee’s request and under the direction of the Committee Chairman, provides input on LINN Energy’s compensation program and structure generally and makes recommendations on the program design. Meridian also assembled information regarding comparable executive positions among independent oil and natural gas companies. Meridian’s data for 2015 was based primarily on survey sources, and to a lesser extent on data compiled from the public filings of a peer group of various companies.

Compensation Benchmarking Peer Group. The chart below identifies the members of LINN Energy’s 2014 and 2016 compensation benchmarking peer groups. Selection of an appropriate peer group is challenging for LINN Energy due to its size and unique structure. While LINN Energy competes with other upstream master limited partnerships for investors, these companies are significantly smaller in size and are not necessarily appropriate as a peer for compensation purposes. The Committee instead focuses on similarly situated upstream oil and gas companies as LINN Energy’s indicative labor market for talent, thus as compensation benchmarking peers. In selecting companies within that industry sector the Committee considers each company’s market capitalization, enterprise value, asset size, asset mix and revenues to establish comparable scope. For 2015, due to the impact of commodity prices on the market value of LINN Energy and its peers and the state of flux in the industry, the Committee did not use peer market data to set target compensation but rather made decisions based on other factors. Late in 2015, as a result of the significant drop in LINN Energy’s market value, the Committee reevaluated the peer group recognizing that market capitalization is not the only indicator of size and complexity of LINN Energy. At the time of determination, LINN Energy exceeded the median in enterprise value, was in the top quartile in asset size and revenues, but was near the bottom in market capitalization of the new peer group.

Compensation Benchmarking Peer Group*	2014	2016
Antero Resources Corp		X
Cabot Oil & Gas Corporation	X	X
California Resources Corp		X
Cimarex Energy Co		X
Concho Resources Inc.	X	X
Continental Resources, Inc.	X	X
Denbury Resources Inc.	X	X
Devon Energy Corporation	X
Encana Corporation	X	X
Energen Corp		X
EOG Resources, Inc.	X
EP Energy Corp		X
EQT Corp		X
Gulfport Energy Corp		X
Marathon Oil Corporation	X
Murphy Oil Corp		X
Newfield Exploration Company	X	X
Noble Energy, Inc.	X
Pioneer Natural Resources Company	X
QEP Resources, Inc.	X	X
Range Resources Corporation	X	X
SM Energy Co		X
Southwestern Energy Company	X	X
Talisman Energy Inc.	X
Whiting Petroleum Corp		X

*	Benchmarking data was not used in 2015 due to industry conditions

The Committee uses a different peer group for purposes of evaluating LINN Energy’s relative total unitholder return under the performance–based portion of LINN Energy’s LTIP. See “—Long-Term Incentive Compensation” for a description of these peers.

LINN Energy also employs an individual as a consultant to support LINN Energy in managing its executive compensation process. LINN Energy’s consultant did not provide any other services to LINN Energy in 2015.

Role of Executive Officers. Except with respect to his own compensation, LINN Energy’s Chairman, President and Chief Executive Officer, with assistance from LINN Energy’s consultant, plays an important role in the Committee’s establishment of compensation levels for LINN Energy’s executive officers. The most significant aspects of his role in the process are:

•	evaluating performance;

•	recommending EICP award targets and quantitative and qualitative performance measures under LINN Energy’s EICP;

•	recommending base salary levels, actual EICP awards and LTIP awards; and

•	advising the Committee with respect to achievement of performance measures under the EICP.

LINN Energy’s Executive Compensation Program

Compensation Objectives. LINN Energy’s executive compensation program is intended to align executive officer interests with unitholder interests by motivating LINN Energy’s executive officers to achieve strong financial and operating results and ultimately grow LINN Energy’s business. LINN Energy aligns these interests primarily through LINN Energy’s EICP and LTIP programs. These programs achieve the following objectives:

•	attract and retain talented executive officers by providing total compensation levels competitive with that of executives holding comparable positions in similarly-situated organizations;

•	provide total compensation that is supported by individual performance;

•	provide a performance-based compensation component that balances rewards for short-term and long-term results and is tied to company performance; and

•	encourage the long-term commitment of LINN Energy’s executive officers to LINN Energy and to unitholders’ long-term interests.

Compensation Strategy. LINN Energy’s total direct compensation program serves to attract, motivate and retain executives who have the character, industry experience and professional accomplishments required to grow and develop the company. LINN Energy seeks to align executive compensation with unitholder interests by placing a significant portion of total direct compensation “at risk.”

“At risk” means the executive officer will not realize full value unless:

•	for EICP awards, performance goals are achieved, approximately 65% of which are directly tied to LINN Energy’s quantitative performance targets and 35% of which are associated with the achievement of LINN Energy’s strategic pathways;

•	for restricted unit awards under LINN Energy’s LTIP, LINN Energy maintains or increases LINN Energy’s unit price and reinstates LINN Energy’s per unit distribution; and

•	for performance unit awards under LINN Energy’s LTIP, LINN Energy achieves at least a specified ranking among LINN Energy’s performance peers in total unitholder returns.

LINN Energy’s executive compensation program consists of three principal elements: (i) base salary, (ii) cash incentive opportunities under the EICP based upon the achievement of specific company performance objectives, and (iii) unit-based awards under the LTIP, which provide long-term incentives that are intended to encourage the achievement of superior results over time and to align the interests of executive officers with those of LINN Energy’s unitholders.

To ensure that LINN Energy’s total compensation package is competitive, Meridian typically develops an assessment of industry compensation levels through both an analysis of survey data and information disclosed in compensation benchmarking peer companies’ public filings. While the Committee considers this data when assessing the reasonableness of LINN Energy’s executive officers’ total compensation, it also considers a number of other factors including:

•	historical compensation levels;

•	the specific role the executive plays within LINN Energy;

•	the individual performance of the executive; and

•	the relative compensation levels among LINN Energy’s executive officers.

There is no pre-established policy or target for the Committee’s allocation of total compensation between long-term compensation in the form of LTIP awards and short-term compensation in the form of base salary and EICP awards. The allocation is at the discretion of the Committee and generally is based upon an analysis of how LINN Energy’s peer companies use long-term and short-term compensation to compensate their executive officers. Each year the Committee reviews this peer company data when setting EICP targets and LTIP awards for that year but also considers other factors when granting LTIP awards, including company performance and the individual Named Officer’s performance.

2015 Executive Compensation Components

For 2015, the principal components of compensation for Named Officers were:

•	Short term compensation:

•	base salary

•	employee incentive compensation program

•	Long-term equity compensation in the form of restricted units and performance units

•	Other benefits

Short Term Compensation

Base Salary

LINN Energy provides Named Officers and other employees with a base salary to provide them with a reasonable base level of monthly income relative to their role and responsibilities. Each of LINN Energy’s Named Officers, other than Mr. McNeil, has an employment agreement that provides for a minimum level of base salary and upward adjustments at the discretion of the LINN Energy Board. For a summary of the material terms of the Named Officers’ employment agreements, please see “Narrative Disclosure to the 2015 Summary Compensation Table.”

Salary levels are typically considered annually as part of LINN Energy’s performance review process as well as upon a promotion or other change in job responsibilities. During its review of base salaries for executive officers, the Committee primarily considers:

•	survey and published peer data provided by the Committee’s independent compensation consultant;

•	internal review of the executive’s compensation, both individually and relative to other executive officers; and

•	recommendations by LINN Energy’s Chairman, President and Chief Executive Officer (on executives other than himself).

For 2015 and 2016, in connection with a company-wide cost cutting initiative resulting from the dramatic decline in commodity prices, the Committee determined not to raise annual base salary for any of LINN Energy’s

Named Officers. In connection with his promotion to Chief Financial Officer in September 2015, Mr. Rottino’s annual base salary was increased from $470,000 to $500,000. See the “2015 Summary Compensation Table” for more information.

Employee Incentive Compensation Program

EICP Award Targets

LINN Energy’s EICP is an annual cash incentive program which provides guidelines for the calculation of annual cash incentive based compensation. The EICP is intended to focus on and reward achievement of near term financial, operating and strategic priorities that LINN Energy believes drive long-term value for unitholders. The Committee reviews peer data and internal parity in setting EICP award targets and sets EICP award targets for each Named Officer as a percentage of base salary. Actual awards can range up to a maximum of 200% of target depending on LINN Energy and individual performance.

In 2015, no changes were made to EICP award targets for LINN Energy’s Named Officers, as follows:

Named Officer	% of Base Salary
Mark E. Ellis	115%
David B. Rottino	90%
Arden L. Walker, Jr.	90%
Jamin B. McNeil	75%
Kolja Rockov	90%

Performance Measures

In early 2015, the Committee established 1) targets for quantitative performance measures based on LINN Energy’s 2015 budget targets and budget ranges (other than unitholder return) and 2) qualitative strategic pathways designed to align with LINN Energy’s strategy and future vision for LINN Energy. To ensure the right level of focus on the quantitative performance measures, the Committee decided to weight the quantitative measures at 65% and the qualitative measures at 35% in the determination of the total EICP payout.

To provide the Committee the flexibility it needs to adjust for and react to macroeconomic events, such as dramatic changes in commodity prices or volatile capital markets, or to consider company performance not otherwise reflected in the pre-established performance measures, the Committee prefers not to rely on a purely formulaic approach based on pre-established thresholds resulting in automatic payouts. No payment level is guaranteed and the payment level can never exceed 200% of target. The Committee retains some discretion to determine awards as it thinks appropriate given all the circumstances at the time of award. See “Actual Results” below for the specific 2015 quantitative performance measures and budget targets and the qualitative strategic pathways. To determine the EICP payout levels for 2015, the Committee reviewed 1) LINN Energy’s performance on the quantitative performance measures described below, and 2) LINN Energy’s progress on and achievement of the qualitative strategic pathways. With the addition of performance units under the LTIP in 2014, the Committee determined not to use relative unit price performance in determining any awards under the EICP for 2015.

Quantitative Performance Measures

For 2015, 65% of each Named Officer’s EICP award opportunity was based on LINN Energy’s performance with respect to the following measures set at the beginning of 2015:

a)	Operations—measured by actual production volumes, total cash costs (including lease operating expenses and general and administrative expenses) and total cash costs on a per Mcfe basis, each as compared to LINN Energy’s 2015 budget, as revised; and

b)	Ability to Pay Distribution—measured by:

1.	LINN Energy’s cash flow per unit (defined below) compared to LINN Energy’s 2015 budget, as revised; and

2.	LINN Energy’s Distribution Coverage Ratio (defined below) as compared to LINN Energy’s 2015 budget, as revised.

For purposes of determining performance relative to executive compensation, LINN Energy defines cash flow per unit as LINN Energy’s net cash provided by operating activities plus certain discretionary adjustments considered by the LINN Energy Board divided by the number of LINN Energy units outstanding. LINN Energy defines Distribution Coverage Ratio as net cash provided by operating activities plus discretionary adjustments considered by the LINN Energy Board divided by total distributions to unitholders.

In setting the measures in January 2015, the Committee determined that the measures above should be weighted equally because the Committee believed that each was a factor important to LINN Energy’s overall performance and none should be given more importance or weight than the others. See “Actual Results” below for how the Committee actually considered the objectives.

Qualitative Strategic Pathways

The other 35% of the EICP award opportunity was based on LINN Energy’s achievement of or progress made on the following qualitative strategic pathways, which were recommended by management and reviewed by the Committee in January 2015:

a)	Operations Excellence;

b)	Integration and Data Management;

c)	Business Development;

d)	Corporate Culture; and

e)	Access to Capital/Optimizing Capital Structure.

Actual Results

Upon completion of the fiscal year, the Committee reviewed and assessed LINN Energy’s performance for each quantitative measure described above relative to LINN Energy’s original budget, and as revised throughout the year (other than unitholder return) and made a subjective determination with respect to LINN Energy’s achievement as compared to those metrics.

Results for 2015 were as follows:

	Revised Budget Target *	Revised Budget Range *	2015 Estimated Performance as of January 2016 (1)
Operations
Volumes (MMcfe/d)	1,142	1,056-1,228	1,188
Total Cash Costs (Lease Operating Expenses and General and Administrative Expenses) ($ in millions)	1,030	978-1,082	864
Cash Costs per Mcfe (Lease Operating Expenses and General and Administrative Expenses) ($/Mcfe)	2.47	2.28-2.66	2.00
Ability to Pay Distributions
Cash Flow/Unit	$2.82	$2.54-$3.10	$3.29
Distribution Coverage Ratio (2)

*	Budget targets and ranges were updated throughout the year.
(1)	The Committee based its decisions on estimates of 2015 performance available at the January 2016 Committee Meeting. Actual final results were released in LINN Energy’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 15, 2016.
(2)	No coverage ratio was calculated as a result of LINN Energy’s decision to suspend distributions as of October 2015.

In reviewing the quantitative measures, the Committee focused on:

Operations:

1)	LINN Energy exceeded its production volume target by approximately 4%;

2)	LINN Energy significantly reduced cash costs through focused cost cutting measures, vendor cost renegotiations and operational and design improvements; and

3)	LINN Energy optimized its oil and natural gas development program to live within cash flow while generating capital savings of approximately 14%.

Ability to Pay Distributions:

1)	LINN Energy exceeded its cash flow per unit target by approximately 17%; and

2)	LINN Energy suspended its distribution, so coverage ratio was not measured.

The Committee then reviewed LINN Energy’s performance relative to the qualitative strategic pathways and determined the following with respect to those objectives:

Objective	Outstanding Results

Operations Excellence

•    maintenance of a safe and environmentally sound operation.

•    meeting volume goals while focused on cost savings and base optimization efforts.

•    successful capital program execution.

✓

Integration and Data Management

•    improvements in the integration process, defining completion and executing that plan on the targeted acquisitions.

•    development of an information governance plan that includes the creation of a master data management system.

•    improvements in the quality of LINN Energy’s base operational data and development plan for continual data quality.

✓

Business Development

•    continued leadership in mergers and acquisitions in the current climate through creative ventures (e.g. “DrillCo” and “AcqCo”).

•    continued evaluation of LINN Energy’s assets for appropriate divestitures, like-kind exchanges, joint ventures and/or farm-outs to further develop LINN Energy’s assets.

•    continuous improvement of LINN Energy’s coordinated budgeting and strategic planning process.

✓

Corporate Culture

•    continued support of employees, ongoing operations and organizational growth while consistently focusing on LINN Energy’s values.

•    reinforcement of LINN Energy’s commitment to the communities LINN Energy operates in through charitable giving and active community participation.

✓

Access to Capital/Optimizing Capital Structure (Maintain Financial Strength and Flexibility)

•    ability to seek opportunities to manage LINN Energy’s liquidity position, reduce leverage and increase financial flexibility.

•    ability to manage free cash and maximize return on capital.

✓

LINN Energy exceeded its targets for cash flow, volumes and cash costs for the year and executed on all of LINN Energy’s Strategic Pathway goals. However, LINN Energy had to make some difficult decisions to preserve liquidity and better position the company for long term sustainability in a lower commodity price environment. Certain of these decisions, most notably the suspension of the distribution to unitholders, had a significant impact on relative unitholder return. For 2015, with the addition of the performance unit plan in 2014, LINN Energy eliminated the consideration of relative unitholder return under the EICP. As a result, in reviewing the results of the quantitative and qualitative measures with a focus on the above mentioned factors and considering the objectives of LINN Energy’s compensation program, the Committee determined that an overall score of 95% was appropriate.

Generally, the Committee believes that LINN Energy’s performance is a reflection of executive officer performance in total. The Committee may, however, apply discretion upward or downward to reflect individual performance. For 2015, the Committee did not make any differentiation in EICP awards due to individual performance; thus each Named Officer received 95% of his EICP award target as follows:

Named Officer	EICP Award
Mark E. Ellis	$983,250
David B. Rottino	$427,500
Arden L. Walker, Jr.	$427,500
Jamin B. McNeil	$267,188
Kolja Rockov	$0	*

*	Mr. Rockov terminated employment prior to the award of bonuses and therefore was not entitled to an award.

Long-Term Incentive Compensation

LINN Energy’s LTIP encourages participants to focus on LINN Energy’s long-term performance and provides an opportunity for executive officers and other employees to increase their stake in LINN Energy’s business through grants of LINN Energy’s units based on a three-year vesting period. Long-term incentive awards benefit LINN Energy by:

•	enhancing the link between the creation of unitholder value and long-term executive incentive compensation;

•	maintaining significant forfeitable equity stakes among executives thereby fostering retention; and

•	maintaining competitive levels of total compensation.

LTIP awards are typically made in January and have been intended primarily as forward-looking long-term incentives. In determining the size of the awards generally, the Committee typically uses peer data as a guide and targets the total value of each grant such that each Named Officer’s LTIP award, when combined with base salary and EICP award, would place the executives’ total direct compensation between the median and 75th percentile of similarly situated executives in LINN Energy’s compensation benchmarking peer group, depending on company performance; however, the Committee also considers LINN Energy’s performance in the prior year in determining the ultimate size of the award. The Committee always has discretion to award above the 75th percentile in years where it determines that exceptional performance is achieved and below the median of the peer group in years of poor performance or when economic conditions dictate.

In determining individual LTIP awards in January 2015, the Committee recognized the industry was in a state of flux as a result of commodity prices. The most recent industry data was related to 2014 grants and was not reflective of 2015 market conditions. Based on LINN Energy’s unit price and the availability of units in the LTIP Plan, the Committee elected to reduce the target award value for 2015 by 15% from 2014 award levels to Named Officers. The Committee granted 75% of its awards as restricted units and 25% as performance units. The Committee believes that granting restricted units and performance units results in a simple, straightforward LTIP program and closely aligns LINN Energy with how other exploration and production corporations and master limited partnerships are currently using long-term incentive awards. For example, due to the significant decline in LINN Energy’s unit price, LINN Energy’s Named Officers have endured the same decline in equity value as LINN Energy’s unitholders. Because LINN Energy’s Named Officers receive distributions on vested and unvested units at the same rate as all LINN Energy’s unitholders, they also have endured the loss of value with the suspension of distribution in 2015.

The following table shows the dollar value intended and actual units granted in 2015:

Named Officer	Grant Value*	Restricted Units Awarded	Performance Units Awarded (Target)
Mark E. Ellis	$5,525,000	369,980	123,330
David B. Rottino	$1,912,500	128,070	42,690
Arden L. Walker, Jr.	$1,912,500	128,070	42,690
Jamin B. McNeil	$722,500	48,385	16,130
Kolja Rockov	$1,912,500	128,070	42,690

*	The grant value determined by the Committee and the value reported in the “2015 Summary Compensation Table” and “2015 Grants of Plan Based Awards” vary slightly. The Committee uses an average price over a 20 day period to determine the number of units granted to each Named Officer and the amount shown in the tables is based on the actual price on the date of grant.

Restricted Unit Awards

For LINN Energy’s Named Officers, restricted units have the following terms:

•	awards vest in equal installments over three years;

•	for Named Officers with employment agreements, upon termination of employment (a) by LINN Energy other than for Cause or (b) by the officer with Good Reason (as those terms are defined below under the section titled “Potential Payments Upon Termination or Change of Control”), all restrictions lapse and immediately vest in full;

•	upon termination by reason of death or disability (as those terms are defined below under the section titled “Potential Payments Upon Termination or Change of Control”), all restrictions lapse and immediately vest in full;

•	upon a change of control (as defined in the LTIP), all restrictions lapse and immediately vest in full; and

•	participants, including Named Officers, receive distributions, if any, on all the units awarded (whether vested or unvested), with the units being retained in LINN Energy’s transfer agent’s custody and subject to restrictions on sale or transfer until vested. The Committee does not include amounts received from cash distributions in its calculations of total direct compensation for comparison to LINN Energy’s compensation benchmarking peer group.

Performance Unit Awards

The Committee began granting performance unit awards in 2014. Performance unit awards provide for a target number of phantom units that will pay out in either cash or units (typically determined by the Committee at the time of grant) after a predetermined period of time based on LINN Energy’s relative unitholder return against a performance peer group of comparably sized energy industry companies. The performance period for the 2015 grant runs from January 1, 2015 through December 31, 2017. At the end of the performance period, the number of phantom units that will be paid will increase or decrease by a multiplier, which is based on the relative total unitholder return of LINN Energy’s units relative to the returns of peer company equity. The ranking is determined by comparing the change in the trading price of LINN Energy’s units plus any distributions during such performance period against LINN Energy’s peers’ change in the trading price of their equity plus any distributions or dividends during the same performance period. If LINN Energy’s performance is not sufficient over these periods of time, then LINN Energy’s applicable Named Officers could lose the entire value of these awards.

The performance peer group for each grant is determined at the time of grant. Selecting an appropriate peer group is challenging because LINN Energy has no direct peers since 1) it is substantially larger than the other upstream master limited partnerships, 2) it is in a different line of business than other oil and gas related master limited partnerships and 3) its unit price can behave differently than the upstream C-Corp companies.

In January 2015, the Committee and management reviewed a peer group analysis provided by Meridian. The analysis indicated that LINN Energy units had stronger unitholder return correlations in the current environment with select upstream exploration and production C-Corp companies than it did with the 2014 performance peers, which largely represent the midstream transportation industry segment. As a result, the Committee approved a new performance peer group for the 2015-2017 performance period that included the larger upstream master limited partnerships, supplemented with other select publicly traded upstream C-Corp companies whose stock price most closely correlated with LINN Energy’s at the time. The following chart shows the companies that comprise the peer group that will be used to determine performance for the 2015 performance unit awards:

Upstream Master Limited Partnerships	Upstream E&P C-Corps
Breitburn Energy Partners LP	Chesapeake Energy Corp.
Eagle Rock Energy Partners LP	Denbury Resources Inc.
EV Energy Partners LP	Encana Corp
Legacy Reserves LP	EP Energy Corp.
Memorial Production Partners LP	Newfield Exploration Co.
Vanguard Natural Resources	QEP Resources Inc.
Whiting Petroleum Corp.

The table below describes the payout multipliers (as a percent of the awarded units) associated with LINN Energy’s unitholder return rank within the performance peer group.

Rank	Percentile Ranking	Multiplier
1	100th percentile	200%
2	92nd percentile	200%
3	85th percentile	187%
4	77th percentile	167%
5	69th percentile	148%
6	62nd percentile	129%
7	54th percentile	110%
8	46th percentile	90%
9	38th percentile	71%
10	31st percentile	52%
11	23rd percentile	33%
12-14	15th percentile or below	0%

Based on LINN Energy’s total unitholder return ranking below the 15th percentile of the performance peers through December 31, 2015, none of the 2015 awarded performance units are on track to vest at the end of the performance period.

For Named Officers, the 2015 performance awards have the following additional terms:

•	awards will be paid out in cash:

•	for Named Officers with employment agreements, upon termination of employment (a) by LINN Energy other than for Cause or (b) by the officer with Good Reason (as those terms are defined below under the section titled “Potential Payments Upon Termination or Change of Control”), the award vests at the end of the performance period at the performance level multiplier applicable on that date;

•

for other Named Officers (currently only Mr. McNeil), upon termination of employment by LINN Energy other than for Cause (as those terms are defined below under the section titled “Potential Payments Upon

Termination or Change of Control”), the Committee determines what portion, if any, of the award vests at the end of the performance period at the performance level multiplier applicable on that date (subject to adjustment at payout if restrictive covenant agreements are not met);

•	upon termination by reason of death or disability (as those terms are defined below under the section titled “Potential Payments Upon Termination or Change of Control”), the award immediately vests at the target level;

•	upon a change of control, the award vests on the change of control date with the multiplier determined as if the performance period ended on the change of control date instead of the originally scheduled date; and

•	performance unit recipients will not receive distributions on awarded units during the performance period. Recipients will instead receive additional performance units in an amount equal to the value of such cash distribution divided by the fair market value of a unit on the record date for such distribution and such increased amount of units shall be deemed the target performance units.

Prior Year Performance Unit Awards

In 2014, the Committee awarded performance units that vested 50% at year-end 2015 and 50% at year-end 2016. Based on LINN Energy’s performance through December 31, 2015, no units were earned by the Named Officers for the 2014—2015 performance period. In addition, based on company performance through December 31, 2015, the 2014—2016 performance units are also not on track to vest at the end of performance period.

Unit Option Awards

Options, when awarded, are awarded at the NASDAQ closing price of LINN Energy’s units on the date of the grant. The Committee has never granted options with an exercise price that is less than the closing price of LINN Energy’s units on the grant date, nor has it granted options which are priced on a date other than the grant date and it does not reprice options after issuance.

Typically, option terms include the following:

•	awards vest in equal installments over three years and have a ten-year option term;

•	for Named Officers with employment agreements, upon termination of employment (a) other than by LINN Energy for Cause or (b) by the grantee with Good Reason (as those terms are defined below under the section titled “—Payments Made Upon Termination or Change of Control”), the option grant automatically and immediately vests in full;

•	upon termination by reason of death or disability (as those terms are defined below under the section titled “Potential Payments Upon Termination or Change of Control”), the option grant automatically and immediately vests in full;

•	upon a change of control (as defined in the LTIP), the option grant automatically and immediately vests in full; and

•	prior to the exercise of a unit option, the holder has no rights as a unitholder with respect to the units subject to such unit option, including voting rights or the right to receive distributions.

Unit Ownership Guidelines

In 2015, due to continued low commodity prices and the resulting low unit price, the Committee suspended its minimum unit ownership guidelines for LINN Energy’s executive officers and non-employee directors.

Restrictions on Pledging and Derivative Transactions

Effective March 2015, the LINN Energy Board approved certain amendments to LINN Energy’s Policy on Trading in Securities which prohibit Named Officers and directors from pledging any Company securities as collateral for a loan. This policy also prohibits any kind of derivative transaction involving LINN Energy or LinnCo securities.

Other Benefits

Termination Arrangements and Change of Control Provisions

To attract and retain talented executives, the Committee currently provides change of control and/or severance benefits to LINN Energy’s Named Officers through either LINN Energy’s Change of Control Protection Plan (the “COC Plan”) or an individual employment agreement. In 2014, with the promotion of Mr. McNeil, the Committee ceased providing, to newly named officers, individual employment agreements and eliminated the tax gross-up benefit for excise tax an executive is subject to on severance benefits related to a change of control of LINN Energy. Currently, Mr. McNeil is covered under the COC Plan. The Committee elected to “grandfather” the existing employment agreements with Messrs. Ellis, Rockov, Walker and Rottino, including the tax gross-up benefit.

The employment agreements and COC Plan are designed to meet the following objectives:

•	Change of Control. In certain scenarios, a merger or acquisition of LINN Energy by another person, entity or group may be in the best interests of LINN Energy’s unitholders. LINN Energy provides severance compensation to the Named Officers if such officer’s employment terminates following a change of control transaction to promote the ability of the officer to act in the best interests of LINN Energy’s unitholders even though his or her employment could be terminated as a result of the transaction.

•	Termination without Cause. If LINN Energy terminates the employment of certain executive officers “without cause” as defined in their applicable employment agreement, LINN Energy is obligated to pay the officer certain compensation and other benefits as described in greater detail in “Potential Payments Upon Termination or Change of Control” below. LINN Energy believes these payments are appropriate because the terminated officer is generally bound by confidentiality obligations for five years, and non-solicitation and non-compete provisions for one year after termination. Both parties have mutually agreed to severance terms that would be in place prior to any termination event. This provides LINN Energy with more flexibility to make a change in senior management if such a change is in the best interests of LINN Energy and its unitholders.

The employment agreements and COC Plan are described in more detail elsewhere in this Registration Statement. Please read “Narrative Disclosure to the 2015 Summary Compensation Table.” In February 2016, the COC Plan was amended.

Perquisites

LINN Energy believes in a simple, straightforward compensation program and as such, Named Officers have not in the past been provided unique perquisites or other personal benefits. The Committee periodically reviews LINN Energy’s charitable contributions, the use of aircraft, vehicles and other potential perquisites that could result in personal benefits to LINN Energy’s Named Officers. Other than as described below, consistent with the Committee’s general strategy, no perquisites or other personal benefits exceeded $10,000 for any of LINN Energy’s Named Officers in 2015.

Private Aircraft

Other than LINN Energy’s Chairman, President and CEO, Named Officers and employees are discouraged from personal use of company leased aircraft. The Chairman, President and CEO elected not to utilize any hours of flight time on company paid private aircraft in 2015.

Tax Preparation

In an effort to provide for consistent personal income tax treatment among LINN Energy’s Named Officers, the Committee authorized reimbursement, in an amount up to $10,000 per year, for personal income tax preparation services for each of LINN Energy’s Named Officers.

Retirement Savings Plan

All employees, including LINN Energy’s Named Officers, may participate in LINN Energy’s Retirement Savings Plan, or 401(k) Plan. LINN Energy provides this plan to help LINN Energy’s employees save for retirement in a tax-efficient manner. Employees, including Named Officers, can contribute the maximum amount allowed by law. LINN Energy currently makes a matching contribution equal to 100% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. As contributions are made throughout the year, plan participants become fully vested in the amounts contributed.

Nondiscriminatory Health and Welfare Benefits

All eligible employees, including LINN Energy’s Named Officers, may participate in LINN Energy’s health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Tax and Accounting Implications

Code Section 162(m). Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1 million paid to the principal executive officer, the principal financial officer and the three additional most highly compensated executive officers of a company (other than the principal executive officer or the principal financial officer), as reported in that company’s most recent proxy statement. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. As part of its role, the Committee reviews and considers the deductibility of executive compensation; however, due to LINN Energy’s status as a publicly traded partnership for tax purposes rather than a publicly held corporation, LINN Energy believes that the provisions of Section 162(m) are not applicable to it.

Code Section 280G and Code Section 4999. LINN Energy considers the impact of Sections 280G and 4999 of the Code in determining LINN Energy’s post-termination compensation, and provide reimbursement for any excise tax, interest and penalties incurred if payments or benefits received due to a change of control would be subject to an excise tax under Section 4999 of the Code.

Code Section 409A. Section 409A of the Code provides that deferrals of compensation under a nonqualified deferred compensation plan or arrangement are to be included in an individual’s current gross income to the extent that such deferrals are not subject to a substantial risk of forfeiture and have not previously been included in the individual’s gross income, unless certain requirements are met. LINN Energy structures its executive officer employment agreements, COC Plan and incentive plans, each to the extent they are subject to Section 409A, to be in compliance with Section 409A.

Accounting for Unit-Based Compensation. LINN Energy recognizes expense for unit-based compensation over the requisite service period in an amount equal to the fair value of unit-based payments granted.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the LINN Energy Board that the Compensation Discussion and Analysis be included in this Registration Statement.

Submitted By:

Compensation Committee

Jeffrey C. Swoveland, Chair

David D. Dunlap

Stephen J. Hadden

Joseph P. McCoy

Notwithstanding anything to the contrary set forth in any of LINN Energy’s previous or future filings under the Securities Act of 1933 or the Exchange Act that might incorporate this Registration Statement or future filings with the SEC, in whole or in part, the preceding report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or incorporated by reference into any filing except to the extent the foregoing report is specifically incorporated by reference therein.

2015 SUMMARY COMPENSATION TABLE

The following table sets forth certain information with respect to the compensation paid for the fiscal years ended December 31, 2015, 2014 and 2013 to LINN Energy’s Chief Executive Officer, LINN Energy’s Chief Financial Officer and LINN Energy’s three other most highly compensated executive officers (collectively, the “Named Officers”):

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name & Principal Position	Year	Salary ($)	Bonus ($)	Unit Awards ($) (3)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($) (6)
Mark E. Ellis –	2015	900,000	—	5,002,163	—	983,250	25,900	6,911,313
Chairman, President and Chief Executive Officer	2014	900,000	—	7,586,711	—	1,191,000	397,308	10,075,019
	2013	850,000	—	5,245,218	—	807,500	375,300	7,278,018

David B. Rottino –	2015	500,000	—	1,731,506	—	427,500	25,900	2,684,906
Executive Vice President and Chief Financial Officer	2014	470,000	—	2,334,361	—	487,000	25,600	3,316,961
	2013	425,000	—	1,210,451	—	323,000	25,300	1,983,751

Arden L. Walker, Jr. –	2015	500,000	—	1,731,506	—	427,500	25,900	2,684,906
Executive Vice President and Chief Operating Officer	2014	500,000	—	2,451,056	—	518,000	25,600	3,494,656
	2013	475,000	—	2,017,398	—	406,000	25,300	2,923,698

Jamin B. McNeil –	2015	375,000	—	654,182	—	267,188	25,900	1,322,270
Senior Vice President – Houston Division Operations (1)	2014	375,000	—	922,551	—	324,000	25,600	1,647,151

Kolja Rockov –	2015	353,001	—	1,731,506	—	—	1,740,900	3,825,407
Former Executive Vice President and Chief Financial Officer (2)	2014	500,000	—	2,917,945	—	518,000	25,600	3,961,545
	2013	475,000	—	2,017,398	—	406,000	25,300	2,923,698

1	Mr. McNeil has been an employee of LINN Energy since June 2007. Mr. McNeil became classified as a Named Officer during 2014.
2	Effective August 31, 2015, Mr. Rockov left LINN Energy.
3	The amounts in columns (e) and (f) reflect the aggregate grant date fair value of awards granted under LINN Energy’s LTIP, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 5 to LINN Energy’s audited consolidated financial statements for the year ended December 31, 2015, included in LINN Energy’s Form 10-K for the year ended December 31, 2015. The value ultimately realized upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to this determined value. The values in the “Unit Awards” column represent the grant date fair values for both restricted unit and performance unit awards (assuming performance at target). The performance unit awards are subject to market conditions. For the 2015 cash-based performance unit awards, if the maximum level of performance is achieved, the grant date fair value will be approximately $6,252,730 for Mr. Ellis, $2,164,383 for Mr. Rottino, $2,164,383 for Mr. Walker, $817,740 for Mr. McNeil and $2,164,383 for Mr. Rockov. To date, no performance units have vested and no amounts have been paid to settle such awards.
4	The amounts in column (g) reflect the cash EICP awards approved by the Compensation Committee under LINN Energy’s EICP for performance in 2013, 2014 and 2015. The 2013 amounts were not actually paid until February 2014, the 2014 amounts were not actually paid until February 2015 and the 2015 amounts were not actually paid until January 2016.
5

For each Named Officer, the amount shown in column (h) reflects (1) matching contributions allocated by LINN Energy to each of LINN Energy’s Named Officers pursuant to the Retirement Savings Plan (which is more fully described under the heading “—Other Benefits”) and (2) $10,000 paid by LINN Energy for reimbursement of certain tax preparation expenses. Mr. Ellis’s 2014 and 2013 amounts also include approximately $371,708 and $350,000, respectively, paid by LINN Energy for personal usage of company-leased aircraft. Mr. Rockov’s 2015 amount also includes $1,715,000 in severance benefits paid by LINN Energy on October 1, 2015.
6	Distributions paid on issued, but unvested units pursuant to the equity awards are not included in the Summary Compensation Table because the fair value shown in column (e) reflects the value of distributions. Distributions, if any, are paid to LINN Energy’s Named Officers at the same rate as all unitholders. In January 2015, LINN Energy reduced its distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. Monthly distributions were paid by LINN Energy through September 2015. In October 2015, following the recommendation from management, the LINN Energy Board determined to suspend payment of LINN Energy’s distribution. Unvested performance units are not paid cash distributions. See “Executive Compensation and Other Information—Long-Term Incentive Compensation” for an explanation of how unvested performance units are impacted by distributions, if any.

Distributions paid to Named Officers on unvested restricted units in 2015, 2014 and 2013 are shown below.

Executive	2015 ($)	2014 ($)	2013 ($)
Mark E. Ellis	479,354	936,404	959,791
David B. Rottino	154,279	249,711	223,527
Arden A. Walker, Jr.	166,153	334,990	355,372
Jamin B. McNeil	65,748	132,290
Kolja Rockov	152,628	361,717	365,674

Narrative Disclosure to the 2015 Summary Compensation Table

Mark E. Ellis, Chairman, President and Chief Executive Officer.

LINN Energy entered into a First Amended and Restated Employment Agreement with Mr. Ellis, effective December 17, 2008, as amended effective January 1, 2010, that provides for an annual base salary not less than $600,000, subject to annual review and upward adjustment by the Compensation Committee. Mr. Ellis is entitled to receive incentive compensation payable at the discretion of the Compensation Committee. The Compensation Committee may set, in advance, an annual target bonus. Mr. Ellis is eligible for awards under the LTIP at the discretion of the Compensation Committee.

Mr. Ellis’s agreement contains certain confidentiality and non-compete obligations that restrict his ability to compete with LINN Energy’s business for up to one year following his termination, unless the termination is without Cause or for Good Reason and occurs within six months before or two years after a Change of Control (as defined in the agreement).

David B. Rottino, Executive Vice President and Chief Financial Officer.

LINN Energy entered into a Second Amended and Restated Employment Agreement with Mr. Rottino, effective December 17, 2008, that provides for an annual base salary of $235,000, subject to annual review and upward adjustment by the Compensation Committee. Other than the non-compete after termination obligation of Mr. Ellis’s employment agreement, the remaining terms governing Mr. Rottino’s compensation under the agreement are the same as Mr. Ellis’s employment agreement.

Arden L. Walker, Jr., Executive Vice President and Chief Operating Officer.

LINN Energy entered into a First Amended and Restated Employment Agreement with Mr. Walker, effective December 17, 2008, and as amended on April 26, 2011, that provides for an annual base salary of $415,000, subject to annual review and upward adjustment by the Compensation Committee. The remaining terms governing Mr. Walker’s compensation under the agreement are the same as Mr. Ellis’s employment agreement.

Jamin B. McNeil, Senior Vice President – Houston Division Operations.

The Compensation Committee has eliminated the use of employment contracts for newly hired or promoted executive officers. Mr. McNeil is thus employed by LINN Energy on an at-will basis and is only subject to LINN Energy’s COC Plan, dated as of April 25, 2009 and amended and restated as of February 2, 2016, which is applicable to all employees.

Kolja Rockov, Former Executive Vice President and Chief Financial Officer.

LINN Energy entered into a Third Amended and Restated Employment Agreement with Mr. Rockov, effective December 17, 2008, that provided for an annual base salary of not less than $285,000, subject to annual review and upward adjustment by the Compensation Committee. The remaining terms governing Mr. Rockov’s compensation under the agreement were the same as Mr. Ellis’s employment agreement.

In connection with Mr. Rockov’s separation, LINN Energy entered into a Separation Agreement on August 31, 2015 outlining Mr. Rockov’s severance benefits. See “—Potential Payments Upon Termination or Change of Control—Separation Agreement with Kolja Rockov” for a summary of the terms of Mr. Rockov’s Separation Agreement.

Please read “Quantification of Payments on Termination” for a summary of the compensation upon termination provisions of each Named Officer’s employment agreement or change of control arrangements.

2015 GRANTS OF PLAN BASED AWARDS

(a)	(b)	(c)	(d)		(e)	(f)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)	Estimated Future Payouts Under Equity Incentive Plan Awards (3)		All Other Unit Awards: Number of Units (#)	Grant Date Fair Value of Unit Awards (4)
Name	Grant Date (1)	Target ($)	Target (#)	Maximum (#)
Mark E. Ellis	1/26/2015	1,035,000	123,330	246,660	369,980	5,002,163
David B. Rottino	1/26/2015	423,000	42,690	85,380	128,070	1,731,506
Arden L. Walker, Jr.	1/26/2015	450,000	42,690	85,380	128,070	1,731,506
Jamin B. McNeil	1/26/2015	281,250	16,130	32,260	48,385	654,182
Kolja Rockov	1/26/2015	450,000	42,690	85,380	128,070	1,731,506

1	In each case, the grant date is the same as the date of committee approval.
2	In January 2015, the Compensation Committee set EICP targets for 2015 as a percentage of base salary. The Compensation Committee has discretion to adjust the actual award above or below the target, but in no event is the payment more than 200% of target. The amount shown represents the payout at target; the actual awards for 2015 (awarded on January 25, 2016) are shown in column (g) of the Summary Compensation Table. In connection with his promotion to Chief Financial Officer in September 2015, Mr. Rottino’s EICP target was increased to $450,000.
3	See “Executive Compensation and Other Information—Long-Term Incentive Compensation—Performance Unit Awards” for an explanation of how future payouts of performance units are structured.
4	The amounts shown in column (f) represent the grant date fair value for both restricted unit and performance unit awards (assuming performance at target), computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 5 to LINN Energy’s audited consolidated financial statements for the year ended December 31, 2015, included in LINN Energy’s Form 10-K for the year ended December 31, 2015.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2015

	Option Awards			Unit Awards
Name	Number of Units Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date (1)	Number of Units That Have Not Vested ($)	Market Value of Units That Have Not Vested ($) (2)
Mark E. Ellis (3)	50,000	32.18	12/18/2016
Mark E. Ellis (3)	50,000	23.61	12/18/2017
Mark E. Ellis (3)	125,000	21.70	1/29/2018
Mark E. Ellis (3)	135,765	15.95	2/4/2019
Mark E. Ellis (4)				59,328	76,533
Mark E. Ellis (5)				105,451	136,032
Mark E. Ellis (6)				369,980	477,274
David B. Rottino (3)	50,000	24.29	6/9/2018
David B. Rottino (3)	42,240	15.95	2/4/2019
David B. Rottino (4)				13,690	17,660
David B. Rottino (5)				32,446	41,855
David B. Rottino (6)				128,070	165,210
Arden L. Walker, Jr. (3)	50,000	33.00	2/5/2017
Arden L. Walker, Jr. (3)	45,850	21.70	1/29/2018
Arden L. Walker, Jr. (3)	57,700	15.95	2/4/2019
Arden L. Walker, Jr. (4)				22,818	29,435
Arden L. Walker, Jr. (5)				34,068	43,948
Arden L. Walker, Jr. (6)				128,070	165,210
Jamin B. McNeil (3)	15,000	34.20	6/19/2017
Jamin B. McNeil (3)	7,500	20.46	2/5/2018
Jamin B. McNeil (4)				6,321	8,154
Jamin B. McNeil (5)				18,386	23,718
Jamin B. McNeil (6)				48,385	62,417

1	Except as otherwise indicated, options expire ten years from date of grant.
2	Based on the closing sales price of LINN Energy’s units on December 31, 2015 of $1.29.
3	These unit options are fully vested as of the date of this Registration Statement.
4	These restricted unit awards vest in three equal installments on January 19, 2014, 2015 and 2016.
5	These restricted unit awards vest in three equal installments on January 23, 2015, 2016 and 2017.
6	These restricted unit awards vest in three equal installments on January 26, 2016, 2017 and 2018.

As there is no threshold performance level for the 2014 or 2015 performance unit awards, such awards are not included in the table above. To date, no performance units have vested and no amounts have been paid to settle such awards. See below for the target levels for the performance unit awards outstanding at December 31, 2015. Mr. McNeil had no performance-based awards in 2014.

Executive	2015 Performance Unit Awards	2014 Performance Unit Awards
Mark E. Ellis	123,330	52,726
David B. Rottino	42,690	16,223
Arden L. Walker, Jr.	42,690	17,034
Jamin B. McNeil	16,130	—
Kolja Rockov	42,690	20,279

2015 OPTION EXERCISES AND UNITS VESTED

	Option Awards		Unit Awards
(a)	(b)	(c)	(d)	(e)
Name	Number of Units Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Mark E. Ellis (2)	—	—	157,479	1,505,874
David B. Rottino (3)	—	—	40,817	390,093
Arden L. Walker, Jr. (4)	—	—	58,022	555,596
Jamin B. McNeil (5)	—	—	21,535	206,206
Kolja Rockov (6)	—	—	61,266	586,252

1	The value realized represents the total fair market value of the shares on unit vesting date reported as earned compensation during 2015.
2	Mr. Ellis vested and sold 49,199 units to satisfy statutory federal payroll tax withholding requirements.
3	Mr. Rottino vested and sold 11,169 units to satisfy statutory federal payroll tax withholding requirements.
4	Mr. Walker vested and sold 15,804 units to satisfy statutory federal payroll tax withholding requirements.
5	Mr. McNeil vested and sold 6,101 units to satisfy statutory federal payroll tax withholding requirements.
6	Mr. Rockov vested and sold 16,625 units to satisfy statutory federal payroll tax withholding requirements.

2012 Unit Option Awards

In June 2015, the Named Officers agreed to forfeit their unvested 2012 non-qualified unit options that were granted in October 2012 at $40.01 per unit related to the LinnCo offering. This action was strictly voluntary and the executives received no compensation related to the forfeiture. The units were returned to the LTIP pool for future issuance to employees other than Named Officers.

PENSION BENEFITS

LINN Energy does not provide pension benefits for LINN Energy’s Named Officers or other employees. Retirement benefits are provided through the Retirement Savings Plan, as discussed previously.

NON-QUALIFIED DEFERRED COMPENSATION

LINN Energy does not have a non-qualified deferred compensation plan. The Retirement Savings Plan is a 401(k) deferred compensation arrangement and a qualified plan under section 401(a) of the Internal Revenue Code (Code).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Payments Made Upon Termination For Any Reason

Under each of LINN Energy’s Named Officer’s employment agreement (other than Mr. McNeil who does not have an employment agreement), regardless of the manner in which his or her employment terminates, the executive will be entitled to receive amounts earned (but unpaid) during his term of employment. Such amounts include:

•	earned, but unpaid base salary;

•	unused vacation pay;

•	amounts contributed and vested through LINN Energy’s Retirement Savings Plan;

•	any other amounts that may be reimbursable by LINN Energy to the Named Officer under his or her employment agreement; and

•	any payments or benefits required to be made or provided under applicable law.

Payments Made Upon Termination Without Cause or for Good Reason

In addition to the payments described above, in the event of termination by LINN Energy other than for “Cause” or termination by the executive for “Good Reason” except in the event of a change of control, each Named Officer’s employment agreement (other than Mr. McNeil who does not have an employment agreement) provides for severance payments equal to two times the Named Officer’s highest base salary in effect at any time during the 36 months prior to the date of the termination. Each Named Officer will also receive his earned, but unpaid EICP awards determined as follows:

(i) If such Named Officer was employed for the entire previous year but was terminated prior to the Compensation Committee finally determining his or her EICP award for the preceding year, then such Named Officer will be deemed to have been awarded 100% of his target EICP award for that year; or

(ii) If such Named Officer was employed for the entire previous year and the Compensation Committee had already finally determined the EICP award for the preceding year by the date of termination, but it had not yet been paid, then such Named Officer will receive the actual amount of the EICP award; plus in either case an amount representing a pro-rata, deemed (assuming an award at 100% of his or her target) EICP award for the fiscal year in which the termination date occurs. LINN Energy will also pay its portion of COBRA continuation coverage, as well as pay certain costs of continuing medical coverage after the expiration of the maximum required period under COBRA. The footnotes to the table below describe each Named Officer’s specific severance payments (other than Mr. McNeil who does not have an employment agreement entitling him to severance payments under these circumstances).

In addition, in the event of termination by LINN Energy other than for “Cause” or termination by such Named Officer for “Good Reason,” all outstanding restricted unit and unit option awards will vest in full. Performance units continue to vest on the originally scheduled vesting date at the performance level multiplier applicable on that date.

LINN Energy will have “Cause” to terminate such Named Officer’s employment under their employment agreement by reason of any of the following: a) his or her conviction of, or plea of nolo contendere to, any felony or to any crime or offense causing substantial harm to LINN Energy (whether or not for personal gain) or involving acts of theft, fraud, embezzlement, moral turpitude or similar conduct; b) his or her repeated intoxication by alcohol or drugs during the performance of his or her duties; c) his or her willful and intentional misuse of any of LINN Energy’s funds; d) embezzlement by him or her; e) his or her willful and material misrepresentations or concealments on any written reports submitted to us; f) his or her willful and intentional material breach of his or her employment agreement; g) his or her willful and material failure to follow or comply with the reasonable and lawful written directives of the LINN Energy Board; or h) conduct constituting a material breach of LINN Energy’s then current (A) Code of Business Conduct and Ethics, and any other written policy referenced therein, or (B) the Code of Ethics for Chief Executive Officer and Senior Financial Officers, if applicable, provided that in each case such Named Officer knew or should have known such conduct to be a breach.

“Good Reason” will mean any of the following to which a Named Officer with an employment agreement will not consent in writing: (i) a reduction in his or her then current base salary; (ii) failure by LINN Energy to pay in full on a current basis (A) any of the compensation or benefits described in the Named Officer’s employment agreement (if applicable) that are due and owing, or (B) any amounts that are due and owing to such Named Officer under any long-term or short-term or other incentive compensation plans, agreements or awards; (iii) material breach of any provision of the Named Officer’s employment agreement (if applicable) by LINN Energy; (iv) any material reduction in such Named Officer’s title, authority or responsibilities; or (v) a relocation of such Named Officer’s primary place of employment to a location more than fifty (50) miles from LINN Energy’s current location in Houston, Texas.

If the Named Officer with an employment agreement is terminated for “Cause” or voluntarily terminates his or her employment without “Good Reason,” such Named Officer will receive only the amounts identified under “—Payments Made Upon Termination For Any Reason.”

Payments Made Upon Death or Disability

In the event of the death or Disability (as defined below) of a Named Officer (other than Mr. McNeil who does not have an employment agreement), he or she will receive amounts earned (but unpaid) during his term of employment as described above. In addition, upon the death or Disability of a Named Officer (other than Mr. McNeil), all outstanding restricted units and unit option awards will vest in full and performance units will immediately vest at the target level. “Disability” means the earlier of (a) written determination by a physician selected by LINN Energy and reasonably agreed to by such Named Officer that such Named Officer has been unable to perform substantially his or her usual and customary duties for a period of at least one hundred twenty (120) consecutive days or a non-consecutive period of one hundred eighty (180) days during any twelve-month period as a result of incapacity due to mental or physical illness or disease; and (b) “Disability” as such term is defined in LINN Energy’s applicable long-term disability insurance plan.

Payments Made Upon a Termination Following a Change of Control

LINN Energy’s LTIP and the employment agreements with each Named Officer (other than Mr. McNeil who does not have an employment agreement) provide certain benefits if his employment is terminated by LINN Energy without Cause (as defined above) or by the Named Officer for Good Reason (as defined above) during the period beginning six (6) months prior to a Change of Control and ending two (2) years following the Change of Control.

In addition to the earned benefits and amounts listed under the heading “—Payments Made Upon Termination For Any Reason,” the Named Officer (other than Mr. McNeil who does not have an employment agreement) will receive:

•	a lump sum severance payment that ranges from two to three times the sum of such Named Officer’s base salary at the highest rate in effect at any time during the thirty-six (36) month period immediately preceding the termination date, plus the highest EICP award that the Employee was paid in the thirty-six (36) months immediately preceding the Change of Control;

•	COBRA continuation coverage as described above upon a termination without “Cause” or for “Good Reason”;

•	his earned, but unpaid EICP award determined as described above upon a termination without “Cause” or for “Good Reason”;

•	an amount equal to the excise tax charged to such Named Officer as a result of the receipt of any change of control payments;

•	all restricted units and unit option awards held by such Named Officer will automatically vest and become exercisable; and

•	all performance units held by such by such Named Officer will automatically vest with the multiplier determined as if the vesting period ended on the date of the Change of Control instead of the originally scheduled date.

With respect to the definition of “Change of Control,” each of the Named Officers who have employment agreements is the same. “Change of Control” means the first to occur of:

1.	The acquisition by any individual, entity or group (within the meaning of Section 13(d) (3) or 14(d) (2) of the Exchange Act) (a Person) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty-five percent (35%) or more of either (A) the then-outstanding equity interests of LINN Energy (the Outstanding Linn Energy Equity) or (B) the combined voting power of the then-outstanding voting securities of LINN Energy entitled to vote generally in the election of directors (the Outstanding Linn Energy Voting Securities); provided, however, that, for purposes of this Section 1, the following acquisitions will not constitute a Change of Control: (1) any acquisition directly from LINN Energy, (2) any acquisition by LINN Energy, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by LINN Energy or any affiliated company, or (4) any acquisition by any corporation or other entity pursuant to a transaction that complies with Section (3)(A), Section (3)(B) or Section (3)(C) below;

2.	Any time at which individuals who, as of the date hereof, constitute the LINN Energy Board (the Incumbent Board) cease for any reason to constitute at least a majority of the LINN Energy Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by LINN Energy’s unitholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board;

3.

Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving LINN Energy or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of LINN Energy, or the acquisition of assets or equity interests of another entity by LINN Energy or any of its subsidiaries (each, a Business Combination), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Linn Energy Equity and the Outstanding Linn

Energy Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding equity interests and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation or other entity that, as a result of such transaction, owns LINN Energy or all or substantially all of LINN Energy’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Linn Energy Equity and the Outstanding Linn Energy Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of LINN Energy or such corporation or other entity resulting from such Business Combination) beneficially owns, directly or indirectly, thirty-five percent (35%) or more of, respectively, the then-outstanding equity interests of the corporation or other entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation or other entity, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation or equivalent body of any other entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the LINN Energy Board providing for such Business Combination; or

4.	Consummation of a complete liquidation or dissolution of LINN Energy.

Payments Made Upon a Termination Following a Change of Control—Jamin B. McNeil

As noted, Mr. McNeil does not have an employment agreement with LINN Energy. LINN Energy’s COC Plan, however, provides certain benefits if Mr. McNeil’s employment is terminated by LINN Energy other than for “Cause” as defined in the COC Plan (which is substantively the same as that term is defined under LINN Energy’s other Named Officers’ employment agreements), death or disability or by the Named Officer for “Good Reason” as defined in the COC Plan (which is substantively the same as that term is defined under LINN Energy’s other Named Officers’ employment agreements) during the period ending two (2) years following a “Change of Control” as defined in the COC Plan (which is substantively the same as that term is defined under LINN Energy’s other Named Officers’ employment agreements).

Mr. McNeil will receive:

•	a lump sum cash payment equal to 1.5 times his then current annual base salary plus 1.5 times his most recent EICP award immediately preceding the Change of Control;

•	payment of LINN Energy’s portion of COBRA continuation coverage for 18 months; and

•	six months of outplacement services;

Additionally, Mr. McNeil’s awards under LINN Energy’s LTIP will immediately and fully vest upon a “Change of Control” under the LTIP (which is substantively the same as the definition under LINN Energy’s other Named Officers’ employment agreements).

Excise Taxes

If any benefits payable or otherwise provided under each Named Officer’s employment agreement, other than Mr. McNeil, who does not have an employment agreement, would be subject to the excise tax imposed by Section 4999 of the Code (Excise Tax), then LINN Energy will provide for the payment of, or otherwise reimburse the executive for, an amount up to such Excise Tax and for Mr. Ellis, any related taxes, fees or penalties thereon. The Compensation Committee has eliminated tax gross ups for future officers.

Non-Competition Provisions

The non-competition provisions of the employment agreements of each of the Named Officers (other than Mr. McNeil, who does not have an employment agreement) are described above in “—Narrative Disclosure to the 2015 Summary Compensation Table.”

Separation Agreement with Kolja Rockov

Mr. Rockov separated from LINN Energy effective August 31, 2015. Pursuant to Mr. Rockov’s employment agreement and his signed Separation Agreement with LINN Energy, Mr. Rockov received the following separation benefits:

•	any unpaid paid salary, accrued but unused vacation and unreimbursed expenses through date of termination;

•	a cash settlement of $1,715,000 paid October 1, 2015;

•	outplacement for 6 months; and

•	reimbursement of attorney fees up to $1,500.

In addition, under Mr. Rockov’s LTIP agreements, any unvested restricted units would have fully vested as of his termination date. Under the Separation Agreement, LINN Energy agreed to pay Mr. Rockov a cash payment of $671,975 which is equal to the fair market value of those unvested units on the date of his termination, in exchange for his forfeiture of those units. His 2014 and 2015 performance unit awards will continue to vest in accordance with their normal vesting schedule with payout to be determined on the appropriate vesting date. As a result of company performance, no units were earned under the 2014 grant for the performance period ending December 31, 2015.

As part of his Separation Agreement, Mr. Rockov agreed to be covered under the same restrictive covenants as described above under his employment agreement and to cooperate with LINN Energy on any lawsuit, dispute, investigation or other “legal” proceeding.

Quantification of Payments on Termination

The chart below reflects the amount of compensation to each of LINN Energy’s Named Officers in the event of termination of such officer’s employment pursuant to his or her employment agreement and LINN Energy’s LTIP. The amount of compensation payable to each Named Officer upon voluntary termination with “Good Reason,” involuntary termination other than for “Cause,” termination following a “Change of Control” and the occurrence of the “Disability” or death of the executive is shown below. Mr. McNeil does not have an employment agreement thus is not contractually entitled to any specific termination payments, other than as described below for a change of control. The amounts shown are calculated assuming that such termination was effective as of December 31, 2015, and thus include amounts earned through such time (other than amounts payable pursuant to LINN Energy’s Retirement Savings Plan) and are estimates of the amounts which would be paid to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of the Named Officer’s actual separation from LINN Energy.

Name and Reason for Termination	Severance Pay ($)	Bonus ($) (5)	Health Benefits ($)	Early Vesting of Equity Awards ($) (a)	Estimated Tax Gross Up ($) (6)	Total ($)
Mark E. Ellis (1)
Without cause or good reason	1,800,000	1,035,000	50,166	689,839	—	3,575,005
Change of Control	6,273,000	1,035,000	75,249	689,839	—	8,073,088
Disability or Death	—	1,035,000	—	916,951	—	1,951,951
David B. Rottino (2)
Without cause or good reason	1,000,000	450,000	50,166	224,726	—	1,724,892
Change of Control	1,974,000	450,000	50,166	224,726	—	2,698,892
Disability or Death	—	450,000	—	300,724	—	750,724
Arden L. Walker, Jr. (3)
Without cause or good reason	1,000,000	450,000	34,707	238,593	—	1,723,300
Change of Control	2,545,000	450,000	34,707	238,593	—	3,268,300
Disability or Death	—	450,000	—	315,637	—	765,637
Jamin B. McNeil (4)
Without cause or good reason	—	—	—	—	—	—
Change of Control	1,048,500	—	37,332	94,289	—	1,180,121
Disability or Death	—	—	—	—	—	—

(a)	Closing price per unit on December 31, 2015 was $1.29. Other than for Mr. McNeil, all restricted units and unit option awards under the LTIP fully vest upon termination without cause, good reason, death, disability or a change of control (as each is defined in the respective employment agreements). Mr. McNeil’s restricted units and unit option awards immediately and fully vest upon a change of control (as defined in the applicable award agreement).

Performance units provide that upon termination of employment with LINN Energy (a) by LINN Energy other than for Cause or (b) by the officer with Good Reason (as those terms are defined in the Executive’s employment agreement and described above under the section titled “—Payments Made Upon Termination Without Cause or For Good Reason”), the grant vests on the originally scheduled vesting date at the performance level multiplier applicable on that date. If employment terminates by reason of death or Disability (as those terms are defined in the Executive’s employment agreement and described above under the section titled “—Payments Made Upon Termination Without Cause or For Good Reason”), the grant immediately vests at the target level. Additionally, in the event of a change of control, the grant vests on the change of control date with the multiplier determined as if the vesting period ended on the change of control date instead of the originally scheduled date.

(1)	If Mr. Ellis’s employment is terminated without cause or by him for good reason, his employment agreement provides that, in addition to the amounts earned but unpaid, (1) he will receive a lump sum severance payment of two times his base salary at the highest rate in effect at any time during the thirty-six (36) month period immediately preceding the termination (Severance Pay), (2) LINN Energy will pay its portion of COBRA continuation coverage, as well as pay certain costs of continuing medical coverage for Mr. Ellis for up to six months after the expiration of the maximum required period under COBRA, and (3) all of Mr. Ellis’s granted but unvested awards under the LTIP shall immediately vest.

If Mr. Ellis is terminated without cause or by him for good reason during the period beginning six (6) months prior to a Change of Control and ending two (2) years following a Change of Control (COC Period), he is entitled to the same severance benefits described above, except that (1) the Severance Pay will be three times the sum of a) his highest base salary in effect at any time during the 36-month period immediately preceding termination (Highest Base Salary) and b) his highest annual EICP award in the 36 months prior to the change of control (Highest EICP Award) and (2) the period for continued coverage of medical benefits will be up to eighteen months after the expiration of the maximum period required by COBRA. Mr. Ellis will also receive a gross up of any Excise Tax (Excise Tax Gross Up) and of any Section 409A penalties and interest.

(2)	If Mr. Rottino is terminated without cause or by him for good reason, the employment agreement provides for severance benefits substantially similar to Mr. Ellis. If Mr. Rottino is terminated without cause or by him for good reason during the COC Period, he will be entitled to substantially the same benefits as Mr. Ellis, except (1) Severance Pay shall be two times the sum of his Highest Base Salary and Highest EICP Award and (2) the period for continued coverage of medical benefits will remain up to six months after the expiration of the maximum required period under COBRA. Mr. Rottino’s employment agreement includes the Excise Tax Gross Up but no gross up for penalties or interest under Section 409A.

(3)	If Mr. Walker is terminated without cause or by him for good reason, his employment agreement provides for severance benefits substantially similar to Mr. Ellis. If Mr. Walker is terminated without cause or by him for good reason during the COC Period, he will be entitled to substantially the same benefits as Mr. Ellis except that 1) his Severance Pay is 2.5 times the sum of his Highest Base Salary and Highest EICP Award and 2) the period for continued coverage of medical benefits will be up to twelve months after the expiration of the maximum required period under COBRA. Mr. Walker’s employment agreements include the Excise Tax Gross Up but no gross up for penalties or interest under Section 409A.

(4)	As of December 31, 2015, Mr. McNeil is classified as a Managerial Participant under LINN Energy’s COC Plan, dated April 25, 2009 (COC Plan), which applies to all employees of LINN Energy. As such, if Mr. McNeil is terminated (i) other than for cause, death or disability or (ii) by him with good reason, within two years after the occurrence of a Change of Control (as defined in the COC Plan) transaction, Mr. McNeil is entitled to a lump sum payment equal to 1.5 times his current annual salary and his most recent annual bonus as well as payment for 18 months of LINN Energy’s portion of Mr. McNeil’s COBRA continuation coverage and fees for six months of outplacement services. In February 2016, LINN Energy adopted an amended and restated COC Plan that will define Mr. McNeil’s benefits in future years

(5)	The amounts listed under Bonus represent each Named Officer’s target EICP award for 2015, other than for Mr. McNeil. As described above under “—Payments Made Upon Termination Without Cause or for Good Reason,” if the Named Officer was employed for the entire previous year but was terminated prior to the Compensation Committee finally determining his EICP award for the preceding year (in the hypothetical case presented in the table above, on December 31, 2015), he would have received his target EICP award. The Compensation Committee determined actual EICP awards for 2015 performance on January 25, 2016; the actual awards for each Named Officer are identified in column (g) of the Summary Compensation Table, but are not reflected in the table above.

(6)	Using a hypothetical termination date of December 31, 2015, LINN Energy determined that none of LINN Energy’s Named Officers would have “excess parachute payments” as defined in Section 280G of the Code; thus none would be entitled to a tax gross up.

DIRECTOR COMPENSATION

Officers or employees of LINN Energy who also serve as LinnCo’s directors do not receive additional compensation. Each non-employee director of LinnCo, who is also a director of LINN Energy, receives an annual cash retainer of $15,000 for services as a director of LinnCo. Non-employee directors who are only directors of LinnCo receive an annual cash retainer of $90,000, each paid in four quarterly installments. The LinnCo and LINN Energy Audit Committee chair receives an additional $5,000 and $15,000, respectively, retainer paid in four quarterly installments. In addition, each non-employee director is reimbursed for out-of-pocket expenses in connection with attending meetings of the LinnCo Board or committees thereof. Each director is indemnified by LinnCo for actions associated with being a director to the full extent provided under LinnCo’s limited liability company agreement.

Director Summary Compensation Table

The table below summarizes the compensation paid to non-employee directors for the fiscal years ended December 31, 2015 and 2014.

	Fiscal Year ended December 31, 2015			Fiscal Year ended December 31, 2014
Name (1)	Total Fees Earned or Paid in Cash (2)	Unit Awards (3)	Total Compensation	Total Fees Earned or Paid in Cash (2)	Unit Awards (3)	Total Compensation
Stephen J. Hadden (4)	$112,500	$146,219	$258,719	$105,000	$206,387	$311,387
Terrence S. Jacobs (5)	$100,000	$146,219	$246,219	$100,000	$206,387	$306,387
Michael C. Linn (6)	$105,000	$146,219	$251,219	$105,000	$206,387	$311,387
Joseph P. McCoy (7)	$125,000	$146,219	$271,219	$125,000	$206,387	$331,387
Linda M. Stephens (8)	$90,000	$146,219	$236,219	$90,000	$206,387	$296,387
George A. Alcorn (9)	—	—	—	$28,125	$206,387	$234,512
Jeffrey C. Swoveland (10)	$100,000	$146,219	$246,219	$100,000	$206,387	$306,387
David D. Dunlap (11)	$100,000	$146,219	$246,219	$105,625	$206,387	$312,012

(1)	Mark E. Ellis, LINN Energy’s Chairman, President and Chief Executive Officer, is not included in this table as he was an employee in 2015 and 2014 and thus received no additional compensation for his service as director. Mr. Ellis’s compensation is shown in the Summary Compensation Table above.
(2)	Reflects total fees earned or paid in cash for service on the LinnCo Board and LINN Energy Board.
(3)	Reflects the aggregate grant date fair value of LINN Energy unit awards computed in accordance with FASB ASC Topic 718.
(4)	Mr. Hadden’s 2015 fees reflect his $15,000 payment as a director of LinnCo and $90,000 payment as a director of LINN Energy, and also includes a $7,500 payment as chairman of the LINN Energy Nominating and Governance Committee.
(5)	As Mr. Jacobs does not sit on the LINN Energy Board, Mr. Jacobs’ 2015 fees reflect his $90,000 payment as a director of LinnCo, and also includes a $10,000 payment as lead director of LinnCo.
(6)	Mr. Linn’s 2015 fees reflect his $15,000 payment as a director of LinnCo and $90,000 payment as a director of LINN Energy.
(7)	Mr. McCoy’s 2015 fees reflect his $15,000 payment as a director of LinnCo and $90,000 payment as a director of LINN Energy, and also includes $5,000 and $15,000 payments as chairman of the LinnCo and LINN Energy, respectively, Audit Committee.
(8)	As Ms. Stephens does not sit on the LINN Energy Board, Ms. Stephens’ 2015 fees reflect her $90,000 payment as a director of LinnCo.
(9)	Mr. Alcorn’s term on the LinnCo Board and the LINN Energy Board ended on April 22, 2014.
(10)	Mr. Swoveland was not a member of the LinnCo Board, and thus all compensation reflects his service on the LINN Energy Board.
(11)	Mr. Dunlap was not a member of the LinnCo Board, and thus all compensation reflects his service on the LINN Energy Board.

LINNCO SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 1, 2016, the number of units beneficially owned by: (i) each person who is known to LinnCo to beneficially own more than 5% of a class of units; (ii) the current directors of the LinnCo Board; (iii) each Named Officer; and (iv) all current directors and executive officers as a group. LinnCo obtained certain information in the table from filings made with the SEC. Unless otherwise noted, each beneficial owner has sole voting power and sole investment power.

Name of Beneficial Owner	Units Beneficially Owned	Percentage of Units Beneficially Owned
Linn Energy, LLC (1)	(1)	*
Mark E. Ellis (2)	—	*
David B. Rottino (2)	—	*
Kolja Rockov (2)	—	*
Arden L. Walker, Jr. (2)	—	*
Jamin B. McNeil (2)	—	*
Stephen J. Hadden (2)	18,783	*
Terrence S. Jacobs(2)	—	*
Michael C. Linn (2)	—	*
Joseph P. McCoy (2)	—	*
Linda M. Stephens (2)	1,418	*
All executive officers and directors as a group (12 persons) (3)	20,201	*

*	Less than 1% of class based on 128,544,174 LinnCo shares outstanding as of March 18, 2016.
(1)	LINN Energy owned 100% of LinnCo’s sole voting share and no LinnCo common shares.
(2)	The address of each beneficial owner, unless otherwise noted, is c/o LinnCo, LLC, 600 Travis, Suite 5100, Houston, Texas 77002.
(3)	Percentage ownership of executive officer and directors is based on total shares outstanding as of March 18, 2016.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the ordinary course of LinnCo’s business, LinnCo purchases products or services from, or engages in other transactions with, various third parties. Occasionally, these transactions may involve entities that are affiliated with one or more members of the LinnCo Board.

Review and Approval of Related Party Transactions

LinnCo reviews all relationships and transactions in which the company and its directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. LinnCo has developed and implemented processes and controls to obtain information from its directors and executive officers with respect to related party transactions and for then determining, based on the facts and circumstances, whether LINN Energy or a related party has a direct or indirect material interest in the transactions. As required under SEC rules, transactions that are determined to be directly or indirectly material to LinnCo or a related party are disclosed in LinnCo’s annual proxy statement. In addition, LinnCo’s Audit Committee or the LinnCo Board (if appropriate) reviews and approves or ratifies or disapproves any related party transaction that is required to be disclosed. In the course of its review of a disclosable related party transaction, consideration is given to:

•	the nature of the related party’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related party;

•	the importance of the transaction to LinnCo;

•	whether the transaction would impair the judgment of a director or executive officer to act in LinnCo’s best interest; and

•	any other matters deemed appropriate.

Any director who is a related party with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such director may be counted in determining the presence of a quorum at the meeting where the transaction is considered.

LinnCo’s Relationship with LINN Energy

General. As of March 18, 2016, LinnCo owned approximately 36% of the outstanding LINN Energy units. LINN Energy controls LinnCo’s management and operations through its ownership of LinnCo’s sole voting share.

Omnibus Agreement. Concurrent with the closing of LinnCo’s initial public offering on October 17, 2012 (the “LinnCo IPO”), LinnCo entered into an omnibus agreement with LINN Energy pursuant to which LINN Energy agreed to provide LinnCo with certain financial, legal, accounting, tax advisory, financial advisory and engineering services. LINN Energy also agreed to pay on LinnCo’s behalf, or reimburse LinnCo for, any expenses incurred in connection with securing these services from third parties, as well as printing costs and other administrative and out-of-pocket expenses LinnCo incurs, along with any other expenses LinnCo may have incurred in connection with the LinnCo IPO or will incur in any future offering of its shares or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to its shareholders, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. LINN Energy also provides LinnCo with cash management services, including treasury services with respect to the payment of dividends, if any, and allocation of reserves for taxes. These cash management services are intended to optimize the use of LinnCo’s cash on hand and to reduce the likelihood of a change in the amount of any dividend paid to LinnCo’s shareholders across periods other than as a result of any change in the amount of distributions paid by LINN Energy. In addition, LINN Energy has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities.

Finally, LINN Energy has granted LinnCo a license to utilize its trademarks.

Future Offerings. LinnCo will purchase from LINN Energy a number of LINN Energy units equal to or greater than the number of shares LinnCo sells in any future offering for an amount equal to or less than the net cash proceeds of such offering (after deducting underwriting discounts but before payment of other offering expenses) plus any properties or assets received by LinnCo in such offering. As a result, LINN Energy will indirectly bear the cost of any underwriting discounts associated with future offerings of LinnCo’s common shares. In connection with the Berry acquisition, LinnCo amended its limited liability company agreement to give effect to certain changes relating to issuances of additional securities by LinnCo.

Contribution Agreement. On February 20, 2013, LINN Energy entered into a contribution agreement, as amended on November 3, 2013 (as amended, the Contribution Agreement), with LinnCo with respect to LINN Energy’s issuance of units to LinnCo in connection with the contribution by LinnCo of all of the outstanding limited liability company interests in Linn Acquisition Company, LLC, the entity that acquired Berry, to LINN Energy. The Contribution Agreement was consummated on December 16, 2013. Under the Contribution Agreement, at the end of calendar year 2015, LINN Energy was required to work together with LinnCo in good faith to evaluate whether, in addition to any distribution to which LinnCo is entitled with respect to LINN Energy units that it holds, LINN Energy will make one or more special distributions to LinnCo solely out of funds available to make “operating cash flow distributions” (as such term is defined in Treasury Regulations Section 1.707-4(b)(2)) to reasonably compensate LinnCo for the actual increase in tax liability to LinnCo, if any, resulting from the allocation of depreciation, depletion and amortization and other cost recovery deductions using the “remedial allocation method” pursuant to Treasury Regulations Section 1.704- 3(d), with respect to the assets acquired pursuant to the Contribution Agreement. It was determined that no such “operating cash flow distribution” was required as of December 31, 2015.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires LINN Energy’s executive officers and directors and persons who own more than 10% of LinnCo shares to file reports of ownership and changes in ownership concerning LinnCo shares with the SEC and to furnish LinnCo with copies of all Section 16(a) forms they file. Based solely upon LinnCo’s review of the Section 16(a) filings that have been received by LinnCo and written representations that no other reports were filed, LinnCo believes that all filings required to be made under Section 16(a) during 2015 were timely made.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or processes may deteriorate.

As of December 31, 2015, our management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2015, based on those criteria.

KPMG LLP, the independent registered public accounting firm that audited the financial statements of the Company included in its Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, which is included herein.

/s/ LinnCo, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

LinnCo, LLC:

We have audited the accompanying balance sheets of LinnCo, LLC as of December 31, 2015 and 2014, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LinnCo, LLC as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2015, the Company had income taxes payable of approximately $30 million and cash of approximately $11 million. The Company’s only significant asset is its interest in LINN Energy units and the Company’s cash flow, which was historically used to pay dividends to the Company’s shareholders, is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. In October 2015, LINN Energy suspended the payment of its distribution. Accordingly, the uncertainty associated with the Company’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LinnCo, LLC’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2016, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas

March 15, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

LinnCo, LLC:

We have audited LinnCo, LLC’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LinnCo, LLC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LinnCo, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of LinnCo, LLC as of December 31, 2015 and 2014, and the related statements of operations, shareholders’ equity, and cash flows for the three-year period ended December 31, 2015, and our report dated March 15, 2016, expressed an unqualified opinion on those financial statements. Our report on the financial statements dated March 15, 2016, contains an explanatory paragraph that states there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Houston, Texas

March 15, 2016

LINNCO, LLC

BALANCE SHEETS

	December 31,
	2015	2014
	(in thousands, except share amounts)
ASSETS
Current assets:
Cash	$11,023	$6,544
Income taxes receivable	7,414	12,870
Deferred offering costs	—	15
Deferred income taxes	2,508	46,441

Total current assets	20,945	65,870

Noncurrent assets:
Deferred income taxes	16,463	—
Investment in Linn Energy, LLC	—	1,302,152

Total noncurrent assets	16,463	1,302,152

Total assets	$37,408	$1,368,022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$573	$1,335
Income taxes payable	29,829	80

Total current liabilities	30,402	1,415

Noncurrent liabilities:
Income taxes payable	—	7,716
Deferred income taxes	—	60,340

Total noncurrent liabilities	—	68,056

Shareholders’ equity:
Voting shares; unlimited shares authorized; 1 share issued and outstanding at December 31, 2015, and December 31, 2014	1	1
Common shares; unlimited shares authorized; 128,544,174 shares issued and outstanding at December 31, 2015, and December 31, 2014	3,868,322	3,868,322
Additional paid-in capital	42,723	39,294
Accumulated deficit	(3,904,040)	(2,609,066)

	7,006	1,298,551

Total liabilities and shareholders’ equity	$37,408	$1,368,022

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2015	2014	2013
	(in thousands, except per share amounts)
Equity loss from investment in Linn Energy, LLC	$(1,181,604)	$(1,964,999)	$(244,189)
General and administrative expenses	(3,445)	(2,818)	(42,089)
Gain (loss) on transfer of Berry	—	13,673	(718,249)

Loss before income taxes	(1,185,049)	(1,954,144)	(1,004,527)
Income tax benefit	10,623	734,684	92,080

Net loss	$(1,174,426)	$(1,219,460)	$(912,447)

Net loss per share, basic and diluted	$(9.14)	$(9.49)	$(23.46)

Weighted average shares outstanding	128,544	128,526	$38,896

Dividends declared per share	$0.938	$2.90	$2.88

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Shares	Share Amount	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Equity
	(in thousands, except shares)
December 31, 2012	34,787,501	$1,209,836	$2,991	$(4,046)	$1,208,781
Issuance of common shares, net of expenses of $388	93,715,736	2,658,552	—	—	2,658,552
Capital contributions from Linn Energy, LLC		—	33,256	—	33,256
Dividends to shareholders		—	—	(100,348)	(100,348)
Net loss		—	—	(912,447)	(912,447)

December 31, 2013	128,503,237	3,868,388	36,247	(1,016,841)	2,887,794
Issuance of common shares	40,938	(65)	—	—	(65)
Capital contributions from Linn Energy, LLC		—	3,047	—	3,047
Dividends to shareholders		—	—	(372,765)	(372,765)
Net loss		—	—	(1,219,460)	(1,219,460)

December 31, 2014	128,544,175	3,868,323	39,294	(2,609,066)	1,298,551
Capital contributions from Linn Energy, LLC		—	3,429	—	3,429
Dividends to shareholders		—	—	(120,548)	(120,548)
Net loss		—	—	(1,174,426)	(1,174,426)

December 31, 2015	128,544,175	$3,868,323	$42,723	$(3,904,040)	$7,006

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Cash flow from operating activities:
Net loss	$(1,174,426)	$(1,219,460)	$(912,447)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity loss from investment in Linn Energy, LLC	1,181,604	1,964,999	244,189
Noncash general and administrative expenses paid by Linn Energy, LLC	3,445	2,818	42,089
(Gain) loss on transfer of Berry	—	(13,673)	718,249
Deferred income taxes	(32,870)	(734,684)	(92,080)
Decrease in income taxes receivable	5,456	4,638	—
Increase (decrease) in income taxes payable	22,033	(475)	—
Cash distributions received	120,548	372,706	100,870

Net cash provided by operating activities	125,790	376,869	100,870

Cash flow from financing activities:
Dividends paid to shareholders	(121,311)	(371,370)	(100,348)

Net cash used in financing activities	(121,311)	(371,370)	(100,348)

Net increase in cash and cash equivalents	4,479	5,499	522
Cash and cash equivalents:
Beginning	6,544	1,045	523

Ending	$11,023	$6,544	$1,045

The accompanying notes are an integral part of these financial statements.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Significant Accounting Policies

Nature of Business

LinnCo, LLC (“LinnCo” or the “Company”) is a Delaware limited liability company formed on April 30, 2012, that completed its initial public offering (“IPO”) in October 2012. After the IPO, LinnCo’s initial sole purpose was to own units representing limited liability company interests (“units”) in its affiliate, Linn Energy, LLC (“LINN Energy”). In connection with the acquisition of Berry Petroleum Company, now Berry Petroleum Company, LLC (“Berry”) (see Note 2), LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent transfer of assets to LINN Energy for consideration received. As of December 31, 2015, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy. LINN Energy is an independent oil and natural gas company that trades on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “LINE.” At December 31, 2015, LINN Energy’s last reported sales price was $1.29 per unit, as reported by NASDAQ, and the Company owned approximately 37% of LINN Energy’s outstanding units.

The operations of the Company are governed by the provisions of a limited liability company agreement executed by and among its members. Pursuant to applicable provisions of the Delaware Limited Liability Company Act (“Delaware Act”) and the Amended and Restated Limited Liability Company Agreement of LinnCo, LLC, as amended (“LLC Agreement”), shareholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the LLC Agreement or the Delaware Act. The Company will remain in existence unless and until dissolved in accordance with the terms of the LLC Agreement.

Going Concern Uncertainty

As of December 31, 2015, the Company had income taxes payable of approximately $30 million and cash of approximately $11 million. The Company’s only significant asset is its interest in LINN Energy units and the Company’s cash flow, which was historically used to pay dividends to the Company’s shareholders, is completely dependent upon the ability of LINN Energy to make distributions to its unitholders. In October 2015, LINN Energy suspended the payment of its distribution. Accordingly, the uncertainty associated with the Company’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern.

The financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty.

The Company estimates that the income taxes will become due later in 2016, but cannot be certain of the exact timing of payment, or of the final amount that will ultimately be owed. If the income taxes owed are greater than the cash on hand at such time, the payment will require some form of liquidity to satisfy it, including a cash contribution from LINN Energy, which LINN Energy is not required to provide. As of March 15, 2016, LINN Energy had not agreed to provide any cash contribution.

In addition, LINN Energy does not expect to remain in compliance with all of the restrictive covenants contained in its credit facilities throughout 2016 unless those requirements are waived or amended. As a result of this and other factors, the uncertainty associated with LINN Energy’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. LINN Energy’s auditors’ opinion issued in connection with its consolidated financial statements also includes a going concern explanation. If lenders, and

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. If LINN Energy is unable to reach an agreement with its creditors prior to any accelerations, it could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code, and as a result, may result in LinnCo immediately filing for protection under Chapter 11 of the U.S. Bankruptcy Code.

LINN Energy is currently in discussions with various stakeholders and is pursuing or considering a number of actions, but there can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed.

Principles of Reporting

The Company presents its financial statements in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”). Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method.

Reimbursement of LinnCo’s Costs and Expenses

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any financial, legal, accounting, tax advisory, financial advisory and engineering fees, and other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of common shares representing limited liability company interests (“shares”) in LinnCo or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses, and registrar and transfer agent fees. In addition, LINN Energy has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities. Because all general and administrative expenses and certain offering costs are actually paid by LINN Energy on LinnCo’s behalf, no cash is disbursed by LinnCo for these expenses and costs.

For the year ended December 31, 2015, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $3 million, including approximately $2 million related to services provided by LINN Energy. All expenses and costs incurred during the year had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2015.

For the year ended December 31, 2014, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $3 million, including approximately $2 million related to services provided by LINN Energy. All expenses and costs incurred during the year had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2014. In addition, during the year ended December 31, 2014, LINN Energy paid approximately $11 million on LinnCo’s behalf for general and administrative expenses incurred by LinnCo in 2013.

For the year ended December 31, 2013, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $42 million, including approximately $40 million of transaction costs related to the Berry acquisition (see Note 2), of which approximately $9 million related to noncash share-based compensation expense, and approximately $2 million related to services provided by LINN Energy. Approximately $22 million of expenses and costs had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2013.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

Dividends

Within five business days after receiving a cash distribution related to its interest in LINN Energy units, LinnCo is required to pay the cash received, net of reserves for its income taxes liability (“tax reserve”), if any, as dividends to its shareholders. The amount of the tax reserve is calculated on a quarterly basis and is determined based on the estimated tax liability for the entire year. The current tax reserve can be increased or reduced, at Company management’s discretion, to account for the over/(under) tax reserve previously recorded. Because the tax reserve is an estimate, upon filing the annual tax returns, if the actual amount of tax due is greater or less than the total amount of tax reserved, the subsequent tax reserve, at Company management’s discretion, could be adjusted accordingly. Any such adjustments are subject to approval by the Company’s Board of Directors (“Board”).

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of income and expenses. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently Issued Accounting Standards

In November 2015, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that is intended to simplify the presentation of deferred taxes by requiring that all deferred taxes be presented as noncurrent. This ASU will be applied either prospectively or retrospectively as of the date of adoption and is effective for fiscal years beginning after December 15, 2016, and interim periods within those years (early adoption permitted). Adoption of this ASU is expected to result in a decrease in the Company’s current assets or current liabilities on its balance sheets, depending on its deferred taxes classification at such date, with no impact to the statements of operations.

In August 2014, the FASB issued an ASU that provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter (early adoption permitted). The Company does not expect the adoption of this ASU to have a material impact on its financial statements or related disclosures.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

Accounting for Investment in Linn Energy, LLC

The Company uses the equity method of accounting for its investment in LINN Energy. The Company’s equity income (loss) consists of its share of LINN Energy’s earnings or losses attributed to the units the Company owns, the amortization of the difference between the Company’s investment in LINN Energy and LINN Energy’s underlying net assets attributable to certain assets and liabilities, and impairments of its investment in LINN Energy. The Company records its share of LINN Energy’s net income (loss) in the period in which it is earned. If the Company’s share of LINN Energy’s losses reduces its investment in LINN Energy to zero, the Company temporarily discontinues applying the equity method. At December 31, 2015, the Company owned approximately 37% of LINN Energy’s outstanding units. The Company’s ownership percentage could change if the Company acquires additional units or if LINN Energy issues or repurchases additional units. Changes in the Company’s ownership percentage affect its net income (loss).

Impairment testing on the Company’s investment in LINN Energy is performed when events or circumstances warrant such testing and considers whether there is an inability to recover the carrying value of the investment that is other than temporary. At September 30, 2015, and December 31, 2014, declines in the quoted market price of LINN Energy units, when considering the reduction and later suspension of LINN Energy’s distribution and continued low commodity prices, were determined by the Company to be other than temporary. Accordingly, the Company reduced the carrying value of its investment to fair value by recording a charge in excess of what would otherwise be recognized by the application of the equity method. The carrying value was reduced to fair value using LINN Energy’s quoted market price of $2.69 per unit and $10.13 per unit at September 30, 2015, and December 31, 2014, respectively, which is characteristic of a Level 1 fair value measurement. Impairment charges of approximately $326 million and $2.2 billion are included in “equity loss from investment in Linn Energy, LLC” on the statements of operations for the years ended December 31, 2015, and December 31, 2014, respectively. No impairment had occurred with respect to the Company’s investment in LINN Energy for the year ended December 31, 2013.

Primarily as a result of cumulative losses recognized by the Company, its investment in LINN Energy was reduced to zero as of December 31, 2015, at which time the Company discontinued applying the equity method. The amount of excess losses incurred was approximately $490 million as of December 31, 2015.

At December 31, 2015, the carrying amount of the Company’s investment in LINN Energy was greater than the Company’s ownership interest in LINN Energy’s underlying net assets by approximately $85 million. The difference is attributable to proved and unproved oil and natural gas properties and senior notes, and is included in “investment in Linn Energy, LLC” on the balance sheets and amortized over the lives of the related assets and liabilities. Such amortization is included in the equity income (loss) from the Company’s investment in LINN Energy.

Income Taxes

The Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Deferred income tax assets and liabilities are recognized for temporary differences between the basis of the Company’s assets and liabilities for financial and tax reporting purposes. At December 31, 2015, and December 31, 2014, the majority of the Company’s temporary differences and associated deferred taxes result from its investment in LINN Energy.

The Company routinely assesses the realizability of the deferred tax assets by considering whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and records a valuation allowance against the deferred tax assets that will not be realized. The ultimate realization of deferred tax assets

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making the assessment. The Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. For the year ended December 31, 2015, the Company’s established valuation allowances increased by approximately $433 million due to losses recorded in 2015 which generated additional deferred tax assets that are not expected to be realized. For the year ended December 31, 2014, the Company’s established valuation allowances increased by approximately $3 million due to acquisition accounting adjustments related to the 2013 Berry acquisition.

Earnings Per Share

Both basic and diluted earnings per share are computed by dividing net earnings attributable to shareholders by the weighted average number of shares outstanding during each period. There are no securities outstanding that may be converted into or exercised for shares.

Note 2 – Capitalization

LinnCo’s authorized capital structure consists of two classes of interests: (1) shares with limited voting rights and (2) voting shares, 100% of which are currently held by LINN Energy. At December 31, 2015, LinnCo’s issued capitalization consisted of approximately $3.9 billion in shares and $1,000 contributed by LINN Energy in connection with LinnCo’s formation and in exchange for its voting share. LinnCo is authorized to issue an unlimited number of shares and voting shares. Additional classes of equity interests may be created upon approval by the Board and the holders of a majority of the outstanding shares and voting shares, voting as separate classes.

Berry Acquisition

On December 16, 2013, the Company completed the transactions contemplated by the merger agreement between the Company, LINN Energy and Berry under which LinnCo acquired all of the outstanding common shares of Berry and the contribution agreement between the Company and LINN Energy under which the Company transferred Berry to LINN Energy in exchange for LINN Energy units. Under the merger agreement, as amended, Berry’s shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares valued at approximately $2.7 billion. Under the contribution agreement, LinnCo transferred Berry to LINN Energy after which Berry became an indirect wholly owned subsidiary of LINN Energy. As consideration for the transfer of Berry to LINN Energy, the Company acquired 93,756,674 newly issued LINN Energy units, valued at approximately $2.8 billion and equal to the number of LinnCo shares issued as consideration for Berry.

On the Berry acquisition date, the Company transferred Berry to its affiliate, LINN Energy. Accordingly, the assets, liabilities and results of operations of Berry are not included in the Company’s financial statements. The acquisition of 93,756,674 LINN Energy units, which are equal to the number of LinnCo shares issued as consideration for Berry, increased the Company’s ownership of LINN Energy’s outstanding units from approximately 15% to approximately 39%.

The gain on transfer of Berry for the year ended December 31, 2014, reflects acquisition accounting adjustments to the fair value of the assets acquired and liabilities assumed from Berry that were subsequently transferred to LINN Energy. The loss on transfer of Berry for the year ended December 31, 2013, is primarily due to deferred

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

income taxes assumed by LinnCo in the Berry acquisition that were not transferred to LINN Energy and reflects the difference between the fair value of the assets acquired and liabilities assumed from Berry and the fair value of the LINN Energy units received in connection with the transfer.

For the year ended December 31, 2013, in connection with the Berry acquisition, the Company incurred acquisition-related transaction costs of approximately $40 million, including approximately $9 million of noncash share-based compensation expense.

In connection with the Berry acquisition, certain Berry equity-based awards were exchanged for common shares issued by the Company. Each Berry restricted stock unit (“RSU”) that was vested as of the effective date of the acquisition and held by a former nonemployee director or by an employee of Berry whose employment was terminated in connection with the acquisition as agreed upon by the parties or that was subject to performance-based vesting criteria was converted into LinnCo common shares. Under the acquisition method of accounting, Berry RSUs were measured and recorded at their fair values on the acquisition date, resulting in additional purchase price consideration of approximately $52 million. The portion of the replacement awards attributable to post-combination service was calculated as the difference between the fair value of the replacement awards and the amount attributed to pre-combination service, and was recognized as expense.

At-the-Market Offering Program

The Company’s Board has authorized the sale of up to $500 million of shares under an at-the-market offering program. Sales of shares, if any, will be made under an equity distribution agreement by means of ordinary brokers’ transactions, through the facilities of the NASDAQ, any other national securities exchange or facility thereof, a trading facility of a national securities association or an alternate trading system, to or through a market maker or directly on or through an electronic communication network, a “dark pool” or any similar market venue, at market prices, in block transactions, or as otherwise agreed with a sales agent. The Company expects to use the net proceeds from any sale of shares to purchase additional LINN Energy units. As of December 31, 2015, no shares had been sold under the program.

Note 3 – Summarized Financial Information for Linn Energy, LLC

Following are summarized statements of operations and balance sheets information for LINN Energy. Additional information on LINN Energy’s results of operations and financial position are contained in its Annual Report on Form 10-K for the year ended December 31, 2015.

Summarized Linn Energy, LLC Statements of Operations Information

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Revenues and other	$2,883,334	$4,983,303	$2,331,655
Expenses	(7,805,186)	(4,826,624)	(2,590,273)
Other income and (expenses)	155,580	(604,051)	(434,918)
Income tax (expense) benefit	6,461	(4,437)	2,199

Net loss	$(4,759,811)	$(451,809)	$(691,337)

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

Summarized Linn Energy, LLC Balance Sheets Information

	December 31,
	2015	2014
	(in thousands)
Current assets	$1,558,875	$1,706,590
Noncurrent assets	8,418,071	14,716,919

	9,976,946	16,423,509
Current liabilities	4,293,716	982,545
Noncurrent liabilities	5,952,131	10,897,359

Unitholders’ capital (deficit)	$(268,901)	$4,543,605

Note 4 – Income Taxes

The Company is a limited liability company that has elected to be treated as a corporation for U.S. federal income tax purposes. Income tax benefit consisted of the following:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Current taxes:
Federal	$(21,193)	$—	$—
State	(1,054)	88	—
Deferred taxes:
Federal	38,347	710,484	84,908
State	(5,477)	24,112	7,172

	$10,623	$734,684	$92,080

As of December 31, 2015, the Company had approximately $107 million of federal net operating loss carryforwards which will begin expiring in 2032. As of December 31, 2015, the Company also had approximately $35 million of federal and state general business and other credits, the majority of which will begin expiring in 2018, and federal and state alternative minimum income tax (“AMT”) credit carryforwards of approximately $23 million that do not expire and can be used to offset regular income taxes in future years to the extent regular income taxes exceed the AMT in any such year. Under federal and applicable state income tax laws, a corporation is generally permitted to deduct from taxable income in any year tax carryforwards subject to certain limitations as prescribed by the taxing authorities. Under federal income tax law, the Company’s net operating loss carryforwards are subject to limitations as defined by Section 382 of the Internal Revenue Code.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2015	2014	2013
Federal statutory rate	35.0%	35.0%	35.0%
State, net of federal tax benefit	2.9	2.3	0.3
Gain (loss) on transfer of Berry	—	0.2	(24.3)
Valuation allowance	(36.5)	—	—
Other	(0.5)	0.1	(1.8)

Effective rate	0.9%	37.6%	9.2%

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

Significant components of the deferred tax assets and liabilities were as follows:

	December 31,
	2015	2014
	(in thousands)
Current deferred tax assets:
Net operating loss carryforwards	$18,971	$14,686
Unamortized intangible drilling costs	36,527	38,185
Valuation allowance	(52,990)	(6,430)

Total current deferred tax assets	2,508	46,441

Noncurrent deferred tax assets:
Investment in LINN Energy	276,899	—
Net operating loss carryforwards	21,747	81,993
Unamortized intangible drilling costs	78,725	121,273
Credits	57,683	36,680
Valuation allowance	(415,397)	(29,188)
Other	—	42

Total noncurrent deferred tax assets	19,657	210,800

Noncurrent deferred tax liabilities:
Investment in LINN Energy	—	(271,140)
Other	(3,194)	—

Total noncurrent deferred tax liabilities	(3,194)	(271,140)

Net deferred tax assets (liabilities)	$18,971	$(13,899)

Net deferred tax assets and liabilities were classified on the balance sheets as follows:

	December 31,
	2015	2014
	(in thousands)
Current deferred tax assets	$2,508	$46,441
Current deferred tax liabilities	—	—

Net current deferred tax assets	$2,508	$46,441

Noncurrent deferred tax assets	$19,657	$210,800
Noncurrent deferred tax liabilities	(3,194)	(271,140)

Net noncurrent deferred tax assets (liabilities)	$16,463	$(60,340)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2015, and December 31, 2014, based on projections of future taxable income for the periods in which the deferred tax assets are deductible, valuation allowances of approximately $468 million and $36 million, respectively, were recorded to reduce the net deferred tax assets to an amount that is more likely than not to be realized. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward and carryback periods are reduced.

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

Changes in the balance of unrecognized tax benefits excluding interest and penalties on uncertain tax positions were as follows:

	Year Ended December 31,
	2015	2014
	(in thousands)
Unrecognized income tax benefits at beginning of year	$20,068	$20,106
Decreases for positions taken in a prior year	—	(38)
Decreases for settlements with taxing authorities	(5,293)	—

Unrecognized income tax benefits at end of year	$14,775	$20,068

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules, and the significance of each position. It is the Company’s policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

At December 31, 2015, and December 31, 2014, the Company had a gross liability for uncertain income tax benefits of approximately $15 million and $20 million, respectively, which, if recognized, would affect the effective income tax rate. The Company estimates that it is reasonably possible that the balance of unrecognized income tax benefits as of December 31, 2015, could decrease by a maximum of approximately $15 million in the next 12 months due to the expiration of statutes of limitations and settlements with taxing authorities. The Company had accrued approximately $203,000 and $109,000 of interest related to its uncertain income tax positions as of December 31, 2015, and December 31, 2014, respectively. The tax years 2010 – 2015 remain open to examination for federal income tax purposes.

Note 5 – Distributions and Dividends

The following provides a summary of distributions paid by LINN Energy to LinnCo and dividends paid by LinnCo to its shareholders during the year ended December 31, 2015:

LINN Energy Distributions to LinnCo

Date Paid	Distributions Per Unit	Total Distributions
		(in millions)
September 2015	$0.1042	$13
August 2015	$0.1042	$13
July 2015	$0.1042	$13
June 2015	$0.1042	$13
May 2015	$0.1042	$13
April 2015	$0.1042	$13
March 2015	$0.1042	$13
February 2015	$0.1042	$13
January 2015	$0.1042	$13

LINNCO, LLC

NOTES TO FINANCIAL STATEMENTS - Continued

LinnCo Dividends to its Shareholders

Date Paid	Dividends Per Share	Total Dividends
		(in millions)
September 2015	$0.1042	$13
August 2015	$0.1042	$13
July 2015	$0.1042	$13
June 2015	$0.1042	$13
May 2015	$0.1042	$13
April 2015	$0.1042	$13
March 2015	$0.1042	$15
February 2015	$0.1042	$13
January 2015	$0.1042	$13

In October 2015, LINN Energy suspended the payment of its distribution. Since LinnCo pays its dividend from the receipt of cash distributions from LINN Energy, LinnCo will not pay a dividend while LINN Energy’s distributions are suspended.

Note 6 – Supplemental Disclosures to the Statements of Cash Flows

For the years ended December 31, 2015, December 31, 2014, and December 31, 2013, LinnCo incurred and recorded approximately $3 million, $3 million and $42 million, respectively, of general and administrative expenses and certain offering costs. Of the expenses and costs incurred, all had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2015, and December 31, 2014, and approximately $22 million had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2013. In addition, during the year ended December 31, 2014, LINN Energy paid approximately $11 million on LinnCo’s behalf for general and administrative expenses incurred by LinnCo in 2013. All of these expenses and costs are paid by LINN Energy on LinnCo’s behalf, and therefore, are accounted for as capital contributions and reflected as noncash transactions by LinnCo.

In December 2013, the Company issued 93,756,674 LinnCo common shares in connection with the Berry acquisition valued at approximately $2.7 billion and acquired 93,756,674 newly issued LINN Energy units in exchange for the transfer of Berry to LINN Energy valued at approximately $2.8 billion, which was also a noncash transaction.

During the years ended December 31, 2015, and December 31, 2014, the Company made cash payments for income taxes of approximately $214,000 and $475,000, respectively.

LINNCO, LLC

SUPPLEMENTAL QUARTERLY DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the “Financial Statements” and “Notes to Financial Statements,” which are included in this prospectus/offer to exchange in “LinnCo Financial Statements.”

Quarterly Financial Data

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
2015:
Equity loss from investment in Linn Energy, LLC	$(50,492)	$(122,052)	$(663,276)	$(345,784)
General and administrative expenses	(976)	(901)	(965)	(603)
Income tax (expense) benefit	18,493	13,127	(3,712)	(17,285)
Net loss	(32,975)	(109,826)	(667,953)	(363,672)
Net loss per share, basic and diluted	(0.26)	(0.85)	(5.20)	(2.83)

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
2014:
Equity income (loss) from investment in Linn Energy, LLC	$(30,541)	$(66,987)	$172,200	$(2,039,671)
General and administrative expenses	(734)	(668)	(644)	(772)
Gain (loss) on transfer of Berry	—	(1,331)	9,830	5,174
Income tax (expense) benefit	11,791	25,844	(63,776)	760,825
Net income (loss)	(19,484)	(43,142)	117,610	(1,274,444)
Net income (loss) per share, basic and diluted	(0.15)	(0.34)	0.91	(9.91)

ANNEX B

INFORMATION CONCERNING LINN ENERGY, LLC

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN Energy is an independent oil and natural gas company that began operations in March 2003 and completed its initial public offering in January 2006. LINN Energy’s properties are located in the U.S., in the Hugoton Basin, the Rockies, California, east Texas and North Louisiana (“TexLa”), the Mid-Continent, Michigan/Illinois, the Permian Basin and south Texas.

Proved reserves at December 31, 2015 were approximately 4,488 Bcfe, of which approximately 26% were oil, 59% were natural gas and 15% were NGL. All proved reserves were classified as proved developed, with a total standardized measure of discounted future net cash flows of approximately $3.0 billion. At December 31, 2015, LINN Energy operated 19,294 or approximately 72% of its 26,808 gross productive wells and had an average proved reserve-life index of approximately 11 years, based on the December 31, 2015, reserve reports and year-end 2015 production.

LINN Energy’s units are traded on the NASDAQ under the ticker symbol “LINE.”

The address of LINN Energy’s principal executive offices is 600 Travis, Suite 5100, Houston, TX 77002. LINN Energy’s telephone number is (281) 840-4000.

LINN Energy also maintains an Internet site at www.linnenergy.com. LINN Energy’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

BUSINESS

The reference to a “Note” herein refers to the accompanying Notes to Consolidated Financial Statements contained in “LINN Energy Consolidated Financial Statements.”

Overview

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN Energy is an independent oil and natural gas company that began operations in March 2003 and completed its initial public offering in January 2006. LINN Energy’s properties are located in the U.S., in the Hugoton Basin, the Rockies, California, TexLa, the Mid-Continent, Michigan/Illinois, the Permian Basin and south Texas.

Proved reserves at December 31, 2015, were approximately 4,488 Bcfe, of which approximately 26% were oil, 59% were natural gas and 15% were NGL. All proved reserves were classified as proved developed, with a total standardized measure of discounted future net cash flows of approximately $3.0 billion. At December 31, 2015, LINN Energy operated 19,294 or approximately 72% of its 26,808 gross productive wells and had an average proved reserve-life index of approximately 11 years, based on the December 31, 2015, reserve reports and year-end 2015 production.

Strategy

LINN Energy is pursuing several strategies in the current low commodity price environment, as discussed below.

•	Evaluate Strategic Alternatives. The LINN Energy Board and management are in the process of evaluating strategic alternatives to help provide LINN Energy with financial stability, but no assurance can be given as to the outcome or timing of this process. See below under “Recent Developments” for additional details.

•	Live Within Cash Flow While Maximizing Liquidity and Financial Flexibility. LINN Energy has taken the following steps to live within cash flow while maximizing liquidity and financial flexibility in the current low commodity price environment:

•	In January 2015, LINN Energy reduced its distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. In October 2015, LINN Energy suspended payment of its distribution;

•	For 2015, LINN Energy decreased its total capital expenditures approximately 67% compared to the amount spent in 2014. For 2016, LINN Energy estimates its total capital expenditures will be approximately $340 million, representing a decrease of approximately 34% compared to the amount spent in 2015;

•	During the year ended December 31, 2015, LINN Energy repurchased at a discount, through privately negotiated transactions and on the open market, approximately $992 million of its outstanding senior notes, and in November 2015, LINN Energy issued $1.0 billion in aggregate principal amount of new 12.00% senior secured second lien notes due December 2020 in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes (see below for additional details);

•	LINN Energy continues to implement cost reduction initiatives across its organization. During 2015, LINN Energy took steps to reduce its lease operating expenses, general and administrative expenses, interest costs and capital costs; and

•	LINN Energy has a commodity hedge book with a fair value of approximately $1.8 billion as of December 31, 2015 (see Note 7).

As a result of these steps, LINN Energy has reduced its spending levels with the goal of living within cash flow. For the year ended December 31, 2015, after discretionary adjustments considered by the LINN Energy Board Board, LINN Energy had an excess of approximately $368 million of net cash provided by operating activities after funding its interest costs, total oil and natural gas development costs and its distributions to unitholders paid through September 2015 (“excess cash”). The excess cash was used primarily to reduce indebtedness.

Also, in June 2015, LINN Energy formed strategic alliances with affiliates of private capital investor GSO Capital Partners LP (“GSO”) and affiliates of private capital investor Quantum Energy Partners (“Quantum”) which may give LINN Energy access to additional capital. Funds managed by GSO have agreed to commit up to $500 million with 5-year availability to fund drilling programs while funds managed by Quantum have committed $1 billion to fund selected future oil and natural gas acquisitions. See below for additional details.

In addition, in February 2016, LINN Energy borrowed approximately $919 million under the LINN Energy Credit Facility, which represented the remaining undrawn amount that was available under the LINN Energy Credit Facility, the proceeds of which were deposited in an unencumbered account with a bank that is not a lender under either the LINN Energy or Berry Credit Facility. These funds are intended to be used for general corporate purposes. As of February 29, 2016, there was less than $1 million of available borrowing capacity under the Credit Facilities, as defined in Note 6.

•	Efficiently Operate and Develop Properties. LINN Energy has organized the operation of its properties into defined operating regions to minimize operating costs and maximize production and capital efficiency. LINN Energy maintains a large inventory of drilling and optimization projects within each region to achieve organic growth from its capital development program. LINN Energy generally seeks to be the operator of its properties so that it can develop drilling programs and optimization projects intended to not only replace production, but add value through reserve and production growth and future operational synergies. The development program is focused on lower-risk, repeatable drilling opportunities to maintain and/or grow net cash provided by operating activities. Many of LINN Energy’s wells are completed in multiple producing zones with commingled production and long economic lives. In addition, LINN Energy seeks to deliver attractive financial returns by leveraging its experienced workforce and scalable infrastructure.

Recent Developments

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details about LINN Energy’s going concern uncertainty.

Process to Explore Strategic Alternatives Related to LINN Energy’s Capital Structure

In February 2016, LINN Energy announced that it had initiated a process to explore strategic alternatives to strengthen its balance sheet and maximize the value of its business. The LINN Energy Board and management are in the process of evaluating strategic alternatives to help provide LINN Energy with financial stability, but no assurance can be given as to the outcome or timing of this process. LINN Energy has retained Lazard as its financial advisor and Kirkland & Ellis LLP as its legal advisor to assist the LINN Energy Board and management team with the strategic review process.

Reduction and Suspension of Distribution

In January 2015, LINN Energy reduced its distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. Monthly distributions were paid by LINN Energy through September 2015. In October 2015, following the recommendation from management, the LINN Energy Board determined to suspend payment of LINN Energy’s distribution and reserve any excess cash that would otherwise be available for distribution. The LINN Energy Board and management believe the suspension to be in the best long-term interest of all Company stakeholders. The LINN Energy Board will continue to evaluate LINN Energy’s ability to reinstate the distribution.

2016 Oil and Natural Gas Capital Budget

For 2016, LINN Energy estimates its total capital expenditures, excluding acquisitions, will be approximately $340 million, including approximately $250 million related to its oil and natural gas capital program and approximately $75 million related to its plant and pipeline capital. The 2016 budget contemplates continued low commodity prices and is under continuous review and subject to ongoing adjustments. LINN Energy expects to fund its capital expenditures primarily from net cash provided by operating activities; however, there is uncertainty regarding LINN Energy’s liquidity as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Alliance with GSO Capital Partners

LINN Energy signed definitive agreements dated June 30, 2015, with GSO, the credit platform of The Blackstone Group L.P., to fund oil and natural gas development (“DrillCo”). Funds managed by GSO have agreed to commit up to $500 million with 5-year availability to fund drilling programs on locations provided by LINN Energy. Subject to adjustments depending on asset characteristics and return expectations of the selected drilling plan, GSO will fund 100% of the costs associated with new wells drilled under the DrillCo agreement and is expected to receive an 85% working interest in these wells until it achieves a 15% internal rate of return on annual groupings of wells, while LINN Energy is expected to receive a 15% carried working interest during this period. Upon reaching the internal rate of return target, GSO’s interest will be reduced to 5%, while LINN Energy’s interest will increase to 95%. As of December 31, 2015, no development activities had been funded under the agreement.

Alliance with Quantum Energy Partners

LINN Energy signed definitive agreements dated June 30, 2015, with Quantum to fund selected future oil and natural gas acquisitions and the development of those acquired assets (“AcqCo”). See LINN Energy’s Current Report on Form 8-K filed on July 7, 2015, for additional details regarding these agreements.

Divestiture

On August 31, 2015, LINN Energy, through certain of its wholly owned subsidiaries, completed the sale of its remaining position in Howard County in the Permian Basin. Cash proceeds received from the sale of these properties were approximately $276 million. LINN Energy used the net proceeds from the sale to repay a portion of the outstanding indebtedness under the LINN Energy Credit Facility.

Financing Activities

In November 2015, LINN Energy entered into separate, privately-negotiated, exchange agreements (“Exchange Agreements”) with certain holders of LINN Energy’s outstanding 6.50% senior notes due May 2019, 6.25% senior notes due November 2019, 8.625% senior notes due April 2020, 7.75% senior notes due February 2021 and 6.50% senior notes due September 2021 (“Exchanged Notes”). The Exchange Agreements provided that LINN Energy issue $1.0 billion in aggregate principal amount of new 12.00% senior secured second lien notes due December 2020 in exchange for approximately $2.0 billion in aggregate principal amount of LINN Energy’s Exchanged Notes held by such holders. The indenture governing the Second Lien Indenture required LINN Energy to deliver mortgages by February 18, 2016, subject to a 45 day grace period. LINN Energy elected to exercise its right to the grace period and not deliver the mortgages, and as a result, LINN Energy is currently in default under the Second Lien Indenture. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Going Concern Uncertainty” for additional information.

In addition, during the year ended December 31, 2015, LINN Energy repurchased at a discount, through privately negotiated transactions and on the open market, approximately $992 million of its outstanding senior notes.

The spring 2015 semi-annual borrowing base redeterminations of LINN Energy’s Credit Facilities were completed in May 2015, and as a result of lower commodity prices, the borrowing base under the LINN Energy Credit Facility decreased from $4.5 billion to $4.05 billion and the borrowing base under the Berry Credit Facility decreased from $1.4 billion to $1.2 billion, including $250 million posted as restricted cash (discussed below). The fall 2015 semi-annual redeterminations were completed in October 2015 and the borrowing base under the LINN Energy Credit Facility was reaffirmed at $4.05 billion, subject to certain conditions being met on or before January 1, 2016, and the borrowing base under the Berry Credit Facility decreased from $1.2 billion to $900 million, including the $250 million of restricted cash. In connection with the reduction in Berry’s borrowing base in October 2015, Berry repaid $300 million of borrowings outstanding under the Berry Credit Facility. The borrowing base under the LINN Energy Credit Facility automatically decreased to $3.6 billion on January 1, 2016, since certain conditions were not met. Also, in October 2015, LINN Energy and Berry each entered into an amendment to its Credit Facility.

Continued low commodity prices, reductions in LINN Energy’s capital budget and the resulting reserve write-downs, along with the maturity schedule of LINN Energy’s hedges, are expected to adversely impact future redeterminations.

In connection with the reduction in Berry’s borrowing base in May 2015, LINN Energy borrowed $250 million under the LINN Energy Credit Facility and contributed it to Berry to post as restricted cash with Berry’s lenders. As directed by LINN Energy, the $250 million was deposited on Berry’s behalf in a security account with the administrative agent subject to a security control agreement. Berry’s ability to withdraw funds from this account is subject to a concurrent reduction of the borrowing base under the Berry Credit Facility or lender’s consent in connection with a redetermination of such borrowing base. The $250 million may be used to satisfy obligations under the Berry Credit Facility or, subject to restrictions in the indentures governing Berry’s senior notes, may be returned to LINN Energy in the future.

See Note 6 for additional details about LINN Energy’s debt.

During the year ended December 31, 2015, LINN Energy, under its equity distribution agreement, sold 3,621,983 units representing limited liability company interests at an average price of $12.37 per unit for net proceeds of approximately $44 million (net of approximately $448,000 in commissions). LINN Energy used the net proceeds for general corporate purposes, including the open market repurchases of a portion of its senior notes (see Note 6). At December 31, 2015, units totaling approximately $455 million in aggregate offering price remained available to be sold under the agreement.

In May 2015, LINN Energy sold 16,000,000 units representing limited liability company interests in an underwritten public offering at $11.79 per unit ($11.32 per unit, net of underwriting discount) for net proceeds of approximately $181 million (after underwriting discount and offering costs of approximately $8 million). LINN Energy used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under the LINN Energy Credit Facility.

Commodity Derivatives

During the year ended December 31, 2015, LINN Energy entered into commodity derivative contracts consisting of natural gas basis swaps for May 2015 through December 2017 to hedge exposure to differentials in certain producing areas and oil swaps for April 2015 through December 2015. In addition, LINN Energy entered into natural gas basis swaps for May 2015 through December 2016 to hedge exposure to the differential in California, where it consumes natural gas in its heavy oil development operations.

During the fourth quarter of 2015, LINN Energy canceled certain of its commodity derivative contracts, consisting of Permian basis swaps for 2016 and 2017, trade month roll swaps for 2016 and 2017, and positions representing oil swaps which could have been extended at counterparty election for 2017. LINN Energy received net cash settlements of approximately $5 million from the cancellations.

Operating Regions

LINN Energy’s properties are located in eight operating regions in the U.S.:

•	Hugoton Basin, which includes properties located in Kansas, the Oklahoma Panhandle and the Shallow Texas Panhandle;

•	Rockies, which includes properties located in Wyoming (Green River, Washakie and Powder River basins), Utah (Uinta Basin), North Dakota (Williston Basin) and Colorado (Piceance Basin);

•	California, which includes properties located in the San Joaquin Valley and Los Angeles basins;

•	TexLa, which includes properties located in east Texas and north Louisiana;

•	Mid-Continent, which includes Oklahoma properties located in the Anadarko and Arkoma basins, as well as waterfloods in the Central Oklahoma Platform;

•	Michigan/Illinois, which includes properties located in the Antrim Shale formation in north Michigan and oil properties in south Illinois;

•	Permian Basin, which includes properties located in west Texas and southeast New Mexico; and

•	South Texas.

Hugoton Basin

The Hugoton Basin is a large oil and natural gas producing area located in southwest Kansas extending through the Oklahoma Panhandle into the central portion of the Texas Panhandle. LINN Energy’s Kansas and Oklahoma Panhandle properties primarily produce from the Council Grove and Chase formations at depths ranging from 2,200 feet to 3,100 feet and its Texas properties in the basin primarily produce from the Brown Dolomite formation at depths of approximately 3,200 feet. LINN Energy’s properties in this region are primarily mature, low-decline natural gas wells.

To more efficiently transport its natural gas in the Texas Panhandle to market, LINN Energy owns and operates a network of natural gas gathering systems comprised of approximately 665 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area. LINN Energy also operates two natural gas processing plants in southwest Kansas. LINN Energy owns the Jayhawk natural gas processing plant with capacity of approximately 450 MMcf/d, and has a 51% operating interest in the Satanta natural gas processing plant with capacity of approximately 220 MMcf/d, allowing it to receive maximum value from the liquids-rich natural gas produced in the area. LINN Energy’s production in the area is delivered to the plants via a system of approximately 3,920 miles of pipeline and related facilities operated by LINN Energy, of which approximately 2,065 miles of pipeline are owned by LINN Energy.

Hugoton Basin proved reserves represented approximately 31% of total proved reserves at December 31, 2015, all of which were classified as proved developed. This region produced approximately 252 MMcfe/d or 21% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $9 million to develop the properties in this region. During 2016, LINN Energy anticipates spending approximately 1% of its total oil and natural gas capital budget for development activities in the Hugoton Basin region.

Rockies

The Rockies region consists of properties located in Wyoming (Green River, Washakie and Powder River basins), northeast Utah (Uinta Basin), North Dakota (Bakken and Three Forks formations in the Williston Basin)

and northwest Colorado (Piceance Basin). Wells in this diverse region produce from both oil and natural gas reservoirs at depths ranging from 1,000 feet to 15,000 feet. LINN Energy’s properties in the Jonah Field located in the Green River Basin of southwest Wyoming produce from the Lance and Mesaverde formations at depths ranging from 8,000 feet to 14,500 feet. LINN Energy’s properties in the Washakie Basin produce at depths ranging from 7,500 feet to 11,500 feet. LINN Energy’s properties in the Powder River Basin consist of a CO2 flood operated by Fleur de Lis Energy, LLC in the Salt Creek Field. LINN Energy’s properties in the Uinta Basin produce at depths ranging from 5,000 feet to 15,000 feet. LINN Energy’s nonoperated properties in the Williston Basin produce at depths ranging from 9,000 feet to 12,000 feet and its properties in the Piceance Basin produce at depths ranging from 7,500 feet to 9,500 feet.

To more efficiently transport its natural gas in the Uinta Basin to market, LINN Energy owns and operates a network of natural gas gathering systems comprised of approximately 845 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area. LINN Energy also owns the Brundage Canyon natural gas processing plant with capacity of approximately 30 MMcf/d.

Rockies proved reserves represented approximately 22% of total proved reserves at December 31, 2015, all of which were classified as proved developed. This region produced approximately 426 MMcfe/d or 35% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $209 million to develop the properties in this region. During 2016, LINN Energy anticipates spending approximately 30% of its total oil and natural gas capital budget for development activities in the Rockies region.

California

The California region consists of properties located in the Midway-Sunset, McKittrick, Poso Creek and South Belridge fields in the San Joaquin Valley Basin as well as the Brea Olinda and Placerita fields in the Los Angeles Basin. The properties in the Midway-Sunset, McKittrick, Placerita, Poso Creek and South Belridge fields produce using thermal enhanced oil recovery methods at depths ranging from 800 feet to 2,000 feet. Thermal production in the San Joaquin Valley Basin is primarily from the Tulare, Potter, Monarch and Diatomite formations, and in the Los Angeles Basin, thermal production is from the upper and lower Kraft formations. The Brea Olinda Field was discovered in 1880 and produces from the shallow Pliocene formation to the deeper Miocene formation at depths ranging from 1,000 feet to 7,500 feet. LINN Energy’s properties in this region are primarily mature, low-decline oil wells.

California proved reserves represented approximately 16% of total proved reserves at December 31, 2015, all of which were classified as proved developed. This region produced approximately 185 MMcfe/d or 16% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $138 million to develop the properties in this region. During 2016, LINN Energy anticipates spending approximately 13% of its total oil and natural gas capital budget for development activities in the California region.

TexLa

The TexLa region consists of properties located in east Texas and north Louisiana and primarily produces natural gas from the Cotton Valley and Travis Peak formations at depths ranging from 7,000 feet to 11,500 feet. Proved reserves for these mature, low-decline producing properties represented approximately 10% of total proved reserves at December 31, 2015, all of which were classified as proved developed. To more efficiently transport its natural gas in east Texas to market, LINN Energy owns and operates a network of natural gas gathering systems comprised of approximately 630 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area. This region produced approximately 82 MMcfe/d or 7% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $35 million to develop properties in this region and approximately $10 million in exploration activity. During 2016, LINN Energy anticipates spending approximately 5% of its total oil and natural gas capital budget for development activities in the TexLa region.

Mid-Continent

The Mid-Continent region consists of properties located in the Anadarko and Arkoma basins in Oklahoma, as well as waterfloods in the Central Oklahoma Platform. In December 2014, LINN Energy completed the sale of its entire position in the Granite Wash and Cleveland plays located in the Texas Panhandle and western Oklahoma. LINN Energy’s properties in this diverse region produce from both oil and natural gas reservoirs at depths ranging from 1,500 feet to 11,000 feet. As of December 31, 2015, LINN Energy’s properties in this region are primarily mature, low-decline oil and natural gas wells.

Mid-Continent proved reserves represented approximately 9% of total proved reserves at December 31, 2015, all of which were classified as proved developed. This region produced approximately 100 MMcfe/d or 8% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $10 million to develop the properties in this region and approximately $10 million in exploration activity. During 2016, LINN Energy anticipates spending approximately 44% of its total oil and natural gas capital budget for development activities in the Mid-Continent region.

Michigan/Illinois

The Michigan/Illinois region consists primarily of natural gas properties in the Antrim Shale formation in north Michigan and oil properties in south Illinois. These wells produce at depths ranging from 600 feet to 4,000 feet. Michigan/Illinois proved reserves represented approximately 7% of total proved reserves at December 31, 2015, all of which were classified as proved developed. To more efficiently transport its natural gas in Michigan to market, LINN Energy owns and operates a network of natural gas gathering systems comprised of approximately 1,480 miles of pipeline and associated compression and metering facilities that connect to numerous sales outlets in the area. This region produced approximately 31 MMcfe/d or 3% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $2 million to develop properties in this region. During 2016, LINN Energy anticipates spending approximately 1% of its total oil and natural gas capital budget for development activities in the Michigan/Illinois region.

Permian Basin

The Permian Basin is one of the largest and most prolific oil and natural gas basins in the U.S. During the second half of 2014, LINN Energy completed divestitures of the majority of its Midland Basin properties, and in August 2015, LINN Energy completed an additional divestiture in this region. LINN Energy’s properties are located in west Texas and southeast New Mexico and primarily produce at depths ranging from 2,000 feet to 12,000 feet, and are primarily mature, low-decline oil and natural gas wells including several waterflood properties located across the basin.

Permian Basin proved reserves represented approximately 3% of total proved reserves at December 31, 2015, all of which were classified as proved developed. This region produced approximately 80 MMcfe/d or 7% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $20 million to develop the properties in this region. During 2016, LINN Energy anticipates spending approximately 2% of its total oil and natural gas capital budget for development activities in the Permian Basin region.

South Texas

The South Texas region consists of a widely diverse set of oil and natural gas properties located in a large area extending from north Houston to the border of Mexico. These wells produce at depths ranging from 2,000 feet to 17,000 feet. Proved reserves for these mature properties, the majority of which are natural gas with associated NGL, represented approximately 2% of total proved reserves at December 31, 2015, all of which were classified as proved developed. This region produced approximately 32 MMcfe/d or 3% of LINN Energy’s 2015 average daily production. During 2015, LINN Energy invested approximately $7 million to develop properties in this region. During 2016, LINN Energy anticipates spending approximately 4% of its total oil and natural gas capital budget for development activities in the South Texas region.

Drilling and Acreage

The following table sets forth the wells drilled during the periods indicated:

	Year Ended December 31,
	2015	2014	2013
Gross wells:
Productive	584	917	557
Dry	5	1	2

	589	918	559

Net development wells:
Productive	302	698	304
Dry	1	1	1

	303	699	305

Net exploratory wells:
Productive	1	—	1
Dry	1	—	—

	2	—	1

There were two lateral segments added to existing vertical wellbores during the year ended December 31, 2015. There were no lateral segments added to existing vertical wellbores during the years ended December 31, 2014, or December 31, 2013. As of December 31, 2015, LINN Energy had 92 gross (7 net) wells in progress (53 gross and 4 net wells were temporarily suspended).

This information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled and the quantities or economic value of reserves found. Productive wells are those that produce commercial quantities of oil, natural gas or NGL, regardless of whether they generate a reasonable rate of return.

The following table sets forth information about LINN Energy’s drilling locations and net acres of leasehold interests as of December 31, 2015:

Total (1)
Proved undeveloped	—
Other locations	5,631

Total drilling locations	5,631

Leasehold interests—net acres (in thousands)	3,575

(1)	Does not include optimization projects.

As a result of the uncertainty regarding LINN Energy’s future commitment to capital, LINN Energy reclassified all of its proved undeveloped reserves (“PUDs”) to unproved as of December 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details regarding LINN Energy’s going concern uncertainty. As of December 31, 2015, LINN Energy had identified 5,631 unproved drilling locations (specific drilling locations as to which DeGolyer and MacNaughton has not assigned any proved reserves) on acreage that LINN Energy has under existing leases. Successful development wells frequently result in the reclassification of adjacent lease acreage from unproved to proved. The number of unproved drilling locations that will be reclassified as proved drilling locations will depend on LINN Energy’s drilling program, its commitment to capital and commodity prices.

Productive Wells

The following table sets forth information relating to the productive wells in which LINN Energy owned a working interest as of December 31, 2015. Productive wells consist of producing wells and wells capable of production, including wells awaiting pipeline or other connections to commence deliveries. The number of wells below does not include approximately 2,620 gross productive wells in which LINN Energy owns a royalty interest only.

	Natural Gas Wells		Oil Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net
Operated (1)	11,949	10,662	7,345	7,000	19,294	17,662
Nonoperated (2)	4,872	1,892	2,642	307	7,514	2,199

	16,821	12,554	9,987	7,307	26,808	19,861

(1)	LINN Energy had 32 operated wells with multiple completions at December 31, 2015.
(2)	LINN Energy had 20 nonoperated wells with multiple completions at December 31, 2015.

Developed and Undeveloped Acreage

The following table sets forth information relating to leasehold acreage as of December 31, 2015:

	Developed Acreage		Undeveloped Acreage		Total Acreage
	Gross	Net	Gross	Net	Gross	Net
	(in thousands)
Leasehold acreage	4,608	3,212	584	363	5,192	3,575

Future Acreage Expirations

If production is not established or LINN Energy takes no other action to extend the terms of the related leases, undeveloped acreage will expire over the next three years as follows:

	2016		2017		2018
	Gross	Net	Gross	Net	Gross	Net
	(in thousands)
Leasehold acreage	35	20	155	91	54	50

LINN Energy’s investment in developed and undeveloped acreage comprises numerous leases. The terms and conditions under which LINN Energy maintains exploration or production rights to the acreage are property-specific, contractually defined and vary significantly from property to property. Work programs are designed to ensure that the exploration potential of any property is fully evaluated before expiration. In some instances, LINN Energy may elect to relinquish acreage in advance of the contractual expiration date if the evaluation process is complete and there is not a business basis for extension. In cases where additional time may be required to fully evaluate acreage, LINN Energy has generally been successful in obtaining extensions. LINN Energy utilizes various methods to manage the expiration of leases, including drilling the acreage prior to lease expiration or extending lease terms. LINN Energy currently has no plans to develop or extend the lease terms on the majority of the acreage related to leases that are due to expire in 2016.

Production, Price and Cost History

LINN Energy’s natural gas production is primarily sold under market-sensitive contracts that are typically priced at a differential to the published natural gas index price for the producing area due to the natural gas quality and the proximity to major consuming markets. LINN Energy’s natural gas production is sold to purchasers under percentage-of-proceeds contracts, percentage-of-index contracts or spot price contracts. Under percentage-of-proceeds contracts, LINN Energy receives a percentage of the resale price received by the purchaser for sales of residual natural gas and NGL recovered after transportation and processing of natural gas. These purchasers sell the residual natural gas and NGL based primarily on spot market prices. Under percentage-of-index contracts, LINN Energy receives a price for natural gas and NGL based on indexes published for the producing area. Although exact percentages vary daily, as of December 31, 2015, approximately 90% of LINN Energy’s natural gas and NGL production was sold under short-term contracts at market-sensitive or spot prices. In certain circumstances, LINN Energy has entered into natural gas processing contracts whereby the residual natural gas is sold under short-term contracts but the related NGL are sold under long-term contracts. In all such cases, the residual natural gas and NGL are sold at market-sensitive index prices. As of December 31, 2015, LINN Energy had natural gas delivery commitments under a long-term contract of approximately 15 Bcf to be delivered each year through 2018 and approximately 2 Bcf to be delivered in 2019. In addition, LINN Energy had NGL delivery commitments under long-term contracts of approximately 5,279 MBbls and 4,180 MBbls to be delivered in 2016 and 2017, respectively, and approximately 1,000 MBbls to be delivered in each subsequent year through 2022.

LINN Energy’s oil production is primarily sold under market-sensitive contracts that are typically priced at a differential to the New York Mercantile Exchange (“NYMEX”) price or at purchaser posted prices for the producing area, and as of December 31, 2015, approximately 90% of its oil production was sold under short-term contracts. As of December 31, 2015, LINN Energy had oil delivery commitments under long-term contracts of approximately 3,400 MBbls to be delivered by June 2018.

LINN Energy’s natural gas is transported through its own and third-party gathering systems and pipelines. LINN Energy incurs processing, gathering and transportation expenses to move its natural gas from the wellhead to a purchaser-specified delivery point. These expenses vary based on the volume, distance shipped and the fee charged by the third-party processor or transporter. In connection with the Berry acquisition, LINN Energy assumed certain firm transportation contracts on interstate and intrastate pipelines entered into by Berry to assure the delivery of its natural gas to market. These commitments generally require a minimum monthly charge regardless of whether the contracted capacity is used or not. LINN Energy is negatively impacted by the minimum monthly charge for the Rockies Express, Wyoming Interstate Company and Ruby pipelines. LINN Energy somewhat mitigates this impact through various marketing arrangements.

The following table sets forth information about material long-term firm transportation contracts for pipeline capacity as of December 31, 2015:

Pipeline	From	To	Quantity	Term	Demand Charge per MMBtu		Remaining Contractual Obligations
			(avg. MMBtu/d)				(in thousands)
Rockies Express Pipeline	Meeker, CO	Clarington, OH	25,000	2/2008 to 1/2018	1.13	(1)	$21,558
Rockies Express Pipeline	Meeker, CO	Clarington, OH	10,000	6/2009 to 11/2019	1.09	(1)	15,427
Questar Pipeline	Chipeta Plant, UT	Various UT locations	6,200	2/2013 to 2/2021	0.17		1,559
Ruby Pipeline	Opal, WY	Malin, OR	37,857	8/2011 to 7/2021	0.95		73,292
Wyoming Interstate Company Pipeline	Meeker, CO	Opal, WY	37,857	8/2011 to 7/2021	0.31		23,662
Questar Pipeline	Chipeta Plant, UT	Goshen, UT	5,000	9/2003 to 10/2022	0.26		3,209
Questar Pipeline	Brundage Canyon, UT	Chipeta Plant, UT	15,640	9/2013 to 8/2023	0.17		8,274

Total							$146,981

(1)	Based on weighted average cost.

The following table sets forth information regarding average daily production, total production, average prices and average costs for each of the years indicated:

	Year Ended December 31,
	2015	2014	2013
Average daily production:
Natural gas (MMcf/d)	642	572	443
Oil (MBbls/d)	62.4	72.9	33.5
NGL (MBbls/d)	28.6	33.5	29.7
Total (MMcfe/d)	1,188	1,210	822
Total production:
Natural gas (MMcf)	234,340	208,608	161,550
Oil (MBbls)	22,782	26,606	12,239
NGL (MBbls)	10,426	12,240	10,839
Total (MMcfe)	433,586	441,684	300,015
Weighted average prices: (1)
Natural gas (Mcf)	$2.57	$4.29	$3.62
Oil (Bbl)	$43.16	$86.28	$94.15
NGL (Bbl)	$13.45	$34.40	$30.96
Average NYMEX prices:
Natural gas (MMBtu)	$2.66	$4.41	$3.65
Oil (Bbl)	$48.80	$93.00	$97.97
Costs per Mcfe of production:
Lease operating expenses	$1.42	$1.82	$1.24
Transportation expenses	$0.51	$0.47	$0.43
General and administrative expenses (2)	$0.68	$0.66	$0.79
Depreciation, depletion and amortization	$1.86	$2.43	$2.76
Taxes, other than income taxes	$0.42	$0.61	$0.46

(1)	Does not include the effect of gains (losses) on derivatives.
(2)	General and administrative expenses for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, include approximately $47 million, $45 million and $37 million, respectively, of noncash unit-based compensation expenses.

The following table sets forth information regarding production volumes for fields with greater than 15% of LINN Energy’s total proved reserves for each of the years indicated:

	Year Ended December 31,
	2015	2014	2013
Total production:
Hugoton Basin Field:
Natural gas (MMcf)	58,125	36,738	25,929
Oil (MBbls)	21	16	2
NGL (MBbls)	3,875	2,572	2,336
Total (MMcfe)	81,502	52,263	39,958
Green River Basin Field:
Natural gas (MMcf)	*	*	42,531
Oil (MBbls)	*	*	364
NGL (MBbls)	*	*	1,124
Total (MMcfe)	*	*	51,458

*	Represented less than 15% of LINN Energy’s total proved reserves for the year indicated.

Steaming Operations

Certain of LINN Energy’s California assets consist of heavy crude oil, which requires heat, supplied in the form of steam, injected into the oil producing formations to reduce the oil viscosity, thereby allowing the oil to flow to the wellbore for production. LINN Energy utilizes cyclic steam and/or steam flood recovery methods on these assets.

LINN Energy’s use of these oil recovery methods exposes it to certain annual greenhouse gas emissions obligations in California. The state provides for a certain number of free allowances to offset a portion of the projected emissions. The remainder of the allowances must be purchased at any of the California carbon allowance auctions held in February, May, August and November of each year or in over-the-counter transactions. LINN Energy believes it has met its obligations for the year ended December 31, 2015.

Cogeneration Steam Supply

LINN Energy believes one of the primary methods to keep steam costs low is through the ownership and efficient operation of three cogeneration facilities located on its properties. These cogeneration facilities include a 38 megawatt (“MW”) facility and an 18 MW facility located in the Midway-Sunset Field and a 42 MW facility located in the Placerita Field. Cogeneration, also called combined heat and power, extracts energy from the exhaust of a turbine to produce steam and increases the efficiency of the combined process.

Conventional Steam Generation

LINN Energy also owns 79 fully permitted conventional steam generators. The number of generators operated at any point in time is dependent on the steam volume required to achieve LINN Energy’s targeted production and the price of natural gas compared to the realized price of crude oil sold. Ownership of these varied steam generation facilities and sources allows for maximum operational control over the steam supply, location and, to some extent, the aggregated cost of steam generation. LINN Energy’s steam supply and flexibility are crucial for the maximization of California thermally enhanced heavy oil production, cost control and ultimate oil recovery. The natural gas LINN Energy purchases to generate steam and electricity is primarily based on California price indexes. LINN Energy pays distribution/transportation charges for the delivery of natural gas to its various locations where it uses the natural gas for steam generation purposes. In some cases, this transportation cost is embedded in the price of the natural gas LINN Energy purchases.

Electricity

Generation

The total average electrical generation capacity of LINN Energy’s three cogeneration facilities, which are centrally located on certain of its oil producing properties, was approximately 90 MW for the year ended December 31, 2015. The steam generated by each facility is capable of being delivered to numerous wells that require steam for the enhanced oil recovery process. The sole purpose of the cogeneration facilities is to reduce the steam costs in LINN Energy’s heavy oil operations and secure operating control of the respective steam generation. Expenses of operating the cogeneration plants are analyzed regularly to determine whether they are advantageous versus conventional steam generators.

Cogeneration costs are allocated between electricity generation and oil and natural gas operations based on the conversion efficiency (of fuel to electricity and steam) of each cogeneration facility and certain direct costs to produce steam. Cogeneration costs allocated to electricity will vary based on, among other factors, the thermal efficiency of LINN Energy’s cogeneration plants, the price of natural gas used for fuel in generating electricity and steam, and the terms of LINN Energy’s power contracts. LINN Energy views any profit or loss from the generation of electricity as a decrease or increase, respectively, to its total cost of producing heavy oil in California.

Reserve Data

Proved Reserves

The following table sets forth estimated proved oil, natural gas and NGL reserves and the standardized measure of discounted future net cash flows at December 31, 2015, based on reserve reports prepared by independent engineers, DeGolyer and MacNaughton:

Estimated proved developed reserves:
Natural gas (Bcf)	2,619
Oil (MMBbls)	197
NGL (MMBbls)	114
Total (Bcfe)	4,488
Estimated proved undeveloped reserves:
Natural gas (Bcf)	—
Oil (MMBbls)	—
NGL (MMBbls)	—
Total (Bcfe)	—
Estimated total proved reserves:
Natural gas (Bcf)	2,619
Oil (MMBbls)	197
NGL (MMBbls)	114
Total (Bcfe)	4,488
Proved developed reserves as a percentage of total proved reserves	100%
Standardized measure of discounted future net cash flows (in millions) (1)	$3,034
Representative NYMEX prices: (2)
Natural gas (MMBtu)	2.59
Oil (Bbl)	$50.16

(1)	This measure is not intended to represent the market value of estimated reserves.
(2)	In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

During the year ended December 31, 2015, LINN Energy’s PUDs decreased to zero from 1,486 Bcfe at December 31, 2014. The decrease was due to 1,359 Bcfe of negative revisions (728 Bcfe due to lower commodity prices, 349 Bcfe due to uncertainty regarding LINN Energy’s future commitment to capital and 302 Bcfe due to the SEC five-year development limitation on PUDs, partially offset by 20 Bcfe of positive revisions due to asset performance), 105 Bcfe of PUDs developed during 2015 and 22 Bcfe related to 2015 divestitures. During the year ended December 31, 2015, LINN Energy incurred approximately $159 million in capital expenditures to convert the 105 Bcfe of reserves that were classified as PUDs at December 31, 2014, to proved developed reserves.

As a result of the uncertainty regarding LINN Energy’s future commitment to capital, LINN Energy reclassified all of its PUDs to unproved as of December 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details regarding LINN Energy’s going concern uncertainty.

Reserve engineering is inherently a subjective process of estimating underground accumulations of oil, natural gas and NGL that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil, natural gas and NGL that are ultimately recovered. Future prices received for production may vary, perhaps significantly, from the prices assumed for the purposes of estimating the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows should not be construed as the market value of the reserves at the dates shown. The 10% discount factor required to be used under the provisions of applicable accounting standards may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with LINN Energy or the oil and natural gas industry. The standardized measure of discounted future net cash flows is materially affected by assumptions regarding the timing of future production, which may prove to be inaccurate.

The reserve estimates reported herein were prepared by independent engineers, DeGolyer and MacNaughton. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future production rates, future net revenue and the present value of such future net revenue, based in part on data provided by LINN Energy. When preparing the reserve estimates, the independent engineering firm did not independently verify the accuracy and completeness of the information and data furnished by LINN Energy with respect to ownership interests, production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of their work, something came to their attention that brought into question the validity or sufficiency of any such information or data, they did not rely on such information or data until they had satisfactorily resolved their questions relating thereto. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years. The independent engineering firm also prepared estimates with respect to reserve categorization, using the definitions of proved reserves set forth in Regulation S-X Rule 4-10(a) and subsequent SEC staff interpretations and guidance.

LINN Energy’s internal control over the preparation of reserve estimates is a process designed to provide reasonable assurance regarding the reliability of LINN Energy’s reserve estimates in accordance with SEC regulations. The preparation of reserve estimates was overseen by LINN Energy’s Corporate Reserves Manager, who has Master of Petroleum Engineering and Master of Business Administration degrees and more than 30 years of oil and natural gas industry experience. The reserve estimates were reviewed and approved by LINN Energy’s senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see “LINN Energy Consolidated Financial Statements—Supplemental Oil and Natural Gas Data (Unaudited).” LINN Energy has not filed reserve estimates with any federal authority or agency, with the exception of the SEC.

Operational Overview

General

LINN Energy generally seeks to be the operator of its properties so that it can develop drilling programs and optimization projects intended to not only replace production, but add value through reserve and production growth and future operational synergies. Many of LINN Energy’s wells are completed in multiple producing zones with commingled production and long economic lives.

Principal Customers

For the year ended December 31, 2015, sales of oil, natural gas and NGL to Phillips 66 accounted for approximately 12% of LINN Energy’s sales. If LINN Energy were to lose any one of its major oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of its oil and natural gas in that particular purchaser’s service area. If LINN Energy were to lose a purchaser, it believes it could identify a substitute purchaser. However, if one or more of the large purchasers ceased purchasing oil and natural gas altogether, it could have a detrimental effect on the oil and natural gas market in general and on the prices and volumes of oil, natural gas and NGL that LINN Energy is able to sell.

Competition

The oil and natural gas industry is highly competitive. LINN Energy encounters strong competition from other independent operators and master limited partnerships in acquiring properties, contracting for drilling and other related services, and securing trained personnel. LINN Energy is also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and has caused significant price increases. LINN Energy is unable to predict when, or if, such shortages may occur or how they would affect its drilling program.

Operating Hazards and Insurance

The oil and natural gas industry involves a variety of operating hazards and risks that could result in substantial losses from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties, and suspension of operations. LINN Energy may be liable for environmental damages caused by previous owners of property it purchases and leases. As a result, LINN Energy may incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for acquisitions, development or distributions, or result in the loss of properties. In addition, LINN Energy participates in wells on a nonoperated basis and therefore may be limited in its ability to control the risks associated with the operation of such wells.

In accordance with customary industry practices, LINN Energy maintains insurance against some, but not all, potential losses. LINN Energy cannot provide assurance that any insurance it obtains will be adequate to cover any losses or liabilities. LINN Energy has elected to self-insure for certain items for which it has determined that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on LINN Energy’s financial position, results of operations and cash flows. For more information about potential risks that could affect LINN Energy, see “Risk Factors.”

Title to Properties

Prior to the commencement of drilling operations, LINN Energy conducts a title examination and performs curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, LINN Energy is typically responsible for curing any title defects at its expense prior to commencing drilling operations. Prior to completing an acquisition of producing leases, LINN Energy performs title reviews on the most significant leases and, depending on the materiality of properties, LINN Energy may obtain a title opinion or review previously obtained title opinions. As a result, LINN Energy has obtained title opinions on a significant portion of its properties and believes that it has satisfactory title to its producing properties in accordance with standards generally accepted in the industry.

Seasonal Nature of Business

Seasonal weather conditions and lease stipulations can limit the drilling and producing activities and other operations in regions of the U.S. in which LINN Energy operates. These seasonal conditions can pose challenges for meeting the well drilling objectives and increase competition for equipment, supplies and personnel, which could lead to shortages and increase costs or delay operations. For example, LINN Energy operations may be impacted by ice and snow in the winter and by electrical storms and high temperatures in the spring and summer, as well as by wild fires in the fall.

The demand for natural gas typically decreases during the summer months and increases during the winter months. Seasonal anomalies sometimes lessen this fluctuation. In addition, certain natural gas consumers utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can also lessen seasonal demand fluctuations.

Environmental Matters and Regulation

LINN Energy’s operations are subject to stringent federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. LINN Energy’s operations are subject to the same environmental laws and regulations as other companies in the oil and natural gas industry. These laws and regulations may:

•	require the acquisition of various permits before drilling commences;

•	require the installation of expensive pollution control equipment;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on lands located within wilderness, wetlands, areas inhabited by endangered species and other protected areas;

•	require remedial measures to prevent pollution from former operations, such as pit closure and plugging of abandoned wells;

•	impose substantial liabilities for pollution resulting from operations; and

•	require preparation of a Resource Management Plan, an Environmental Assessment, and/or an Environmental Impact Statement with respect to operations affecting federal lands or leases.

These laws, rules and regulations may also restrict the production rate of oil, natural gas and NGL below the rate that would otherwise be possible. The regulatory burden on the industry increases the cost of doing business and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on operating costs.

The environmental laws and regulations applicable to LINN Energy and its operations include, among others, the following U.S. federal laws and regulations:

•	Clean Air Act (“CAA”), and its amendments, which governs air emissions;

•	Clean Water Act, which governs discharges to and excavations within the waters of the U.S.;

•	Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which imposes liability where hazardous releases have occurred or are threatened to occur (commonly known as “Superfund”);

•	Energy Independence and Security Act of 2007, which prescribes new fuel economy standards and other energy saving measures;

•	National Environmental Policy Act, which governs oil and natural gas production activities on federal lands;

•	Resource Conservation and Recovery Act (“RCRA”), which governs the management of solid waste;

•	Safe Drinking Water Act, which governs the underground injection and disposal of wastewater; and

•	U.S. Department of Interior regulations, which impose liability for pollution cleanup and damages.

Various states regulate the drilling for, and the production, gathering and sale of, oil, natural gas and NGL, including imposing production taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of resources. States may regulate rates of production and may establish maximum daily production allowables from natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulations, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of oil, natural gas and NGL that may be produced from LINN Energy’s wells and to limit the number of wells or locations it can drill. The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to occupational safety, resource conservation and equal opportunity employment.

LINN Energy believes that it substantially complies with all current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on its business, financial condition, results of operations or cash flows. Future regulatory issues that could impact LINN Energy include new rules or legislation relating to the items discussed below.

Climate Change

In December 2009, the Environmental Protection Agency (“EPA”) determined that emissions of carbon dioxide, methane and other “greenhouse gases” (“GHG”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA. The EPA has adopted three sets of rules regulating GHG emissions under the CAA, one that requires a reduction in emissions of GHGs from motor vehicles, a second that regulates emissions of GHGs from certain large stationary sources under the CAA’s Prevention of Significant Deterioration and Title V permitting programs, and a third that regulates GHG emissions from fossil fuel-burning power plants. In addition, in September 2015, the EPA published a proposed rule that would update and expand the New Source Performance Standards by setting additional emissions limits for volatile organic compounds and regulating methane emissions for new and modified sources in the oil and gas industry. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the U.S., including, among other things, certain onshore oil and natural gas production facilities, on an annual basis. In addition, in 2015, the U.S. participated in the United Nations Conference on Climate Change, which led to the creation of the Paris Agreement. The Paris Agreement will be open for signing on April 22, 2016, and will require countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. Legislation has from time to time been introduced in Congress that would establish measures restricting GHG emissions in the U.S. At the state level, almost one half of the states, including California, have begun taking actions to control and/or reduce emissions of GHGs. See “California GHG Regulations” below for additional details on current GHG regulations in the state of California.

California GHG Regulations

In October 2006, California adopted the Global Warming Solutions Act of 2006 (“Assembly Bill 32”), which established a statewide “cap and trade” program with an enforceable compliance obligation beginning with 2013 GHG emissions. The program is designed to reduce the state’s GHG emissions to 1990 levels by 2020. Assembly Bill 32 sets maximum limits or caps on total emissions of GHGs from industrial sectors of which LINN Energy is a part, as its California operations emit GHGs. The cap will decline annually through 2020. LINN Energy is required to remit compliance instruments for each metric ton of GHG that it emits, in the form of allowances (each the equivalent of one ton of carbon dioxide) or qualifying offset credits. The availability of allowances will decline over time in accordance with the declining cap, and the cost to acquire such allowances may increase over time. Under Assembly Bill 32, LINN Energy will be granted a certain number of California carbon allowances (“CCA”) and LINN Energy will need to purchase CCAs and/or offset credits to cover the remaining amount of its emissions. Compliance with Assembly Bill 32 could significantly increase LINN Energy’s capital, compliance and operating costs and could also reduce demand for the oil and natural gas LINN Energy produces. LINN Energy’s cost of acquiring compliance instruments in 2015 was approximately $2.00 per barrel of its California production. In the future, the cost to acquire compliance instruments will depend on the market price for such instruments at the time they are purchased, the distribution of cost-free allowances among various industry sectors by the California Air Resources Board and LINN Energy’s ability to limit its GHG emissions and implement cost-containment measures. The cap and trade program is currently scheduled to be in effect through 2020, although it may be continued thereafter.

Hydraulic Fracturing

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing operations have historically been overseen by state regulators as part of their oil and natural gas regulatory programs. However, on May 9, 2014, the EPA announced an advance notice of proposed rulemaking under the Toxic Substances Control Act, relating to chemical substances and mixtures used in oil and natural gas exploration or production. Further, in March 2015, the Department of the Interior’s Bureau of Land Management (“BLM”) adopted a rule requiring, among other things, public disclosure to the BLM of chemicals used in hydraulic fracturing operations after fracturing operations have been completed and would strengthen standards for well-bore integrity and management of fluids that return to the surface during and after fracturing operations on federal and Indian lands. In September 2015, a federal district judge in Wyoming, in litigation pursued by several states, industry associations and an Indian tribe, granted a preliminary injunction against BLM’s enforcement of the new rule; the litigation remains pending. In addition, legislation has been introduced before Congress that would provide for federal regulation of hydraulic fracturing and would require disclosure of the chemicals used in the fracturing process. If enacted, these or similar bills could result in additional permitting requirements for hydraulic fracturing operations as well as various restrictions on those operations. These permitting requirements and restrictions could result in delays in operations at well sites and also increased costs to make wells productive.

There may be other attempts to further regulate hydraulic fracturing under the Safe Drinking Water Act, the Toxic Substances Control Act and/or other regulatory mechanisms. President Obama created the Interagency Working Group on Unconventional Natural Gas and Oil by Executive Order on April 13, 2012, which is charged with coordinating and aligning federal agency research and scientific studies on unconventional natural gas and oil resources. Moreover, some states and local governments have adopted, and other states and local governments are considering adopting, regulations that could restrict hydraulic fracturing in certain circumstances. For example, both Texas and Louisiana have adopted disclosure regulations requiring varying degrees of disclosure of the constituents in hydraulic fracturing fluids. In addition, the regulation or prohibition of hydraulic fracturing is the subject of significant political activity in a number of jurisdictions, some of which have resulted in tighter regulation (including, most recently, new regulations in California requiring a permit to conduct well stimulation), bans, and/or recognition of local government authority to implement such restrictions. In many instances, litigation has ensued, some of which remains pending. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could make it more difficult or costly for LINN Energy to perform fracturing to stimulate production from tight formations. In addition, any such added regulation could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect LINN Energy’s revenues, results of operations and net cash provided by operating activities.

LINN Energy uses a significant amount of water in its hydraulic fracturing operations. LINN Energy’s inability to locate sufficient amounts of water, or dispose of or recycle water used in its drilling and production operations, could adversely impact its operations. Moreover, new environmental initiatives and regulations could include restrictions on LINN Energy’s ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the development or production of natural gas.

Finally, in some instances, the operation of underground injection wells has been alleged to cause earthquakes. Such issues have sometimes led to orders prohibiting continued injection in certain wells identified as possible sources of seismic activity. Such concerns also have resulted in stricter regulatory requirements in some jurisdictions relating to the location and operation of underground injection wells. Future orders or regulations addressing concerns about seismic activity from well injection could affect LINN Energy, either directly or indirectly, depending on the wells affected.

Endangered Species Act

The federal Endangered Species Act (“ESA”) restricts activities that may affect endangered and threatened species or their habitats. Some of LINN Energy’s operations may be located in areas that are designated as habitats for endangered or threatened species. LINN Energy believes that it is currently in substantial compliance with the ESA. However, the designation of previously unprotected species as being endangered or threatened could cause LINN Energy to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

Air Emissions

On August 15, 2012, the EPA issued final rules that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants (“NESHAP”) programs. The EPA rules include NSPS standards for completions of hydraulically fractured natural gas wells. These standards require operators to capture the gas from natural gas well completions and make it available for use or sale, which can be done through the use of green completions. The standards are applicable to newly fractured wells and existing wells that are refractured. Further, the finalized regulations also establish specific new requirements for emissions from compressors, controllers, dehydrators, storage tanks, gas processing plants and certain other equipment. The EPA amended these rules in December 2014 to specify requirements for different flowback stages and to expand the rules to cover more storage vessels, among other changes. These rules may require changes to LINN Energy’s operations, including the installation of new equipment to control emissions.

LINN Energy’s costs for environmental compliance may increase in the future based on new environmental regulations. For example, in September 2015, the EPA published proposed rules that would “aggregate” certain oil and gas production facilities for purposes of determining the applicability of certain CAA regulatory requirements. In January 2016, the BLM proposed rules to require additional efforts by producers to reduce venting, flaring and leaking of natural gas produced on federal and Native American lands.

Natural Gas Sales and Transportation

Section 1(b) of the Natural Gas Act (“NGA”) exempts natural gas gathering facilities from regulation by the Federal Energy Regulatory Commission (“FERC”) as a natural gas company under the NGA. LINN Energy believes that the natural gas pipelines in its gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company, but the status of these lines has never been challenged before FERC. The distinction between FERC-regulated transmission services and federally unregulated gathering services is subject to change based on future determinations by FERC, the courts, or Congress, and application of existing FERC policies to individual factual circumstances. Accordingly, the classification and regulation of some of LINN Energy’s natural gas gathering facilities may be subject to challenge before FERC or subject to change based on future determinations by FERC, the courts, or Congress. In the event LINN Energy’s gathering facilities are reclassified to FERC-regulated transmission services, it may be required to charge lower rates and its revenues could thereby be reduced.

FERC requires certain participants in the natural gas market, including natural gas gatherers and marketers which engage in a minimum level of natural gas sales or purchases, to submit annual reports regarding those transactions to FERC. Should LINN Energy fail to comply with this requirement or any other applicable FERC-administered statute, rule, regulation or order, it could be subject to substantial penalties and fines.

Pipeline Safety Regulations

The U.S. Department of Transportation’s Pipeline and Hazardous Materials Safety Administration (“PHMSA”) regulates safety of oil and natural gas pipelines, including, with some specific exceptions, oil and natural gas gathering lines. From time to time, PHMSA, the courts, or Congress may make determinations that affect PHMSA’s regulations or their applicability to LINN Energy’s pipelines. These determinations may affect the costs LINN Energy incurs in complying with applicable safety regulations.

Future Impacts and Current Expenditures

LINN Energy cannot predict how future environmental laws and regulations may impact its properties or operations. For the year ended December 31, 2015, LINN Energy did not incur any material capital expenditures for installation of remediation or pollution control equipment at any of its facilities. LINN Energy is not aware of any environmental issues or claims that will require material capital expenditures during 2016 or that will otherwise have a material impact on its financial position, results of operations or cash flows.

Employees

As of December 31, 2015, LINN Energy employed approximately 1,760 personnel. None of the employees are represented by labor unions or covered by any collective bargaining agreement. LINN Energy believes that its relationship with its employees is satisfactory.

Principal Executive Offices

LINN Energy is a Delaware limited liability company with headquarters in Houston, Texas. The principal executive offices are located at 600 Travis, Suite 5100, Houston, Texas 77002. The main telephone number is (281) 840-4000.

Company Website

LINN Energy’s internet website is www.linnenergy.com. LINN Energy makes available free of charge on or through its website Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after LINN Energy electronically files such material with, or furnishes it to, the SEC. Information on LINN Energy’s website should not be considered a part of, or incorporated by reference into, this prospectus/offer to exchange.

The SEC maintains an internet website that contains these reports at www.sec.gov. Any materials that LINN Energy files with the SEC may be read or copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information concerning the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330.

Properties

Information concerning proved reserves, production, wells, acreage and related matters are contained in “Business.”

LINN Energy’s obligations under its Credit Facilities and senior secured second lien notes are secured by mortgages on a substantial majority of its oil and natural gas properties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 6 for additional details about the Credit Facilities and senior secured second lien notes.

Offices

LINN Energy’s principal corporate office is located at 600 Travis, Suite 5100, Houston, Texas 77002. LINN Energy maintains additional offices in California, Colorado, Illinois, Kansas, Louisiana, Michigan, New Mexico, Oklahoma, Texas, Utah and Wyoming.

Legal Proceedings

For certain statewide class action royalty payment disputes where a reserve has not yet been established, LINN Energy has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the courts, will result in no loss to LINN Energy. In addition, LINN Energy is involved in various other disputes arising in the ordinary course of business. LINN Energy is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

RISK FACTORS

LINN Energy’s business has many risks. Factors that could materially adversely affect LINN Energy’s business, financial condition, operating results or liquidity and the trading price of LINN Energy’s units are described below. This information should be considered carefully, together with other information in this prospectus/offer to exchange and other reports and materials LINN Energy files with the SEC.

If LINN Energy is unable to repay or refinance its existing and future debt as it becomes due, whether at maturity or as a result of acceleration, LINN Energy may be unable to continue as a going concern.

LINN Energy has significant indebtedness under its May 2019 senior notes, November 2019 senior notes, April 2020 senior notes, Berry November 2020 senior notes, December 2020 senior secured second lien notes, February 2021 senior notes, September 2021 senior notes and Berry September 2022 senior notes (collectively, “Notes”) and LINN Energy’s Credit Facilities. As of February 29, 2016, LINN Energy had an aggregate amount of approximately $9.3 billion outstanding under its Notes and its Credit Facilities (with additional borrowing capacity of less than $1 million). As a result of its indebtedness, LINN Energy uses a significant portion of its cash flow to pay interest and principal (when due) on its Notes and Credit Facilities, which reduces the cash available to finance LINN Energy’s operations and other business activities and limits its flexibility in planning for or reacting to changes in its business and the industry in which it operates.

Based on its current estimates and expectations for commodity prices in 2016, LINN Energy does not expect to remain in compliance with all of the restrictive covenants contained in its Credit Facilities throughout 2016 unless those requirements are waived or amended. Additionally, the borrowing bases under LINN Energy’s Credit Facilities are subject to redeterminations in April 2016. Because the Credit Facilities are effectively fully drawn, any reduction in the borrowing bases would require LINN Energy to make mandatory prepayments to the extent existing indebtedness exceeds the new borrowing bases. LINN Energy also has substantial interest payments due during the next twelve months on the Notes and the Credit Facilities. If LINN Energy fails to satisfy its obligations with respect to its indebtedness or fail to comply with the financial and other restrictive covenants contained in its Credit Facilities or the indentures governing its Notes, an Event of Default (as defined in the applicable agreements) could result, which would permit acceleration of the indebtedness under certain circumstances and could result in an Event of Default and acceleration of LINN Energy’s other debt and permit LINN Energy’s secured lenders to foreclose on any of LINN Energy’s assets securing such debt. Any accelerated debt would become immediately due and payable.

While LINN Energy will attempt to take appropriate mitigating actions to refinance any indebtedness prior to its maturity or otherwise extend the maturity dates, and to cure any potential defaults, there is no assurance that any particular actions with respect to refinancing existing indebtedness, extending the maturity of existing indebtedness or curing potential defaults in LINN Energy’s existing and future debt agreements will be sufficient. The uncertainty associated with LINN Energy’s ability to meet its obligations as they become due raises substantial doubt about its ability to continue as a going concern. The report of LINN Energy’s independent registered public accounting firm that accompanies its audited consolidated financial statements in its Annual Report on Form 10-K contains an explanatory paragraph regarding the substantial doubt about LINN Energy’s ability to continue as a going concern.

LINN Energy is currently in default under the LINN Energy Credit Facility and the Second Lien Indenture.

Under the LINN Energy Credit Facility, LINN Energy is required to deliver audited consolidated financial statements without a going concern or like qualification or explanation. Because the audit report prepared by LINN Energy’s auditors with respect to the consolidated financial statements includes such going concern explanation, LINN Energy is currently in default under the LINN Energy Credit Facility.

If LINN Energy is unable to obtain a waiver or other suitable relief from the lenders under the LINN Energy Credit Facility prior to the expiration of the 30 day grace period, an Event of Default will result and the lenders holding a majority of the commitments under the LINN Energy Credit Facility could accelerate the outstanding indebtedness, which would make it immediately due and payable. If LINN Energy is unable to obtain a waiver from or otherwise reach an agreement with the lenders under the LINN Energy Credit Facility and the indebtedness under the LINN Energy Credit Facility is accelerated, then an Event of Default under LINN Energy’s senior notes and second lien notes would occur, which, if it continues beyond any applicable cure periods, would, to the extent the applicable lenders so elect, result in the acceleration of those obligations. Furthermore, an Event of Default under the LINN Energy Credit Facility will also result in an Event of Default under the Berry Credit Facility, which in the absence of a waiver or other suitable relief and upon the election of the agent or lenders holding a majority of commitments under the Berry Credit Facility would result in the acceleration of indebtedness under the Berry Credit Facility. Such Event of Default would trigger an Event of Default under the Berry senior notes. If such Event of Default continues beyond any applicable cure periods, such Event of Default would result in an acceleration of the Berry senior notes.

Additionally, the Second Lien Indenture required LINN Energy to deliver mortgages by February 18, 2016, subject to a 45 day grace period. LINN Energy elected to exercise its right to the grace period and not deliver the mortgages, and as a result, LINN Energy is currently in default under the Second Lien Indenture. If LINN Energy does not deliver the mortgages within the 45 day grace period or is otherwise unable to obtain a waiver or other suitable relief from the holders under the Second Lien Indenture prior to the expiration of the 45 day grace period, an Event of Default (as defined in the Second Lien Indenture) will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of the second lien notes so elect would accelerate the second lien notes causing them to be immediately due and payable.

An Event of Default under the Second Lien Indenture triggers a cross-default under the LINN Energy Credit Facility and Berry Credit Facility and, as discussed above, if the applicable lenders so elect would result in acceleration under the LINN Energy Credit Facility and Berry Credit Facility. In addition, as discussed above, an acceleration of the obligations under the Second Lien Indenture or LINN Energy Credit Facility would trigger a cross-default to LINN Energy’s senior notes and if the applicable lenders so elect would result in a cross-acceleration under LINN Energy’s senior notes, and an acceleration of the Berry Credit Facility if the applicable lenders so elect would result in cross-acceleration under the Berry senior notes.

If lenders, and subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. LINN Energy is currently in discussions with various stakeholders and are pursuing or considering a number of actions, but there can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed to meet certain obligations, and LINN Energy could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code.

In addition, LINN Energy expects the audit report Berry will receive with respect to its financial statements to contain an explanatory paragraph expressing uncertainty as to its ability to continue as a going concern, which would constitute a default under the Berry Credit Facility. If Berry does not obtain a waiver or other suitable relief from the lenders under the Berry Credit Facility before the expiration of the 30 day grace period, there will be an Event of Default under the Berry Credit Facility. If an Event of Default occurs under the Berry Credit Facility, the lenders holding a majority of the commitments could accelerate the loans outstanding under the Berry Credit Facility, which would in turn trigger cross-acceleration rights under the LINN Energy Credit Facility and the indentures governing the Notes.

LINN Energy may seek the protection of the Bankruptcy Court which may harm LINN Energy’s business and place equity holders at significant risk of losing all of their investment in LINN Energy.

LINN Energy has engaged financial and legal advisors to assist LINN Energy in, among other things, analyzing various strategic alternatives to address LINN Energy’s liquidity and capital structure, including strategic and refinancing alternatives through a private restructuring. However, a filing under Chapter 11 of the

U.S. Bankruptcy Code (“Chapter 11”) may be unavoidable. Seeking Bankruptcy Court protection could have a material adverse effect on LINN Energy’s business, financial condition, results of operations and liquidity. As long as a Chapter 11 proceeding continues, LINN Energy’s senior management would be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on LINN Energy’s business operations. Bankruptcy Court protection also might make it more difficult to retain management and other key personnel necessary to the success and growth of LINN Energy’s business. Also during the Chapter 11 proceedings, LINN Energy’s ability to enter into new commodity derivatives covering additional estimated future production would be dependent upon either entering into unsecured hedges or obtaining Bankruptcy Court approval to enter into secured hedges. Furthermore, counterparties under LINN Energy’s existing hedge transactions may elect to terminate those transactions in connection with a bankruptcy filing without LINN Energy’s consent.

LINN Energy has a significant amount of indebtedness that is senior to its units in LINN Energy’s capital structure. As a result, LINN Energy believes that seeking Bankruptcy Court protection under a Chapter 11 proceeding could cause its units to be canceled, result in a limited recovery for unitholders, if any, and place current equity holders at significant risk of losing all of their investment in LINN Energy.

Any reduction of the borrowing bases under LINN Energy’s Credit Facilities will require LINN Energy to repay that portion of indebtedness that exceeds the new borrowing bases under its Credit Facilities earlier than anticipated, which will adversely impact LINN Energy’s liquidity.

As of February 29, 2016, total borrowings (including outstanding letters of credit) under the LINN Energy Credit Facility were $3.6 billion with no remaining availability. Total borrowings under the Berry Credit Facility were approximately $899 million with less than $1 million available. Each of LINN Energy’s Credit Facilities is subject to scheduled redeterminations of its borrowing base, semi-annually in April and October, based primarily on reserve reports using lender commodity price expectations at such time. Additionally, the lenders under the LINN Energy Credit Facility have the ability to request an interim redetermination of the borrowing base once per calendar year and the lenders under the Berry Credit Facility have the ability to request an interim redetermination of the borrowing base once between scheduled redeterminations. Continued low commodity prices, reductions in LINN Energy’s capital budget and the resulting reserve write-downs, along with the maturity schedule of LINN Energy’s hedges, are expected to adversely impact future redeterminations.

Because the Credit Facilities are effectively fully drawn, any reduction in the Credit Facilities’ borrowing bases will require LINN Energy or Berry to make mandatory prepayments under the Credit Facilities to the extent existing indebtedness under the Credit Facilities exceeds the new borrowing bases. Although it is not required to, LINN Energy may choose to contribute or otherwise provide cash to Berry or post restricted cash on Berry’s behalf, which would reduce LINN Energy’s liquidity position. LINN Energy may have insufficient cash on hand to be able to make mandatory prepayments under the Credit Facilities. Any failure to repay indebtedness in excess of LINN Energy’s borrowing bases in accordance with the terms of the Credit Facilities would constitute an Event of Default under the Credit Facilities. Such Event of Default would permit LINN Energy’s lenders to accelerate the debt, which, if actually accelerated, would become immediately due and payable and could result in a cross-default and cross-acceleration under LINN Energy’s other outstanding indebtedness, and could permit LINN Energy’s secured lenders to foreclose on any of its assets securing such indebtedness.

LINN Energy’s ability to comply with financial covenants and ratios in its Credit Facilities and the indentures governing the Notes is affected by events beyond LINN Energy’s control, including, among other things, continued low commodity prices. Absent a waiver or amendment, failure to meet these covenants and ratios could result in a default and potentially an acceleration of LINN Energy’s existing indebtedness.

The Credit Facilities require LINN Energy to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Based on current estimates and expectations for commodity prices in 2016, LINN Energy does not expect to remain in compliance with all of the financial covenants and ratios throughout

2016 unless those requirements are waived or amended. LINN Energy’s inability to comply with the required financial ratios will, if not amended or waived, result in a default under the Credit Facilities.

In addition, the LINN Energy Credit Facility requires delivery of audited consolidated financial statements without a going concern or like qualification or explanation to the lenders no later than 90 days after the end of LINN Energy’s fiscal year. Due to delivery of the audit report with such going concern explanation, LINN Energy is in default under the LINN Energy Credit Facility. While the audit opinion is as of December 31, 2015, the default under the LINN Energy Credit Facility does not occur until LINN Energy has failed to deliver an audit opinion without a going concern or like qualification or explanation, which is the filing date.

A default under the Credit Facilities, if not cured or waived, could result in an Event of Default which permits the acceleration of all indebtedness outstanding thereunder. The accelerated debt would become immediately due and payable, which would in turn trigger cross-acceleration under LINN Energy’s other debt. In addition, if an Event of Default under the Credit Facilities occurs, the lenders could foreclose on the collateral and compel LINN Energy to apply all of its available cash to repay its borrowings or they could prevent LINN Energy from making payments on its Notes. If the amounts outstanding under the Credit Facilities, LINN Energy’s Notes or any of LINN Energy’s other indebtedness were to be accelerated, LINN Energy’s assets may not be sufficient to repay in full the money owed to the lenders or to LINN Energy’s other debt holders and LINN Energy may be unable to borrow sufficient funds to refinance its debt. Even if new financing were available, any such financing may not be on terms that are acceptable to LINN Energy and may impose financial restrictions and other covenants on LINN Energy that may be more restrictive than the Credit Facilities or the indentures governing its Notes.

Restrictive covenants in the Credit Facilities and in the indentures governing the Notes could limit LINN Energy’s growth and LINN Energy’s ability to finance its operations, fund its capital needs, respond to changing conditions and engage in other business activities that may be in LINN Energy’s best interests.

Restrictive covenants in the Credit Facilities and in the indentures governing the Notes impose significant operating and financial restrictions on LINN Energy. These restrictions limit LINN Energy’s ability and that of its restricted subsidiaries to, among other things:

•	make distributions to LINN Energy’s unitholders or make other restricted payments;

•	incur or guarantee additional indebtedness;

•	refinance certain indebtedness;

•	create or incur liens;

•	engage in certain mergers or consolidations or otherwise dispose of all or substantially all of LINN Energy’s assets;

•	make certain investments or acquisitions;

•	make certain sales, dispositions or transfers of assets;

•	engage in specified transactions with subsidiaries and affiliates;

•	repurchase, redeem or retire LINN Energy’s units or Notes; and

•	pursue other corporate activities.

LINN Energy may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on LINN Energy by the restrictive covenants in the Credit Facilities and in the indentures governing the Notes. The restrictions contained in the Credit Facilities and those indentures could:

•	limit LINN Energy’s ability to plan for, or react to, market conditions, to meet capital needs or otherwise to restrict LINN Energy’s activities or business plan; and

•	adversely affect LINN Energy’s ability to finance its operations, enter into acquisitions or to engage in other business activities that would be in its interest.

LINN Energy have a significant level of debt, which could have significant consequences for its business and future prospects.

As of February 29, 2016, LINN Energy had an aggregate amount of approximately $9.3 billion outstanding under its Notes and its Credit Facilities (with additional borrowing capacity of less than $1 million). LINN Energy’s debt and the limitations imposed on LINN Energy by its existing or future debt agreements could have significant consequences for its business and future prospects, including the following:

•	LINN Energy will be required to dedicate a significant portion of its cash flow to payments of interest and principal on its Credit Facilities and Notes when due;

•	LINN Energy may be limited in its flexibility to plan for or react to changes in its business and industry in which its operate;

•	LINN Energy may not be able to finance its operations and other business activities; and

•	LINN Energy may have a competitive disadvantage relative to its competitors that have less debt.

LINN Energy’s ability to make payments on and to refinance its indebtedness, including LINN Energy’s Credit Facilities and Notes, and to fund planned capital expenditures will depend on its ability to generate cash flow in the future. LINN Energy expects its earnings and cash flow to vary significantly from year to year due to the cyclical nature of its industry. As a result, the amount of debt that LINN Energy can manage in some periods may not be appropriate for LINN Energy in other periods. A range of economic, competitive, business and industry factors will affect LINN Energy’s future financial performance, and, as a result, LINN Energy’s ability to generate cash flow from operations and to pay its debt. Many of these factors, such as oil, natural gas and NGL prices, economic and financial conditions in LINN Energy’s industry and the global economy, the impact of legislative or regulatory actions on how LINN Energy conduct its business or competitive initiatives of its competitors, are beyond its control. Consequently, LINN Energy’s future cash flow may be insufficient to meet LINN Energy’s debt obligations and commitments. Any cash flow insufficiency could negatively impact LINN Energy’s business, financial condition and results of operations. To the extent LINN Energy is unable to make scheduled interest payments or repay its indebtedness as it becomes due or at maturity with cash on hand, LINN Energy will need to refinance its debt, sell assets or seek additional debt or equity financing. Additional indebtedness and debt or equity financing may not be available to LINN Energy in the future for the refinancing or repayment of existing indebtedness, and LINN Energy may not be able to complete asset sales in a timely manner sufficient to make such repayments.

Despite LINN Energy’s and its subsidiaries’ current level of indebtedness, LINN Energy may still be able to incur more debt. This could further exacerbate the risks associated with LINN Energy’s substantial indebtedness.

LINN Energy and its subsidiaries may be able to incur additional indebtedness in the future. Although the credit agreements governing LINN Energy’s Credit Facilities and the indentures that govern LINN Energy’s Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Moreover, these restrictions will not prevent LINN Energy from incurring obligations that do not constitute indebtedness, as defined in the applicable agreements governing its existing indebtedness.

If new debt is added to its current debt levels, the related risks that LINN Energy and its subsidiaries now face could intensify. LINN Energy’s level of indebtedness could, for instance, prevent LINN Energy from engaging in transactions that might otherwise be beneficial to LINN Energy or from making desirable capital expenditures. This could put LINN Energy at a competitive disadvantage relative to other less leveraged competitors that have more cash flow to devote to their operations. In addition, the incurrence of additional indebtedness could make it more difficult to satisfy LINN Energy’s existing financial obligations.

LINN Energy’s debt rating has been downgraded and liquidity concerns could result in a further downgrade in its debt ratings which could restrict its access to, and negatively impact the terms of, current or future financings or trade credit.

LINN Energy’s ability to obtain financings and trade credit and the terms of any financings or trade credit are, in part, dependent on the credit ratings assigned to its debt by independent credit rating agencies. LINN Energy cannot provide assurance that any of its current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. Factors that may impact LINN Energy’s credit ratings include debt levels, liquidity, asset quality, cost structure, product mix and commodity pricing levels. Further ratings downgrades could adversely impact LINN Energy’s ability to access financings or trade credit, increase its borrowing costs and potentially require LINN Energy to post letters of credit or other credit support for certain obligations.

LINN Energy’s substantial indebtedness, liquidity concerns and potential restructuring transactions may have a material adverse effect on LINN Energy’s business and operations.

LINN Energy’s substantial indebtedness, liquidity concerns and potential restructuring transactions may result in uncertainty about LINN Energy’s business and cause, among other things:

•	LINN Energy’s suppliers, vendors, derivatives counterparties and service providers to renegotiate the terms of LINN Energy’s agreements, terminate their relationship with LINN Energy or require financial assurances from LINN Energy;

•	third parties to lose confidence in LINN Energy’s ability to produce oil, natural gas and NGL, resulting in a significant decline in LINN Energy’s revenues, profitability and cash flow;

•	difficulty retaining, attracting or replacing key employees; and

•	employees to be distracted from performance of their duties or more easily attracted to other career opportunities.

These events, among others, may have a material adverse effect on LINN Energy’s business and operations.

Failure to maintain the continued listing standards of the NASDAQ could result in delisting of LINN Energy’s common units, which could negatively impact the market price and liquidity of LINN Energy’s common units and LINN Energy’s ability to access the capital markets.

LINN Energy’s common units are listed on the NASDAQ and the continued listing of LINN Energy’s common units on NASDAQ is subject to its ability to comply with NASDAQ’s continued listing requirements, including, among other things, a minimum closing bid price requirement of $1.00 per common unit. If LINN Energy fails to satisfy such requirement for a period of 30 consecutive business days, NASDAQ will send LINN Energy a deficiency notice indicating that LINN Energy has a compliance period of 180 calendar days from such notice to cure the deficiency by satisfying the minimum bid requirement for a minimum of ten consecutive business days. Failure to regain compliance with the minimum closing bid price requirement could result in delisting of LINN Energy’s common units from NASDAQ.

To date in 2016, the bid price of LINN Energy’s common units closed below the $1.00 per unit minimum bid price on several occasions. Any delisting from NASDAQ could have a negative impact on the market price and liquidity of LINN Energy’s common units. In addition, delisting could harm LINN Energy’s ability to access the capital markets and result in the potential loss of confidence by investors, increased employee turnover and fewer business development opportunities.

Disruptions in the capital and credit markets, continued low commodity prices, LINN Energy’s debt level and other factors may restrict LINN Energy’s ability to raise capital on favorable terms, or at all.

Disruptions in the capital and credit markets, in particular with respect to companies in the energy sector, could limit LINN Energy’s ability to access these markets or may significantly increase LINN Energy’s cost to borrow. Continued low commodity prices, among other factors, have caused some lenders to increase interest rates, enact tighter lending standards which LINN Energy may not satisfy as a result of its debt level or otherwise, refuse to refinance existing debt at maturity on favorable terms, or at all, and in certain instances have reduced or ceased to provide funding to borrowers. If LINN Energy is unable to access the capital and credit markets on favorable terms or at all, it could adversely affect LINN Energy’s business, financial condition and results of operations.

The LINN Energy Board has the ability to reserve any or all of LINN Energy’s cash on hand at the end of a quarter for purposes other than distribution to unitholders, including reduction of indebtedness.

Although LINN Energy may have generated sufficient net cash provided by operating activities during any particular quarter, the LINN Energy Board has the ability under LINN Energy’s limited liability company agreement to establish a cash reserve, which could encompass all of the cash otherwise available for distribution, to provide for the proper conduct of LINN Energy’s business in both the short and long term. To provide for the proper conduct of LINN Energy’s business, the LINN Energy Board can determine to reserve cash to reduce indebtedness, among other things. For example, in October 2015, the LINN Board approved a suspension of LINN Energy’s distribution. LINN Energy’s decision to reserve all of its cash on hand for such allowed purposes and not distribute it may significantly impact LINN Energy’s unitholders, as well as LINN Energy’s business and operations. The market value of LINN Energy’s units may remain depressed or further decrease unless and until LINN Energy resumes a distribution. In addition, refinancing or restructuring of LINN Energy’s debt may require LINN Energy to accept covenants that further restrict its ability to reinstate the distribution to its unitholders. External perceptions of the health of LINN Energy’s business and its liquidity may also be impacted, which could further limit LINN Energy’s ability to access capital markets, cause its vendors to tighten its credit terms and cause a strain in its relationship with landowners and other business partners.

Commodity prices are volatile, and prolonged depressed prices or a further decline in prices would reduce LINN Energy’s revenues, net cash provided by operating activities and profitability and would significantly affect LINN Energy’s financial condition and results of operations.

LINN Energy’s revenues, profitability, cash flow and the carrying value of its properties depend on the prices of and demand for oil, natural gas and NGL. Historically, the oil, natural gas and NGL markets have been very volatile and are expected to continue to be volatile in the future, and prolonged depressed prices or a further decline in prices will significantly affect LINN Energy’s financial results and impede its growth. Changes in oil, natural gas and NGL prices have a significant impact on the value of LINN Energy’s reserves and on its net cash provided by operating activities. In addition, revenues from certain wells may exceed production costs and nevertheless not generate sufficient return on capital. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for them, market uncertainty and a variety of additional factors that are beyond LINN Energy’s control, such as:

•	the domestic and foreign supply of and demand for oil, natural gas and NGL;

•	the price and level of foreign imports;

•	the level of consumer product demand;

•	weather conditions;

•	overall domestic and global economic conditions;

•	political and economic conditions in oil and natural gas producing countries;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain price and production controls;

•	the impact of the U.S. dollar exchange rates on oil, natural gas and NGL prices;

•	technological advances affecting energy consumption;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•	the proximity and capacity of pipelines and other transportation facilities; and

•	the price and availability of alternative fuels.

During 2015, the prices of oil, natural gas and NGL were extremely volatile and declined significantly. Downward pressure on commodity prices has continued in 2016 and may continue for the foreseeable future. The speed and severity of the decline in oil prices from 2014 to 2016 has materially affected LINN Energy’s results of operations. If commodity prices continue at current levels for a prolonged period or further decline, LINN Energy’s net cash provided by operating activities will decline and its financial position, the quantities of oil and natural gas reserves that itcan economically produce, its cash flow available for capital expenditures, its ability to service its debt obligations, its ability to generate free cash flow after capital expenditures and debt service and its ability to access funds under the Credit Facilities and through the capital markets may be materially and adversely affected.

The sustained oil, natural gas and NGL price declines have resulted in significant impairments of certain of LINN Energy’s properties. Future declines in commodity prices, changes in expected capital development, increases in operating costs or adverse changes in well performance may result in additional write-downs of the carrying amounts of LINN Energy’s assets, which could materially and adversely affect LINN Energy’s results of operations in the period incurred.

LINN Energy evaluates the impairment of its oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. For the year ended December 31, 2015, LINN Energy recorded noncash impairment charges (before and after tax) of approximately $5.8 billion. Future declines in oil, natural gas and NGL prices, changes in expected capital development, increases in operating costs or adverse changes in well performance, among other things, may result in LINN Energy having to make additional material write-downs of the carrying amounts of it assets, which could materially and adversely affect its results of operations in the period incurred.

LINN Energy may experience difficulties in fully utilizing its alliances with GSO and Quantum, which could cause LINN Energy to fail to realize many of the anticipated potential benefits of those alliances.

As part of LINN Energy’s plan to (i) create new sources of capital to allow LINN Energy to acquire and develop assets without increasing capital intensity, (ii) enhance LINN Energy’s long-term ability to live within cash flow and (iii) provide opportunities for dropdowns of stable production over time, LINN Energy entered into strategic alliances with GSO Capital Partners LP (“GSO”), the credit platform of The Blackstone Group L.P., to fund oil and natural gas development (“DrillCo”) and Quantum Energy Partners (“Quantum”) to fund selected future oil and natural gas acquisitions and the development of those acquired assets through a new entity (“AcqCo”).

Achieving the anticipated benefits of DrillCo will depend in part on whether LINN Energy and GSO are able to agree on a drilling plan during any of the five years of the term of DrillCo, as well as LINN Energy’s ability to execute on that drilling plan. Achieving the anticipated benefits of AcqCo will depend in part on whether LINN Energy is able to come to an agreement with Quantum and AcqCo regarding identification and acquisition of suitable assets for AcqCo, whether LINN Energy is able to fund the acquisition of LINN Energy’s required minimum working interest in such assets and ultimately whether LINN Energy is able to purchase back assets from AcqCo after they have matured into conventional MLP assets. An inability to realize the full extent of the anticipated benefits of these alliances may affect LINN Energy’s ability to accomplish the objectives identified above.

If LINN Energy is unable to replace declines in production, proved developed producing reserves and cash flow, its net cash provided by operating activities could be reduced, which could adversely affect its ability to service debt or to resume payment of distributions to its unitholders.

In determining the amount of cash that LINN Energy distribute to unitholders, if any, the LINN Energy Board establishes at the end of each year an amount of capital expenditures for the next year (which LINN Energy refer to as discretionary reductions for a portion of oil and natural gas development costs) with the objective of replacing proved developed producing reserves, current production and cash flow, taking into consideration LINN Energy’s overall commodity mix. Management evaluates all of these objectives as part of the decision-making process to determine the discretionary reductions for a portion of oil and natural gas development costs for the year, although every objective may not be met in each year. Furthermore, there may be certain years in which commodity prices and other economic conditions do not merit capital spending at a level sufficient to accomplish any of these objectives.

In determining this portion of oil and natural gas development costs (which may include estimated drilling and development costs associated with projects to convert a portion of non-producing reserves to producing status but does not include the historical cost of acquired properties as those amounts have already been spent in prior periods and were financed primarily with external sources of funding), management evaluates historical results of LINN Energy’s drilling and development activities based on periodically revised and updated information from past years to assess the costs, adequacy and effectiveness of such activities and future assumptions regarding cost trends, production and decline rates and reserve recoveries. However, LINN Energy’s management does not conduct an analysis to evaluate historical amounts of capital actually spent on such drilling and development activities. LINN Energy’s ability to pursue projects with the intent to replace proved developed producing reserves, current production and cash flow through drilling and development activities is limited to LINN Energy’s inventory of development opportunities on its existing acreage position. Management’s estimate of this discretionary portion of LINN Energy’s oil and natural gas development costs does not include the historical acquisition cost of projects pursued during the year or the acquisition of new oil and natural gas reserves. Moreover, LINN Energy’s assumptions regarding costs, production and decline rates and reserve recoveries may prove to be incorrect. After establishing the amount of discretionary reductions for a portion of oil and natural gas development costs, if LINN Energy does not fully replace proved developed producing reserves, current production and cash flow, LINN Energy’s net cash provided by operating activities could be reduced, which could adversely affect its ability to service debt or to resume payment of distributions to its unitholders. Furthermore, LINN Energy’s existing reserves, inventory of drilling locations and production levels will decline over time as a result of development and production activities. Consequently, if LINN Energy were to limit its total capital expenditures to this discretionary portion of its oil and natural gas development costs and not complete acquisitions of new reserves, total reserves would decrease over time, resulting in an inability to sustain production at current levels, which could also adversely affect LINN Energy’s ability to service debt and to resume payment of distributions to its unitholders.

LINN Energy’s commodity derivative activities could result in financial losses or could reduce its income, which may adversely affect LINN Energy’s net cash provided by operating activities, financial condition and results of operations.

To achieve more predictable net cash provided by operating activities and to reduce LINN Energy’s exposure to adverse fluctuations in the prices of oil and natural gas, LINN Energy has entered into commodity derivative contracts for a portion of its production. Commodity derivative arrangements expose LINN Energy to the risk of financial loss in some circumstances, including situations when production is less than expected. If LINN Energy experiences a sustained material interruption in its production or if LINN Energy is unable to perform its drilling activity as planned, LINN Energy might be forced to satisfy all or a portion of its derivative obligations without the benefit of the sale of its underlying physical commodity, which may adversely affect its net cash provided by operating activities, financial condition and results of operations.

LINN Energy may be unable to hedge additional anticipated production volumes on attractive terms or at all, which would subject LINN Energy to further potential commodity price uncertainty and could adversely affect its net cash provided by operating activities, financial condition and results of operations.

Although LINN Energy has hedged a significant portion of its natural gas production through 2017, its oil production is hedged to a lesser extent for 2016 and beyond, and its NGL production is completely unhedged. In addition, Berry’s oil production is completed unhedged. Based on current expectations for continued low future commodity prices, reduced hedging market liquidity and potential reduced counterparty willingness to enter into new hedges with the company, LINN Energy may be unable to hedge additional anticipated production volumes on attractive terms or at all, which would subject LINN Energy to further potential commodity price uncertainty and could adversely affect its net cash provided by operating activities, financial condition and results of operations.

Counterparty failure may adversely affect LINN Energy’s derivative positions.

LINN Energy cannot be assured that its counterparties will be able to perform under its derivative contracts. If a counterparty fails to perform and the derivative arrangement is terminated, LINN Energy’s net cash provided by operating activities, financial condition and results of operations would be adversely affected.

Derivatives legislation and implementing rules could have an adverse impact on LINN Energy’s ability to hedge risks associated with its business.

Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted in 2010, expands federal oversight and regulation of the derivatives market and entities, such as LINN Energy, that participate in that market. Those markets involve derivative transactions, which include certain instruments, such as interest rate swaps, forward contracts, option contracts, financial contracts and other contracts, used in LINN Energy’s risk management activities. The Dodd-Frank Act requires that most swaps ultimately will be cleared through a registered clearing facility and that they be traded on a designated exchange or swap execution facility, with certain exceptions for entities that use swaps to hedge or mitigate commercial risk. The Dodd-Frank requirements relating to derivative transactions have not been fully implemented by the SEC and the Commodities Futures Trading Commission. When fully implemented, the law and any new regulations could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of available counterparties.

In addition, LINN Energy may transact with counterparties based in the European Union, Canada or other jurisdictions which, like the U.S., are in the process of implementing regulations to regulate derivatives transactions, some of which are currently in effect and impose operational and transactional costs on LINN Energy’s derivatives activities.

Unless LINN Energy replaces its reserves, LINN Energy’s future reserves and production will decline, which would adversely affect its net cash provided by operating activities, financial condition and results of operations.

Producing oil, natural gas and NGL reservoirs are characterized by declining production rates that vary depending on reservoir characteristics and other factors. The overall rate of decline for LINN Energy’s production will change if production from its existing wells declines in a different manner than LINN Energy has estimated and can change when it drills additional wells, make acquisitions and under other circumstances. Thus, LINN Energy’s future oil, natural gas and NGL reserves and production and, therefore, LINN Energy’s cash flow and income, are highly dependent on its success in efficiently developing its current reserves and economically finding or acquiring additional recoverable reserves. LINN Energy may not be able to develop, find or acquire additional reserves to replace its current and future production at acceptable costs, which would adversely affect LINN Energy’s net cash provided by operating activities, financial condition and results of operations. In addition, given LINN Energy’s significant level of indebtedness, current market conditions and restrictive covenants under its debt agreements, LINN Energy may be unable to finance such potential acquisitions of reserves on terms that are acceptable to LINN Energy or at all. LINN Energy’s ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. LINN Energy may not be successful in exploring for, developing or acquiring additional reserves. LINN Energy also may not be successful in raising funds to acquire additional reserves.

LINN Energy’s estimated reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of LINN Energy’s reserves.

No one can measure underground accumulations of oil, natural gas and NGL in an exact manner. Reserve engineering requires subjective estimates of underground accumulations of oil, natural gas and NGL and assumptions concerning future oil, natural gas and NGL prices, production levels and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. An independent petroleum engineering firm prepares estimates of LINN Energy’s proved reserves. Some of LINN Energy’s reserve estimates are made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Also, LINN Energy make certain assumptions regarding future oil, natural gas and NGL prices, production levels and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual amounts could greatly affect LINN Energy’s estimates of reserves, the economically recoverable quantities of oil, natural gas and NGL attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. Decreases in commodity prices can result in a reduction of LINN Energy’s estimated reserves if development of those reserves would not be economic at those lower prices. Numerous changes over time to the assumptions on which LINN Energy’s reserve estimates are based, as described above, often result in the actual quantities of oil, natural gas and NGL LINN Energy ultimately recover being different from its reserve estimates.

The present value of future net cash flows from LINN Energy’s proved reserves is not necessarily the same as the current market value of its estimated oil, natural gas and NGL reserves. LINN Energy bases the estimated discounted future net cash flows from its proved reserves on an unweighted average of the first-day-of-the month price for each month during the 12-month calendar year and year-end costs. However, actual future net cash flows from LINN Energy’s oil and natural gas properties also will be affected by factors such as:

•	actual prices LINN Energy receives for oil, natural gas and NGL;

•	the amount and timing of actual production;

•	capital and operating expenditures;

•	the timing and success of development activities;

•	supply of and demand for oil, natural gas and NGL; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor required to be used under the provisions of applicable accounting standards when calculating discounted future net cash flows, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with LINN Energy or the oil and natural gas industry in general.

LINN Energy’s development operations require substantial capital expenditures, which will reduce its cash available to service debt. LINN Energy may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in its reserves.

The oil and natural gas industry is capital intensive. LINN Energy makes and expects to continue to make substantial capital expenditures in LINN Energy’s business for the development and production of oil, natural gas and NGL reserves. These expenditures will reduce LINN Energy’s cash available to service debt or to resume payment of distributions to its unitholders. LINN Energy intends to finance LINN Energy’s future capital expenditures primarily with net cash provided by operating activities. LINN Energy’s net cash provided by operating activities and access to capital are subject to a number of variables, including:

•	LINN Energy’s proved reserves;

•	the level of oil, natural gas and NGL LINN Energy is able to produce from existing wells;

•	the prices at which LINN Energy is able to sell its oil, natural gas and NGL;

•	the level of operating expenses; and

•	LINN Energy’s ability to acquire, locate and produce new reserves.

If LINN Energy’s net cash provided by operating activities or the borrowing bases under its Credit Facilities decrease, LINN Energy may have limited ability to obtain the capital necessary to sustain its operations at current levels. In addition, as noted previously, LINN Energy’s Credit Facilities are effectively fully drawn, precluding LINN Energy’s ability to utilize its Credit Facilities to fund its operations. LINN Energy’s Credit Facilities also restrict its ability to obtain new financing. If additional capital is needed, LINN Energy may not be able to obtain debt or equity financing on terms favorable to LINN Energy, or at all. If net cash provided by operating activities or cash available under LINN Energy’s Credit Facilities is not sufficient to meet its capital requirements, the failure to obtain such additional debt or equity financing could result in a curtailment of its development operations, which in turn could lead to a decline in its reserves.

LINN Energy may decide not to drill some of the prospects it has identified, and locations that LINN Energy decide to drill may not yield oil, natural gas and NGL in commercially viable quantities.

LINN Energy’s prospective drilling locations are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require additional geological and engineering analysis. Based on a variety of factors, including future oil, natural gas and NGL prices, the generation of additional seismic or geological information, the current and future availability of drilling rigs and other factors, LINN Energy may decide not to drill one or more of these prospects. In addition, the cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a well. LINN Energy’s efforts will be uneconomic if it drills dry holes or wells that are productive but do not produce enough oil, natural gas and NGL to be commercially viable after drilling, operating and other costs. As a result, LINN Energy may not be able to increase or sustain its reserves or production, which in turn could have an adverse effect on its business, financial condition, results of operations and cash flows.

The SEC’s reserve reporting rules include a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be recorded if they relate to wells scheduled to be drilled within five years. As a result of the uncertainty regarding its future commitment to capital, LINN Energy reclassified all of its proved undeveloped reserves to unproved as of December 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details regarding LINN Energy’s going concern uncertainty.

LINN Energy’s business depends on gathering and transportation facilities. Any limitation in the availability of those facilities would interfere with LINN Energy’s ability to market the oil, natural gas and NGL it produces, and could reduce LINN Energy’s cash available to service debt or to resume payment of distributions to its unitholders and adversely impact expected increases in oil, natural gas and NGL production from LINN Energy’s drilling program.

The marketability of LINN Energy’s oil, natural gas and NGL production depends in part on the availability, proximity and capacity of gathering systems and pipelines. The amount of oil, natural gas and NGL that can be produced and sold is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, LINN Energy is provided only with limited, if any, notice as to when these circumstances will arise and their duration. In addition, some of LINN Energy’s wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport additional production. As a result, LINN Energy may not be able to sell the oil, natural gas and NGL production from these wells until the necessary gathering and transportation systems are constructed. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, would interfere with LINN Energy’s ability to market the oil, natural gas and NGL it produces, and could reduce its cash available to service debt or to resume payment of distributions to LINN Energy’s unitholders and adversely impact expected increases in oil, natural gas and NGL production from LINN Energy’s drilling program.

LINN Energy depends on certain key customers for sales of its oil, natural gas and NGL. To the extent these and other customers reduce the volumes they purchase from LINN Energy or delay payment, LINN Energy’s revenues and cash available to service debt or to resume payment of distributions to its unitholders could decline. Further, a general increase in nonpayment could have an adverse impact on LINN Energy’s financial position and results of operations.

For the year ended December 31, 2015, sales of oil, natural gas and NGL to Phillips 66 accounted for approximately 12% of LINN Energy’s sales. To the extent this and other customers reduce the volumes of oil, natural gas or NGL that they purchase from the company, LINN Energy’s revenues and cash available to service debt or to resume payment of distributions to LINN Energy’s unitholders could decline.

LINN Energy may be unable to retain key employees.

LINN Energy’s future success will depend in part on its ability to retain key employees. Since the fourth quarter of 2014, the prices of oil, natural gas and NGL have been extremely volatile, have declined significantly and downward pressure on commodity prices may continue for the foreseeable future. Key employees may depart because of issues relating to the uncertainty during times of commodity price volatility. Accordingly, no assurance can be given that LINN Energy will be able to retain key employees to the same extent as in the past.

Many of LINN Energy’s leases are in areas that have been partially depleted or drained by offset wells.

Many of LINN Energy’s leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit LINN Energy’s ability to find economically recoverable quantities of reserves in these areas. LINN Energy’s identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, which could have a material adverse effect on LINN Energy’s business, financial condition, results of operations and cash flows.

Drilling for and producing oil, natural gas and NGL are high risk activities with many uncertainties that could adversely affect LINN Energy’s financial position, results of operations and cash flows and, as a result, its ability to service debt or to resume payment of distributions to its unitholders.

LINN Energy’s drilling activities are subject to many risks, including the risk that LINN Energy will not discover commercially productive reservoirs. Drilling for oil, natural gas and NGL can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. In addition, LINN Energy’s drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title problems;

•	pipeline ruptures or spills;

•	compliance with environmental and other governmental requirements;

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	formations with abnormal pressures;

•	fires;

•	blowouts, craterings and explosions; and

•	uncontrollable flows of oil, natural gas and NGL or well fluids.

Any of these events can cause increased costs or restrict LINN Energy’s ability to drill the wells and conduct the operations which LINN Energy currently have planned. Any delay in the drilling program or significant increase in costs could impact its financial position, results of operations and cash flows, and as a result, LINN Energy’s ability to service debt or to resume payment of distributions to LINN Energy’s unitholders.

LINN Energy has limited control over the activities on properties it does not operate.

Other companies operate some of the properties in which LINN Energy has an interest. As of December 31, 2015, nonoperated wells represented approximately 28% of LINN Energy’s owned gross wells, or approximately 11% of its owned net wells. LINN Energy has limited ability to influence or control the operation or future development of these nonoperated properties, including timing of drilling and other scheduled operations activities, compliance with environmental, safety and other regulations, or the amount of capital expenditures that LINN Energy is required to fund with respect to them. The failure of an operator of LINN Energy’s wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in LINN Energy’s best interest could reduce its production and revenues, and lead to unexpected future costs.

Because LINN Energy handles oil, natural gas and NGL and other hydrocarbons, LINN Energy may incur significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment.

The operations of LINN Energy’s wells, gathering systems, turbines, pipelines and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. There is an inherent risk that LINN Energy may incur environmental costs and liabilities due to the nature of LINN Energy’s business and the substances LINN Energy handle. Certain environmental statutes, including the RCRA, CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released. In addition, an accidental release from one of LINN Energy’s wells or gathering pipelines could subject LINN Energy to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations.

Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase LINN Energy’s compliance costs and the cost of any remediation that may become necessary, and these costs may not be recoverable from insurance. For a more detailed discussion of environmental and regulatory matters impacting LINN Energy’s business, see “Business—Environmental Matters and Regulation.”

LINN Energy is subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of doing business.

LINN Energy’s operations are regulated extensively at the federal, state and local levels. Environmental and other governmental laws and regulations have resulted in delays and increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells. Under these laws and regulations, LINN Energy could also be liable for personal injuries, property damage and other damages. Failure to comply with these laws and regulations may result in the suspension or termination of LINN Energy’s operations and subject LINN Energy to administrative, civil and criminal penalties. Moreover, public interest in environmental protection has increased in recent years, and environmental organizations have opposed, with some success, certain drilling projects.

Part of the regulatory environment in which LINN Energy operates includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, LINN Energy’s activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect LINN Energy’s operations and limit the quantity of oil, natural gas and NGL LINN Energy may produce and sell. A major risk inherent in LINN Energy’s drilling plans is the need to obtain drilling permits from state and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on LINN Energy’s ability to develop its properties. Additionally, the regulatory environment could change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, adversely affect LINN Energy’s financial condition and results of operations, as well as its ability to service debt or to resume payment of distributions to its unitholders. For a description of the laws and regulations that affect LINN Energy, see “Business—Environmental Matters and Regulation.”

Legislation and regulation of hydraulic fracturing could adversely affect LINN Energy’s business.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from tight formations. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. For a description of the laws and regulations that affect the company, including LINN Energy’s hydraulic fracturing operations, see “Business—Environmental Matters and Regulation.” If adopted, certain bills could result in additional permitting requirements for hydraulic fracturing operations as well as various restrictions on those operations. Any such added regulation could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect LINN Energy’s business, financial position, results of operations and net cash provided by operating activities.

LINN Energy uses a significant amount of water in its hydraulic fracturing operations. LINN Energy’s inability to locate sufficient amounts of water, or dispose of or recycle water used in its drilling and production operations, could adversely impact LINN Energy’s operations. Moreover, new environmental initiatives and regulations could include restrictions on LINN Energy’s ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the development or production of natural gas.

Finally, in some instances, the operation of underground injection wells has been alleged to cause earthquakes. Such issues have sometimes led to orders prohibiting continued injection in certain wells identified as possible sources of seismic activity. Such concerns also have resulted in stricter regulatory requirements in some jurisdictions relating to the location and operation of underground injection wells. Future orders or regulations addressing concerns about seismic activity from well injection could affect LINN Energy, either directly or indirectly, depending on the wells affected.

Legislation and regulation of greenhouse gases could adversely affect LINN Energy’s business.

In December 2009, the Environmental Protection Agency (“EPA”) determined that emissions of carbon dioxide, methane and other “greenhouse gases” (“GHG”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the Clean Air Act (“CAA”). The EPA has adopted three sets of rules regulating GHG emissions under the CAA, one that requires a reduction in emissions of GHGs from motor vehicles, a second that regulates emissions of GHGs from certain large stationary sources under the CAA’s Prevention of Significant Deterioration and Title V permitting programs, and a third that regulates GHG emissions from fossil fuel-burning power plants. In addition, in September 2015, the EPA published a proposed rule that would update and expand the New Source Performance Standards by setting additional emissions limits for volatile organic compounds and regulating methane emissions from new and modified sources in the oil and gas industry. The EPA has also adopted rules requiring the monitoring and reporting of GHG emissions from specified sources in the U.S., including, among other things, certain onshore oil and natural gas production facilities, on an annual basis. In addition, in 2015, the U.S. participated in the United Nations Conference on Climate Change, which led to the creation of the Paris Agreement. The Paris Agreement will be open for signing on April 22, 2016, and will require countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. Legislation has from time to time been introduced in Congress that would establish measures restricting GHG emissions in the U.S. At the state level, almost one half of the states, including California, have begun taking actions to control and/or reduce emissions of GHGs. For a description of the California “cap and trade” program, see “Business—Environmental Matters and Regulation.” Any such added regulation could lead to operational delays, increased operating costs and additional regulatory burdens, and reduced production of oil and natural gas, which could adversely affect LINN Energy’s business, financial position, results of operations and net cash provided by operating activities.

Recent regulatory changes in California have and may continue to adversely affect LINN Energy’s production and operating costs related to its Diatomite assets.

Recent regulatory changes in California have impacted production from LINN Energy’s Diatomite assets. In 2010, Diatomite production decreased significantly due to the inability to drill new wells pending the receipt of permits from the California Division of Oil, Gas and Geothermal Resources (“DOGGR”). Berry received a new full-field development approval in late July 2011 from DOGGR, which contained stringent operating requirements. Revisions to the July 2011 project approval letter were received in February 2012. Implementation of these new operating requirements negatively impacted the pace of drilling and steam injection and increased Berry’s operating costs for its Diatomite assets. The requirements continued to affect Berry’s operations through 2015, and LINN Energy may not be successful in streamlining the review process with DOGGR or in taking additional steps to more efficiently manage LINN Energy’s operations to avoid additional delays. In addition, DOGGR may impose additional operational restrictions or requirements. For example, currently DOGGR is developing new regulations for shallow, thermal Diatomite. In such case, LINN Energy may experience additional delays in production and increased operating costs related to its Diatomite assets, which could adversely affect its business, financial position, results of operations and net cash provided by operating activities.

LINN Energy may issue additional units without unitholder approval, which would dilute existing ownership interests.

LINN Energy may issue an unlimited number of limited liability company interests of any type, including units, without the approval of its unitholders.

The issuance of additional units or other equity securities may have the following effects:

•	an individual unitholder’s proportionate ownership interest in LINN Energy may decrease;

•	the relative voting strength of each previously outstanding unit may be reduced;

•	the amount of cash available for distribution per unit may decrease; and

•	the market price of the units may decline.

LINN Energy’s management may have conflicts of interest with the unitholders. LINN Energy’s limited liability company agreement limits the remedies available to its unitholders in the event unitholders have a claim relating to conflicts of interest.

Conflicts of interest may arise between LINN Energy’s management on one hand, and LINN Energy and LINN Energy’s unitholders on the other hand, related to the divergent interests of LINN Energy’s management. Situations in which the interests of LINN Energy’s management may differ from interests of LINN Energy’s nonaffiliated unitholders include, among others, the following situations:

•	LINN Energy’s limited liability company agreement gives the LINN Energy Board broad discretion in establishing cash reserves for the proper conduct of LINN Energy’s business, which will affect the amount of cash available for distributions to LINN Energy’s unitholders. For example, LINN Energy’s management will use its reasonable discretion to establish and maintain cash reserves sufficient to fund LINN Energy’s drilling program, and may also determine to reduce indebtedness;

•	LINN Energy’s management team, subject to oversight from the LINN Energy Board, determines the timing and extent of LINN Energy’s drilling program and related capital expenditures, asset purchases and sales, borrowings, issuances of additional units and reserve adjustments, all of which will affect the amount of cash available to service debt or to resume payment of distributions to LINN Energy’s unitholders; and

•	affiliates of LINN Energy’s directors are not prohibited from investing or engaging in other businesses or activities that compete with LINN Energy.

Your LINN Energy units are subject to limited call rights that could result in your LINN Energy having to involuntarily sell your units at a time or price that may be undesirable.

If at any time a person owns more than 90% of LINN Energy’s outstanding units, such person may elect to purchase all, but not less than all, of its remaining outstanding units at a price equal to the higher of the current market price (as defined in LINN Energy’s limited liability company agreement) and the highest price paid by such person or any of its affiliates for any of its units purchased during the 90-day period preceding the date notice was mailed to the tis unitholders informing them of such election. In this case, you will be required to tender all of your outstanding units and you may receive a payment that is effectively less than the price at which you would prefer to sell your units.

Unitholders who are not “Eligible Holders” will be subject to redemption of their units.

In order to comply with U.S. laws with respect to the ownership of interests in oil and natural gas leases on federal lands, LINN Energy has adopted certain requirements regarding those investors who may own LINN Energy’s units. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and natural gas leases on federal lands. Unitholders who are not persons or entities who meet the requirements to be an Eligible Holder will not be entitled to receive distributions in kind on their units in a liquidation and they run the risk of having their units redeemed by LINN Energy at the then-current market price.

Tax Risks

LINN Energy is exploring strategic alternatives to strengthen its balance sheet and maximize LINN Energy’s value. LINN Energy may consider alternatives that could have significant adverse tax consequences to its unitholders.

LINN Energy is exploring strategic alternatives to strengthen its balance sheet and maximize LINN Energy’s value. LINN Energy may consider alternatives that could have significant adverse tax consequences to its unitholders. For example, LINN Energy may engage in additional transactions that result in significant CODI to its unitholders. As described below, any CODI may cause a unitholder to be allocated income with respect to LINN Energy’s units with no corresponding distribution of cash to fund the payment of the resulting tax liability to the unitholder. In addition, LINN Energy may engage in transactions that trigger a unitholder’s tax gain or loss with respect to its units. A transaction that triggers a unitholder’s gain may not be accompanied by any receipt of cash to fund the payment of the resulting tax liability to the unitholder. Under certain circumstances, a unitholder’s loss upon any such transaction may be permanently disallowed.

LINN Energy urges its unitholders to consult their tax advisors regarding the potential adverse effects of the various strategic alternatives that may be available to LINN Energy.

Unitholders are required to pay taxes on their share of LINN Energy’s taxable income, including their share of ordinary income and capital gain upon dispositions of properties by LINN Energy or cancellation of debt, even if they do not receive any cash distributions from LINN Energy to fund any resulting tax liability. A unitholder’s share of LINN Energy’s taxable income, gain, loss and deduction, or specific items thereof, may be substantially different than the unitholder’s interest in its economic profits.

LINN Energy’s unitholders are required to pay federal income taxes and, in some cases, state and local income taxes on their share of its taxable income, whether or not they receive any cash distributions from LINN Energy. Even if its distributions are reinstated, LINN Energy’s unitholders may not receive cash distributions from LINN Energy equal to their share of its taxable income or even equal to the actual tax liability that results from their share of LINN Energy’s taxable income.

For example, a unitholder’s share of LINN Energy’s taxable income will include any CODI recognized upon the satisfaction of its outstanding indebtedness for total consideration less than the adjusted issue price (and any accrued but unpaid interest) of such indebtedness. During 2015, LINN Energy repurchased and exchanged approximately $3.0 billion of its outstanding senior notes at a significant discount, resulting in substantial CODI. LINN Energy may engage in other transactions that result in CODI in the future. Depending upon the net amount of other items related to LINN Energy’s loss (or income) allocable to a unitholder, any CODI may cause a unitholder to be allocated income with respect to LINN Energy’s units with no corresponding distribution of cash to fund the payment of the resulting tax liability to the unitholder. Furthermore, such CODI event may not be fully offset, either now or in the future, by capital losses, which are subject to significant limitations, or other losses. Accordingly, a CODI event could cause a unitholder to realize taxable income without corresponding future economic benefits or offsetting tax deductions.

In addition, LINN Energy may sell a portion of its properties and use the proceeds to pay down debt or acquire other properties rather than distributing the proceeds to its unitholders, and some or all of its unitholders may be allocated substantial taxable income or loss with respect to that sale. A unitholder’s share of LINN Energy’s taxable income upon a disposition of property by LINN Energy may be ordinary income or capital gain or some combination thereof. Even where LINN Energy disposes of properties that are capital assets, what otherwise would be capital gains may be recharacterized as ordinary income in order to “recapture” ordinary deductions that were previously allocated to that unitholder related to the same properties.

A unitholder’s share of LINN Energy’s taxable income and gain (or specific items thereof) may be substantially greater than, or its tax losses and deductions (or specific items thereof) may be substantially less than, the unitholder’s interest in its economic profits. This may occur, for example, in the case of a unitholder who purchases units at a time when the value of LINN Energy’s units or of one or more of its properties is relatively low or a unitholder who acquires units directly from LINN Energy in exchange for property whose fair market value exceeds its tax basis at the time of the exchange. Cash distributions from LINN Energy decrease a unitholder’s tax basis in its units, and the amount, if any, of excess distributions over a unitholder’s tax basis in its units will, in effect, become taxable income to the unitholder, above and beyond the unitholder’s share of LINN Energy’s taxable income and gain (or specific items thereof).

LINN Energy’s tax treatment depends on its status as a partnership for federal income tax purposes, as well as LINN Energy’s not being subject to a material amount of additional entity level taxation by individual states. If the IRS were to treat LINN Energy as a corporation for federal income tax purposes or LINN Energy were to become subject to material additional entity level taxation for state tax purposes, taxes paid, if any, would reduce the amount of cash available to service debt or to resume payment of distributions to LINN Energy’s unitholders.

The anticipated after-tax economic benefit of an investment in LINN Energy’s units depends largely on it being treated as a partnership for federal income tax purposes. LINN Energy has not requested, and do not currently plan to request, a ruling from the IRS on this or any other tax matter that affects LINN Energy.

If LINN Energy were treated as a corporation for federal income tax purposes, LINN Energy would pay federal income tax on its taxable income at the corporate tax rates, currently at a maximum rate of 35%. Distributions, if any, would generally be taxed again as corporate distributions, and no income, gain, loss, deduction or credit would flow through to unitholders. Because a tax may be imposed on LINN Energy as a corporation, its cash available to service debt or to resume payment of distributions to its unitholders could be reduced.

Current law or LINN Energy’s business may change and cause LINN Energy to be treated as a corporation for federal income tax purposes or otherwise subject LINN Energy to entity level taxation. Any modification to current law or interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the requirements for partnership status, affect or cause LINN Energy to change its business activities, affect the tax considerations of an investment in LINN Energy, change the character or treatment of portions of LINN Energy’s income and adversely affect an investment in its units.

In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships and limited liability companies to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, LINN Energy may be required to pay Texas franchise tax on its total revenue apportioned to Texas at a maximum effective rate of approximately 0.5%. Imposition of a similar entity-level tax on LINN Energy’s income or receipts by any other state would reduce the amount of cash available to service debt or to resume payment of distributions to its unitholders.

A successful IRS contest of the federal income tax positions LINN Energy take may adversely affect the market for LINN Energy’s units, and the cost of an IRS contest will reduce LINN Energy’s cash available to service debt or to resume payment of distributions to LINN Energy’s unitholders.

The IRS may adopt tax positions that differ from the positions LINN Energy take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions LINN Energy take. A court may not agree with some or all of the positions LINN Energy take. Any contest with the IRS may materially and adversely impact the market for LINN Energy’s units and the price at which they trade, as well as reduce LINN Energy’s cash available to service debt or to resume payment of distributions to LINN Energy’s unitholders.

If the IRS makes audit adjustments to LINN Energy’s income tax returns for tax years beginning after 2017, it (and some states) may collect any resulting taxes (including any applicable penalties and interest) directly from the company, in which case LINN Energy’s cash available to service debt or to pay distributions to its unitholders, if and when resumed, might be substantially reduced.

Pursuant to the Bipartisan Budget Act of 2015, if the IRS makes audit adjustments to LINN Energy’s income tax returns for tax years beginning after 2017, it may collect any resulting taxes (including any applicable penalties and interest) directly from LINN Energy. LINN Energy will generally have the ability to shift any such tax liability to its unitholders in accordance with their interests in LINN Energy during the year under audit, but there can be no assurance that LINN Energy will be able to do so (and will choose to do so) under all circumstances, or that LINN Energy will be able to (or choose to) effect corresponding shifts in state income or similar tax liability resulting from the IRS adjustment in states in which LINN Energy does business in the year under audit or in the adjustment year. If LINN Energy makes payments of taxes, penalties and interest resulting from audit adjustments, LINN Energy’s cash available to service debt or to resume payment of distributions to its unitholders could be reduced.

A unitholder’s taxable gain or loss on the disposition of LINN Energy’s units could be more or less than expected.

If unitholders sell their units, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those units. Prior distributions to LINN Energy’s unitholders in excess of the total net taxable income they were allocated for a unit, which decreases their tax basis, will become taxable income to LINN Energy’s unitholders if the unit is sold at a price greater than their tax basis in that unit, even if the price received is less than their original cost.

A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if unitholders sell their units, they may incur a tax liability in excess of the amount of cash they receive from the sale. If the IRS successfully contests some positions LINN Energy takes, unitholders could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning LINN Energy’s units that may result in adverse tax consequences to them.

Investment in units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and other retirement plans, and non-U.S. persons raises issues unique to them. For example, virtually all of LINN Energy’s income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal tax returns and pay tax on their share of LINN Energy’s taxable income.

LINN Energy treats each purchaser of units as having the same economic and tax characteristics without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because LINN Energy cannot match transferors and transferees of units, LINN Energy must maintain uniformity of the economic and tax characteristics of its units to a purchaser of units. LINN Energy takes depletion, depreciation and amortization and other positions that are intended to maintain such uniformity. These positions may not conform with all aspects of existing Treasury regulations and may affect the amount or timing of income, gain, loss or deduction allocable to a unitholder or the amount of gain from a unitholder’s sale of units. A successful IRS challenge to those positions could also adversely affect the amount or timing of income, gain, loss or deduction allocable to a unitholder, or the amount of gain from a unitholder’s sale of units and could have a negative impact on the value of LINN Energy’s units or result in audit adjustments to unitholders tax returns.

LINN Energy prorates its items of income, gain, loss and deduction between transferors and transferees of LINN Energy’s units each month (or in some cases for periods shorter than a month) based upon the ownership of LINN Energy’s units on the first day of each month (or shorter period), instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among LINN Energy’s unitholders.

LINN Energy prorates its items of income, gain, loss and deduction between transferors and transferees of LINN Energy’s units each month (or in some cases for periods shorter than a month) based upon the ownership of LINN Energy’s units on the first day of each month (or shorter period), instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations. If the IRS were to challenge this method or new Treasury regulations were issued, LINN Energy may be required to change the allocation of items of income, gain, loss and deduction among LINN Energy’s unitholders.

The sale or exchange of 50% or more of LINN Energy’s capital and profits interests within a 12-month period will result in the deemed termination of LINN Energy’s tax partnership for federal income tax purposes.

LINN Energy will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in LINN Energy’s capital and profits within a 12-month period. LINN Energy’s termination would, among other things, result in the closing of LINN Energy’s taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing LINN Energy’s taxable income. If this occurs, LINN Energy’s unitholders will be allocated an increased amount of federal taxable income for the year in which LINN Energy is considered to be terminated as a percentage of the cash distributed to the unitholders with respect to that period.

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, the unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of the loaned units, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of LINN Energy’s income, gain, loss, or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

Unitholders may be subject to state and local taxes and return filing requirements in states and jurisdictions where they do not live as a result of investing in LINN Energy’s units.

In addition to federal income taxes, LINN Energy’s unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which LINN Energy does business or owns property now or in the future, even if they do not reside in any of those jurisdictions. LINN Energy’s unitholders will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, LINN Energy’s unitholders may be subject to penalties for failure to comply with those requirements. In 2015, LINN Energy has been registered to do business or have owned assets in Alabama, Arkansas, California, Colorado, Illinois, Indiana, Kansas, Louisiana, Michigan, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Utah and Wyoming. As LINN Energy makes acquisitions or expands its business, LINN Energy may do business or own assets in other states in the future. It is the responsibility of each unitholder to file all U.S. federal, state and local tax returns that may be required of such unitholder.

Changes to current federal tax laws may affect the tax treatment of publicly traded partnerships or unitholders’ ability to take certain tax deductions, possibly on a retroactive basis.

Substantive changes to the existing federal income tax laws have been proposed that, if adopted, would affect, among other things, the ability to take certain operations-related deductions, including deductions for intangible drilling and deductions for U.S. production activities. Other proposed changes may affect LINN Energy’s ability to remain taxable as a partnership for federal income tax purposes or tax publicly traded partnerships with qualifying income from fossil fuels activities as a corporation. Additionally, in May 2015, the IRS and the U.S. Department of the Treasury published proposed regulations that provide industry-specific guidance regarding whether income earned from certain activities will constitute qualifying income. LINN Energy is unable to predict whether any changes, or other proposals to such laws, ultimately will be enacted or, if enacted, will be applied retroactively, or whether proposed regulations, once issued in final form, will materially change interpretations of the current law. Any such changes could negatively impact the value of an investment in LINN Energy’s units.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The reference to a “Note” herein refers to the accompanying Notes to Consolidated Financial Statements contained in “LINN Energy Consolidated Financial Statements.”

Executive Overview

LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets. LINN Energy is an independent oil and natural gas company that began operations in March 2003 and completed its initial public offering in January 2006. LINN Energy’s properties are located in eight operating regions in the U.S:

•	Hugoton Basin, which includes properties located in Kansas, the Oklahoma Panhandle and the Shallow Texas Panhandle;

•	Rockies, which includes properties located in Wyoming (Green River, Washakie and Powder River basins), Utah (Uinta Basin), North Dakota (Williston Basin) and Colorado (Piceance Basin);

•	California, which includes properties located in the San Joaquin Valley and Los Angeles basins;

•	TexLa, which includes properties located in east Texas and north Louisiana;

•	Mid-Continent, which includes Oklahoma properties located in the Anadarko and Arkoma basins, as well as waterfloods in the Central Oklahoma Platform;

•	Michigan/Illinois, which includes properties located in the Antrim Shale formation in north Michigan and oil properties in south Illinois;

•	Permian Basin, which includes properties located in west Texas and southeast New Mexico; and

•	South Texas.

For a discussion of LINN Energy’s eight operating regions, see “Business.”

Results for the year ended December 31, 2015, included the following:

•	oil, natural gas and NGL sales of approximately $1.7 billion compared to $3.6 billion for 2014;

•	average daily production of approximately 1,188 MMcfe/d compared to 1,210 MMcfe/d for 2014;

•	net loss of approximately $4.8 billion compared to $452 million for 2014;

•	net cash provided by operating activities of approximately $1.2 billion compared to $1.7 billion for 2014;

•	capital expenditures, excluding acquisitions, of approximately $518 million compared to $1.6 billion for 2014; and

•	589 wells drilled (584 successful) compared to 918 wells drilled (917 successful) for 2014.

Process to Explore Strategic Alternatives Related to LINN Energy’s Capital Structure

In February 2016, LINN Energy announced that it had initiated a process to explore strategic alternatives to strengthen its balance sheet and maximize the value of LINN Energy. The LINN Energy Board and management are in the process of evaluating strategic alternatives to help provide LINN Energy with financial stability, but no assurance can be given as to the outcome or timing of this process. LINN Energy has retained Lazard as its financial advisor and Kirkland & Ellis LLP as its legal advisor to assist the LINN Energy Board and management team with the strategic review process.

Going Concern Uncertainty

LINN Energy’s liquidity outlook has changed since the third quarter of 2015 due to continued low commodity prices, which are expected to result in significantly lower levels of cash flow from operating activities in the future as LINN Energy’s current commodity derivative contracts expire, and have limited LINN Energy’s ability to access the capital markets. In addition, each of LINN Energy’s Credit Facilities is subject to scheduled redeterminations of its borrowing base, semi-annually in April and October, based primarily on reserve reports using lender commodity price expectations at such time. Continued low commodity prices, reductions in LINN Energy’s capital budget and the resulting reserve write-downs, along with the maturity schedule of LINN Energy’s hedges, are expected to adversely impact the upcoming April redeterminations and will likely have a significant negative impact on LINN Energy’s liquidity.

As a result of these and other factors, the following issues have adversely impacted LINN Energy’s ability to continue as a going concern:

•	LINN Energy’s ability to comply with financial covenants and ratios in its Credit Facilities and indentures has been affected by continued low commodity prices. Absent a waiver or amendment, failure to meet these covenants and ratios would result in a default and, to the extent the applicable lenders so elect, an acceleration of LINN Energy’s existing indebtedness, causing such debt of approximately $3.6 billion to be immediately due and payable. Based on LINN Energy’s current estimates and expectations for commodity prices in 2016, LINN Energy does not expect to remain in compliance with all of the restrictive covenants contained in its Credit Facilities throughout 2016 unless those requirements are waived or amended. LINN Energy does not currently have adequate liquidity to repay all of its outstanding debt in full if such debt were accelerated;

•	because the Credit Facilities are effectively fully drawn, any reduction of the borrowing bases under LINN Energy’s Credit Facilities would require mandatory prepayments to the extent existing indebtedness exceeds the new borrowing bases. LINN Energy may not have sufficient cash on hand to be able to make any such mandatory prepayments; and

•	LINN Energy’s ability to make interest payments as they become due and repay indebtedness upon maturities (whether under existing terms or as a result of acceleration) is impacted by LINN Energy’s liquidity. As of February 29, 2016, there was less than $1 million of available borrowing capacity under the Credit Facilities.

The LINN Energy Board and management are in the process of evaluating strategic alternatives to help provide LINN Energy with financial stability, but no assurance can be given as to the outcome or timing of this process.

The report of LINN Energy’s independent registered public accounting firm that accompanies its audited consolidated financial statements in its Annual Report on Form 10-K contains an explanatory paragraph regarding the substantial doubt about LINN Energy’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty.

LINN Energy’s Credit Facilities contain the requirement to deliver audited consolidated financial statements without a going concern or like qualification or exception. Consequently, as of the filing date, March 15, 2016, LINN Energy is in default under the LINN Energy Credit Facility. If LINN Energy is unable to obtain a waiver or other suitable relief from the lenders under the LINN Energy Credit Facility prior to the expiration of the 30 day grace period, an Event of Default (as defined in the applicable agreements) will result and the lenders holding a majority of the commitments under the LINN Energy Credit Facility could accelerate the outstanding indebtedness, which would make it immediately due and payable. If LINN Energy is unable to obtain a waiver from or otherwise reach an agreement with the lenders under the LINN Energy Credit Facility and the indebtedness under the LINN Energy Credit Facility is accelerated, then an Event of Default under LINN

Energy’s senior notes and second lien notes would occur, which, if it continues beyond any applicable cure periods, would, to the extent the applicable lenders so elect, result in the acceleration of those obligations. Furthermore, an Event of Default under the LINN Energy Credit Facility will also result in an Event of Default under the Berry Credit Facility, which in the absence of a waiver or other suitable relief and upon the election of the agent or lenders holding a majority of commitments under the Berry Credit Facility would result in the acceleration of indebtedness under the Berry Credit Facility. Such Event of Default would trigger an Event of Default under the Berry senior notes. If such Event of Default continues beyond any applicable cure periods, such Event of Default would result in an acceleration of the Berry senior notes.

Additionally, the indenture governing the Second Lien Indenture required LINN Energy to deliver mortgages by February 18, 2016, subject to a 45 day grace period. LINN Energy elected to exercise its right to the grace period and not deliver the mortgages, and as a result, LINN Energy is currently in default under the Second Lien Indenture. If LINN Energy does not deliver the mortgages within the 45 day grace period or is otherwise unable to obtain a waiver or other suitable relief from the holders under the Second Lien Indenture prior to the expiration of the 45 day grace period, an Event of Default (as defined in the Second Lien Indenture) will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of the second lien notes so elect would accelerate the second lien notes causing them to be immediately due and payable.

Furthermore, LINN Energy has decided to defer making interest payments totaling approximately $60 million due March 15, 2016, including approximately $30 million on LINN Energy’s 7.75% senior notes due February 2021, approximately $12 million on LINN Energy’s 6.50% senior notes due September 2021 and approximately $18 million on Berry’s senior notes due September 2022, which will result in LINN Energy being in default under these senior notes. The indentures governing each of the applicable series of notes permit LINN Energy a 30 day grace period to make the interest payments. If LINN Energy fails to make the interest payments within the grace period, or is otherwise unable to obtain a waiver or suitable relief from the holders of these senior notes, an Event of Default will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of each series of notes so elect would accelerate the notes causing them to be immediately due and payable.

An Event of Default under the Second Lien Indenture or any of the indentures governing the senior notes triggers a cross-default under the LINN Energy Credit Facility and Berry Credit Facility and, as discussed above, if the applicable lenders so elect would result in acceleration under the LINN Energy Credit Facility and Berry Credit Facility. In addition, as discussed above, an acceleration of the obligations under the Second Lien Indenture or LINN Energy Credit Facility would trigger a cross-default to LINN Energy’s senior notes and if the applicable lenders so elect would result in a cross-acceleration under LINN Energy’s senior notes, and an acceleration of the Berry Credit Facility if the applicable lenders so elect would result in cross-acceleration under the Berry senior notes.

If lenders, and subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. If LINN Energy is unable to reach an agreement with its creditors prior to any of the above described accelerations, LINN Energy could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code.

LINN Energy is currently in discussions with various stakeholders and is pursuing or considering a number of actions including: (i) obtaining additional sources of capital from asset sales, private issuances of equity or equity-linked securities, debt for equity swaps, or any combination thereof; (ii) pursuing in- and out-of-court restructuring transactions; (iii) obtaining waivers or amendments from its lenders; and (iv) continuing to minimize its capital expenditures, reduce costs and maximize cash flows from operations. There can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed.

Reduction and Suspension of Distribution

In January 2015, LINN Energy reduced its distribution to $1.25 per unit, from the previous level of $2.90 per unit, on an annualized basis. Monthly distributions were paid by LINN Energy through September 2015. In October 2015, following the recommendation from management, LINN Energy’s determined to suspend payment of LINN Energy’s distribution and reserve any excess cash that would otherwise be available for distribution. LINN Energy’s Board and management believe the suspension to be in the best long-term interest of all Company stakeholders. LINN Energy’s Board will continue to evaluate LINN Energy’s ability to reinstate the distribution. For additional information, see “Distribution Practices” below.

2016 Oil and Natural Gas Capital Budget

For 2016, LINN Energy estimates its total capital expenditures, excluding acquisitions, will be approximately $340 million, including approximately $250 million related to its oil and natural gas capital program and approximately $75 million related to its plant and pipeline capital. The 2016 budget contemplates continued low commodity prices and is under continuous review and subject to ongoing adjustments. LINN Energy expects to fund its capital expenditures primarily from net cash provided by operating activities; however, there is uncertainty regarding LINN Energy’s liquidity as discussed above. In addition, at this level of capital spending, LINN Energy expects its total reserves to decline.

Alliance with GSO Capital Partners

LINN Energy signed definitive agreements dated June 30, 2015, with affiliates of private capital investor GSO, the credit platform of The Blackstone Group L.P., to fund DrillCo. Funds managed by GSO have agreed to commit up to $500 million with 5-year availability to fund drilling programs on locations provided by LINN Energy. Subject to adjustments depending on asset characteristics and return expectations of the selected drilling plan, GSO will fund 100% of the costs associated with new wells drilled under the DrillCo agreement and is expected to receive an 85% working interest in these wells until it achieves a 15% internal rate of return on annual groupings of wells, while LINN Energy is expected to receive a 15% carried working interest during this period. Upon reaching the internal rate of return target, GSO’s interest will be reduced to 5%, while LINN Energy’s interest will increase to 95%. As of December 31, 2015, no development activities had been funded under the agreement.

Alliance with Quantum Energy Partners

LINN Energy signed definitive agreements dated June 30, 2015, with affiliates of private capital investor Quantum Energy Partners to fund selected future oil and natural gas acquisitions and the development of AcqCo. See LINN Energy’s Current Report on Form 8-K filed on July 7, 2015, for additional details regarding these agreements.

Divestiture

On August 31, 2015, LINN Energy, through certain of its wholly owned subsidiaries, completed the sale of its remaining position in Howard County in the Permian Basin (“Howard County Assets Sale”). Cash proceeds received from the sale of these properties were approximately $276 million. LINN Energy used the net proceeds from the sale to repay a portion of the outstanding indebtedness under the LINN Energy Credit Facility.

Financing Activities

In February 2016, LINN Energy borrowed approximately $919 million under the LINN Energy Credit Facility, which represented the remaining undrawn amount that was available under the LINN Energy Credit Facility, the proceeds of which were deposited in an unencumbered account with a bank that is not a lender under either the LINN Energy or Berry Credit Facility. These funds are intended to be used for general corporate purposes. As of February 29, 2016, total borrowings (including outstanding letters of credit) under the LINN Energy Credit Facility were $3.6 billion with no remaining availability. Total borrowings under the Berry Credit Facility were approximately $899 million with less than $1 million available.

In November 2015, LINN Energy entered into Exchange Agreements with certain holders of Exchanged Notes. The Exchange Agreements provided that LINN Energy issue $1.0 billion Second Lien Notes in exchange for approximately $2.0 billion in aggregate principal amount of LINN Energy’s Exchanged Notes held by such holders.

In addition, during the year ended December 31, 2015, LINN Energy repurchased at a discount, through privately negotiated transactions and on the open market, approximately $992 million of its outstanding senior notes.

The spring 2015 semi-annual borrowing base redeterminations of LINN Energy’s Credit Facilities, as defined in Note 6, were completed in May 2015 and, as a result of lower commodity prices, the borrowing base under the LINN Energy Credit Facility decreased from $4.5 billion to $4.05 billion and the borrowing base under the Berry Credit Facility decreased from $1.4 billion to $1.2 billion, including $250 million posted as restricted cash (discussed below). The fall 2015 semi-annual redeterminations were completed in October 2015 and the borrowing base under the LINN Energy Credit Facility was reaffirmed at $4.05 billion, subject to certain conditions being met on or before January 1, 2016, and the borrowing base under the Berry Credit Facility decreased from $1.2 billion to $900 million, including the $250 million of restricted cash. In connection with the reduction in Berry’s borrowing base in October 2015, Berry repaid $300 million of borrowings outstanding under the Berry Credit Facility. The borrowing base under the LINN Energy Credit Facility automatically decreased to $3.6 billion on January 1, 2016, since certain conditions were not met. Also, in October 2015, LINN Energy and Berry each entered into an amendment to its Credit Facility.

Continued low commodity prices, reductions in LINN Energy’s capital budget and the resulting reserve write-downs, along with the maturity schedule of LINN Energy’s hedges, are expected to adversely impact future redeterminations.

In connection with the reduction in Berry’s borrowing base in May 2015, LINN Energy borrowed $250 million under the LINN Energy Credit Facility and contributed it to Berry to post as restricted cash with Berry’s lenders. As directed by LINN Energy, the $250 million was deposited on Berry’s behalf in a security account with the administrative agent subject to a security control agreement. Berry’s ability to withdraw funds from this account is subject to a concurrent reduction of the borrowing base under the Berry Credit Facility or lender’s consent in connection with a redetermination of such borrowing base. The $250 million may be used to satisfy obligations under the Berry Credit Facility or, subject to restrictions in the indentures governing Berry’s senior notes, may be returned to LINN Energy in the future.

See Note 6 for additional details about LINN Energy’s debt.

During the year ended December 31, 2015, LINN Energy, under its equity distribution agreement, sold 3,621,983 units representing limited liability company interests at an average price of $12.37 per unit for net proceeds of approximately $44 million (net of approximately $448,000 in commissions). LINN Energy used the net proceeds for general corporate purposes, including the open market repurchases of a portion of its senior notes (see Note 6). At December 31, 2015, units totaling approximately $455 million in aggregate offering price remained available to be sold under the agreement.

In May 2015, LINN Energy sold 16,000,000 units representing limited liability company interests in an underwritten public offering at $11.79 per unit ($11.32 per unit, net of underwriting discount) for net proceeds of approximately $181 million (after underwriting discount and offering costs of approximately $8 million). LINN Energy used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under the LINN Energy Credit Facility.

Commodity Derivatives

During the year ended December 31, 2015, LINN Energy entered into commodity derivative contracts consisting of natural gas basis swaps for May 2015 through December 2017 to hedge exposure to differentials in certain producing areas and oil swaps for April 2015 through December 2015. In addition, LINN Energy entered into natural gas basis swaps for May 2015 through December 2016 to hedge exposure to the differential in California, where it consumes natural gas in its heavy oil development operations.

During the fourth quarter of 2015, LINN Energy canceled certain of its commodity derivative contracts, consisting of Permian basis swaps for 2016 and 2017, trade month roll swaps for 2016 and 2017, and positions representing oil swaps which could have been extended at counterparty election for 2017. LINN Energy received net cash settlements of approximately $5 million from the cancellations.

Results of Operations

Year Ended December 31, 2015, Compared to Year Ended December 31, 2014

	Year Ended December 31,
	2015	2014	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$602,688	$894,043	$(291,355)
Oil sales	983,337	2,295,491	(1,312,154)
NGL sales	140,246	421,005	(280,759)

Total oil, natural gas and NGL sales	1,726,271	3,610,539	(1,884,268)
Gains on oil and natural gas derivatives	1,056,189	1,206,179	(149,990)
Marketing and other revenues	100,874	166,585	(65,711)

	2,883,334	4,983,303	(2,099,969)

Expenses:
Lease operating expenses	617,764	805,164	(187,400)
Transportation expenses	219,721	207,331	12,390
Marketing expenses	57,144	117,465	(60,321)
General and administrative expenses (1)	296,887	293,073	3,814
Exploration costs	9,473	125,037	(115,564)
Depreciation, depletion and amortization	805,757	1,073,902	(268,145)
Impairment of long-lived assets	5,813,954	2,303,749	3,510,205
Taxes, other than income taxes	181,895	267,403	(85,508)
Gains on sale of assets and other, net	(197,409)	(366,500)	169,091

	7,805,186	4,826,624	2,978,562

Other income and (expenses)	155,580	(604,051)	759,631

Loss before income taxes	(4,766,272)	(447,372)	(4,318,900)
Income tax expense (benefit)	(6,461)	4,437	(10,898)

Net loss	$(4,759,811)	$(451,809)	$(4,308,002)

(1)	General and administrative expenses for the years ended December 31, 2015, and December 31, 2014, include approximately $47 million and $45 million, respectively, of noncash unit-based compensation expenses.

	Year Ended December 31,
	2015	2014	Variance
Average daily production:
Natural gas (MMcf/d)	642	572	12%
Oil (MBbls/d)	62.4	72.9	(14)%
NGL (MBbls/d)	28.6	33.5	(15)%
Total (MMcfe/d)	1,188	1,210	(2)%
Weighted average prices: (1)
Natural gas (Mcf)	2.57	4.29	(40)%
Oil (Bbl)	43.16	86.28	(50)%
NGL (Bbl)	13.45	34.40	(61)%
Average NYMEX prices:
Natural gas (MMBtu)	$2.66	$4.41	(40)%
Oil (Bbl)	$48.80	$93.00	(48)%
Costs per Mcfe of production:
Lease operating expenses	$1.42	$1.82	(22)%
Transportation expenses	$0.51	$0.47	9%
General and administrative expenses (2)	$0.68	$0.66	3%
Depreciation, depletion and amortization	$1.86	$2.43	(23)%
Taxes, other than income taxes	$0.42	$0.61	(31)%

(1)	Does not include the effect of gains (losses) on derivatives.
(2)	General and administrative expenses for the years ended December 31, 2015, and December 31, 2014, include approximately $47 million and $45 million, respectively, of noncash unit-based compensation expenses.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales decreased by approximately $1.9 billion or 52% to approximately $1.7 billion for the year ended December 31, 2015, from approximately $3.6 billion for the year ended December 31, 2014, due to lower oil, natural gas and NGL prices and lower production volumes. Lower oil, natural gas and NGL prices resulted in a decrease in revenues of approximately $982 million, $402 million and $218 million, respectively.

Average daily production volumes decreased to approximately 1,188 MMcfe/d for the year ended December 31, 2015, from approximately 1,210 MMcfe/d for the year ended December 31, 2014. Lower oil and NGL production volumes resulted in a decrease in revenues of approximately $330 million and $62 million, respectively. Higher natural gas production volumes resulted in an increase in revenues of approximately $110 million.

The following table sets forth average daily production by region:

	Year Ended December 31,
	2015	2014	Variance
Average daily production (MMcfe/d):
Rockies	426	318	108	34%
Hugoton Basin	252	188	64	35%
California	185	171	14	8%
Mid-Continent	100	287	(187)	(65)%
TexLa	82	48	34	70%
Permian Basin	80	153	(73)	(48)%
South Texas	32	12	20	172%
Michigan/Illinois	31	33	(2)	(5)%

	1,188	1,210	(22)	(2)%

The increase in average daily production volumes in the Rockies region primarily reflects the impact of the acquisition of properties from subsidiaries of Devon Energy Corporation (“Devon” and the acquisition, the “Devon Assets Acquisition”) on August 29, 2014, and development capital spending. The increase in average daily production volumes in the Hugoton Basin region primarily reflects the impact of the properties received in the exchange with Exxon Mobil Corporation and its affiliates, including its wholly owned subsidiary XTO Energy Inc. (“Exxon XTO”) on August 15, 2014, and the acquisition of properties from Pioneer Natural Resources Company (“Pioneer” and the acquisition, the “Pioneer Assets Acquisition”) on September 11, 2014. The increase in average daily production volumes in the California region primarily reflects the impact of the properties received in the exchange with Exxon Mobil Corporation (“ExxonMobil”) on November 21, 2014, and development capital spending. The decrease in average daily production volumes in the Mid-Continent region primarily reflects lower production volumes as a result of the properties sold to privately held institutional affiliates of EnerVest, Ltd. and its joint venture partner FourPoint Energy, LLC (“Granite Wash Assets Sale”) on December 15, 2014, partially offset by the impact of the Devon Assets Acquisition. The increase in average daily production volumes in the TexLa region primarily reflects the impact of the Devon Assets Acquisition. The decrease in average daily production volumes in the Permian Basin region primarily reflects lower production volumes as a result of the properties relinquished in the two exchanges with Exxon XTO and ExxonMobil, the properties sold to Fleur de Lis Energy, LLC (“Permian Basin Assets Sale”) on November 14, 2014, and the Howard County Assets Sale on August 31, 2015. The increase in average daily production volumes in the South Texas region reflects the full year impact of the Devon Assets Acquisition. The decrease in average daily production volumes in the Michigan/Illinois region primarily reflects a low-decline asset base with minimal development capital spending.

Gains (Losses) on Oil and Natural Gas Derivatives

Gains on oil and natural gas derivatives were approximately $1.1 billion and $1.2 billion for the years ended December 31, 2015, and December 31, 2014, respectively, representing a decrease of approximately $150 million. Gains on oil and natural gas derivatives decreased primarily due to changes in fair value of the derivative contracts. The results for 2015 and 2014 also include cash settlements of approximately $5 million and $12 million, respectively, related to canceled derivatives contracts. In addition, the results for 2015 and 2014 include gains of approximately $4 million and $7 million, respectively, related to the recoveries of a bankruptcy claim (see Note 11). The fair value on unsettled derivatives contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

During the year ended December 31, 2015, LINN Energy had commodity derivative contracts for approximately 81% of its natural gas production and 83% of its oil production. During the year ended

December 31, 2014, LINN Energy had commodity derivative contracts for approximately 85% of its natural gas production and 94% of its oil production. LINN Energy does not hedge the portion of natural gas production used to economically offset natural gas consumption related to its heavy oil development operations in California.

LINN Energy determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “Quantitative and Qualitative Disclosures About Market Risk” and Note 7 and Note 8 for additional details about LINN Energy’s commodity derivatives. For information about LINN Energy’s credit risk related to derivative contracts, see “Counterparty Credit Risk” under “Liquidity and Capital Resources” below.

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems, plants and facilities. Marketing and other revenues decreased by approximately $66 million or 39% to approximately $101 million for the year ended December 31, 2015, from approximately $167 million for the year ended December 31, 2014. The decrease was primarily due to lower revenues generated by the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms, lower electricity sales revenues generated by LINN Energy’s California cogeneration facilities and the impact of properties sold during the fourth quarter of 2014, partially offset by higher helium sales revenue in the Hugoton Basin.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies, and workover expenses. Lease operating expenses decreased by approximately $187 million or 23% to approximately $618 million for the year ended December 31, 2015, from approximately $805 million for the year ended December 31, 2014. The decrease was primarily due to cost savings initiatives, lower costs as a result of the properties sold during the fourth quarter of 2014 and a decrease in steam costs caused by lower prices for natural gas used in steam generation, partially offset by costs associated with properties acquired during the third quarter of 2014. Lease operating expenses per Mcfe also decreased to $1.42 per Mcfe for the year ended December 31, 2015, from $1.82 per Mcfe for the year ended December 31, 2014.

Transportation Expenses

Transportation expenses increased by approximately $13 million or 6% to approximately $220 million for the year ended December 31, 2015, from approximately $207 million for the year ended December 31, 2014. The increase was primarily due to costs associated with properties acquired during the third quarter of 2014 partially offset by lower costs as a result of the properties sold during the fourth quarter of 2014. Transportation expenses per Mcfe also increased to $0.51 per Mcfe for the year ended December 31, 2015, from $0.47 per Mcfe for the year ended December 31, 2014.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems, plants and facilities. Marketing expenses decreased by approximately $60 million or 51% to approximately $57 million for the year ended December 31, 2015, from approximately $117 million for the year ended December 31, 2014. The decrease was primarily due to lower expenses associated with the Jayhawk natural gas processing plant in Kansas, principally driven by a change in contract terms, and lower electricity generation expenses incurred by LINN Energy’s California cogeneration facilities.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $4 million or 1% to approximately $297 million for the year ended December 31, 2015, from approximately $293 million for the year ended December 31, 2014. The increase was primarily due to higher advisory fees related to the alliance agreements partially offset by lower acquisition expenses. General and administrative expenses per Mcfe also increased to $0.68 per Mcfe for the year ended December 31, 2015, from $0.66 per Mcfe for the year ended December 31, 2014.

Exploration Costs

Exploration costs decreased by approximately $116 million to approximately $9 million for the year ended December 31, 2015, from approximately $125 million for the year ended December 31, 2014. The decrease was primarily due to lower leasehold impairment expenses on unproved properties.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization decreased by approximately $268 million or 25% to approximately $806 million for the year ended December 31, 2015, from approximately $1.1 billion for the year ended December 31, 2014. The decrease was primarily due to the divestitures of properties in 2014 with higher rates compared to the rates of properties acquired in 2014, lower rates as a result of the impairments recorded in the prior year and the first and third quarters of 2015, and lower total production volumes. Depreciation, depletion and amortization per Mcfe also decreased to $1.86 per Mcfe for the year ended December 31, 2015, from $2.43 per Mcfe for the year ended December 31, 2014. As a result of the uncertainty regarding LINN Energy’s future commitment to capital, LINN Energy reclassified all of its proved undeveloped reserves to unproved as of December 31, 2015, which may impact depletion in the future.

Impairment of Long-Lived Assets

LINN Energy recorded the following noncash impairment charges (before and after tax) associated with proved and unproved oil and natural gas properties:

	Year Ended December 31,
	2015	2014
	(in thousands)
Rockies region	$1,758,939	$585,705
Hugoton Basin region	1,667,768	—
California region	537,511	22
TexLa region	430,859	4,836
Mid-Continent region	405,370	244,413
Permian Basin region	71,990	1,337,444
South Texas region	42,433	131,329

Proved oil and natural gas properties	4,914,870	2,303,749

TexLa region	416,846	—
Permian Basin region	226,922	—
Rockies region	184,137	—
California region	71,179	—

Unproved oil and natural gas properties	899,084	—

Impairment of long-lived assets	$5,813,954	$2,303,749

The impairment charges in 2015 were due to a decline in commodity prices, changes in expected capital development and a decline in LINN Energy’s estimates of proved reserves. The impairment charges in 2014 include approximately $1.7 billion due to a steep decline in commodity prices during the fourth quarter of 2014 and approximately $603 million due to the divestiture of certain high valued unproved properties in the Midland

Basin in which the expected cash flows were previously included in the impairment assessment for proved oil and natural gas properties.

Subsequent to December 31, 2015, the prices of oil, natural gas and NGL have continued to be volatile. In the future, if forward price curves continue to decline, LINN Energy may have additional impairments which could have a material impact on its results of operations.

(Gains) Losses on Sale of Assets and Other, Net

During the year ended December 31, 2015, LINN Energy recorded a net gain of approximately $177 million, including costs to sell of approximately $1 million, on the Howard County Assets Sale. During the year ended December 31, 2014, LINN Energy recorded the following net gains and losses on divestitures and exchanges of properties:

•	Net gain of approximately $294 million, including costs to sell of approximately $10 million, on the Granite Wash Assets Sale;

•	Net loss of approximately $28 million, including costs to sell of approximately $2 million, on the Permian Basin Assets Sale;

•	Net gain of approximately $20 million, including costs to sell of approximately $3 million, on the noncash exchange of a portion of its Permian Basin properties to ExxonMobil for properties in California’s South Belridge Field;

•	Net gain of approximately $65 million, including costs to sell of approximately $3 million, on the noncash exchange of a portion of its Permian Basin properties to Exxon XTO, for properties in the Hugoton Basin; and

•	Net gain of approximately $36 million on the sale of LINN Energy’s interests in certain non-producing oil and natural gas properties located in the Mid-Continent region.

See Note 2 for additional details of divestitures and exchanges of properties.

Taxes, Other Than Income Taxes

	Year Ended December 31,
	2015	2014	Variance
	(in thousands)
Severance taxes	$62,000	$133,933	$(71,933)
Ad valorem taxes	99,368	114,955	(15,587)
California carbon allowances	20,573	18,212	2,361
Other	(46)	303	(349)

	$181,895	$267,403	$(85,508)

Taxes, other than income taxes decreased by approximately $86 million or 32% for the year ended December 31, 2015, compared to the year ended December 31, 2014. Severance taxes, which are a function of revenues generated from production, decreased primarily due to lower oil, natural gas and NGL prices and lower production volumes. Ad valorem taxes, which are based on the value of reserves and production equipment and vary by location, decreased primarily due to a lower estimated valuation on certain of LINN Energy’s properties, partially offset by acquisitions completed during the third quarter of 2014. California carbon allowances increased primarily due to an increase in estimated emissions for which credits are needed and higher costs for acquired allowances.

Other Income and (Expenses)

	Year Ended December 31,
	2015	2014	Variance
	(in thousands)
Interest expense, net of amounts capitalized	$(546,453)	$(587,838)	$41,385
Gain on extinguishment of debt	719,259	—	719,259
Other, net	(17,226)	(16,213)	(1,013)

	$155,580	$(604,051)	$759,631

Other income and (expenses) decreased by approximately $760 million for the year ended December 31, 2015, compared to the year ended December 31, 2014. Interest expense decreased primarily due to lower outstanding debt during the period and lower amortization of financing fees and expenses primarily related to the bridge loan and term loan that were repaid during 2014 and senior notes that were repurchased during 2015, partially offset by a decrease in capitalized interest. In addition, for the year ended December 31, 2015, LINN Energy recorded a gain on extinguishment of debt of approximately $719 million as a result of the repurchases of a portion of its senior notes and the exchange of Exchanged Notes for the Second Lien Notes. See “Debt” under “Liquidity and Capital Resources” below for additional details. Other expenses increased during 2015 primarily due to write-offs of deferred financing fees related to the Credit Facilities.

Income Tax Expense (Benefit)

LINN Energy is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of LINN Energy are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of LINN Energy’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. LINN Energy recognized an income tax benefit of approximately $6 million for the year ended December 31, 2015, compared to income tax expense of approximately $4 million for the year ended December 31, 2014. The income tax benefit was primarily due to lower income from LINN Energy’s taxable subsidiaries in 2015 compared to 2014.

Net Loss

Net loss increased by approximately $4.3 billion to approximately $4.8 billion for the year ended December 31, 2015, from approximately $452 million for the year ended December 31, 2014. The increase was primarily due to higher impairment charges, lower production revenues and lower gains on oil and natural gas derivatives, partially offset by the gain on extinguishment of debt and lower expenses, including interest. See discussion above for explanations of variances.

Results of Operations

Year Ended December 31, 2014, Compared to Year Ended December 31, 2013

	Year Ended December 31,
	2014	2013	Variance
	(in thousands)
Revenues and other:
Natural gas sales	$894,043	$585,501	$308,542
Oil sales	2,295,491	1,152,213	1,143,278
NGL sales	421,005	335,526	85,479

Total oil, natural gas and NGL sales	3,610,539	2,073,240	1,537,299
Gains on oil and natural gas derivatives	1,206,179	177,857	1,028,322
Marketing and other revenues	166,585	80,558	86,027

	4,983,303	2,331,655	2,651,648

	Year Ended December 31,
	2014	2013	Variance
	(in thousands)
Expenses:
Lease operating expenses	805,164	372,523	432,641
Transportation expenses	207,331	128,440	78,891
Marketing expenses	117,465	37,892	79,573
General and administrative expenses (1)	293,073	236,271	56,802
Exploration costs	125,037	5,251	119,786
Depreciation, depletion and amortization	1,073,902	829,311	244,591
Impairment of long-lived assets	2,303,749	828,317	1,475,432
Taxes, other than income taxes	267,403	138,631	128,772
(Gains) losses on sale of assets and other, net	(366,500)	13,637	(380,137)

	4,826,624	2,590,273	2,236,351

Other income and (expenses)	(604,051)	(434,918)	(169,133)

Loss before income taxes	(447,372)	(693,536)	246,164
Income tax expense (benefit)	4,437	(2,199)	6,636

Net loss	$(451,809)	$(691,337)	$239,528

(1)	General and administrative expenses for the years ended December 31, 2014, and December 31, 2013, include approximately $45 million and $37 million, respectively, of noncash unit-based compensation expenses.

	Year Ended December 31,
	2014	2013	Variance
Average daily production:
Natural gas (MMcf/d)	572	443	29%
Oil (MBbls/d)	72.9	33.5	118%
NGL (MBbls/d)	33.5	29.7	13%
Total (MMcfe/d)	1,210	822	47%
Weighted average prices: (1)
Natural gas (Mcf)	$4.29	$3.62	19%
Oil (Bbl)	$86.28	$94.15	(8)%
NGL (Bbl)	$34.40	$30.96	11%
Average NYMEX prices:
Natural gas (MMBtu)	$4.41	$3.65	21%
Oil (Bbl)	$93.00	$97.97	(5)%
Costs per Mcfe of production:
Lease operating expenses	$1.82	$1.24	47%
Transportation expenses	$0.47	$0.43	9%
General and administrative expenses (2)	$0.66	$0.79	(16)%
Depreciation, depletion and amortization	$2.43	$2.76	(12)%
Taxes, other than income taxes	$0.61	$0.46	33%

(1)	Does not include the effect of gains (losses) on derivatives.
(2)	General and administrative expenses for the years ended December 31, 2014, and December 31, 2013, include approximately $45 million and $37 million, respectively, of noncash unit-based compensation expenses.

Revenues and Other

Oil, Natural Gas and NGL Sales

Oil, natural gas and NGL sales increased by approximately $1.5 billion or 74% to approximately $3.6 billion for the year ended December 31, 2014, from approximately $2.1 billion for the year ended December 31, 2013, due to higher production volumes and higher natural gas and NGL prices partially offset by lower oil prices. Higher natural gas and NGL prices resulted in an increase in revenues of approximately $138 million and $42 million, respectively. Lower oil prices resulted in a decrease in revenues of approximately $209 million.

Average daily production volumes increased to approximately 1,210 MMcfe/d for the year ended December 31, 2014, from approximately 822 MMcfe/d for the year ended December 31, 2013. Higher oil, natural gas and NGL production volumes resulted in an increase in revenues of approximately $1.4 billion, $171 million and $43 million, respectively.

The following table sets forth average daily production by region:

	Year Ended December 31,
	2014	2013	Variance
Average daily production (MMcfe/d):
Rockies	318	187	131	71%
Mid-Continent	287	330	(43)	(13)%
Hugoton Basin	188	143	45	31%
California	171	19	152	824%
Permian Basin	153	87	66	76%
TexLa	48	22	26	122%
Michigan/Illinois	33	34	(1)	(3)%
South Texas	12	—	12	—

	1,210	822	388	47%

The increase in average daily production volumes in the Rockies region primarily reflects the impact of the Berry acquisition in December 2013, the Devon Assets Acquisition on August 29, 2014, and development capital spending. The decrease in average daily production volumes in the Mid-Continent region primarily reflects lower development capital spending in the Granite Wash and lower production volumes as a result of the properties sold in the Granite Wash Assets Sale on December 15, 2014, partially offset by the impact of the Devon Assets Acquisition. The increase in average daily production volumes in the Hugoton Basin region primarily reflects the impact of the properties received in the exchange with Exxon XTO on August 15, 2014, the Pioneer Assets Acquisition on September 11, 2014, and development capital spending. The increase in average daily production volumes in the California region primarily reflects the impact of the Berry acquisition and the impact of the properties received in the exchange with ExxonMobil on November 21, 2014. The increase in average daily production volumes in the Permian Basin region primarily reflects the impact of an acquisition in October 2013, the Berry acquisition and development capital spending, partially offset by lower production volumes as a result of the properties relinquished in the two exchanges with Exxon XTO and ExxonMobil and the Permian Basin Assets Sale on November 14, 2014. The increase in average daily production volumes in the TexLa region primarily reflects the impact of the Berry acquisition and the Devon Assets Acquisition. The Michigan/Illinois region consists of a low-decline asset base and continues to produce at consistent levels. Average daily production volumes in the South Texas region reflect the impact of the Devon Assets Acquisition.

Gains (Losses) on Oil and Natural Gas Derivatives

Gains on oil and natural gas derivatives were approximately $1.2 billion and $178 million for the years ended December 31, 2014, and December 31, 2013, respectively, representing an increase of $1.0 billion. Gains on oil and natural gas derivatives increased primarily due to changes in fair value on unsettled derivative contracts. The results for 2014 also include cash settlements of approximately $12 million related to canceled derivatives contracts. In addition, the results for 2014 and 2013 include gains of approximately $7 million and $11 million, respectively, related to the recoveries of a bankruptcy claim (see Note 11). The fair value on unsettled derivatives contracts changes as future commodity price expectations change compared to the contract prices on the derivatives. If the expected future commodity prices increase compared to the contract prices on the derivatives, losses are recognized; and if the expected future commodity prices decrease compared to the contract prices on the derivatives, gains are recognized.

During the year ended December 31, 2014, LINN Energy had commodity derivative contracts for approximately 85% of its natural gas production and 94% of its oil production. During the year ended December 31, 2013, LINN Energy had commodity derivative contracts for approximately 107% of its natural gas production and 127% of its oil production. LINN Energy does not hedge the portion of natural gas production used to economically offset natural gas consumption related to its heavy oil development operations in California.

LINN Energy determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. See “Quantitative and Qualitative Disclosures About Market Risk” and Note 7 and Note 8 for additional details about LINN Energy’s commodity derivatives. For information about LINN Energy’s credit risk related to derivative contracts, see “Counterparty Credit Risk” under “Liquidity and Capital Resources” below.

Marketing and Other Revenues

Marketing revenues represent third-party activities associated with company-owned gathering systems, plants and facilities. Marketing and other revenues increased by approximately $86 million or 107% to approximately $167 million for the year ended December 31, 2014, from approximately $81 million for the year ended December 31, 2013. The increase was primarily due to electricity sales revenues generated by LINN Energy’s California cogeneration facilities acquired and certain contracts assumed in the Berry acquisition in December 2013, as well as higher revenues generated by the Jayhawk natural gas processing plant.

Expenses

Lease Operating Expenses

Lease operating expenses include expenses such as labor, field office, vehicle, supervision, maintenance, tools and supplies, and workover expenses. Lease operating expenses increased by approximately $432 million or 116% to approximately $805 million for the year ended December 31, 2014, from approximately $373 million for the year ended December 31, 2013. Lease operating expenses increased primarily due to costs associated with properties acquired in the Berry acquisition and acquisitions completed during the third quarter of 2014 (see Note 2). Lease operating expenses per Mcfe also increased to $1.82 per Mcfe for the year ended December 31, 2014, from $1.24 per Mcfe for the year ended December 31, 2013, primarily due to higher unit rates on newly acquired oil properties.

Transportation Expenses

Transportation expenses increased by approximately $79 million or 61% to approximately $207 million for the year ended December 31, 2014, from approximately $128 million for the year ended December 31, 2013. The increase was primarily due to costs associated with properties acquired in the Berry acquisition and acquisitions during the third quarter of 2014. Transportation expenses per Mcfe also increased to $0.47 per Mcfe for the year ended December 31, 2014, from $0.43 per Mcfe for the year ended December 31, 2013, primarily due to higher rates on Berry properties acquired in the Rockies region.

Marketing Expenses

Marketing expenses represent third-party activities associated with company-owned gathering systems, plants and facilities. Marketing expenses increased by approximately $79 million or 210% to approximately $117 million for the year ended December 31, 2014, from approximately $38 million for the year ended December 31, 2013. The increase was primarily due to electricity generation expenses incurred by LINN Energy’s California cogeneration facilities acquired and certain contracts assumed in the Berry acquisition, as well as higher expenses associated with the Jayhawk natural gas processing plant.

General and Administrative Expenses

General and administrative expenses are costs not directly associated with field operations and reflect the costs of employees including executive officers, related benefits, office leases and professional fees. General and administrative expenses increased by approximately $57 million or 24% to approximately $293 million for the year ended December 31, 2014, from approximately $236 million for the year ended December 31, 2013. The increase was primarily due to higher salaries and benefits related expenses, primarily driven by increased employee headcount and unit-based compensation, higher professional services expenses and higher various other administrative expenses, partially offset by lower non-payroll related acquisition expenses. Although general and administrative expenses increased, the unit rate decreased to $0.66 per Mcfe for the year ended December 31, 2014, from $0.79 per Mcfe for the year ended December 31, 2013.

Exploration Costs

Exploration costs increased by approximately $120 million to approximately $125 million for the year ended December 31, 2014, from approximately $5 million for the year ended December 31, 2013. The increase was due to higher leasehold impairment expenses on unproved properties, primarily in Michigan, the Mid-Continent and the Powder River Basin.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by approximately $245 million or 29% to approximately $1.1 billion for the year ended December 31, 2014, from approximately $829 million for the year ended December 31, 2013. Higher total production volumes were the primary reason for the increased expense. Depreciation, depletion and amortization per Mcfe decreased to $2.43 per Mcfe for the year ended December 31, 2014, from $2.76 per Mcfe for the year ended December 31, 2013, primarily due to a lower rate in the Granite Wash formation as a result of the impairment recorded in the prior year and properties held for sale at September 30, 2014, that were divested on December 15, 2014.

Impairment of Long-Lived Assets

LINN Energy recorded the following noncash impairment charges (before and after tax) associated with proved oil and natural gas properties:

	Year Ended December 31,
	2014	2013
	(in thousands)
Permian Basin region	$1,337,444	$—
Rockies region	585,705	—
Mid-Continent region	244,413	828,317
South Texas region	131,329	—
TexLa region	4,836	—
California region	22	—

	$2,303,749	$828,317

The impairment charges in 2014 include approximately $1.7 billion due to a steep decline in commodity prices during the fourth quarter of 2014 and approximately $603 million due to the divestiture of certain high valued unproved properties in the Midland Basin in which the expected cash flows were previously included in the impairment assessment for proved oil and natural gas properties. The impairment charges in 2013 include approximately $791 million associated with properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013 (see Note 2).

(Gains) Losses on Sale of Assets and Other, Net

During the year ended December 31, 2014, LINN Energy recorded the following net gains and losses on divestitures and exchanges of properties:

•	Net gain of approximately $294 million, including costs to sell of approximately $10 million, on the Granite Wash Assets Sale;

•	Net loss of approximately $28 million, including costs to sell of approximately $2 million, on the Permian Basin Assets Sale;

•	Net gain of approximately $20 million, including costs to sell of approximately $3 million, on the noncash exchange of a portion of its Permian Basin properties to ExxonMobil for properties in California’s South Belridge Field;

•	Net gain of approximately $65 million, including costs to sell of approximately $3 million, on the noncash exchange of a portion of its Permian Basin properties to Exxon XTO, for properties in the Hugoton Basin; and

•	Net gain of approximately $36 million on the sale of LINN Energy’s interests in certain non-producing oil and natural gas properties located in the Mid-Continent region.

See Note 2 for additional details of divestitures and exchanges of properties.

Taxes, Other Than Income Taxes

	Year Ended December 31,
	2014	2013	Variance
	(in thousands)
Severance taxes	$133,933	$90,655	$43,278
Ad valorem taxes	114,955	48,547	66,408
California carbon allowances	18,212	355	17,857
Other	303	(926)	1,229

	$267,403	$138,631	$128,772

Taxes, other than income taxes increased by approximately $129 million or 93% for the year ended December 31, 2014, compared to the year ended December 31, 2013. Severance taxes, which are a function of revenues generated from production, increased primarily due to higher production volumes and higher natural gas and NGL prices partially offset by lower oil prices. Ad valorem taxes, which are primarily based on the value of reserves and production equipment and vary by location, increased primarily due to the Berry acquisition and acquisitions completed during the third quarter of 2014. California carbon allowances increased primarily due to the California properties acquired in the Berry acquisition.

Other Income and (Expenses)

	Year Ended December 31,
	2014	2013	Variance
	(in thousands)
Interest expense, net of amounts capitalized	$(587,838)	$(421,137)	$(166,701)
Loss on extinguishment of debt	—	(5,304)	5,304
Other, net	(16,213)	(8,477)	(7,736)

	$(604,051)	$(434,918)	$(169,133)

Other income and (expenses) increased by approximately $169 million for the year ended December 31, 2014, compared to the year ended December 31, 2013. Interest expense increased primarily due to higher outstanding debt during the period and higher amortization of financing fees and expenses associated with the bridge loan and term loan that were repaid during 2014, the senior notes issued in September 2014 and amendments made to LINN Energy’s Credit Facilities during 2014 and 2013. For the year ended December 31, 2013, LINN Energy recorded a loss on extinguishment of debt of approximately $5 million as a result of the redemption of the remaining outstanding senior notes due 2017 and 2018. See “Debt” under “Liquidity and Capital Resources” below for additional details. Other expenses increased primarily due to write-offs of deferred financing fees related to the term loan that was repaid and the LINN Energy Credit Facility that was amended during 2014. There were no such write-offs during 2013.

Income Tax Expense (Benefit)

LINN Energy is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of LINN Energy are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of LINN Energy’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. LINN Energy recognized income tax expense of approximately $4 million for the year ended December 31, 2014, compared to an income tax benefit of approximately $2 million for the year ended December 31, 2013. Income tax expense increased primarily due to higher income from LINN Energy’s taxable subsidiaries in 2014 compared to 2013.

Net Loss

Net loss decreased by approximately $239 million or 35% to approximately $452 million for the year ended December 31, 2014, from approximately $691 million for the year ended December 31, 2013. The decrease was primarily due to higher production revenues and higher gains on oil and natural gas derivatives, partially offset by higher impairment charges and other expenses, including interest. See discussions above for explanations of variances.

Liquidity and Capital Resources

LINN Energy’s liquidity outlook has changed since the third quarter of 2015 due to continued low commodity prices. The significant risks and uncertainties described under “Executive Overview” raise substantial doubt about LINN Energy’s ability to continue as a going concern. The report of LINN Energy’s independent registered public accounting firm that accompanies its audited consolidated financial statements in its Annual Report on Form 10-K contains an explanatory paragraph regarding the substantial doubt about LINN Energy’s ability to continue as a going concern.

LINN Energy’s Credit Facilities contain the requirement to deliver audited consolidated financial statements without a going concern or like qualification or exception. Consequently, as of the filing date, March 15, 2016, LINN Energy is in default under the LINN Energy Credit Facility. If LINN Energy is unable to obtain a waiver or other suitable relief from the lenders under the LINN Energy Credit Facility prior to the expiration of the 30 day grace period, an Event of Default will result and the lenders holding a majority of the commitments under the LINN Energy Credit Facility could accelerate the outstanding indebtedness, which would make it immediately due and payable. If LINN Energy is unable to obtain a waiver from or otherwise reach an agreement with the lenders under the LINN Energy Credit Facility and the indebtedness under the LINN Energy Credit Facility is accelerated, then an Event of Default under LINN Energy’s senior notes and second lien notes would occur, which, if it continues beyond any applicable cure periods, would, to the extent the applicable lenders so elect, result in the acceleration of those obligations. Furthermore, an Event of Default under the LINN Energy Credit Facility will also result in an Event of Default under the Berry Credit Facility, which in the absence of a waiver or other suitable relief and upon the election of the agent or lenders holding a majority of commitments under the Berry Credit Facility would result in the acceleration of indebtedness under the Berry Credit Facility. Such Event of Default would trigger an Event of Default under the Berry senior notes. If such Event of Default continues beyond any applicable cure periods, such Event of Default would result in an acceleration of the Berry senior notes.

Additionally, the indenture governing the Second Lien Indenture required LINN Energy to deliver mortgages by February 18, 2016, subject to a 45 day grace period. LINN Energy elected to exercise its right to the grace period and not deliver the mortgages, and as a result, LINN Energy is currently in default under the Second Lien Indenture. If LINN Energy does not deliver the mortgages within the 45 day grace period or is otherwise unable to obtain a waiver or other suitable relief from the holders under the Second Lien Indenture prior to the expiration of the 45 day grace period, an Event of Default will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of the second lien notes so elect would accelerate the second lien notes causing them to be immediately due and payable.

Furthermore, LINN Energy has decided to defer making interest payments totaling approximately $60 million due March 15, 2016, including approximately $30 million on LINN Energy’s 7.75% senior notes due February 2021, approximately $12 million on LINN Energy’s 6.50% senior notes due September 2021 and approximately $18 million on Berry’s senior notes due September 2022, which will result in LINN Energy being in default under these senior notes. The indentures governing each of the applicable series of notes permit LINN Energy a 30 day grace period to make the interest payments. If LINN Energy fails to make the interest payments within the grace period, or is otherwise unable to obtain a waiver or suitable relief from the holders of these senior notes, an Event of Default will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of each series of notes so elect would accelerate the notes causing them to be immediately due and payable.

An Event of Default under the Second Lien Indenture or any of the indentures governing the senior notes triggers a cross-default under the LINN Energy Credit Facility and Berry Credit Facility and, as discussed above, if the applicable lenders so elect would result in acceleration under the LINN Energy Credit Facility and Berry Credit Facility. In addition, as discussed above, an acceleration of the obligations under the Second Lien Indenture or LINN Energy Credit Facility would trigger a cross-default to LINN Energy’s senior notes and if the applicable lenders so elect would result in a cross-acceleration under LINN Energy’s senior notes, and an acceleration of the Berry Credit Facility if the applicable lenders so elect would result in cross-acceleration under the Berry senior notes.

If lenders, and subsequently noteholders, accelerate LINN Energy’s outstanding indebtedness, it will become immediately due and payable and LINN Energy will not have sufficient liquidity to repay those amounts. If LINN Energy is unable to reach an agreement with its creditors prior to any of the above described accelerations, LINN Energy could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code.

LINN Energy is currently in discussions with various stakeholders and is pursuing or considering a number of actions including: (i) obtaining additional sources of capital from asset sales, private issuances of equity or equity-linked securities, debt for equity swaps, or any combination thereof; (ii) pursuing in- and out-of-court restructuring transactions; (iii) obtaining waivers or amendments from its lenders; and (iv) continuing to minimize its capital expenditures, reduce costs and maximize cash flows from operations. There can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed.

LINN Energy has utilized funds from debt and equity offerings, borrowings under its Credit Facilities and net cash provided by operating activities for capital resources and liquidity. To date, the primary use of capital has been for acquisitions and the development of oil and natural gas properties. For the year ended December 31, 2015, LINN Energy’s total capital expenditures, excluding acquisitions, were approximately $518 million.

See below for details regarding capital expenditures for the periods presented:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Oil and natural gas	$450,286	$1,487,996	$1,166,866
Plant and pipeline	20,580	19,756	63,035
Other	46,829	48,182	34,664

Capital expenditures, excluding acquisitions	$517,695	$1,555,934	$1,264,565

For 2016, LINN Energy estimates its total capital expenditures, excluding acquisitions, will be approximately $340 million, including approximately $250 million related to its oil and natural gas capital program and approximately $75 million related to its plant and pipeline capital. This estimate is under continuous review and subject to ongoing adjustments. LINN Energy expects to fund its capital expenditures primarily from net cash provided by operating activities; however, there is uncertainty regarding LINN Energy’s liquidity as discussed above.

In February 2016, LINN Energy borrowed approximately $919 million under the LINN Energy Credit Facility, which represented the remaining undrawn amount that was available under the LINN Energy Credit Facility, the proceeds of which were deposited in an unencumbered account with a bank that is not a lender under either the LINN Energy or Berry Credit Facility. As of February 29, 2016, there was less than $1 million of available borrowing capacity under the Credit Facilities. See “Process to Explore Strategic Alternatives Related to LINN Energy’s Capital Structure” under “Executive Overview” for additional details.

In November 2015, LINN Energy issued $1.0 billion in aggregate principal amount of new Second Lien Notes in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes. The exchanges were accounted for as a troubled debt restructuring (“TDR”). See Note 6 for additional details. TDR accounting requires that interest payments on the Second Lien Notes reduce the carrying value of the debt with no interest expense recognized. As a result, LINN Energy’s reported interest expense will be significantly less than the contractual interest payments throughout the term of the Second Lien Notes. For the year ended December 31, 2015, accrued contractual interest on the Second Lien Notes was approximately $14 million, and no interest payments were made during the year.

In October 2015, LINN Energy and Berry each entered into an amendment to its credit facility. See Note 6 for additional details.

The spring 2015 semi-annual borrowing base redeterminations of LINN Energy’s Credit Facilities were completed in May 2015, and as a result of lower commodity prices, the borrowing base under the LINN Energy Credit Facility decreased from $4.5 billion to $4.05 billion and the borrowing base under the Berry Credit Facility decreased from $1.4 billion to $1.2 billion. The fall 2015 semi-annual redeterminations were completed in October 2015 and the borrowing base under the LINN Energy Credit Facility was reaffirmed at $4.05 billion, subject to certain conditions being met on or before January 1, 2016, and the borrowing base under the Berry Credit Facility decreased from $1.2 billion to $900 million. In connection with the reduction in Berry’s borrowing base in October 2015, Berry repaid $300 million of borrowings outstanding under the Berry Credit Facility. The borrowing base under the LINN Energy Credit Facility automatically decreased to $3.6 billion on January 1, 2016, since certain conditions were not met.

Continued low commodity prices, reductions in LINN Energy’s capital budget and the resulting reserve write-downs, along with the maturity schedule of LINN Energy’s hedges, are expected to adversely impact future redeterminations. LINN Energy may have insufficient cash on hand to be able to make mandatory prepayments under the Credit Facilities.

In connection with the reduction in Berry’s borrowing base in May 2015, LINN Energy borrowed $250 million under the LINN Energy Credit Facility and contributed it to Berry to post as restricted cash with Berry’s lenders. As directed by LINN Energy, the $250 million was deposited on Berry’s behalf in a security account with the administrative agent subject to a security control agreement. Berry’s ability to withdraw funds from this account is subject to a concurrent reduction of the borrowing base under the Berry Credit Facility or lender’s consent in connection with a redetermination of such borrowing base. The $250 million may be used to satisfy obligations under the Berry Credit Facility or, subject to restrictions in the indentures governing Berry’s senior notes, may be returned to LINN Energy in the future.

As LINN Energy pursues growth, it continually monitors the capital resources available to meet future financial obligations and planned capital expenditures. LINN Energy’s future success in growing reserves and production volumes will be highly dependent on the capital resources available and its success in drilling for or acquiring additional reserves. LINN Energy actively reviews acquisition opportunities on an ongoing basis. If LINN Energy were to make significant additional acquisitions for cash, it would need to borrow additional amounts under its Credit Facilities, if available, or obtain additional debt or equity financing. LINN Energy’s Credit Facilities and indentures governing its senior notes impose certain restrictions on LINN Energy’s ability to obtain additional debt financing. See “Risk Factors,” for additional information about liquidity risks, the risk that LINN Energy may be unable to repay or refinance its existing and future debt as it becomes due, and other risks that could affect LINN Energy.

Statements of Cash Flows

The following is a comparative cash flow summary:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Net cash:
Provided by operating activities	$1,249,457	$1,711,890	$1,166,212
Used in investing activities	(307,302)	(1,920,104)	(1,253,317)
Provided by (used in) financing activities	(941,796)	157,852	138,033

Net increase (decrease) in cash and cash equivalents	$359	$(50,362)	$50,928

Operating Activities

Cash provided by operating activities for the year ended December 31, 2015, was approximately $1.2 billion, compared to approximately $1.7 billion for the year ended December 31, 2014. The decrease was primarily due to lower production related revenues principally due to lower commodity prices, partially offset by higher cash settlements on derivatives.

Cash provided by operating activities for the year ended December 31, 2014, was approximately $1.7 billion, compared to approximately $1.2 billion for the year ended December 31, 2013. The increase was primarily due to higher production related revenues principally due to increased production volumes and higher natural gas and NGL prices, partially offset by higher expenses and lower cash settlements on derivatives.

Investing Activities

The following provides a comparative summary of cash flow from investing activities:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Cash flow from investing activities:
Acquisition of oil and natural gas properties and joint-venture funding, net of cash acquired	$—	$(2,479,252)	$(279,213)
Capital expenditures	(675,597)	(1,644,417)	(1,170,377)
Proceeds from sale of properties and equipment and other	368,295	2,203,565	196,273

	$(307,302)	$(1,920,104)	$(1,253,317)

The primary use of cash in investing activities is for capital spending, including acquisitions and the development of LINN Energy’s oil and natural gas properties. LINN Energy made no acquisitions of properties during 2015. The increase in 2014 compared to 2013 was primarily due to two significant cash acquisitions of properties from Pioneer and Devon consummated during 2014, compared to one significant cash acquisition of properties in the Permian Basin region consummated during 2013. The amount reported for the year ended December 31, 2013, includes approximately $451 million of cash acquired in the Berry acquisition. See Note 2 for additional details of acquisitions.

Capital expenditures decreased during 2015 primarily due to lower spending on development activities throughout LINN Energy’s various operating regions as a result of declining commodity prices. Capital expenditures were higher during 2014 compared to 2013 primarily due to increased development activities of properties in the Rockies, California and Permian Basin regions, partially offset by decreased development activities of properties in the Mid-Continent region.

Proceeds from the sale of properties and equipment and other for the year ended December 31, 2015, include approximately $276 million in net cash proceeds received from the Howard County Assets Sale in August 2015. Proceeds from sale of properties and equipment and other for the year ended December 31, 2014, include approximately $1.8 billion and $352 million in net cash proceeds received from the Granite Wash Assets Sale and the Permian Basin Assets Sale, respectively, compared to $218 million in net cash proceeds received from the sale of the Panther Operated Cleveland Properties in 2013. See Note 2 for additional details of divestitures.

Financing Activities

Cash used in financing activities for the year ended December 31, 2015, was approximately $942 million compared to cash provided by financing activities of approximately $158 million for the year ended December 31, 2014. Financing cash flow needs decreased primarily due to reduced capital expenditures and acquisition activity for the year ended December 31, 2015. Cash provided by financing activities was approximately $138 million for the year ended December 31, 2013.

The following provides a comparative summary of proceeds from borrowings and repayments of debt:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Proceeds from borrowings:
LINN Energy Credit Facility	$1,445,000	$2,540,000	$1,730,000
Senior notes	—	1,100,024	—
Bridge loan and term loans	—	2,300,000	500,000

	$1,445,000	$5,940,024	$2,230,000

Repayments of debt:
LINN Energy Credit Facility	$(1,275,000)	$(2,305,000)	$(1,350,000)
Berry Credit Facility	(300,000)	—	—
Senior notes	(608,879)	(206,124)	(54,898)
Bridge loan and term loan	—	(2,300,000)	—

	$(2,183,879)	$(4,811,124)	$(1,404,898)

In addition, in May 2015, LINN Energy borrowed $250 million under the LINN Energy Credit Facility and contributed it to Berry to post as restricted cash with Berry’s lenders (see Note 6).

In November 2015, LINN Energy issued $1.0 billion in aggregate principal amount of Second Lien Notes in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes. See Note 6 for additional details.

Debt

The following summarizes LINN Energy’s outstanding debt:

	December 31,
	2015	2014
	(in thousands, except percentages)
LINN Energy Credit Facility	$2,215,000	$1,795,000
Berry Credit Facility	873,175	1,173,175
Term loan	500,000	500,000
6.50% senior notes due May 2019	562,234	1,200,000
6.25% senior notes due November 2019	581,402	1,800,000
8.625% senior notes due April 2020	718,596	1,300,000
6.75% Berry senior notes due November 2020	261,100	299,970
12.00% senior secured second lien notes due December 2020 (1)	1,000,000	—
Interest payable on second lien notes due December 2020 (1)	608,333	—
7.75% senior notes due February 2021	779,474	1,000,000
6.50% senior notes due September 2021	381,423	650,000
6.375% Berry senior notes due September 2022	572,700	599,163
Net unamortized discounts and premiums	(8,694)	(21,499)

Total debt, net	9,044,743	10,295,809
Less current portion (2)	(3,716,508)	—

Total long-term debt, net	$5,328,235	$10,295,809

(1)

In November 2015, LINN Energy issued $1.0 billion in aggregate principal amount of new Second Lien Notes in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes. The exchanges were accounted for as a TDR. See Note 6 for additional details. TDR accounting requires that interest payments on the Second Lien Notes reduce the carrying value of the debt with no interest expense recognized.
(2)	Due to existing and anticipated covenant violations, LINN Energy’s Credit Facilities and term loan were classified as current at December 31, 2015. The current portion also includes approximately $128 million of interest payable on the Second Lien Notes due within one year.

During the year ended December 31, 2015, LINN Energy repurchased, through privately negotiated transactions and on the open market, approximately $992 million of its outstanding senior notes as follows:

•	6.50% senior notes due May 2019—$53 million;

•	6.25% senior notes due November 2019—$395 million;

•	8.625% senior notes due April 2020—$295 million;

•	6.75% Berry senior notes due November 2020—$39 million;

•	7.75% senior notes due February 2021—$36 million;

•	6.50% senior notes due September 2021—$148 million; and

•	6.375% Berry senior notes due September 2022—$26 million.

In connection, with the repurchases, LINN Energy paid approximately $609 million in cash and recorded a gain on extinguishment of debt of approximately $367 million for the year ended December 31, 2015.

In February 2016, LINN Energy borrowed approximately $919 million under the LINN Energy Credit Facility, which represented the remaining undrawn amount that was available under the LINN Energy Credit Facility, the proceeds of which were deposited in an unencumbered account with a bank that is not a lender under either the LINN or Berry Credit Facility. As of February 29, 2016, there was less than $1 million of available borrowing capacity under the Credit Facilities. For additional information related to LINN Energy’s outstanding debt, see Note 6. LINN Energy plans to file Berry’s stand-alone financial statements with the Securities and Exchange Commission at a later date.

Financial Covenants

The Credit Facilities, as amended in October 2015, contain requirements and financial covenants, among others, to maintain: 1) a ratio of EBITDA to Interest Expense (as each term is defined in the LINN Energy Credit Facility) and Adjusted EBITDAX to Interest Expense (as each term is defined in the Berry Credit Facility) (“Interest Coverage Ratio”) for the preceding four quarters of greater than 2.5 to 1.0 through September 30, 2015, 2.0 to 1.0 currently, 2.25 to 1.0 from March 31, 2017 through June 30, 2017 and returning to 2.5 to 1.0 thereafter, and 2) a ratio of adjusted current assets to adjusted current liabilities (as described in the LINN Energy Credit Facility) and Current Assets to Current Liabilities (as each term is defined in the Berry Credit Facility) (“Current Ratio”) as of the last day of any fiscal quarter of greater than 1.0 to 1.0. The Interest Coverage Ratio is intended as a measure of LINN Energy’s ability to make interest payments on its outstanding indebtedness and the Current Ratio is intended as a measure of LINN Energy’s solvency. LINN Energy is required to demonstrate compliance with each of these ratios on a quarterly basis. The following represents the calculations of the Interest Coverage Ratio and the Current Ratio as presented to the lenders under the Credit Facilities:

	At or for the Quarter Ended				Twelve Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
LINN Energy Credit Facility:
Interest Coverage Ratio	2.9	3.0	3.4	3.5	3.2
Current Ratio	3.0	2.9	2.8	2.0	2.0
Berry Credit Facility:
Interest Coverage Ratio	1.7	2.6	2.2	1.6	2.0
Current Ratio (1)	0.6	0.5	2.0	0.4	0.4
Current Ratio (consolidated) (1)	3.2	2.9	2.6	1.7	1.7

(1)	The Berry Credit Facility allows Berry to demonstrate its compliance with the Current Ratio financial covenant on a consolidated basis with LINN Energy for up to three quarters of each calendar year.

LINN Energy has included disclosure of the Interest Coverage Ratio for the twelve months ended December 31, 2015, and the Current Ratio as of December 31, 2015, to demonstrate its compliance for the quarter ended December 31, 2015, as well as the Interest Coverage Ratio for each of the preceding four quarters on an individual basis (rather than on a last twelve months basis) and the Current Ratio as of the end of each of the preceding four quarters to provide investors with trend information about LINN Energy’s ongoing compliance with these financial covenants. If LINN Energy fails to demonstrate compliance with either or both of the Interest Coverage Ratio or the Current Ratio as of the end of the quarter and such failure continues beyond applicable cure periods, an event of default would occur and LINN Energy would be unable to make additional borrowings and outstanding indebtedness may be accelerated. LINN Energy depends, in part, on its Credit Facilities for future capital needs. In addition, LINN Energy has drawn on the LINN Energy Credit Facility in the past to fund or partially fund cash distribution payments. Absent such borrowings, LINN Energy would have at times experienced a shortfall in cash available to pay the declared cash distribution amount. For additional information, see “Distribution Practices” below.

See “Going Concern Uncertainty” above under “Executive Overview” for information about the impact to LINN Energy’s compliance with its covenants resulting from the auditors’ opinion issued in connection with the consolidated financial statements that includes a going concern explanation.

Contingencies

See “Legal Proceedings” for information regarding legal proceedings that LINN Energy is party to and any contingencies related to these legal proceedings.

Commitments and Contractual Obligations

The following is a summary of LINN Energy’s commitments and contractual obligations as of December 31, 2015:

	Payments Due
Contractual Obligations	Total	2016	2017–2018	2019–2020	2021 and Beyond
	(in thousands)
Debt obligations:
Credit facilities (1)	$3,088,175	$3,088,175	$—	$—	$—
Term loan (1)	500,000	500,000	—	—	—
Second lien notes (2)	1,608,333	128,333	240,000	1,240,000	—
Senior notes	3,856,929	—	—	2,123,332	1,733,597
Interest (3)	1,684,097	376,647	753,292	433,693	120,465
Operating lease obligations:
Office, property and equipment leases	69,977	10,647	16,408	15,586	27,336
Other:
Commodity derivatives	3,098	2,241	857	—	—
Asset retirement obligations	523,541	14,234	20,501	23,303	465,503
Firm natural gas transportation contracts (4)	146,981	33,446	57,389	41,651	14,495
Other	3,464	2,503	122	122	717

	$11,484,595	$4,156,226	$1,088,569	$3,877,687	$2,362,113

(1)	The contractual maturity date for the Credit Facilities and term loan is April 2019; however, the LINN Energy Credit Facility and term loan are subject to springing maturities based on the maturity of any outstanding LINN Energy junior lien debt and, based on current junior lien debt outstanding, may mature as early as November 2018. Due to existing and anticipated covenant violations, LINN Energy’s Credit Facilities and term loan were classified as current at December 31, 2015.
(2)	Represents $1.0 billion of Second Lien Notes and approximately $608 million of future contractual interest payable reflected on the consolidated balance sheet at December 31, 2015. The maturity date reflected for the Second Lien Notes is December 2020; however, these notes are subject to a springing maturity based on the maturity of any outstanding LINN Energy unsecured debt and, based on current unsecured debt outstanding, may mature as early as February 2019.
(3)	Represents interest on the LINN Energy Credit Facility computed at 2.66% through contractual maturity in April 2019, and interest on the Berry Credit Facility and term loan each computed at 3.17% through contractual maturities in April 2019. Interest on the December 2020 Second Lien Notes computed at a fixed rate of 12.00%. Interest on the May 2019 senior notes, November 2019 senior notes, April 2020 senior notes, Berry November 2020 senior notes, February 2021 senior notes, September 2021 senior notes and Berry September 2022 senior notes computed at fixed rates of 6.50%, 6.25%, 8.625%, 6.75%, 7.75%, 6.50% and 6.375%, respectively.
(4)	Represent certain firm commitments to transport natural gas production to market and to transport natural gas for use in LINN Energy’s cogeneration and conventional steam generation facilities. The remaining terms of these contracts range from two to eight years and require a minimum monthly charge regardless of whether the contracted capacity is used or not.

Counterparty Credit Risk

LINN Energy accounts for its commodity derivatives at fair value. LINN Energy’s counterparties are current participants or affiliates of participants in its Credit Facilities or were participants or affiliates of participants in its Credit Facilities at the time it originally entered into the derivatives. The LINN Energy Credit Facility and the Berry Credit Facility are secured by each company’s oil, natural gas and NGL reserves;

therefore, LINN Energy is not required to post any collateral. LINN Energy does not receive collateral from its counterparties. LINN Energy minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet LINN Energy’s minimum credit quality standard, or have a guarantee from an affiliate that meets LINN Energy’s minimum credit quality standard; and (iii) monitoring the creditworthiness of LINN Energy’s counterparties on an ongoing basis. In accordance with LINN Energy’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss due to counterparty nonperformance is somewhat mitigated.

At-the-Market Offering Program

The LINN Energy Board has authorized the sale of up to $500 million of units under an at-the-market offering program. Sales of units, if any, will be made under an equity distribution agreement by means of ordinary brokers’ transactions, through the facilities of the NASDAQ Global Select Market, any other national securities exchange or facility thereof, a trading facility of a national securities association or an alternate trading system, to or through a market maker or directly on or through an electronic communication network, a “dark pool” or any similar market venue, at market prices, in block transactions, or as otherwise agreed with a sales agent. LINN Energy expects to use the net proceeds from any sale of units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

During the year ended December 31, 2015, LINN Energy, under its equity distribution agreement, sold 3,621,983 units representing limited liability company interests at an average price of $12.37 per unit for net proceeds of approximately $44 million (net of approximately $448,000 in commissions). In connection with the issuance and sale of these units, LINN Energy also incurred professional services expenses of approximately $459,000. LINN Energy used the net proceeds for general corporate purposes, including the open market repurchases of a portion of its senior notes (see Note 6). At December 31, 2015, units totaling approximately $455 million in aggregate offering price remained available to be sold under the agreement.

Public Offering of Units

In May 2015, LINN Energy sold 16,000,000 units representing limited liability company interests in an underwritten public offering at $11.79 per unit ($11.32 per unit, net of underwriting discount) for net proceeds of approximately $181 million (after underwriting discount and offering costs of approximately $8 million). LINN Energy used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under the LINN Energy Credit Facility.

Issuance of Units for Berry Acquisition

On December 16, 2013, LINN Energy completed the transactions contemplated by the merger agreement under which LinnCo, an affiliate of LINN Energy, acquired all of the outstanding common shares of Berry and the contribution agreement between LinnCo and LINN Energy, under which LinnCo contributed Berry to LINN Energy in exchange for LINN Energy units. Under the merger agreement, as amended, Berry’s shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares. Under the contribution agreement, LinnCo contributed Berry to LINN Energy in exchange for 93,756,674 newly issued LINN Energy units with a value of approximately $2.8 billion.

Distributions

Under LINN Energy’s limited liability company agreement, unitholders are entitled to receive a distribution of available cash, which includes cash on hand plus borrowings less any reserves established by the LINN Energy Board to provide for the proper conduct of LINN Energy’s business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs) or to fund distributions, if any, over the next four quarters. The following provides a summary of distributions paid by LINN Energy during the year ended December 31, 2015:

Date Paid	Distributions Per Unit	Total Distributions
		(in millions)
September 2015	$0.1042	$37
August 2015	$0.1042	$37
July 2015	$0.1042	$37
June 2015	$0.1042	$37
May 2015	$0.1042	$35
April 2015	$0.1042	$35
March 2015	$0.1042	$35
February 2015	$0.1042	$35
January 2015	$0.1042	$35

In October 2015, the LINN Energy Board determined to suspend payment of LINN Energy’s distribution. For additional information, see “Distribution Practices” below.

Distribution Practices

The LINN Energy Board determines the appropriate level of distributions on a periodic basis in accordance with the provisions of LINN Energy’s limited liability company agreement. Management considers the timing and size of planned capital expenditures and long-term views about expected results in determining the amount of its distributions. Capital spending and resulting production and net cash provided by operating activities do not typically occur evenly throughout the year due to a variety of factors which are difficult to predict, including rig availability, weather, well performance, the timing of completions and the commodity price environment.

The LINN Energy Board reviews historical financial results and forecasts for future periods, including oil and natural gas development activities and the impact of significant acquisitions or dispositions, as well as considers the level of LINN Energy’s indebtedness and its liquidity position in making a determination to increase, decrease or maintain the current level of distribution. If shortfalls are sustained over time and forecasts demonstrate expectations for continued future shortfalls, or LINN Energy’s Board determines that it is necessary to reserve cash for the future conduct of business, it may determine to reduce, suspend or discontinue paying distributions. For example, in October 2015, following the recommendation from management, LINN Energy’s Board determined to suspend payment of LINN Energy’s distribution and reserve any excess cash that would otherwise be available for distribution. The LINN Energy Board will continue to evaluate LINN Energy’s ability to reinstate the distribution based on the considerations discussed above.

For 2015, LINN Energy intended to fund interest expense, its total oil and natural gas development costs and distributions to unitholders paid through September 2015 from net cash provided by operating activities, and presents “excess (shortfall) of net cash provided by operating activities after distributions to unitholders and discretionary adjustments considered by the Board” after deducting total oil and natural gas development costs. Previously, LINN Energy intended to fund interest expense, a portion of its oil and natural gas development costs and distributions to unitholders from net cash provided by operating activities and presented “excess (shortfall) of net cash provided by operating activities after distributions to unitholders and discretionary adjustments considered by the Board” after deducting only a portion of oil and natural gas development costs.

LINN Energy funds acquisitions and premiums paid for derivatives, if any, primarily with proceeds from debt or equity offerings, borrowings under the LINN Energy Credit Facility or other external sources of funding. Although it is LINN Energy’s practice to acquire or modify derivative instruments with external sources of funding, any cash settlements on derivatives are reported as net cash provided by operating activities and may be used to fund distributions, if any.

See below for details regarding the discretionary adjustments considered by the LINN Energy Board in assessing the appropriate distribution amount for each period, as well as the extent to which sources of funding have been sufficient for the periods presented:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Net cash provided by operating activities	$1,249,457	$1,711,890	$1,166,212
Distributions to unitholders	(323,878)	(962,048)	(682,241)

Excess of net cash provided by operating activities after distributions to unitholders	925,579	749,842	483,971
Discretionary adjustments considered by the LINN Energy Board:
Discretionary reductions for a portion of oil and natural gas development costs (1)	NM *	(823,562)	(476,507)
Development of oil and natural gas properties (2)	(450,286)	NM *	NM *
Cash settlements on canceled derivatives (3)	(4,679)	(12,281)	—
Cash recoveries of bankruptcy claim (4)	(4,232)	(6,639)	(11,222)
Cash received (paid) for acquisitions or divestitures—revenues less operating expenses (5)	(2,712)	91,890	7,144
Provision for legal matters (6)	(1,000)	1,598	1,000
Changes in operating assets and liabilities and other, net (7)	(94,365)	23,228	(9,030)

Excess of net cash provided by operating activities after distributions to unitholders and discretionary adjustments considered by the LINN Energy Board, including total development of oil and natural gas properties (8)	$368,305	NM *	NM *

Excess (shortfall) of net cash provided by operating activities after distributions to unitholders and discretionary adjustments considered by the LINN Energy Board, including a portion of oil and natural gas development costs (8)	NM *	$24,076	$(4,644)

*	Not meaningful due to the 2015 change in presentation.
(1)	Represent discretionary reductions for a portion of oil and natural gas development costs, an estimated component of total development costs. The LINN Energy Board establishes the discretionary reductions with the objective of replacing proved developed producing reserves, current production and cash flow, taking into consideration LINN Energy’s overall commodity mix. Management evaluates all of these objectives as part of the decision-making process to determine the discretionary reductions for a portion of oil and natural gas development costs for the year, although every objective may not be met in each year. Furthermore, there may be certain years in which commodity prices and other economic conditions do not merit capital spending at a level sufficient to accomplish any of these objectives. The 2014 amounts were established by the LINN Energy Board at the end of the previous year, allocated across four quarters, and were intended to fully offset declines in production and proved developed producing reserves during the year as compared to the prior year.

The portion of oil and natural gas development costs includes estimated drilling and development costs associated with projects to convert a portion of non-producing reserves to producing status. However, the amounts do not include the historical cost of acquired properties as those amounts have already been spent in prior periods, were financed primarily with external sources of funding and do not affect LINN Energy’s ability to pay distributions in the current period. LINN Energy’s existing reserves, inventory of drilling locations and production levels will decline over time as a result of development and production activities. Consequently, if LINN Energy were to limit its total capital expenditures to this portion of oil and natural gas development costs and not acquire new reserves, total reserves would decrease over time, resulting in an inability to maintain production at current levels, which could adversely affect LINN Energy’s ability to pay a distribution, if and when resumed. However, LINN Energy’s current total reserves do not include reserve additions that may result from converting existing probable and possible resources to additional proved reserves, potential additional discoveries or technological advancements on LINN Energy’s existing acreage position.
(2)	Represents total capital expenditures for the development of oil and natural gas properties as presented on an accrual basis. For 2015, LINN Energy intends to fund its total oil and natural gas capital program, in addition to interest expense and distributions to unitholders, from net cash provided by operating activities; however, in October 2015, LINN Energy’s Board approved the suspension of LINN Energy’s distribution. Previously, LINN Energy intended to fund only a portion of its oil and natural gas capital program, in addition to interest expense and distributions to unitholders, from net cash provided by operating activities.
(3)	Represent derivatives canceled prior to the contract settlement date.
(4)	Represent the recoveries of a bankruptcy claim against Lehman Brothers which was not a transaction occurring in the ordinary course of LINN Energy’s business.
(5)	Represents adjustments to the purchase price of acquisitions and divestitures, based on LINN Energy’s contractual right to revenues less operating expenses for periods from the effective date of a transaction to the closing date of a transaction. When LINN Energy is the buyer, it is legally entitled to revenues less operating expenses generated during this period, and LINN Energy’s Board has historically made a discretionary adjustment to include this cash in the amount available for distribution. Conversely, when LINN Energy is the seller, LINN Energy’s Board has historically made a discretionary adjustment to reduce this cash from the amount available for distribution during the period. Beginning with the quarter ended June 30, 2015, the Board decided to no longer make this discretionary adjustment.
(6)	Represents reserves and settlements related to legal matters.
(7)	Represents primarily working capital adjustments. These adjustments may or may not impact cash provided by (used in) operating activities during the respective period, but are included as discretionary adjustments considered by LINN Energy’s Board as the Board historically has not varied the distribution it declares period to period based on uneven cash flows. LINN Energy’s Board, when determining the appropriate level of cash distributions, excluded the impact of the timing of cash receipts and payments; as such, this adjustment is necessary to show the historical amounts considered by LINN Energy’s Board in assessing the appropriate distribution amount for each period. This adjustment also includes a reduction for accrued contractual interest on the Second Lien Notes of approximately $14 million for the year ended December 31, 2015.
(8)	Represents the excess (shortfall) of net operating cash flow after distributions to unitholders and discretionary adjustments. Any excess was retained by LINN Energy for future operations, future capital expenditures, future debt service or other future obligations. Any shortfall was funded with cash on hand and/or borrowings under the LINN Energy Credit Facility. In a period where no distribution is paid, LINN Energy will retain all excess of net operating cash flow for future operations, future capital expenditures, future debt service or other future obligations.

Any cash generated by Berry is currently being used by Berry to fund its activities. To the extent that Berry generates cash in excess of its needs and determines to distribute such amounts to LINN Energy, the indentures governing Berry’s senior notes limit the amount it may distribute to LINN Energy to the amount available under a “restricted payments basket,” and Berry may not distribute any such amounts unless it is permitted by the indentures to incur additional debt pursuant to the consolidated coverage ratio test set forth in the Berry indentures. Berry’s restricted payments basket was approximately $529 million at December 31, 2015, and may be increased in accordance with the terms of the Berry indentures by, among other things, 50% of Berry’s future net income, reductions in its indebtedness and restricted investments, and future capital contributions.

A summary of the significant sources and uses of funding for the respective periods is presented below:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Net cash provided by operating activities	$1,249,457	$1,711,890	$1,166,212
Distributions to unitholders	(323,878)	(962,048)	(682,241)

Excess of net cash provided by operating activities after distributions to unitholders	925,579	749,842	483,971
Plus (less):
Net cash provided by (used in) financing activities (excluding distributions to unitholders)	(617,918)	1,119,900	820,274
Acquisition of oil and natural gas properties and joint-venture funding, net of cash acquired	—	(2,479,252)	(279,213)
Development of oil and natural gas properties	(608,889)	(1,569,877)	(1,078,025)
Purchases of other property and equipment	(66,708)	(74,540)	(92,352)
Proceeds from sale of properties and equipment and other	368,295	2,203,565	196,273

Net increase (decrease) in cash and cash equivalents	$359	$(50,362)	$50,928

Critical Accounting Policies and Estimates

The discussion and analysis of LINN Energy’s financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management of LINN Energy to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that are believed to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Actual results may differ from these estimates and assumptions used in the preparation of the financial statements.

Below are expanded discussions of LINN Energy’s more significant accounting policies, estimates and judgments, i.e., those that reflect more significant estimates and assumptions used in the preparation of its financial statements. See Note 1 for details about additional accounting policies and estimates made by Company management.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note 1.

Oil and Natural Gas Reserves

Proved reserves are based on the quantities of oil, natural gas and NGL that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. The independent engineering firm, DeGolyer and MacNaughton, prepared a reserve and economic evaluation of all of LINN Energy properties on a well-by-well basis as of December 31, 2015, and the reserve estimates reported herein were prepared by DeGolyer and MacNaughton. The reserve estimates were reviewed and approved by LINN Energy’s senior engineering staff and management, with final approval by its Executive Vice President and Chief Operating Officer.

Reserves and their relation to estimated future net cash flows impact LINN Energy’s depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. The process performed by the independent engineers to prepare reserve amounts included their estimation of reserve quantities, future production rates, future net revenue and the present value of such future net revenue, based in part on data provided by LINN Energy. The estimates of reserves conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years.

The accuracy of reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgments of the individuals preparing the estimates. In addition, reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, natural gas and NGL eventually recovered. For additional information regarding estimates of reserves, including the standardized measure of discounted future net cash flows, see “LINN Energy Consolidated Financial Statements—Supplemental Oil and Natural Gas Data (Unaudited)” and see also “Business.”

Oil and Natural Gas Properties

Proved Properties

LINN Energy accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. LINN Energy capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use. LINN Energy capitalized interest costs of approximately $5 million, $9 million and $2 million for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively.

LINN Energy evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows of proved and risk-adjusted probable and possible reserves are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by LINN Energy’s management at the time of the valuation and are the most sensitive and subject to change. The underlying commodity prices embedded in LINN Energy’s estimated cash flows are the product of a process that begins with New York Mercantile Exchange forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices.

Based on the analysis described above, for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, LINN Energy recorded noncash impairment charges (before and after tax) of approximately $4.9 billion, $2.3 billion and $791 million, respectively, associated with proved oil and natural gas properties. The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated statements of operations.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis. LINN Energy assesses unproved properties for impairment quarterly on the basis of its experience in similar situations and other factors such as the primary lease terms of the properties, the average holding period of unproved properties and the relative proportion of such properties on which proved reserves have been found in the past.

Based primarily on no future plans to develop properties in certain operating areas as a result of declines in commodity prices, for the year ended December 31, 2015, LINN Energy recorded noncash impairment charges (before and after tax) of approximately $899 million associated with unproved oil and natural gas properties. The carrying values of the impaired unproved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated statement of operations.

Exploration Costs

Geological and geophysical costs, delay rentals, amortization and impairment of unproved leasehold costs and costs to drill exploratory wells that do not find proved reserves are expensed as exploration costs. The costs of any exploratory wells are carried as an asset if the well finds a sufficient quantity of reserves to justify its capitalization as a producing well and as long as LINN Energy is making sufficient progress towards assessing the reserves and the economic and operating viability of the project. LINN Energy recorded noncash leasehold impairment expenses related to unproved properties of approximately $2 million, $125 million and $5 million for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively, which are included in “exploration costs” on the consolidated statements of operations.

Revenue Recognition

Sales of oil, natural gas and NGL are recognized when the product has been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured and the sales price is fixed or determinable. In addition, LINN Energy engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, LINN Energy separately reports third-party marketing revenues and marketing expenses.

Derivative Instruments

LINN Energy has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits LINN Energy’s ability to effectively hedge its NGL production. LINN

Energy also hedges its exposure to natural gas differentials in certain operating areas but does not currently hedge exposure to oil differentials. By removing a portion of the price volatility associated with future production, LINN Energy expects to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

LINN Energy maintains a substantial portion of its hedges in the form of swap contracts. From time to time, LINN Energy has chosen to purchase put option contracts to hedge volumes in excess of those already hedged with swap contracts. In 2013, LINN Energy assumed certain derivative contracts that Berry had entered into prior to the acquisition date, including swap contracts, collars and three-way collars. LINN Energy does not enter into derivative contracts for trading purposes.

A swap contract specifies a fixed price that LINN Energy will receive from the counterparty as compared to floating market prices, and on the settlement date LINN Energy will receive or pay the difference between the swap price and the market price. A put option requires LINN Energy to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed price floor over the market price at the settlement date. Collar contracts specify floor and ceiling prices to be received as compared to floating market prices. Three-way collar contracts combine a short put (the lower price), a long put (the middle price) and a short call (the higher price) to provide a higher ceiling price as compared to a regular collar and limit downside risk to the market price plus the difference between the middle price and the lower price if the market price drops below the lower price.

Derivative instruments are recorded at fair value and included on the consolidated balance sheets as assets or liabilities. LINN Energy did not designate any of its contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. LINN Energy determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets. Assumed credit risk adjustments, based on published credit ratings, public bond yield spreads and credit default swap spreads are applied to LINN Energy’s commodity derivatives. See Note 7 and Note 8 for additional details about LINN Energy’s derivative financial instruments. See “Quantitative and Qualitative Disclosures About Market Risk” for sensitivity analysis regarding LINN Energy’s derivative financial instruments.

LINN Energy may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. At December 31, 2015, LINN Energy had no outstanding derivative contracts in the form of interest rate swaps.

Acquisition Accounting

LINN Energy accounts for business combinations under the acquisition method of accounting (see Note 2). Accordingly, LINN Energy recognizes amounts for identifiable assets acquired and liabilities assumed equal to their estimated acquisition date fair values. Transaction and integration costs associated with business combinations are expensed as incurred. Any excess of the acquisition price over the estimated fair value of net assets acquired is recorded as goodwill while any excess of the estimated fair value of net assets acquired over the acquisition price is recorded in current earnings as a gain.

LINN Energy makes various assumptions in estimating the fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. The most significant assumptions relate to the estimated fair values of proved and unproved oil and natural gas properties. The fair values of these properties are measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The market-based weighted average cost of capital rate is subjected to additional project-specific risking factors. To compensate for the inherent risk of estimating and valuing unproved properties, the discounted future net revenues of probable and possible reserves are reduced by additional risk-weighting factors. In addition, when appropriate, LINN Energy reviews comparable purchases and sales of oil and natural gas properties within the same regions, and uses that data as a proxy for fair market value; i.e., the amount a willing buyer and seller would enter into in exchange for such properties.

While the estimated fair values of the assets acquired and liabilities assumed have no effect on cash flow, they can have an effect on future results of operations. Generally, higher fair values assigned to oil and natural gas properties result in higher future depreciation, depletion and amortization expense, which results in decreased future net income. Also, a higher fair value assigned to oil and natural gas properties, based on higher future estimates of commodity prices, could increase the likelihood of impairment in the event of lower commodity prices or higher operating costs than those originally used to determine fair value. The recording of impairment expense has no effect on cash flow but results in a decrease in net income for the period in which the impairment is recorded.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

LINN Energy’s primary market risks are attributable to fluctuations in commodity prices and interest rates. These risks can affect LINN Energy’s business, financial condition, operating results and cash flows. See below for quantitative and qualitative information about these risks. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how LINN Energy views and manages its ongoing market risk exposures.

The following should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus/offer to exchange. The reference to a “Note” herein refers to the accompanying Notes to Consolidated Financial Statements contained in “LINN Energy Consolidated Financial Statements.”

Commodity Price Risk

LINN Energy’s most significant market risk relates to prices of oil, natural gas and NGL. LINN Energy expects commodity prices to remain volatile and unpredictable. As commodity prices decline or rise significantly, revenues and cash flows are likewise affected. In addition, future declines in commodity prices may result in noncash write-downs of LINN Energy’s carrying amounts of its assets.

LINN Energy has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices and provide long-term cash flow predictability to manage its business, service debt, and, if and when resumed, pay distributions. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits LINN Energy’s ability to effectively hedge its NGL production. LINN Energy also hedges its exposure to natural gas differentials in certain operating areas but does not currently hedge exposure to oil differentials. By removing a portion of the price volatility associated with future production, LINN Energy expects to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

The appropriate level of production to be hedged is an ongoing consideration and is based on a variety of factors, including current and future expected commodity market prices, cost and availability of put option contracts, the level of acquisition activity and LINN Energy’s overall risk profile, including leverage and size and scale considerations. In addition, when commodity prices are depressed and forward commodity price curves are flat or in backwardation, LINN Energy may determine that the benefit of hedging its anticipated production at these levels is outweighed by its resultant inability to obtain higher revenues for its production if commodity prices recover during the duration of the contracts. As a result, the appropriate percentage of production volumes to be hedged may change over time.

LINN Energy maintains a substantial portion of its hedges in the form of swap contracts. From time to time, LINN Energy has chosen to purchase put option contracts to hedge volumes in excess of those already hedged with swap contracts; however, LINN Energy did not purchase any put options in 2015, 2014 or 2013. In 2013, LINN Energy assumed certain derivative contracts that Berry Petroleum Company, now Berry Petroleum Company, LLC (“Berry”) had entered into prior to the acquisition date, including swap contracts, collars and three-way collars. LINN Energy does not enter into derivative contracts for trading purposes. There have been no significant changes to LINN Energy’s objectives, general strategies or instruments used to manage LINN Energy’s commodity price risk exposures from the year ended December 31, 2014.

In certain historical periods, LINN Energy paid an incremental premium to increase the fixed price floors on existing put options because LINN Energy typically hedges multiple years in advance and in some cases commodity prices had increased significantly beyond the initial hedge prices. As a result, LINN Energy determined that the existing put option strike prices did not provide reasonable downside protection in the context of the current market.

At December 31, 2015, the fair value of fixed price swaps and put option contracts was a net asset of approximately $1.7 billion. A 10% increase in the index oil and natural gas prices above December 31, 2015, prices would result in a net asset of approximately $1.5 billion, which represents a decrease in the fair value of approximately $190 million; conversely, a 10% decrease in the index oil and natural gas prices below December 31, 2015, prices would result in a net asset of approximately $1.9 billion, which represents an increase in the fair value of approximately $190 million.

At December 31, 2014, the fair value of fixed price swaps, put option contracts, collars and three-way collars was a net asset of approximately $1.8 billion. A 10% increase in the index oil and natural gas prices above December 31, 2014, prices would result in a net asset of approximately $1.4 billion, which represents a decrease in the fair value of approximately $423 million; conversely, a 10% decrease in the index oil and natural gas prices below December 31, 2014, prices would result in a net asset of approximately $2.2 billion, which represents an increase in the fair value of approximately $421 million.

LINN Energy determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets.

The prices of oil, natural gas and NGL have been extremely volatile, and LINN Energy expects this volatility to continue. Prices for these commodities may fluctuate widely in response to relatively minor changes in the supply of and demand for such commodities, market uncertainty and a variety of additional factors that are beyond its control. Actual gains or losses recognized related to LINN Energy’s derivative contracts will likely differ from those estimated at December 31, 2015, and will depend exclusively on the price of the commodities on the specified settlement dates provided by the derivative contracts.

LINN Energy cannot be assured that its counterparties will be able to perform under its derivative contracts. If a counterparty fails to perform and the derivative arrangement is terminated, LINN Energy’s cash flows could be impacted.

Interest Rate Risk

At December 31, 2015, LINN Energy had debt outstanding under its credit facilities and term loan of approximately $3.6 billion which incurred interest at floating rates (see Note 6). A 1% increase in the London Interbank Offered Rate (“LIBOR”) would result in an estimated $36 million increase in annual interest expense.

At December 31, 2014, LINN Energy had debt outstanding under its credit facilities and term loan of approximately $3.5 billion which incurred interest at floating rates. A 1% increase in the LIBOR would result in an estimated $35 million increase in annual interest expense.

Counterparty Credit Risk

LINN Energy accounts for its commodity derivatives at fair value on a recurring basis (see Note 8). The fair value of these derivative financial instruments includes the impact of assumed credit risk adjustments, which are based on LINN Energy’s and counterparties’ published credit ratings, public bond yield spreads and credit default swap spreads, as applicable.

At December 31, 2015, the average public bond yield spread utilized to estimate the impact of LINN Energy’s credit risk on derivative liabilities was approximately 3.23%. A 1% increase in the average public bond yield spread would result in an estimated $25,000 increase in net income for the year ended December 31, 2015. At December 31, 2015, the credit default swap spreads utilized to estimate the impact of counterparties’ credit risk on derivative assets ranged between 0% and 2.64%. A 1% increase in each of the counterparties’ credit default swap spreads would result in an estimated $15 million decrease in net income for the year ended December 31, 2015.

At December 31, 2014, the average public bond yield spread utilized to estimate the impact of LINN Energy’s credit risk on derivative liabilities was approximately 1.85%. A 1% increase in the average public bond yield spread would result in an estimated $18,000 increase in net income for the year ended December 31, 2014. At December 31, 2014, the credit default swap spreads utilized to estimate the impact of counterparties’ credit risk on derivative assets ranged between 0% and 2.15%. A 1% increase in each of the counterparties’ credit default swap spreads would result in an estimated $20 million decrease in net income for the year ended December 31, 2014.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

MANAGEMENT

LINN Energy’s business and affairs are managed by a board of directors and executive officers. All of LINN Energy’s directors are elected annually. Executive officers are appointed for one-year terms.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of LINN Energy are set forth below. Unless otherwise indicated below, the current business address of each director and officer is 600 Travis, Suite 5100, Houston, Texas 77002.

During the past five years, none of the directors and executive officers of LINN Energy listed below has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each such person listed below is a citizen of the United States of America.

The following table sets forth specific information for LINN Energy’s directors and executive officers.

Name/Age	Title	Present Principal Occupation and Five-Year Employment History
Mark E. Ellis, 60	Chairman of the Board, President and Chief Executive Officer	Mark E. Ellis is the Chairman, President and Chief Executive Officer of LINN Energy and has served in such capacity since December 2011. He previously served as President, Chief Executive Officer and Director from January 2010 to December 2011 and from December 2007 to January 2010, Mr. Ellis served as President and Chief Operating Officer of LINN Energy. Mr. Ellis serves on the boards of the Independent Petroleum Association of America, American Exploration & Production Council, Houston Museum of Natural Science and The Center for the Performing Arts at The Woodlands. In addition, he holds a position as trustee on the Texas A&M University 12th Man Foundation Board of Trustees. Mr. Ellis is a member of the National Petroleum Council and the Society of Petroleum Engineers.

David D. Dunlap, 54	Director	David D. Dunlap was appointed to the LINN Energy Board in May 2012. Mr. Dunlap is an independent director. Mr. Dunlap also served on the LinnCo board of directors from May 2012 until February 2013. Mr. Dunlap serves on LINN Energy’s Audit, Compensation, Nominating and Governance and Conflicts Committees. Mr. Dunlap is President and Chief Executive Officer and director of Superior Energy Services, Inc. (Superior), positions that he has held since April 2010. Prior to joining Superior, Mr. Dunlap was Executive Vice President and Chief Operating Officer of BJ Services Company (BJ Services). During a twenty-five year career with BJ Services, he served in a variety of engineering, operations and management positions including President of BJ Services’ International Division and Vice President of Division Sales. Mr. Dunlap is a member of the board of directors of the Texas A&M University Petroleum Engineering Industry Board, The John Cooper School Board of Trustees, the Board of Directors of The Cynthia Woods Mitchell

Name/Age	Title	Present Principal Occupation and Five-Year Employment History

Pavilion, the Woodlands Children’s Museum Board of Directors and holds a position as trustee on the Texas A&M University 12th Man Foundation Board of Trustees.

Stephen J. Hadden, 61	Director	Stephen J. Hadden was appointed to the LINN Energy Board and the board of directors of LinnCo in December 2013. Mr. Hadden is an independent director. Mr. Hadden serves on LINN Energy’s Audit, Compensation and Nominating and Governance Committees. Previously, Mr. Hadden was a director with Berry Petroleum Company from February 2011 until its acquisition by LINN Energy and served on its audit and corporate governance and nominating committees. Mr. Hadden was appointed to the board of directors and the compensation committee of the board of directors of FMSA Holdings Inc. and the advisory board of Tennenbaum Capital Partners in January 2015. Mr. Hadden has over 30 years of experience in the oil and gas industry, having served in various management roles for Texaco Inc. (now Chevron Corporation). More recently, Mr. Hadden was Executive Vice President of Worldwide Exploration and Production for Devon Energy Corporation from July 2004 until March 2009 and served on the following entities: the advisory board of the Society of Petroleum Engineers, the upstream committee of the American Petroleum Institute, the Allied Arts Board and the Oklahoma City Petroleum Club Board.

Michael C. Linn, 64	Director	Michael C. Linn is LINN Energy’s Founder and an independent director of the company and has served in that capacity since December 2011 and has been a director of LinnCo since April 2012. Prior to that, he was Executive Chairman of the LINN Energy Board since January 2010. He served as Chairman and Chief Executive Officer from December 2007 to January 2010; Chairman, President and Chief Executive Officer from June 2006 to December 2007; and President, Chief Executive Officer and Director of LINN Energy from March 2003 to June 2006. Following his retirement as an officer of LINN Energy, Mr. Linn formed MCL Ventures LLC (MCL Ventures), a private investment vehicle that focuses on purchasing oil and gas royalties as well as non-operated interests in oil and gas wells, subject to the non-competition provisions in his retirement agreement with LINN Energy, and is the President and CEO of MCL Ventures. Mr. Linn also serves on the board of directors of, and is chairman of the compensation committee for, Nabors Industries, Ltd, the board of directors for Black Stone Minerals Company, and the board of directors and chair of conflicts committee of Western Refining Logistics GP, LLC, and is non-executive director and chairman of the SHESEC Committee of Centrica plc and senior advisor for Quantum Energy Partners, LLC. Mr. Linn was previously a lecturer at the C.T. Bauer College of Business at the University of Houston. Mr. Linn currently serves on: the NPC and the IPAA —past chairman and board member. He previously served on the following: Natural Gas Supply Association—director; National Gas Council –

Name/Age	Title	Present Principal Occupation and Five-Year Employment History

chairman and director; Independent Oil and Gas Associations of New York, Pennsylvania and West Virginia – chairman and president of each and is a past Texas Representative for the Legal and Regulatory Affairs Committee of the Interstate Oil and Gas Compact Commission. He was named the 2011 IPAA Chief Roughneck of the Year, inducted into the All American Wildcatters and received The Woodrow Wilson Award for Public Service in 2013 and 2015. Mr. Linn also serves on the following: Texas Children’s Hospital – president of the board of trustees, chairman of the Promise $475 Million Capital Campaign; M.D. Anderson – board of visitors and development committee; Houston Methodist Hospital – senior cabinet of the President’s Leadership Council; Museum of Fine Arts Houston – board of trustees, building and grounds committee, long-range planning committee and finance committee; Houston Police Foundation – board of directors; Villanova University – founding and honorary member of the Dean’s Advisory Counsel for College of Liberal Arts and Sciences; University of Houston – Board of Visitors; Houston Symphony – Governing Director on the Board of Trustees.

Joseph P. McCoy, 65	Director	Joseph P. McCoy was appointed to the LINN Energy Board in September 2007 and the LinnCo board of directors in April 2012. Mr. McCoy is an independent director and serves as Chairman of LINN Energy’s and LinnCo’s Audit Committees and is a member of LINN Energy’s Compensation and Nominating and Governance Committees. Mr. McCoy served as Senior Vice President and Chief Financial Officer of Burlington Resources Inc. (Burlington) from 2005 until 2006 and Vice President and Controller (Chief Accounting Officer) of Burlington from 2001 until 2005. Prior to joining Burlington, Mr. McCoy spent 27 years with Atlantic Richfield and affiliates in a variety of financial positions. Mr. McCoy joined the board of directors of Scientific Drilling International, Inc. during 2011. Mr. McCoy has served as a member of the board of directors of Global Geophysical Services, Inc. from 2011 to 2015 and Rancher Energy, Inc. and BPI Energy Corp. from 2007 to 2009. Since 2006, other than his service on the Board and the other boards identified above, Mr. McCoy has been retired.

Jeffrey C. Swoveland, 61	Director	Jeffrey C. Swoveland was appointed to the LINN Energy Board in January 2006. Mr. Swoveland is an independent director. Mr. Swoveland also served on the LinnCo board of directors from April 2012 until February 2013. Mr. Swoveland is the Chairman of LINN Energy’s Compensation Committee and serves on LINN Energy’s Audit, Nominating and Governance and Conflicts Committees. Mr. Swoveland is active in advising and investing in technology startups. From June 2009 through February 2014, Mr. Swoveland served as the Chief Executive Officer of ReGear Life Sciences (formerly known as Coventina Healthcare Enterprises), a medical device company that develops and markets products which reduce pain and increase the rate of

Name/Age	Title	Present Principal Occupation and Five-Year Employment History

healing through therapeutic, deep tissue heating. From May 2006 to June 2009, Mr. Swoveland served as Chief Operating Officer of ReGear Life Sciences. From 2000 to 2006, he served as Chief Financial Officer of BodyMedia, a life-science and bioinformatics company. From 1994 to 2000, he served as Director of Finance, Vice President Finance & Treasurer and Interim Chief Financial Officer of Equitable Resources, Inc., a diversified natural gas company. Mr. Swoveland is also chairman of the board of directors of PDC Energy, Inc.

David B. Rottino, 49	Executive Vice President and Chief Financial Officer	David B. Rottino is the Executive Vice President and Chief Financial Officer of LINN Energy and has served in such capacity since August 2015. He previously served as Executive Vice President, Business Development and Chief Accounting Officer from January 2014 to August 2015. From July 2010 to January 2014, he served as Senior Vice President of Finance, Business Development and Chief Accounting Officer and from June 2008 to July 2010, Mr. Rottino served as Senior Vice President and Chief Accounting Officer.

Arden L. Walker, Jr., 56	Executive Vice President and Chief Operating Officer	Arden L. Walker, Jr. is the Executive Vice President and Chief Operating Officer of LINN Energy and has served in such capacity since January 2011. From January 2010 to January 2011, he served as Senior Vice President and Chief Operating Officer. Mr. Walker joined LINN Energy in February 2007 as Senior Vice President, Operations and Chief Engineer. Mr. Walker is a member of the Society of Petroleum Engineers and Independent Petroleum Association of America. He also serves on the boards of the Sam Houston Area Council of the Boy Scouts of America and Theatre Under The Stars.

Thomas E. Emmons, 47	Senior Vice President, Corporate Services	Thomas E. Emmons is the Senior Vice President – Corporate Services of LINN Energy and has served in such capacity since January 2014. He previously served as Vice President – Corporate Services from September 2012 to January 2014 and from August 2008 to September 2012, Mr. Emmons served as Vice President, Human Resources and Environmental, Health and Safety. He also serves on the Board of the Nehemiah Center in Houston.

Jamin B. McNeil, 50	Senior Vice President – Houston Division Operations	Jamin B. McNeil is the Senior Vice President – Houston Division Operations of LINN Energy and has served in such capacity since January 2014. From June 2007 to January 2014, Mr. McNeil served as Vice President – Houston Division Operations. Mr. McNeil is a member of the Society of Petroleum Engineers.

Candice J. Wells, 41	Senior Vice President, General Counsel and Corporate Secretary	Candice J. Wells is the Senior Vice President, General Counsel and Corporate Secretary of LINN Energy and has served in such capacity since January 2016. From October 2013 to January 2016, Ms. Wells served as Vice President, General Counsel and Corporate Secretary. From March 2013 to October 2013, Ms. Wells served as Vice President, acting General Counsel and

Name/Age	Title	Present Principal Occupation and Five-Year Employment History

Corporate Secretary and from September 2011 to March 2013, she served as Vice President, Assistant General Counsel and Corporate Secretary. Ms. Wells serves on the Board of the Youth Development Center.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not detect or prevent misstatements. Projections of any evaluation of the effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or processes may deteriorate.

As of December 31, 2015, our management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2015, based on those criteria.

KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in its Annual Report on Form 10-K, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, which is included herein.

/s/ Linn Energy, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders

Linn Energy, LLC:

We have audited the accompanying consolidated balance sheets of Linn Energy, LLC and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, unitholders’ capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Linn Energy, LLC and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, because of continued low commodity prices, the Company has suffered recurring losses from operations and is in violation of a restrictive covenant and expects to be in violation of financial covenants contained in its credit facilities that would accelerate the maturity of the outstanding indebtedness making it immediately due and payable. The Company does not have sufficient liquidity to meet the accelerated debt service requirements. These issues raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Linn Energy, LLC’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2016, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Houston, Texas

March 15, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Unitholders

Linn Energy, LLC:

We have audited Linn Energy, LLC’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Linn Energy, LLC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Linn Energy, LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Linn Energy, LLC and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, unitholders’ capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated March 15, 2016, expressed an unqualified opinion on those consolidated financial statements. Our report dated March 15, 2016, contains an explanatory paragraph that states there is substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Houston, Texas

March 15, 2016

LINN ENERGY, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014
	(in thousands, except unit amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,168	$1,809
Accounts receivable—trade, net	216,556	471,684
Derivative instruments	1,220,230	1,077,142
Other current assets	119,921	155,955

Total current assets	1,558,875	1,706,590

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	18,121,155	18,068,900
Less accumulated depletion and amortization	(11,097,492)	(4,867,682)

	7,023,663	13,201,218

Other property and equipment	708,711	669,149
Less accumulated depreciation	(195,661)	(144,282)

	513,050	524,867

Derivative instruments	566,401	848,097
Restricted cash	257,363	6,225
Other noncurrent assets	57,594	136,512

	881,358	990,834

Total noncurrent assets	8,418,071	14,716,919

Total assets	$9,976,946	$16,423,509

LIABILITIES AND UNITHOLDERS’ CAPITAL (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$455,374	$814,809
Derivative instruments	2,241	—
Current portion of long-term debt	3,716,508	—
Other accrued liabilities	119,593	167,736

Total current liabilities	4,293,716	982,545

Noncurrent liabilities:
Derivative instruments	857	684
Long-term debt, net	5,328,235	10,295,809
Other noncurrent liabilities	623,039	600,866

Total noncurrent liabilities	5,952,131	10,897,359

Commitments and contingencies (Note 11)
Unitholders’ capital (deficit):
355,017,428 units and 331,974,913 units issued and outstanding at December 31, 2015, and December 31, 2014, respectively	5,343,116	5,395,811
Accumulated deficit	(5,612,017)	(852,206)

	(268,901)	4,543,605

Total liabilities and unitholders’ capital (deficit)	$9,976,946	$16,423,509

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2015	2014	2013
	(in thousands, except per unit amounts)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$1,726,271	$3,610,539	$2,073,240
Gains on oil and natural gas derivatives	1,056,189	1,206,179	177,857
Marketing revenues	74,129	135,260	54,171
Other revenues	26,745	31,325	26,387

	2,883,334	4,983,303	2,331,655

Expenses:
Lease operating expenses	617,764	805,164	372,523
Transportation expenses	219,721	207,331	128,440
Marketing expenses	57,144	117,465	37,892
General and administrative expenses	296,887	293,073	236,271
Exploration costs	9,473	125,037	5,251
Depreciation, depletion and amortization	805,757	1,073,902	829,311
Impairment of long-lived assets	5,813,954	2,303,749	828,317
Taxes, other than income taxes	181,895	267,403	138,631
(Gains) losses on sale of assets and other, net	(197,409)	(366,500)	13,637

	7,805,186	4,826,624	2,590,273

Other income and (expenses):
Interest expense, net of amounts capitalized	(546,453)	(587,838)	(421,137)
Gain (loss) on extinguishment of debt	719,259	—	(5,304)
Other, net	(17,226)	(16,213)	(8,477)

	155,580	(604,051)	(434,918)

Loss before income taxes	(4,766,272)	(447,372)	(693,536)
Income tax expense (benefit)	(6,461)	4,437	(2,199)

Net loss	$(4,759,811)	$(451,809)	$(691,337)

Net loss per unit:
Basic	$(13.87)	$(1.40)	$(2.94)

Diluted	$(13.87)	$(1.40)	$(2.94)

Weighted average units outstanding:
Basic	343,323	328,918	237,544

Diluted	343,323	328,918	237,544

Distributions declared per unit	$0.938	$2.90	$2.90

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ CAPITAL (DEFICIT)

	Units	Unitholders’ Capital	Accumulated Income (Deficit)	Treasury Units (at Cost)	Total Unitholders’ Capital (Deficit)
	(in thousands)
December 31, 2012	234,513	$4,136,240	$290,940	$—	$4,427,180
Issuance of units	95,148	2,783,907	—	—	2,783,907
Distributions to unitholders		(682,241)	—	—	(682,241)
Unit-based compensation expenses		42,703	—	—	42,703
Reclassification of distributions paid on forfeited restricted units		176	—	—	176
Excess tax benefit from unit-based compensation		160	—	—	160
Deferred tax on capital contribution		10,879	—	—	10,879
Net loss		—	(691,337)	—	(691,337)

December 31, 2013	329,661	6,291,824	(400,397)	—	5,891,427

Issuance of units	2,314	13,354	—	—	13,354
Distributions to unitholders		(962,048)	—	—	(962,048)
Unit-based compensation expenses		53,284	—	—	53,284
Reclassification of distributions paid on forfeited restricted units		602	—	—	602
Excess tax benefit from unit-based compensation and other		347	—	—	347
Deferred tax on capital contribution		(1,552)	—	—	(1,552)
Net loss		—	(451,809)	—	(451,809)

December 31, 2014	331,975	5,395,811	(852,206)	—	4,543,605

Sale of units, net of offering costs of $8,762	19,622	224,665	—	—	224,665
Issuance of units	3,611	—	—	—	—
Cancellation of units	(191)	(672)	—	672	—
Purchase of units		—	—	(672)	(672)
Distributions to unitholders		(323,878)	—	—	(323,878)
Unit-based compensation expenses		56,136	—	—	56,136
Reclassification of distributions paid on forfeited restricted units		865	—	—	865
Excess tax benefit from unit-based compensation and other		(9,811)	—	—	(9,811)
Net loss		—	(4,759,811)	—	(4,759,811)

December 31, 2015	355,017	$5,343,116	$(5,612,017)	$—	$(268,901)

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Cash flow from operating activities:
Net loss	$(4,759,811)	$(451,809)	$(691,337)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	805,757	1,073,902	829,311
Impairment of long-lived assets	5,813,954	2,303,749	828,317
Unit-based compensation expenses	56,136	53,284	42,703
(Gain) loss on extinguishment of debt	(719,259)	—	5,304
Amortization and write-off of deferred financing fees	34,743	50,926	21,507
(Gains) losses on sale of assets and other, net	(189,161)	(261,571)	37,232
Deferred income taxes	4,538	3,943	(2,541)
Derivatives activities:
Total gains	(1,063,082)	(1,206,179)	(177,857)
Cash settlements	1,199,410	95,514	248,862
Cash settlements on canceled derivatives	4,679	12,281	—
Changes in assets and liabilities:
Decrease in accounts receivable—trade, net	267,241	5,064	89,188
(Increase) decrease in other assets	9,582	(17,824)	16,179
Increase (decrease) in accounts payable and accrued expenses	(156,394)	99,029	(76,993)
Decrease in other liabilities	(58,876)	(48,419)	(3,663)

Net cash provided by operating activities	1,249,457	1,711,890	1,166,212

Cash flow from investing activities:
Acquisition of oil and natural gas properties and joint-venture funding, net of cash acquired	—	(2,479,252)	(279,213)
Development of oil and natural gas properties	(608,889)	(1,569,877)	(1,078,025)
Purchases of other property and equipment	(66,708)	(74,540)	(92,352)
Proceeds from sale of properties and equipment and other	368,295	2,203,565	196,273

Net cash used in investing activities	(307,302)	(1,920,104)	(1,253,317)

Cash flow from financing activities:
Proceeds from sale of units	233,427	—	—
Proceeds from borrowings	1,445,000	5,940,024	2,230,000
Repayments of debt	(2,183,879)	(4,811,124)	(1,404,898)
Distributions to unitholders	(323,878)	(962,048)	(682,241)
Financing fees and offering costs	(28,055)	(69,694)	(16,033)
Excess tax benefit from unit-based compensation	(9,467)	766	160
Other	(74,944)	59,928	11,045

Net cash provided by (used in) financing activities	(941,796)	157,852	138,033

Net increase (decrease) in cash and cash equivalents	359	(50,362)	50,928
Cash and cash equivalents:
Beginning	1,809	52,171	1,243

Ending	$2,168	$1,809	$52,171

The accompanying notes are an integral part of these consolidated financial statements.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation and Significant Accounting Policies

Nature of Business

Linn Energy, LLC (“LINN Energy” or the “Company”) is an independent oil and natural gas company that began operations in March 2003 and was formed as a Delaware limited liability company in April 2005. The Company completed its initial public offering in January 2006 and its units representing limited liability company interests (“units”) are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “LINE.” LINN Energy’s mission is to acquire, develop and maximize cash flow from a growing portfolio of long-life oil and natural gas assets.

The Company’s properties are located in eight operating regions in the United States (“U.S.”): Hugoton Basin, which includes properties located in Kansas, the Oklahoma Panhandle and the Shallow Texas Panhandle; Rockies, which includes properties located in Wyoming (Green River, Washakie and Powder River basins), Utah (Uinta Basin), North Dakota (Williston Basin) and Colorado (Piceance Basin); California, which includes properties located in the San Joaquin Valley and Los Angeles basins; TexLa, which includes properties located in east Texas and north Louisiana; Mid-Continent, which includes properties located in the Anadarko and Arkoma basins in Oklahoma, as well as waterfloods in the Central Oklahoma Platform; Michigan/Illinois, which includes properties located in the Antrim Shale formation in north Michigan and oil properties in south Illinois; Permian Basin, which includes properties located in west Texas and southeast New Mexico; and South Texas.

The operations of the Company are governed by the provisions of a limited liability company agreement executed by and among its members. The agreement includes specific provisions with respect to the maintenance of the capital accounts of each of the Company’s unitholders. Pursuant to applicable provisions of the Delaware Limited Liability Company Act (“Delaware Act”) and the Third Amended and Restated Limited Liability Company Agreement of Linn Energy, LLC, as amended (“LLC Agreement”), unitholders have no liability for the debts, obligations and liabilities of the Company, except as expressly required in the LLC Agreement or the Delaware Act. The Company will remain in existence unless and until dissolved in accordance with the terms of the LLC Agreement.

Going Concern Uncertainty

The Company’s liquidity outlook has changed since the third quarter of 2015 due to continued low commodity prices, which are expected to result in significantly lower levels of cash flow from operating activities in the future as the Company’s current commodity derivative contracts expire, and have limited the Company’s ability to access the capital markets. In addition, each of the Company’s Credit Facilities is subject to scheduled redeterminations of its borrowing base, semi-annually in April and October, based primarily on reserve reports using lender commodity price expectations at such time. Continued low commodity prices, reductions in the Company’s capital budget and the resulting reserve write-downs, along with the maturity schedule of the Company’s hedges, are expected to adversely impact the upcoming April redeterminations and will likely have a significant negative impact on the Company’s liquidity.

As a result of these and other factors, the following issues have adversely impacted the Company’s ability to continue as a going concern:

•

the Company’s ability to comply with financial covenants and ratios in its Credit Facilities and indentures has been affected by continued low commodity prices. Absent a waiver or amendment, failure to meet these covenants and ratios would result in a default and, to the extent the applicable lenders so elect, an acceleration of the Company’s existing indebtedness, causing such debt of approximately $3.6 billion to be immediately due and payable. Based on the Company’s current

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

estimates and expectations for commodity prices in 2016, the Company does not expect to remain in compliance with all of the restrictive covenants contained in its Credit Facilities throughout 2016 unless those requirements are waived or amended. The Company does not currently have adequate liquidity to repay all of its outstanding debt in full if such debt were accelerated;

•	because the Credit Facilities are effectively fully drawn, any reduction of the borrowing bases under the Company’s Credit Facilities would require mandatory prepayments to the extent existing indebtedness exceeds the new borrowing bases. The Company may not have sufficient cash on hand to be able to make any such mandatory prepayments; and

•	the Company’s ability to make interest payments as they become due and repay indebtedness upon maturities (whether under existing terms or as a result of acceleration) is impacted by the Company’s liquidity. As of February 29, 2016, there was less than $1 million of available borrowing capacity under the Credit Facilities.

The Company’s Credit Facilities contain the requirement to deliver audited consolidated financial statements without a going concern or like qualification or exception. Consequently, as of the filing date, March 15, 2016, the Company is in default under the LINN Credit Facility. If the Company is unable to obtain a waiver or other suitable relief from the lenders under the LINN Credit Facility prior to the expiration of the 30 day grace period, an Event of Default (as defined in the applicable agreements) will result and the lenders holding a majority of the commitments under the LINN Credit Facility could accelerate the outstanding indebtedness, which would make it immediately due and payable. If the Company is unable to obtain a waiver from or otherwise reach an agreement with the lenders under the LINN Credit Facility and the indebtedness under the LINN Credit Facility is accelerated, then an Event of Default under LINN Energy’s senior notes and second lien notes would occur, which, if it continues beyond any applicable cure periods, would, to the extent the applicable lenders so elect, result in the acceleration of those obligations. Furthermore, an Event of Default under the LINN Credit Facility will also result in an Event of Default under the Berry Credit Facility, which in the absence of a waiver or other suitable relief and upon the election of the agent or lenders holding a majority of commitments under the Berry Credit Facility would result in the acceleration of indebtedness under the Berry Credit Facility. Such Event of Default would trigger an Event of Default under the Berry senior notes. If such Event of Default continues beyond any applicable cure periods, such Event of Default would result in an acceleration of the Berry senior notes.

Additionally, the indenture governing the second lien notes (“Second Lien Indenture”) required the Company to deliver mortgages by February 18, 2016, subject to a 45 day grace period. The Company elected to exercise its right to the grace period and not deliver the mortgages, and as a result, the Company is currently in default under the Second Lien Indenture. If the Company does not deliver the mortgages within the 45 day grace period or is otherwise unable to obtain a waiver or other suitable relief from the holders under the Second Lien Indenture prior to the expiration of the 45 day grace period, an Event of Default (as defined in the Second Lien Indenture) will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of the second lien notes so elect would accelerate the second lien notes causing them to be immediately due and payable.

Furthermore, the Company has decided to defer making interest payments totaling approximately $60 million due March 15, 2016, including approximately $30 million on LINN Energy’s 7.75% senior notes due February 2021, approximately $12 million on LINN Energy’s 6.50% senior notes due September 2021 and approximately $18 million on Berry’s senior notes due September 2022, which will result in the Company being in default under these senior notes. The indentures governing each of the applicable series of notes permit the Company a 30 day grace period to make the interest payments. If the Company fails to make the interest payments within the

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

grace period, or is otherwise unable to obtain a waiver or suitable relief from the holders of these senior notes, an Event of Default will result and if the trustee or noteholders holding at least 25% in the aggregate outstanding principal amount of each series of notes so elect would accelerate the notes causing them to be immediately due and payable.

An Event of Default under the Second Lien Indenture or any of the indentures governing the senior notes triggers a cross-default under the LINN Credit Facility and Berry Credit Facility and, as discussed above, if the applicable lenders so elect would result in acceleration under the LINN Credit Facility and Berry Credit Facility. In addition, as discussed above, an acceleration of the obligations under the Second Lien Indenture or LINN Credit Facility would trigger a cross-default to LINN Energy’s senior notes and if the applicable lenders so elect would result in a cross-acceleration under LINN Energy’s senior notes, and an acceleration of the Berry Credit Facility if the applicable lenders so elect would result in cross-acceleration under the Berry senior notes.

See Note 6 for additional details about the Company’s debt.

If lenders, and subsequently noteholders, accelerate the Company’s outstanding indebtedness (approximately $9.0 billion as of December 31, 2015), it will become immediately due and payable and the Company will not have sufficient liquidity to repay those amounts. If the Company is unable to reach an agreement with its creditors prior to any of the above described accelerations, the Company could be required to immediately file for protection under Chapter 11 of the U.S. Bankruptcy Code.

The significant risks and uncertainties described above raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty.

The Company is currently in discussions with various stakeholders and is pursuing or considering a number of actions including: (i) obtaining additional sources of capital from asset sales, private issuances of equity or equity-linked securities, debt for equity swaps, or any combination thereof; (ii) pursuing in- and out-of-court restructuring transactions; (iii) obtaining waivers or amendments from its lenders; and (iv) continuing to minimize its capital expenditures, reduce costs and maximize cash flows from operations. There can be no assurance that sufficient liquidity can be obtained from one or more of these actions or that these actions can be consummated within the period needed.

Principles of Consolidation and Reporting

The Company presents its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Investments in noncontrolled entities over which the Company exercises significant influence are accounted for under the equity method.

The consolidated financial statements for previous periods include certain reclassifications that were made to conform to current presentation. Such reclassifications have no impact on previously reported net income (loss), unitholders’ capital (deficit) or cash flows.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amount of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. The estimates that are particularly significant to the financial statements include estimates of the Company’s reserves of oil, natural gas and natural gas liquids (“NGL”), future cash flows from oil and natural gas properties, depreciation, depletion and amortization, asset retirement obligations, certain revenues and operating expenses, fair values of commodity derivatives and fair values of assets acquired and liabilities assumed. As fair value is a market-based measurement, it is determined based on the assumptions that market participants would use. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates. Any changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Recently Issued Accounting Standards

In November 2015, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) that is intended to simplify the presentation of deferred taxes by requiring that all deferred taxes be presented as noncurrent. This ASU will be applied either prospectively or retrospectively as of the date of adoption and is effective for fiscal years beginning after December 15, 2016, and interim periods within those years (early adoption permitted). Adoption of this ASU is expected to result in a decrease in the Company’s current assets or current liabilities on its consolidated balance sheets, depending on its deferred taxes classification at such date, with no impact to the consolidated statements of operations.

In April 2015, the FASB issued an ASU that is intended to simplify the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This ASU will be applied retrospectively as of the date of adoption and is effective for fiscal years beginning after December 15, 2015, and interim periods within those years (early adoption permitted). Adoption of this ASU is expected to result in a decrease to the Company’s assets and liabilities in its consolidated balance sheets, with no impact to the consolidated statements of operations.

In August 2014, the FASB issued an ASU that provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This ASU is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter (early adoption permitted). The Company does not expect the adoption of this ASU to have a material impact on its financial statements or related disclosures.

In May 2014, the FASB issued an ASU that is intended to improve and converge the financial reporting requirements for revenue from contracts with customers. This ASU will be applied either retrospectively or as a cumulative-effect adjustment as of the date of adoption and is effective for fiscal years beginning after December 15, 2017, and interim periods within those years (early adoption permitted for fiscal years beginning after December 15, 2016, including interim periods within that year). The Company is currently evaluating the impact, if any, of the adoption of this ASU on its consolidated financial statements and related disclosures.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Outstanding checks in excess of funds on deposit are included in “accounts payable and accrued expenses” on the consolidated balance sheets and are classified as financing activities on the consolidated statements of cash flows.

Accounts Receivable – Trade, Net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses, current receivables aging, and existing industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is remote. The balance in the Company’s allowance for doubtful accounts related to trade accounts receivable was approximately $1 million at both December 31, 2015, and December 31, 2014.

Inventories

Materials, supplies and commodity inventories are valued at the lower of average cost or market. Inventories also include California carbon allowance instruments.

Oil and Natural Gas Properties

Proved Properties

The Company accounts for oil and natural gas properties in accordance with the successful efforts method. In accordance with this method, all leasehold and development costs of proved properties are capitalized and amortized on a unit-of-production basis over the remaining life of the proved reserves and proved developed reserves, respectively. Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate, in which case a gain or loss is recognized currently. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance and repairs necessary to maintain properties in operating condition are expensed as incurred. Estimated dismantlement and abandonment costs are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves. The Company capitalizes interest on borrowed funds related to its share of costs associated with the drilling and completion of new oil and natural gas wells. Interest is capitalized only during the periods in which these assets are brought to their intended use. The Company capitalized interest costs of approximately $5 million, $9 million and $2 million for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively.

The Company evaluates the impairment of its proved oil and natural gas properties on a field-by-field basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The carrying values of proved properties are reduced to fair value when the expected undiscounted future cash flows of proved and risk-adjusted probable and possible reserves are less than net book value. The fair values of proved properties are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(iv) a market-based weighted average cost of capital rate. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with New York Mercantile Exchange (“NYMEX”) forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Company management believes will impact realizable prices.

Based on the analysis described above, the Company recorded the following noncash impairment charges (before and after tax) associated with proved oil and natural gas properties:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Rockies region	$1,758,939	$585,705	$—
Hugoton Basin region	1,667,768	—	—
California region	537,511	22	—
TexLa region	430,859	4,836	—
Mid-Continent region	405,370	244,413	828,317
Permian Basin region	71,990	1,337,444	—
South Texas region	42,433	131,329	—

	$4,914,870	$2,303,749	$828,317

The impairment charges in 2015 were due to a decline in commodity prices, changes in expected capital development and a decline in the Company’s estimates of proved reserves. The impairment charges in 2014 include approximately $1.7 billion due to a steep decline in commodity prices during the fourth quarter of 2014 and approximately $603 million due to the divestiture of certain high valued unproved properties in the Midland Basin in which the expected cash flows were previously included in the impairment assessment for proved oil and natural gas properties. The impairment charges in 2013 include approximately $791 million associated with properties in the Granite Wash formation related to asset performance resulting in reserve revisions and a decline in commodity prices as well as approximately $37 million associated with the write-down of the carrying value of the Panther Operated Cleveland Properties sold in May 2013 (see Note 2).

The carrying values of the impaired proved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated statements of operations.

Subsequent to December 31, 2015, the prices of oil, natural gas and NGL have continued to be volatile. In the future, if forward price curves continue to decline, the Company may have additional impairments which could have a material impact on its results of operations.

Unproved Properties

Costs related to unproved properties include costs incurred to acquire unproved reserves. Because these reserves do not meet the definition of proved reserves, the related costs are not classified as proved properties. Unproved leasehold costs are capitalized and amortized on a composite basis if individually insignificant, based on past success, experience and average lease-term lives. Individually significant leases are reclassified to proved properties if successful and expensed on a lease by lease basis if unsuccessful or the lease term expires. Unamortized leasehold costs related to successful exploratory drilling are reclassified to proved properties and

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

depleted on a unit-of-production basis. The Company assesses unproved properties for impairment quarterly on the basis of its experience in similar situations and other factors such as the primary lease terms of the properties, the average holding period of unproved properties and the relative proportion of such properties on which proved reserves have been found in the past.

The Company recorded the following noncash impairment charges (before and after tax) associated with unproved oil and natural gas properties:

Year Ended December 31, 2015
(in thousands)
TexLa region	$416,846
Permian Basin region	226,922
Rockies region	184,137
California region	71,179

$899,084

The Company recorded no impairment charges for unproved properties for the years ended December 31, 2014, or December 31, 2013.

The impairment charges in 2015 were due to a decline in commodity prices and changes in expected capital development. The carrying values of the impaired unproved properties were reduced to fair value, estimated using inputs characteristic of a Level 3 fair value measurement. The impairment charges are included in “impairment of long-lived assets” on the consolidated statement of operations.

Exploration Costs

Geological and geophysical costs, delay rentals, amortization and impairment of unproved leasehold costs and costs to drill exploratory wells that do not find proved reserves are expensed as exploration costs. The costs of any exploratory wells are carried as an asset if the well finds a sufficient quantity of reserves to justify its capitalization as a producing well and as long as the Company is making sufficient progress towards assessing the reserves and the economic and operating viability of the project. The Company recorded noncash leasehold impairment expenses related to unproved properties of approximately $2 million, $125 million and $5 million for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively, which are included in “exploration costs” on the consolidated statements of operations.

Other Property and Equipment

Other property and equipment includes natural gas gathering systems, pipelines, buildings, software, data processing and telecommunications equipment, office furniture and equipment, and other fixed assets. These assets are recorded at cost and are depreciated using the straight-line method based on expected lives ranging from two to 39 years for the individual asset or group of assets.

Restricted Cash

At December 31, 2015, “restricted cash” on the consolidated balance sheet includes $250 million that LINN Energy borrowed under the LINN Credit Facility and contributed to Berry Petroleum Company, LLC (“Berry”) in May 2015 to post with Berry’s lenders in connection with the reduction in the Berry Credit Facility’s

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

borrowing base. See Note 6 for additional details. Restricted cash also includes approximately $7 million and $6 million at December 31, 2015, and December 31, 2014, respectively, of cash deposited by the Company into a separate account designated for asset retirement obligations in accordance with contractual agreements.

Derivative Instruments

The Company has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits the Company’s ability to effectively hedge its NGL production. The Company also hedges its exposure to natural gas differentials in certain operating areas but does not currently hedge exposure to oil differentials. By removing a portion of the price volatility associated with future production, the Company expects to mitigate, but not eliminate, the potential effects of variability in net cash provided by operating activities due to fluctuations in commodity prices.

The Company maintains a substantial portion of its hedges in the form of swap contracts. From time to time, the Company has chosen to purchase put option contracts to hedge volumes in excess of those already hedged with swap contracts. In 2013, the Company assumed certain derivative contracts that Berry had entered into prior to the acquisition date, including swap contracts, collars and three-way collars. The Company does not enter into derivative contracts for trading purposes.

A swap contract specifies a fixed price that the Company will receive from the counterparty as compared to floating market prices, and on the settlement date the Company will receive or pay the difference between the swap price and the market price. A put option requires the Company to pay the counterparty a premium equal to the fair value of the option at the purchase date and receive from the counterparty the excess, if any, of the fixed price floor over the market price at the settlement date. Collar contracts specify floor and ceiling prices to be received as compared to floating market prices. Three-way collar contracts combine a short put (the lower price), a long put (the middle price) and a short call (the higher price) to provide a higher ceiling price as compared to a regular collar and limit downside risk to the market price plus the difference between the middle price and the lower price if the market price drops below the lower price.

Derivative instruments are recorded at fair value and included on the consolidated balance sheets as assets or liabilities. The Company did not designate any of its contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. The Company determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets. Assumed credit risk adjustments, based on published credit ratings, public bond yield spreads and credit default swap spreads are applied to the Company’s commodity derivatives. See Note 7 and Note 8 for additional details about the Company’s derivative financial instruments.

The Company may from time to time enter into derivative contracts in the form of interest rate swaps to minimize the effects of fluctuations in interest rates. At December 31, 2015, the Company had no outstanding derivative contracts in the form of interest rate swaps.

Revenue Recognition

Revenues representative of the Company’s ownership interest in its properties are presented on a gross basis on the consolidated statements of operations. Sales of oil, natural gas and NGL are recognized when the product has

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured and the sales price is fixed or determinable.

The Company has elected the entitlements method to account for natural gas production imbalances. Imbalances occur when the Company sells more or less than its entitled ownership percentage of total natural gas production. In accordance with the entitlements method, any amount received in excess of the Company’s share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. Imbalance receivables and payables are valued at the lower of the price in effect at the time of production, the current market value or, if a contract is in hand, the contract price. At December 31, 2015, and December 31, 2014, the Company had natural gas production imbalance receivables of approximately $13 million and $17 million, respectively, which are included in “accounts receivable—trade, net” on the consolidated balance sheets. At December 31, 2015, and December 31, 2014, the Company had natural gas production imbalance payables of approximately $11 million and $13 million, respectively, which are included in “accounts payable and accrued expenses” on the consolidated balance sheets.

The Company engages in the purchase, gathering and transportation of third-party natural gas and subsequently markets such natural gas to independent purchasers under separate arrangements. As such, the Company separately reports third-party marketing revenues and marketing expenses.

The Company generates electricity with excess natural gas, which it uses to serve certain of its operating facilities in California. Any excess electricity is sold to the California wholesale power market. The revenue from this activity is included in “other revenues” on the consolidated statements of operations.

Unit-Based Compensation

The Company recognizes expense for unit-based compensation over the requisite service period in an amount equal to the fair value of unit-based awards granted to employees and nonemployee directors. The fair value of unit-based awards, excluding liability awards, is computed at the date of grant and is not remeasured. The fair value of liability awards is remeasured at each reporting date through the settlement date with the change in fair value recognized as compensation expense over that period.

The Company has made a policy decision to recognize compensation expense for service-based awards on a straight-line basis over the requisite service period for the entire award. See Note 5 for additional details about the Company’s accounting for unit-based compensation.

The benefit of tax deductions in excess of recognized compensation costs is required to be reported as financing cash flow rather than operating cash flow. This requirement reduces net operating cash flow and increases net financing cash flow in periods in which such tax benefit exists. The amount of the Company’s excess tax benefit is also reported in “excess tax benefit from unit-based compensation and other” on the consolidated statements of unitholders’ capital (deficit).

Deferred Financing Fees

The Company incurred legal and bank fees related to the issuance of debt. At December 31, 2015, net deferred financing fees of approximately $35 million are included in “other current assets” and approximately $36 million are included in “other noncurrent assets” on the consolidated balance sheet. At December 31, 2014, net deferred financing fees of approximately $129 million are included in “other noncurrent assets” on the consolidated balance sheet. These debt issuance costs are amortized over the life of the debt agreement. Upon early retirement

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

or amendment to the debt agreement, certain fees are written off to expense. For the years ended December 31, 2015, December 31, 2014, and December 31, 2013, amortization expense of approximately $23 million, $46 million and $18 million, respectively, is included in “interest expense, net of amounts capitalized” on the consolidated statements of operations. For the year ended December 31, 2015, approximately $10 million were written off to expense and included in “other, net” on the consolidated statement of operations related to amendments of the Credit Facilities (as defined in Note 6). For the year ended December 31, 2014, approximately $8 million were written off to expense and included in “other, net” on the consolidated statement of operations related to the term loan that was repaid and the Credit Facilities that were amended in 2014. No fees related to amendments of the Credit Facilities were written off to expense during the year ended December 31, 2013.

Fair Value of Financial Instruments

The carrying values of the Company’s receivables, payables and Credit Facilities are estimated to be substantially the same as their fair values at December 31, 2015, and December 31, 2014. See Note 6 for fair value disclosures related to the Company’s other outstanding debt. As noted above, the Company carries its derivative financial instruments at fair value. See Note 8 for details about the fair value of the Company’s derivative financial instruments.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of the Company are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes, which are accounted for using the asset and liability method. As such, with the exception of the state of Texas and certain subsidiaries, the Company is not a taxable entity, it does not directly pay federal and state income taxes and recognition has not been given to federal and state income taxes for the operations of the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 14 for details of amounts recorded in the consolidated financial statements.

Note 2 – Divestitures, Exchanges of Properties, Acquisitions and Joint-Venture Funding

Divestiture – 2015

On August 31, 2015, the Company, through certain of its wholly owned subsidiaries, completed the sale of its remaining position in Howard County in the Permian Basin (“Howard County Assets Sale”). Cash proceeds received from the sale of these properties were approximately $276 million, net of costs to sell of approximately $1 million, and the Company recognized a net gain of approximately $177 million. The gain is included in “gains (losses) on sale of assets and other, net” on the consolidated statement of operations. The Company used the net proceeds from the sale to repay a portion of the outstanding indebtedness under the LINN Credit Facility.

Divestitures – 2014

On December 15, 2014, the Company completed the sale of its entire position in the Granite Wash and Cleveland plays located in the Texas Panhandle and western Oklahoma to privately held institutional affiliates of EnerVest,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Ltd. and its joint venture partner FourPoint Energy, LLC. Cash proceeds received from the sale of these properties were approximately $1.8 billion, net of costs to sell of approximately $10 million, and the Company recognized a net gain of approximately $294 million.

On November 14, 2014, the Company completed the sale of certain of its Wolfberry properties in Ector and Midland counties in the Permian Basin to Fleur de Lis Energy, LLC. Cash proceeds received from the sale of these properties were approximately $352 million, net of costs to sell of approximately $2 million, and the Company recognized a net loss of approximately $28 million.

On October 30, 2014, the Company completed the sale of its interests in certain non-producing oil and natural gas properties located in the Mid-Continent region. Cash proceeds received from the sale of these properties were approximately $44 million, and the Company recognized a net gain of approximately $36 million.

The gains and loss on divestitures in 2014 are included in “(gains) losses on the sale of assets and other, net” on the consolidated statement of operations.

The Company used the net cash proceeds received from these sales to repay the short-period term loan in full as well as repay a portion of the borrowings outstanding under the LINN Credit Facility.

Exchanges of Properties – 2014

On November 21, 2014, the Company, through two of its wholly owned subsidiaries, completed the trade of a portion of its Permian Basin properties to Exxon Mobil Corporation (“ExxonMobil”) in exchange for properties in California’s South Belridge Field. The noncash exchange was accounted for at fair value and the Company recognized a net gain of approximately $20 million, including costs to sell of approximately $3 million.

On August 15, 2014, the Company, through two of its wholly owned subsidiaries, completed the trade of a portion of its Permian Basin properties to Exxon Mobil Corporation and its affiliates, including its wholly owned subsidiary XTO Energy Inc. (“Exxon XTO”), in exchange for properties in the Hugoton Basin. The noncash exchange was accounted for at fair value and the Company recognized a net gain of approximately $65 million, including costs to sell of approximately $3 million.

The gains on the exchanges are equal to the difference between the carrying value and the fair value of the assets exchanged less costs to sell, and are included in “(gains) losses on sale of assets and other, net” on the consolidated statement of operations in 2014. The fair value measurements were based on inputs that are not observable in the market and therefore represent Level 3 inputs under the fair value hierarchy.

Acquisitions – 2014

On September 11, 2014, the Company completed the acquisition of certain oil and natural gas properties located in the Hugoton Basin from Pioneer Natural Resources Company for total consideration of approximately $328 million, which was initially financed with borrowings under the LINN Credit Facility.

On August 29, 2014, the Company completed the acquisition of certain oil and natural gas properties located in five operating regions in the U.S. from subsidiaries of Devon Energy Corporation (“Devon” and the acquisition, the “Devon Assets Acquisition”) for total consideration of approximately $2.1 billion, which was initially financed with proceeds from a bridge loan and borrowings under a short-period term loan.

During the third quarter of 2014, the Company used the net proceeds from the issuance of its 6.50% senior notes due May 2019 and 6.50% senior notes due September 2021 to repay the bridge loan in full. During the fourth

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

quarter of 2014, the Company used the net proceeds from the sales of its Granite Wash properties as well as certain of its Wolfberry properties to repay the short-period term loan in full.

These acquisitions were accounted for under the acquisition method of accounting. Accordingly, the Company conducted assessments of net assets acquired and recognized amounts for identifiable assets acquired and liabilities assumed at their estimated fair values on the acquisition dates, while transaction and integration costs associated with the acquisitions were expensed as incurred. The results of operations of all acquisitions have been included in the consolidated financial statements since the acquisition dates.

The revenues and expenses related to the Devon Assets Acquisition are included on the Company’s consolidated statements of operations as of August 29, 2014. The following unaudited pro forma financial information presents a summary of the Company’s condensed combined results of operations for the year ended December 31, 2014, assuming the Devon Assets Acquisition had been completed as of January 1, 2014, including adjustments to reflect the values assigned to the net assets acquired. The pro forma financial information has been prepared for informational purposes only and does not purport to represent what the actual results of operations would have been had the transaction been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations. The pro forma financial information does not give effect to the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the transaction.

Year Ended December 31, 2014
(in thousands, except per unit amounts)
Total revenues and other	$5,335,442
Total operating expenses	$(5,039,279)
Net loss	$(403,415)

Net loss per unit:
Basic	$(1.25)
Diluted	$(1.25)

The pro forma condensed combined results of operations includes adjustments to:

•	Reflect the results of the Devon Assets Acquisition.

•	Reflect incremental depreciation, depletion and amortization expense, using the unit-of-production method related to oil and natural gas properties acquired and an estimated useful life of 10 years for other property and equipment.

•	Reflect incremental accretion expense related to asset retirement obligations on oil and natural gas properties acquired.

•	Reflect an increase in interest expense related to incremental debt of $2.3 billion incurred to fund the purchase price.

•	Reflect incremental amortization of deferred financing fees associated with debt incurred to fund the purchase price.

•	Exclude transaction costs related to the Devon Assets Acquisition included in the historical statements of operations as they reflect nonrecurring charges not expected to have a continuing impact on the combined results.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Joint-Venture Funding – 2014

For the year ended December 31, 2014, the Company paid approximately $25 million, including interest, to fund the commitment related to the joint-venture agreement it entered into with an affiliate of Anadarko Petroleum Company in April 2012. For the years ended December 31, 2013, and December 31, 2012, the Company paid approximately $173 million and $202 million, respectively, to fund the commitment. As of February 2014, the Company had fully funded the total commitment of $400 million.

Berry Acquisition – 2013

On December 16, 2013, the Company completed the transactions contemplated by the merger agreement between the Company, LinnCo, LLC (“LinnCo”), an affiliate of LINN Energy, and Berry under which LinnCo acquired all of the outstanding common shares of Berry and the contribution agreement between LinnCo and the Company, under which LinnCo contributed Berry to the Company in exchange for LINN Energy units. Under the merger agreement, as amended, Berry’s shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares. Under the contribution agreement, LinnCo contributed Berry to LINN Energy in exchange for 93,756,674 newly issued LINN Energy units, after which Berry became an indirect wholly owned subsidiary of LINN Energy. The transaction was valued at approximately $4.6 billion, including the assumption of approximately $2.3 billion of Berry’s debt and net of cash acquired of approximately $451 million.

Note 3 – Unitholders’ Capital (Deficit)

At-the-Market Offering Program

The Company’s Board of Directors has authorized the sale of up to $500 million of units under an at-the-market offering program. Sales of units, if any, will be made under an equity distribution agreement by means of ordinary brokers’ transactions, through the facilities of the NASDAQ, any other national securities exchange or facility thereof, a trading facility of a national securities association or an alternate trading system, to or through a market maker or directly on or through an electronic communication network, a “dark pool” or any similar market venue, at market prices, in block transactions, or as otherwise agreed with a sales agent. The Company expects to use the net proceeds from any sale of units for general corporate purposes, which may include, among other things, capital expenditures, acquisitions and the repayment of debt.

During the year ended December 31, 2015, the Company, under its equity distribution agreement, sold 3,621,983 units representing limited liability company interests at an average price of $12.37 per unit for net proceeds of approximately $44 million (net of approximately $448,000 in commissions). In connection with the issuance and sale of these units, the Company also incurred professional services expenses of approximately $459,000. The Company used the net proceeds for general corporate purposes, including the open market repurchases of a portion of its senior notes (see Note 6). At December 31, 2015, units totaling approximately $455 million in aggregate offering price remained available to be sold under the agreement.

Public Offering of Units

In May 2015, the Company sold 16,000,000 units representing limited liability company interests in an underwritten public offering at $11.79 per unit ($11.32 per unit, net of underwriting discount) for net proceeds of approximately $181 million (after underwriting discount and offering costs of approximately $8 million). The Company used the net proceeds from the sale of these units to repay a portion of the outstanding indebtedness under the LINN Credit Facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Forfeiture of Units in Exchange for Cash

In August 2015, in accordance with terms of the separation agreement between the Company and Kolja Rockov, former Chief Financial Officer, dated August 31, 2015, Mr. Rockov agreed to forfeit 191,446 units issued to him under the Company’s equity compensation plan (see Note 5) in exchange for a cash payment of approximately $672,000. These units are available for issuance under the Company’s equity compensation plan.

Distributions

Under the Company’s limited liability company agreement, unitholders are entitled to receive a distribution of available cash, which includes cash on hand plus borrowings less any reserves established by the Company’s Board of Directors to provide for the proper conduct of the Company’s business (including reserves for future capital expenditures, including drilling, acquisitions and anticipated future credit needs) or to fund distributions, if any, over the next four quarters. Distributions paid by the Company are presented on the consolidated statements of unitholders’ capital (deficit) and the consolidated statements of cash flows. Monthly distributions were paid by the Company through September 2015. In October 2015, the Company’s Board of Directors determined to suspend payment of the Company’s distribution. The Company’s Board of Directors will continue to evaluate the Company’s ability to reinstate the distribution.

Unit Repurchase Plan

The Company’s Board of Directors has authorized the repurchase of up to $250 million of the Company’s outstanding units from time to time on the open market or in negotiated purchases. The timing and amounts of any such repurchases are at the discretion of management, subject to market conditions and other factors, and in accordance with applicable securities laws and other legal requirements. The repurchase plan does not obligate the Company to acquire any specific number of units and may be discontinued at any time. The Company did not repurchase any units during the years ended December 31, 2015, December 31, 2014, and December 31, 2013, and as of December 31, 2015, the entire amount remained available for unit repurchase under the program.

Berry Acquisition

On December 16, 2013, in connection with the Berry acquisition (see Note 2), Berry’s shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares. LinnCo contributed Berry to LINN Energy in exchange for 93,756,674 newly issued LINN Energy units with a value of approximately $2.8 billion.

Note 4 – Significant Customers

The Company has a concentration of customers who are engaged in oil and natural gas purchasing, transportation and/or refining within the U.S. This concentration of customers may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. The Company’s customers consist primarily of major oil and natural gas purchasers and the Company generally does not require collateral since it has not experienced significant credit losses on such sales. The Company routinely assesses the recoverability of all material trade and other receivables to determine collectibility (see Note 1).

For the years ended December 31, 2015, December 31, 2014, and December 31, 2013, the Company’s largest customer represented approximately 12%, 14% and 12%, respectively, of the Company’s sales.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

At December 31, 2015, no individual customer exceeded 10% of the Company’s receivables. At December 31, 2014, trade accounts receivable from one customer represented approximately 11% of the Company’s receivables.

Note 5 – Unit-Based Compensation and Other Benefit Plans

Incentive Plan Summary

The Linn Energy, LLC Amended and Restated Long-Term Incentive Plan, as amended (the “Plan”), originally became effective in December 2005. The Plan, which is administered by the Compensation Committee of the Board of Directors (“Compensation Committee”), permits granting unrestricted units, restricted units, phantom units, unit options, performance units and unit appreciation rights to employees, consultants and nonemployee directors under the terms of the Plan. The restricted units, phantom units and unit options generally vest ratably over three years. The contractual life of unit options is 10 years. Performance units were granted for the first time in January 2014 to certain executive officers. The initial 2014 awards vest 50% in two years and 50% in three years from the award date. Performance units granted in January 2015 vest three years from the award date.

The Plan limits the number of units that may be delivered pursuant to awards to 21 million units. The Board of Directors and the Compensation Committee have the right to alter or amend the Plan or any part of the Plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits to the participant without the consent of the participant.

Units to be delivered as restricted units, upon the vesting of phantom units or performance units, or upon exercise of a unit option or unit appreciation right may be new units issued by the Company, units acquired by the Company in the open market, units acquired by the Company from any other person, units already owned by the Company, or any combination of the foregoing. If the Company issues new units upon the grant of restricted units, vesting of phantom units or performance units, or exercise of a unit option or unit appreciation right, the total number of units outstanding will increase. To date, the Company has issued awards of unrestricted units, restricted units, phantom units, performance units and unit options. The Plan provides for all of the following types of awards:

Unit Grants—A unit grant is the grant of an unrestricted unit that vests immediately upon issuance.

Restricted Units—A restricted unit is a unit that vests over a period of time and that during such time is subject to forfeiture. The Company intends the restricted units under the Plan to serve as a means of incentive compensation for performance. Therefore, Plan participants do not pay any consideration for the units they receive. If a grantee’s employment, consulting relationship or membership on the Company’s Board of Directors terminates for any reason, other than death, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise. The restricted units will vest upon a change of control, unless provided otherwise by the Compensation Committee.

Phantom Units—A phantom unit entitles the grantee to receive a unit upon the vesting of the phantom unit or, at the discretion of the Compensation Committee, cash equivalent to the value of a unit. The Compensation Committee may grant tandem distribution equivalent rights with respect to phantom units that entitle the holder to receive cash equal to any cash distributions made on units while the phantom units are outstanding. The Compensation Committee determines the period over which phantom units will vest, subject to applicable minimum vesting periods except with respect to phantom unit grants to nonemployee

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

directors. The Company intends the phantom units under the Plan to serve as a means of incentive compensation for performance. Therefore, Plan participants do not pay any consideration for the units they receive. If a grantee’s employment, consulting relationship or membership on the Company’s Board of Directors terminates for any reason, other than death or retirement, the grantee’s phantom units will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise. The phantom units will vest upon a change of control, unless provided otherwise by the Compensation Committee.

Unit Options—A unit option is a right to purchase a unit at a specified price. Unit options have an exercise price that is equal to the fair market value of the units on the date of grant. If a grantee’s employment, consulting relationship or membership on the Company’s Board of Directors terminates for any reason, the grantee’s unvested unit options will be automatically forfeited unless, and to the extent, the Compensation Committee or the terms of the award agreement provide otherwise. The unit options will become exercisable upon a change of control, unless provided otherwise by the Compensation Committee.

Performance Units—A performance unit is a unit that vests over a period of time in an amount based on certain comparative performance criteria. The Company intends the performance units under the Plan to serve as a means of incentive compensation for performance. Therefore, Plan participants do not pay any consideration for the units they receive. Upon termination of employment with the Company other than for “Cause” or with “Good Reason” (as those terms are defined in the employment agreement), the performance units vest on the original scheduled vesting date at the performance level multiplier applicable on that date. If employment terminates by reason of death or “Disability” (as defined in the employment agreement), the performance units immediately vest at the target level. Additionally, performance units vest upon a change of control and the number of units awarded is determined as if the vesting period ended on the change of control date instead of the original scheduled date.

Unit Appreciation Rights—A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. The excess may be paid in the Company’s units, cash or a combination thereof, as determined by the Compensation Committee in its discretion. To date, the Company has not granted any unit appreciation rights.

Securities Authorized for Issuance Under the Plan

As of December 31, 2015, approximately 5.8 million units were issuable under the Plan pursuant to outstanding award or other agreements, including unvested restricted units, phantom units and outstanding unit options, and 5.4 million additional units were reserved for future issuance under the Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Accounting for Unit-Based Compensation

The Company recognizes as expense, beginning at the grant date, the fair value of equity-based compensation issued to employees and nonemployee directors. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period using the straight-line method in the Company’s consolidated statements of operations. A summary of unit-based compensation expenses included in the consolidated statements of operations is presented below:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
General and administrative expenses	$47,312	$45,195	$37,375
Lease operating expenses	8,824	8,089	5,328

Total unit-based compensation expenses	$56,136	$53,284	$42,703

Income tax benefit	$20,742	$19,688	$15,779

Restricted Units/Phantom Units/Unrestricted Units

The fair value of restricted units, phantom units and unrestricted unit grants issued is determined based on the fair market value of the Company units on the date of grant. As of December 31, 2015, a summary of the status of the nonvested units is presented below:

	Number of Nonvested Units	Weighted Average Grant-Date Fair Value Per Unit
Nonvested units at December 31, 2014	2,838,973	$32.70
Granted	4,576,631	$10.21
Vested	(1,870,384)	$26.41
Forfeited	(618,648)	$16.65

Nonvested units at December 31, 2015	4,926,572	$16.22

The weighted average grant-date fair value of restricted units, phantom units and unrestricted units granted was $33.10 per unit and $30.71 per unit during the years ended December 31, 2014, and December 31, 2013, respectively. The total fair value of units that vested was approximately $49 million, $42 million and $31 million for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively. As of December 31, 2015, there was approximately $31 million of unrecognized compensation cost related to nonvested restricted units and phantom units. The cost is expected to be recognized over a weighted average period of approximately 1.5 years.

Cash-Based Performance Unit Awards

In January 2015, the Company granted 567,320 performance units (the maximum number of units available to be earned) to certain executive officers. The 2015 performance unit awards vest three years from the award date. The vesting of these units is determined based on the Company’s performance compared to the performance of a predetermined group of peer companies over a specified performance period, and the value of vested units is to be paid in cash. To date, no performance units have vested and no amounts have been paid to settle any such awards. Performance unit awards that are settled in cash are recorded as a liability with the changes in fair value recognized over the vesting period. Based on the performance criteria, there was no liability recorded for these performance unit awards at December 31, 2015.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Unit Options

The following provides information related to unit option activity for the year ended December 31, 2015:

	Number of Units Underlying Options	Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2014	5,444,417	$31.95	5.12	$—
Forfeited or expired	(4,619,706)	$33.60

Outstanding at December 31, 2015	824,711	$22.72	2.27	$—

Exercisable at December 31, 2015	821,787	$22.69	2.25	$—

No unit options were granted during the years ended December 31, 2015, or December 31, 2014. During the year ended December 31, 2013, the weighted average grant-date fair value of unit options granted was $7.52 per unit. All unit options granted in 2013 were replacement awards issued in exchange for options assumed in the Berry acquisition. There were no unit options exercised during the year ended December 31, 2015. During the years ended December 31, 2014, and December 31, 2013, the total intrinsic value of unit options exercised was approximately $11 million and $2 million, respectively. There was no unrecognized compensation cost related to nonvested unit options as of December 31, 2015.

The fair value of unit-based compensation for unit options was estimated on the date of grant using a Black-Scholes pricing model based on certain assumptions. That value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. The Company’s determination of the fair value of unit-based awards is affected by the Company’s unit price as well as assumptions consisting of a number of complex and subjective variables. The Company’s employee unit options have various restrictions including vesting provisions and restrictions on transfers and hedging, among others, and often are expected to be exercised prior to their contractual maturity.

Expected volatilities used in the estimation of fair value of the unit option grants have been determined using available volatility data for the Company. Expected distributions are estimated based on the Company’s distribution rate at the date of grant. Forfeitures are estimated using historical Company data and are revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The risk-free rate for periods within the expected term of the unit option is based on the U.S. Treasury yield curve in effect at the time of grant. Historical data of the Company is used to estimate expected term. All employees granted awards have been determined to have similar behaviors for purposes of determining the expected term used to estimate fair value. The fair values of the Company’s unit option grants were based upon the following assumptions:

2013 (1)
Expected volatility	29.65% – 50.88%
Expected distributions	9.84%
Risk-free rate	0.13% – 1.55%
Expected term	0.68 years – 5 years

(1)	All unit options granted in 2013 were replacement awards issued in exchange for options assumed in the Berry acquisition.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Berry Acquisition

On December 16, 2013, in connection with the Berry acquisition (see Note 2), certain Berry awards were exchanged for awards issued by the Company. Each unvested Berry restricted stock unit (“RSU”) (excluding any Berry RSUs held by a former nonemployee director of Berry or by an employee of Berry whose employment was terminated in connection with the acquisition as agreed by the parties and any performance-based Berry RSUs) was converted into a restricted unit award in respect of the number of LINN Energy units. Each option to purchase shares of Berry common stock was converted into an option to purchase a number of LINN Energy units.

Under the acquisition method of accounting, Berry employee RSUs and options were measured and recorded at their fair values on the acquisition date, resulting in additional purchase price consideration of approximately $19 million. The portion of the replacement awards attributable to post-combination service was calculated as the difference between the fair value of the replacement awards and the amount attributed to pre-combination service, and is recognized as compensation expense over the vesting period.

Nonemployee Grants

At December 31, 2015, the Company had 15,000 outstanding unit warrants with an exercise price of $25.50 per unit, which are fully exercisable and expire in 2017.

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Company contributions to the 401(k) plan consist of a discretionary matching contribution equal to 100% of the first 6% of eligible compensation contributed by the employee on a before-tax basis. The Company contributed approximately $11 million, $10 million and $7 million during the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively, to the 401(k) plan’s trustee account. The 401(k) plan funds are held in a trustee account on behalf of the plan participants.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Note 6 – Debt

The following summarizes the Company’s outstanding debt:

	December 31,
	2015	2014
	(in thousands, except percentages)
LINN credit facility (1)	$2,215,000	$1,795,000
Berry credit facility (2)	873,175	1,173,175
Term loan (3)	500,000	500,000
6.50% senior notes due May 2019	562,234	1,200,000
6.25% senior notes due November 2019	581,402	1,800,000
8.625% senior notes due April 2020	718,596	1,300,000
6.75% Berry senior notes due November 2020	261,100	299,970
12.00% senior secured second lien notes due December 2020 (4)	1,000,000	—
Interest payable on second lien notes due December 2020 (4)	608,333	—
7.75% senior notes due February 2021	779,474	1,000,000
6.50% senior notes due September 2021	381,423	650,000
6.375% Berry senior notes due September 2022	572,700	599,163
Net unamortized discounts and premiums	(8,694)	(21,499)

Total debt, net	9,044,743	10,295,809
Less current portion (5)	(3,716,508)	—

Total long-term debt, net	$5,328,235	$10,295,809

(1)	Variable interest rates of 2.66% and 1.92% at December 31, 2015, and December 31, 2014, respectively.
(2)	Variable interest rates of 3.17% and 2.67% at December 31, 2015, and December 31, 2014, respectively.
(3)	Variable interest rates of 3.17% and 2.66% at December 31, 2015 and December 31, 2014, respectively.
(4)	In November 2015, the Company issued $1.0 billion in aggregate principal amount of new 12.00% senior secured second lien notes due December 2020 in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes. See below for additional details.
(5)	Due to existing and anticipated covenant violations, the Company’s Credit Facilities and term loan were classified as current at December 31, 2015. The current portion also includes approximately $128 million of interest payable on the Second Lien Notes due within one year.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Fair Value

The Company’s debt is recorded at the carrying amount in the consolidated balance sheets. The carrying amounts of the Company’s credit facilities and term loan approximate fair value because the interest rates are variable and reflective of market rates. The Company uses a market approach to determine the fair value of its senior secured second lien notes and senior notes using estimates based on prices quoted from third-party financial institutions, which is a Level 2 fair value measurement.

	December 31, 2015		December 31, 2014
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Credit facilities	$3,088,175	$3,088,175	$2,968,175	$2,968,175
Term loan	500,000	500,000	500,000	500,000
Senior secured second lien notes	1,000,000	501,250	—	—
Interest payable on second lien notes	608,333	608,333	—	—
Senior notes, net	3,848,235	662,179	6,827,634	5,703,649

Total debt, net	$9,044,743	$5,359,937	$10,295,809	$9,171,824

Credit Facilities

LINN Credit Facility

The Company’s Sixth Amended and Restated Credit Agreement (“LINN Credit Facility”) provides for (1) a senior secured revolving credit facility and (2) a $500 million senior secured term loan, in aggregate subject to the then-effective borrowing base. Borrowing capacity under the revolving credit facility is limited to the lesser of: (i) the then-effective borrowing base reduced by the $500 million term loan and (ii) the maximum commitment amount of $4.0 billion, and was $3.1 billion as of December 31, 2015. The maturity date is April 2019.

At December 31, 2015, the borrowing base under the LINN Credit Facility was $4.05 billion, but the maximum borrowing availability was limited to $3.6 billion due to certain conditions. The borrowing base under the LINN Credit Facility automatically decreased to $3.6 billion on January 1, 2016, since certain conditions were not met. At December 31, 2015, availability under the revolving credit facility was approximately $879 million, which includes reductions for the $500 million term loan and $6 million of outstanding letters of credit.

In October 2015, the Company entered into an amendment to the LINN Credit Facility to provide for, among other things: (i) a “springing maturity” based on the maturity of any outstanding LINN Energy junior lien debt; (ii) the ability to incur up to $4.0 billion of junior lien debt to accommodate exchanges of the Company’s outstanding unsecured senior notes and Berry senior notes or as additional indebtedness, but such additional indebtedness may not exceed $1.0 billion; (iii) a minimum liquidity requirement equal to the greater of $500 million and 15% of the then effective available borrowing base after giving effect to certain redemptions or repurchases of certain debt; (iv) a decrease in the covenant requiring the maintenance of an EBITDA to Interest Expense ratio of 2.5 to 1.0, such that the minimum required ratio is decreased to 2.0 to 1.0 from December 31, 2015 through December 31, 2016, to 2.25 to 1.0 from March 31, 2017 through June 30, 2017 and returning to 2.5 to 1.0 thereafter; (v) the ability to make necessary tax-related distributions or contributions to LinnCo, LLC; (vi) an increase in the mortgage requirement on the total value of the oil and natural gas properties included on our most recent reserve report from 80% to 90%; and (vii) an increase to the applicable margin charged on borrowings under the LINN Credit Facility by 0.25% and an increase in the commitment fee under the LINN Credit Facility on the average daily unused amount of the maximum commitment amount of the lenders to 0.5% per annum.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Redetermination of the borrowing base under the LINN Credit Facility, based primarily on reserve reports using lender commodity price expectations at such time, occurs semi-annually, in April and October. The administrative agent, at the direction of a super-majority of certain of the lenders, has the right to request one interim borrowing base redetermination per year. The Company also has the right to request one interim borrowing base redetermination per year, as well as the right to an additional interim redetermination each year in connection with certain acquisitions. Continued low commodity prices, reductions in the Company’s capital budget and the resulting reserve write-downs, along with the maturity schedule of the Company’s hedges, are expected to adversely impact future redeterminations.

The spring 2015 semi-annual borrowing base redetermination was completed in May 2015, and as a result of lower commodity prices, the borrowing base under the LINN Credit Facility decreased from $4.5 billion to $4.05 billion. The fall 2015 semi-annual redetermination was completed in October 2015 and the borrowing base under the LINN Credit Facility was reaffirmed at $4.05 billion, subject to certain conditions being met on or before January 1, 2016. On January 1, 2016, the borrowing base automatically decreased to $3.6 billion.

The Company’s obligations under the LINN Credit Facility, as amended, are secured by mortgages on certain of its material subsidiaries’ oil and natural gas properties and other personal property as well as a pledge of all ownership interests in the Company’s direct and indirect material subsidiaries. The Company is required to maintain mortgages on properties representing at least 90% of the total value of oil and natural gas properties included on its most recent reserve report. Additionally, the obligations under the LINN Credit Facility are guaranteed by all of the Company’s material subsidiaries, other than Berry, and are required to be guaranteed by any future material subsidiaries.

At the Company’s election, interest on borrowings under the LINN Credit Facility, as amended, is determined by reference to either the London Interbank Offered Rate (“LIBOR”) plus an applicable margin between 1.75% and 2.75% per annum (depending on the then-current level of borrowings under the LINN Credit Facility) or the alternate base rate (“ABR”) plus an applicable margin between 0.75% and 1.75% per annum (depending on the then-current level of borrowings under the LINN Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at the LIBOR. The Company is required to pay a commitment fee to the lenders under the LINN Credit Facility, which accrues at a rate per annum of 0.50% on the average daily unused amount of the maximum commitment amount of the lenders.

The $500 million term loan has a maturity date of April 2019, subject to a “springing maturity” based on the maturity of any outstanding LINN Energy junior lien debt, and incurs interest based on either the LIBOR plus a margin of 2.75% per annum or the ABR plus a margin of 1.75% per annum, at the Company’s election. Interest is generally payable quarterly for loans bearing interest based on the ABR and at the end of the applicable interest period for loans bearing interest at the LIBOR. The term loan may be repaid at the option of the Company without premium or penalty, subject to breakage costs. While the term loan is outstanding, the Company is required to maintain either: 1) mortgages on properties representing at least 80% of the total value of oil and natural gas properties included on its most recent reserve report, or 2) a Term Loan Collateral Coverage Ratio of at least 2.5 to 1.0. The Term Loan Collateral Coverage Ratio is defined as the ratio of the present value of future cash flows from proved reserves from the currently mortgaged properties to the lesser of: (i) the then-effective borrowing base and (ii) the maximum commitment amount and the aggregate amount of the term loan outstanding. The other terms and conditions of the LINN Credit Facility, including the financial and other restrictive covenants set forth therein, are applicable to the term loan.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Berry Credit Facility

Berry’s Second Amended and Restated Credit Agreement (“Berry Credit Facility”) had a borrowing base of $900 million, subject to lender commitments, as of December 31, 2015. The maturity date is April 2019. At December 31, 2015, lender commitments under the facility were also $900 million but there was less than $1 million of available borrowing capacity, including outstanding letters of credit.

In October 2015, Berry entered into an amendment to the Berry Credit Facility to provide for, among other things: (i) a springing maturity based on the maturity of any outstanding Berry junior lien debt; (ii) the ability of Berry to incur junior lien debt to refinance its senior notes or as additional indebtedness, but such additional indebtedness issued may not exceed $500 million outstanding at any one time and is subject to a borrowing base reduction; (iii) a decrease in Berry’s covenant requiring the maintenance of an EBITDA to Interest Expense ratio of 2.5 to 1.0, such that the permissible ratio is decreased to 2.0 to 1.0 from December 31, 2015 through December 31, 2016, to 2.25 to 1.0 from March 31, 2017 through June 30, 2017 and returning to 2.5 to 1.0 thereafter; (iv) an increase in the mortgage requirement on the total value of the oil and natural gas properties included in Berry’s most recent reserve report from 80% to 90%; (v) an increase to the applicable margin charged on borrowings under the Berry Credit Facility by 0.25% and increase the commitment fee under the Berry Credit Facility to 0.5% per annum; and (vi) permission to prepay or exchange Berry’s senior notes with notes issued by LINN Energy.

Redetermination of the borrowing base under the Berry Credit Facility, based primarily on reserve reports using lender commodity price expectations at such time, occurs semi-annually, in April and October. A super-majority of the lenders under the Berry Credit Facility and Berry also have the right to request interim borrowing base redeterminations once between scheduled redeterminations. The spring 2015 semi-annual borrowing base redetermination was completed in May 2015, and as a result of lower commodity prices, the borrowing base under the Berry Credit Facility decreased from $1.4 billion to $1.2 billion. The fall 2015 semi-annual redetermination was completed in October 2015 and the borrowing base under the Berry Credit Facility decreased from $1.2 billion to $900 million. In connection with the reduction in Berry’s borrowing base in October 2015, Berry repaid $300 million of borrowings outstanding under the Berry Credit Facility. Continued low commodity prices, reductions in the Company’s capital budget and the resulting reserve write-downs are expected to adversely impact future redeterminations.

In connection with the reduction in Berry’s borrowing base in May 2015, LINN Energy borrowed $250 million under the LINN Credit Facility and contributed it to Berry to post as restricted cash with Berry’s lenders. As directed by LINN Energy, the $250 million was deposited on Berry’s behalf in a security account with the administrative agent subject to a security control agreement. Berry’s ability to withdraw funds from this account is subject to a concurrent reduction of the borrowing base under the Berry Credit Facility or lender’s consent in connection with a redetermination of such borrowing base. The $250 million may be used to satisfy obligations under the Berry Credit Facility or, subject to restrictions in the indentures governing Berry’s senior notes, may be returned to LINN Energy in the future. The amount is included in “restricted cash” on the consolidated balance sheet.

Berry’s obligations under the Berry Credit Facility, as amended, are secured by mortgages on its oil and natural gas properties and other personal property. Berry is required to maintain mortgages on properties representing at least 90% of the present value of its oil and natural gas proved reserves.

At Berry’s election, interest on borrowings under the Berry Credit Facility, as amended, is determined by reference to either the LIBOR plus an applicable margin between 1.75% and 2.75% per annum (depending on the then-current level of borrowings under the Berry Credit Facility) or a Base Rate (as defined in the Berry Credit

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Facility) plus an applicable margin between 0.75% and 1.75% per annum (depending on the then-current level of borrowings under the Berry Credit Facility). Interest is generally payable quarterly for loans bearing interest based on the Base Rate and at the end of the applicable interest period for loans bearing interest at the LIBOR. Berry is required to pay a commitment fee to the lenders under the Berry Credit Facility, which accrues at a rate per annum of 0.5% on the average daily unused amount of the maximum commitment amount of the lenders.

The Company refers to the LINN Credit Facility and the Berry Credit Facility, collectively, as the “Credit Facilities.”

Senior Secured Second Lien Notes Due December 2020

On November 20, 2015, the Company issued $1.0 billion in aggregate principal amount of 12.00% senior secured second lien notes due December 2020 (“Second Lien Notes”) in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes as follows (in thousands):

Par Value of Senior Notes Exchanged
6.50% senior notes due May 2019	$584,422
6.25% senior notes due November 2019	824,348
8.625% senior notes due April 2020	286,344
7.75% senior notes due February 2021	184,300
6.50% senior notes due September 2021	120,586

$2,000,000

The exchanges were accounted for as a troubled debt restructuring (“TDR”). Since the total future cash payments of the new debt were less than the carrying amount of the previous debt, a gain of approximately $352 million, or $1.03 per unit, was recognized and included in “gain (loss) on extinguishment of debt” on the consolidated statement of operations. TDR accounting requires that interest payments on the Second Lien Notes reduce the carrying value of the debt with no interest expense recognized. As a result, the Company’s reported interest expense will be significantly less than the contractual interest payments throughout the term of the Second Lien Notes. There were no interest payments made on the Second Lien Notes for the year ended December 31, 2015.

The Second Lien Notes were issued under an indenture dated as of November 20, 2015, entered into by the Company and certain of its material domestic subsidiaries (the “Subsidiary Guarantors”). The Second Lien Notes mature on December 15, 2020, subject to a “springing maturity date” ahead of junior lien or unsecured indebtedness if more than $250 million of a particular series of such indebtedness is outstanding 92 days prior to the respective maturity date of such series, and bear interest at a rate of 12.00% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2016.

The Second Lien Notes are secured by second-priority liens on all of the Company’s and Subsidiary Guarantors’ assets that secure the LINN Credit Facility (the “Collateral”), and rank effectively junior to any indebtedness of the Company secured on a priority basis to the Second Lien Notes, including indebtedness under the LINN Credit Facility, to the extent of the value of the assets securing such indebtedness. The Collateral consists of: (i) certain of the Company’s and the Subsidiary Guarantors’ oil and natural gas properties and other personal property, as well as (ii) a pledge of all ownership interests in the Subsidiary Guarantors.

At any time prior to December 15, 2018, the Company may on one or more occasions redeem up to 35% of the aggregate principal amount of Second Lien Notes at a redemption price of 112.00% of the principal amount, plus

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

accrued and unpaid interest and Additional Interest (as defined in the Second Lien Notes indenture), if any, to the redemption date using the net cash proceeds of one or more equity offerings by the Company, provided that:

•	at least 65% of the aggregate principal amount of the Second Lien Notes remain outstanding immediately after the occurrence of such redemption (excluding Second Lien Notes held by the Company); and

•	the redemption occurs within 180 days of the date of the closing of such equity offering.

Prior to December 15, 2018, the Company may redeem all or part of the Second Lien Notes, upon not less than 30 or more than 60 days’ notice, at a redemption price equal to the sum of:

•	100% of the principal amount thereof, plus

•	the Make Whole Premium (as defined in the Second Lien Notes indenture) at the redemption date, plus

•	accrued and unpaid interest, if any, to the redemption date.

On and after December 15, 2018, the Company has the option to redeem all or part of the Second Lien Notes, upon not less than 30 or more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below:

Percentage
2018	112.000%
2019 and thereafter	106.000%

The Second Lien Notes indenture contains covenants that, among other things, limit the Company’s ability and the ability of the Company’s restricted subsidiaries to: (i) declare or pay distributions on, purchase or redeem the Company’s units or purchase or redeem the Company’s or its restricted subsidiaries’ indebtedness secured by liens junior in priority to liens securing the Second Lien Notes, unsecured indebtedness or subordinated indebtedness; (ii) make investments; (iii) incur or guarantee additional indebtedness or issue certain types of equity securities; (iv) create certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions or other payments from the Company’s restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries.

In connection with the issuance of the Second Lien Notes, the Company entered into a Registration Rights Agreement with each of the holders (collectively, the “Registration Rights Agreements”), pursuant to the terms of the exchange agreements. Under the Registration Rights Agreements, the Company agreed to use its reasonable efforts to file with the U.S. Securities and Exchange Commission and cause to become effective a registration statement relating to an offer to issue new notes having terms substantially identical to the Second Lien Notes in exchange for outstanding Second Lien Notes within 370 days after the notes were issued. In certain circumstances, the Company may be required to file a shelf registration statement to cover resales of the Second Lien Notes. The Company will be obligated to file one or more registration statements as described above only if the restrictive legend on the Second Lien Notes has not been removed and the Second Lien Notes are not freely tradable pursuant to Rule 144 under the Securities Act of 1933, as amended, as of the 370th day after the notes were issued. If the Company fails to satisfy these obligations, the Company may be required to pay additional interest to holders of the Second Lien Notes under certain circumstances.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Repurchases of Senior Notes

During the year ended December 31, 2015, the Company repurchased, through privately negotiated transactions and on the open market, approximately $992 million of its outstanding senior notes as follows:

•	6.50% senior notes due May 2019 – $53 million;

•	6.25% senior notes due November 2019 – $395 million;

•	8.625% senior notes due April 2020 – $295 million;

•	6.75% Berry senior notes due November 2020 – $39 million;

•	7.75% senior notes due February 2021 – $36 million;

•	6.50% senior notes due September 2021 – $148 million; and

•	6.375% Berry senior notes due September 2022 – $26 million.

In connection with the repurchases, the Company paid approximately $609 million in cash and recorded a gain on extinguishment of debt of approximately $367 million for the year ended December 31, 2015.

Senior Notes Covenants

The Company’s senior notes contain covenants that, among other things, may limit its ability to: (i) pay distributions on, purchase or redeem the Company’s units or redeem its subordinated debt; (ii) make investments; (iii) incur or guarantee additional indebtedness or issue certain types of equity securities; (iv) create certain liens; (v) sell assets; (vi) consolidate, merge or transfer all or substantially all of the Company’s assets; (vii) enter into agreements that restrict distributions or other payments from the Company’s restricted subsidiaries to the Company; (viii) engage in transactions with affiliates; and (ix) create unrestricted subsidiaries. As of December 31, 2015, the Company was in compliance with all financial and other covenants of its senior notes.

Berry’s senior notes contain covenants that, among other things, may limit its ability to: (i) incur or guarantee additional indebtedness; (ii) pay distributions or dividends on Berry’s equity or redeem its subordinated debt; (iii) create certain liens; (iv) enter into agreements that restrict distributions or other payments from Berry’s restricted subsidiaries to Berry; (v) sell assets; (vi) engage in transactions with affiliates; and (vii) consolidate, merge or transfer all or substantially all of Berry’s assets. As of December 31, 2015, Berry was in compliance with all financial and other covenants of its senior notes.

In addition, any cash generated by Berry is currently being used by Berry to fund its activities. To the extent that Berry generates cash in excess of its needs and determines to distribute such amounts to LINN Energy, the indentures governing Berry’s senior notes limit the amount it may distribute to LINN Energy to the amount available under a “restricted payments basket,” and Berry may not distribute any such amounts unless it is permitted by the indentures to incur additional debt pursuant to the consolidated coverage ratio test set forth in the Berry indentures. Berry’s restricted payments basket may be increased in accordance with the terms of the Berry indentures by, among other things, 50% of Berry’s future net income, reductions in its indebtedness and restricted investments, and future capital contributions.

Covenant Violations

The audit report the Company received with respect to its consolidated financial statements contains an explanatory paragraph expressing uncertainty as to the Company’s ability to continue as a going concern, the delivery of which constitutes a default under the LINN Credit Facility. The Company is also currently in default

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

under the Second Lien Indenture due to its failure to deliver mortgages by February 18, 2016. See “Going Concern Uncertainty” in Note 1 for additional information.

Note 7 – Derivatives

Commodity Derivatives

The Company has hedged a portion of its forecasted production to reduce exposure to fluctuations in oil and natural gas prices and provide long-term cash flow predictability to manage its business, service debt and, if and when resumed, pay distributions. The current direct NGL hedging market is constrained in terms of price, volume, duration and number of counterparties, which limits the Company’s ability to effectively hedge its NGL production. The Company also hedges its exposure to natural gas differentials in certain operating areas but does not currently hedge exposure to oil differentials.

The Company enters into commodity hedging transactions primarily in the form of swap contracts that are designed to provide a fixed price and, from time to time, put options that are designed to provide a fixed price floor with the opportunity for upside. The Company enters into these transactions with respect to a portion of its projected production or consumption to provide an economic hedge of the risk related to the future commodity prices received or paid. The Company does not enter into derivative contracts for trading purposes. In connection with the 2013 acquisition of Berry, the Company assumed certain derivative contracts that Berry had entered into prior to the acquisition date, including swap contracts, collars and three-way collars. The Company did not designate any of its contracts as cash flow hedges; therefore, the changes in fair value of these instruments are recorded in current earnings. See Note 8 for fair value disclosures about oil and natural gas commodity derivatives.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The following table presents derivative positions for the periods indicated as of December 31, 2015:

	2016	2017	2018
Natural gas positions:
Fixed price swaps (NYMEX Henry Hub):
Hedged volume (MMMBtu)	121,841	120,122	36,500
Average price ($/MMBtu)	$4.20	$4.26	$5.00
Put options (NYMEX Henry Hub):
Hedged volume (MMMBtu)	76,269	66,886	—
Average price ($/MMBtu)	$5.00	$4.88	$—
Oil positions:
Fixed price swaps (NYMEX WTI): (1)
Hedged volume (MBbls)	11,465	4,755	—
Average price ($/Bbl)	$90.56	$89.02	$—
Put options (NYMEX WTI):
Hedged volume (MBbls)	3,271	384	—
Average price ($/Bbl)	$90.00	$90.00	$—
Natural gas basis differential positions: (2)
Panhandle basis swaps: (3)
Hedged volume (MMMBtu)	59,954	59,138	16,425
Hedged differential ($/MMBtu)	$(0.32)	$(0.33)	$(0.33)
NWPL Rockies basis swaps: (3)
Hedged volume (MMMBtu)	65,794	38,880	10,804
Hedged differential ($/MMBtu)	$(0.24)	$(0.19)	$(0.19)
MichCon basis swaps: (3)
Hedged volume (MMMBtu)	7,768	7,437	2,044
Hedged differential ($/MMBtu)	$0.05	$0.05	$0.05
Houston Ship Channel basis swaps: (3)
Hedged volume (MMMBtu)	34,364	36,730	986
Hedged differential ($/MMBtu)	$(0.02)	$(0.02)	$(0.08)
Permian basis swaps: (3)
Hedged volume (MMMBtu)	2,975	2,629	1,314
Hedged differential ($/MMBtu)	$(0.20)	$(0.20)	$(0.20)
SoCal basis swaps: (4)
Hedged volume (MMMBtu)	32,940	—	—
Hedged differential ($/MMBtu)	$(0.03)	$—	$—
Oil timing differential positions:
Trade month roll swaps (NYMEX WTI): (5)
Hedged volume (MBbls)	2,652	2,654	—
Hedged differential ($/Bbl)	$0.25	$0.25	$—

(1)	Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at a price of $100.00 per Bbl for the year ending December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, at counterparty election on a designated date in each respective preceding year. The extension for each year is exercisable without respect to the other years.
(2)	Settle on the respective pricing index to hedge basis differential to the NYMEX Henry Hub natural gas price.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(3)	For positions which hedge exposure to differentials in producing areas, the Company receives the NYMEX Henry Hub natural gas price plus the respective spread and pays the specified index price. Cash settlements are made on a net basis.
(4)	For positions which hedge exposure to differentials in consuming areas, the Company pays the NYMEX Henry Hub natural gas price plus the respective spread and receives the specified index price. Cash settlements are made on a net basis.
(5)	The Company hedges the timing risk associated with the sales price of oil in the Mid-Continent, Hugoton Basin and Permian Basin regions. In these regions, the Company generally sells oil for the delivery month at a sales price based on the average NYMEX WTI price during that month, plus an adjustment calculated as a spread between the weighted average prices of the delivery month, the next month and the following month during the period when the delivery month is prompt (the “trade month roll”).

During the year ended December 31, 2015, the Company entered into commodity derivative contracts consisting of natural gas basis swaps for May 2015 through December 2017 to hedge exposure to differentials in certain producing areas and oil swaps for April 2015 through December 2015. In addition, the Company entered into natural gas basis swaps for May 2015 through December 2016 to hedge exposure to the differential in California, where it consumes natural gas in its heavy oil development operations.

During the fourth quarter of 2015, the Company canceled certain of its commodity derivative contracts, consisting of Permian basis swaps for 2016 and 2017, trade month roll swaps for 2016 and 2017, and positions representing oil swaps which could have been extended at counterparty election for 2017. The Company received net cash settlements of approximately $5 million from the cancellations. During the fourth quarter of 2014, the Company canceled all of its ICE Brent – NYMEX WTI basis swaps for 2015 and received cash settlements of approximately $12 million. As of December 31, 2014, the Company had no outstanding ICE Brent – NYMEX WTI basis swaps.

During the year ended December 31, 2013, the Company entered into commodity derivative contracts consisting of oil basis swaps for 2013 and natural gas basis swaps for 2013 through 2018. Also, in connection with the Berry acquisition (see Note 2), the Company assumed certain derivative contracts that Berry had entered into prior to the acquisition date, including oil swaps, oil trade month roll swaps and oil collars through 2014, and oil basis swaps and oil three-way collars through 2015.

Settled derivatives on natural gas production for the year ended December 31, 2015, included volumes of 189,895 MMMBtu at an average contract price of $5.12 per MMBtu. Settled derivatives on oil production for the year ended December 31, 2015, included volumes of 18,884 MBbls at an average contract price of $89.28 per Bbl. Settled derivatives on natural gas production for the year ended December 31, 2014, included volumes of 177,029 MMMBtu at an average contract price of $5.14 per MMBtu. Settled derivatives on oil production for the year ended December 31, 2014, included volumes of 24,988 MBbls at an average contract price of $92.39 per Bbl. Settled derivatives on natural gas production for the year ended December 31, 2013, included volumes of 173,488 MMMBtu at an average contract price of $5.29 per MMBtu. Settled derivatives on oil production for the year ended December 31, 2013, included volumes of 15,590 MBbls at an average contract price of $95.35 per Bbl.

The natural gas derivatives are settled based on the closing price of NYMEX Henry Hub natural gas on the last trading day for the delivery month, which occurs on the third business day preceding the delivery month, or the relevant index prices of natural gas published in Inside FERC’s Gas Market Report on the first business day of the delivery month. The oil derivatives are settled based on the average closing price of NYMEX WTI crude oil for each day of the delivery month.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Balance Sheet Presentation

The Company’s commodity derivatives are presented on a net basis in “derivative instruments” on the consolidated balance sheets. The following table summarizes the fair value of derivatives outstanding on a gross basis:

	December 31,
	2015	2014
	(in thousands)
Assets:
Commodity derivatives	$1,812,375	$2,014,815

Liabilities:
Commodity derivatives	$28,842	$90,260

By using derivative instruments to economically hedge exposures to changes in commodity prices, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk. The Company’s counterparties are current participants or affiliates of participants in its Credit Facilities or were participants or affiliates of participants in its Credit Facilities at the time it originally entered into the derivatives. The Credit Facilities are secured by the Company’s oil, natural gas and NGL reserves; therefore, the Company is not required to post any collateral. The Company does not receive collateral from its counterparties. The maximum amount of loss due to credit risk that the Company would incur if its counterparties failed completely to perform according to the terms of the contracts, based on the gross fair value of financial instruments, was approximately $1.8 billion at December 31, 2015. The Company minimizes the credit risk in derivative instruments by: (i) limiting its exposure to any single counterparty; (ii) entering into derivative instruments only with counterparties that meet the Company’s minimum credit quality standard, or have a guarantee from an affiliate that meets the Company’s minimum credit quality standard; and (iii) monitoring the creditworthiness of the Company’s counterparties on an ongoing basis. In accordance with the Company’s standard practice, its commodity derivatives are subject to counterparty netting under agreements governing such derivatives and therefore the risk of loss due to counterparty nonperformance is somewhat mitigated.

Gains (Losses) on Derivatives

A summary of gains and losses on derivatives included on the consolidated statements of operations is presented below:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Gains on oil and natural gas derivatives	$1,056,189	$1,206,179	$177,857
Lease operating expenses (1)	6,893	—	—

Total gains on oil and natural gas derivatives	$1,063,082	$1,206,179	$177,857

(1)	Consists of gains and (losses) on derivatives used to hedge exposure to differentials in consuming areas, which were entered into in March 2015.

For the years ended December 31, 2015, December 31, 2014, and December 31, 2013, the Company received net cash settlements of approximately $1.2 billion, $108 million and $249 million, respectively.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Note 8 – Fair Value Measurements on a Recurring Basis

The Company accounts for its commodity derivatives at fair value (see Note 7) on a recurring basis. The Company determines the fair value of its oil and natural gas derivatives utilizing pricing models that use a variety of techniques, including market quotes and pricing analysis. Inputs to the pricing models include publicly available prices and forward price curves generated from a compilation of data gathered from third parties. Company management validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming that those instruments trade in active markets. Assumed credit risk adjustments, based on published credit ratings, public bond yield spreads and credit default swap spreads are applied to the Company’s commodity derivatives.

Fair Value Hierarchy

In accordance with applicable accounting standards, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded in the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1	Financial assets and liabilities for which values are based on unadjusted quoted prices for identical assets or liabilities in an active market that management has the ability to access.

Level 2	Financial assets and liabilities for which values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability (commodity derivatives).

Level 3	Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy in a liquid environment, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company conducts a review of fair value hierarchy classifications on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The following presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	December 31, 2015
	Level 2	Netting (1)	Total
	(in thousands)
Assets:
Commodity derivatives	$1,812,375	$(25,744)	$1,786,631
Liabilities:
Commodity derivatives	$28,842	$(25,744)	$3,098

	December 31, 2014
	Level 2	Netting (1)	Total
	(in thousands)
Assets:
Commodity derivatives	$2,014,815	$(89,576)	$1,925,239
Liabilities:
Commodity derivatives	$90,260	$(89,576)	$684

(1)	Represents counterparty netting under agreements governing such derivatives.

Note 9 – Other Property and Equipment

Other property and equipment consists of the following:

	December 31,
	2015	2014
	(in thousands)
Natural gas plant and pipeline	$480,161	$479,754
Furniture and office equipment	106,462	88,893
Buildings and leasehold improvements	72,976	49,046
Vehicles	37,641	36,534
Drilling and other equipment	7,934	6,994
Land	3,537	7,928

	708,711	669,149
Less accumulated depreciation	(195,661)	(144,282)

	$513,050	$524,867

Note 10 – Asset Retirement Obligations

The Company has the obligation to plug and abandon oil and natural gas wells and related equipment at the end of production operations. Estimated asset retirement costs are recognized as liabilities with an increase to the carrying amounts of the related long-lived assets when the obligation is incurred. The liabilities are included in “other accrued liabilities” and “other noncurrent liabilities” on the consolidated balance sheets. Accretion expense is included in “depreciation, depletion and amortization” on the consolidated statements of operations. The fair value of additions to the asset retirement obligations is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

inflation factors (2% for each of the years in the three-year period ended December 31, 2015); and (iv) a credit-adjusted risk-free interest rate (average of 5.5%, 5.3% and 6.2% for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively). These inputs require significant judgments and estimates by the Company’s management at the time of the valuation and are the most sensitive and subject to change.

The following table presents a reconciliation of the Company’s asset retirement obligations:

	December 31,
	2015	2014
	(in thousands)
Asset retirement obligations at beginning of year	$497,570	$289,321
Liabilities added from acquisitions	—	176,538
Liabilities added from drilling	3,574	10,476
Liabilities associated with assets divested	(3,306)	(25,656)
Current year accretion expense	30,016	22,164
Settlements	(6,336)	(12,620)
Revision of estimates	2,023	37,347

Asset retirement obligations at end of year	$523,541	$497,570

Note 11 – Commitments and Contingencies

For certain statewide class action royalty payment disputes where a reserve has not yet been established, the Company has denied that it has any liability on the claims and has raised arguments and defenses that, if accepted by the courts, will result in no loss to the Company. In addition, the Company is involved in various other disputes arising in the ordinary course of business. The Company is not currently a party to any litigation or pending claims that it believes would have a material adverse effect on its overall business, financial position, results of operations or liquidity; however, cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

During the years ended December 31, 2015, December 31, 2014, and December 31, 2013, the Company made no significant payments to settle any legal, environmental or tax proceedings. The Company regularly analyzes current information and accrues for probable liabilities on the disposition of certain matters as necessary. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

In 2008, Lehman Brothers Holdings Inc. and Lehman Brothers Commodity Services Inc. (together “Lehman”), filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. In March 2011, the Company and Lehman entered into Termination Agreements under which the Company was granted general unsecured claims against Lehman in the amount of $51 million (the “Company Claim”). In December 2011, a Chapter 11 Plan was approved by the Bankruptcy Court. In 2015, 2014 and 2013, the Company received approximately $4 million, $7 million and $11 million, respectively, of the Company Claim which are each included in “gains on oil and natural gas derivatives” on the consolidated statements of operations. In the aggregate, the Company has received approximately $50 million of the Company Claim.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Note 12 – Operating Leases

The Company leases office space and other property and equipment under lease agreements expiring on various dates through 2034. The Company recognized expense under operating leases of approximately $21 million, $14 million and $7 million for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively.

As of December 31, 2015, future minimum lease payments were as follows (in thousands):

2016	$10,647
2017	8,887
2018	7,521
2019	7,865
2020	7,721
Thereafter	27,336

$69,977

Note 13 – Earnings Per Unit

Basic earnings per unit is computed by dividing net earnings attributable to unitholders by the weighted average number of units outstanding during each period. Diluted earnings per unit is computed by adjusting the average number of units outstanding for the dilutive effect, if any, of unit equivalents. The Company uses the treasury stock method to determine the dilutive effect.

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per unit computations for net loss:

	Year Ended December 31,
	2015	2014	2013
	(in thousands, except per unit data)
Net loss	$(4,759,811)	$(451,809)	$(691,337)
Allocated to participating securities	(3,039)	(7,117)	(5,935)

	$(4,762,850)	$(458,926)	$(697,272)

Basic net loss per unit	$(13.87)	$(1.40)	$(2.94)

Diluted net loss per unit	$(13.87)	$(1.40)	$(2.94)

Basic weighted average units outstanding	343,323	328,918	237,544
Dilutive effect of unit equivalents	—	—	—

Diluted weighted average units outstanding	343,323	328,918	237,544

Basic units outstanding excludes the effect of weighted average anti-dilutive unit equivalents related to approximately 4 million, 6 million and 4 million unit options and warrants for the years ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively. All equivalent units were antidilutive for each of the years ended December 31, 2015, December 31, 2014, and December 31, 2013.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Note 14 – Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes, with the exception of the state of Texas, in which income tax liabilities and/or benefits of the Company are passed through to its unitholders. Limited liability companies are subject to Texas margin tax. In addition, certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. As such, with the exception of the state of Texas and certain subsidiaries, the Company is not a taxable entity, it does not directly pay federal and state income taxes and recognition has not been given to federal and state income taxes for the operations of the Company, except as set forth in the tables below. Amounts recognized for income taxes are reported in “income tax expense (benefit)” on the consolidated statements of operations.

The Company’s taxable income or loss, which may vary substantially from the net income or net loss reported on the consolidated statements of operations, is includable in the federal and state income tax returns of each unitholder. The aggregate difference in the basis of net assets for financial and tax reporting purposes cannot be readily determined as the Company does not have access to information about each unitholder’s tax attributes.

Certain of the Company’s subsidiaries are Subchapter C-corporations subject to federal and state income taxes. Income tax expense (benefit) consisted of the following:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Current taxes:
Federal	$(12,021)	$473	$144
State	1,022	21	198
Deferred taxes:
Federal	8,237	(104)	(2,805)
State	(3,699)	4,047	264

	$(6,461)	$4,437	$(2,199)

As of December 31, 2015, the Company’s taxable entities had approximately $1 million of net operating loss carryforwards for federal income tax purposes which will begin expiring in 2036.

A reconciliation of the federal statutory tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2015	2014	2013
Federal statutory rate	35.0%	35.0%	35.0%
State, net of federal tax benefit	0.1	(0.9)	(0.1)
Loss excluded from nontaxable entities	(34.8)	(34.6)	(34.6)
Other	(0.2)	(0.5)	—

Effective rate	0.1%	(1.0)%	0.3%

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Significant components of the deferred tax assets and liabilities were as follows:

	December 31,
	2015	2014
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$370	$—
Unit-based compensation	18,214	22,105
Valuation allowance	(2,159)	—
Other	7,300	6,857

Total deferred tax assets	23,725	28,962

Deferred tax liabilities:
Property and equipment principally due to differences in depreciation	(12,534)	(10,991)
Other	8	(6,370)

Total deferred tax liabilities	(12,526)	(17,361)

Net deferred tax assets	$11,199	$11,601

Net deferred tax assets and liabilities were classified on the consolidated balance sheets as follows:

	December 31,
	2015	2014
	(in thousands)
Deferred tax assets	$23,188	$28,442
Deferred tax liabilities	(675)	(2,964)

Other current assets	$22,513	$25,478

Deferred tax assets	$537	$520
Deferred tax liabilities	(11,851)	(14,397)

Other noncurrent liabilities	$(11,314)	$(13,877)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2015, based on projections of future taxable income for the periods in which the deferred tax assets are deductible, valuation allowances of approximately $2 million were recorded for tax carryforwards and attributes to reduce the net deferred tax assets to an amount that is more likely than not to be realized. The amount of deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

In accordance with the applicable accounting standards, the Company recognizes only the impact of income tax positions that, based on their merits, are more likely than not to be sustained upon audit by a taxing authority. To evaluate its current tax positions in order to identify any material uncertain tax positions, the Company developed a policy of identifying and evaluating uncertain tax positions that considers support for each tax position, industry standards, tax return disclosures and schedules and the significance of each position. It is the Company’s policy to recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

Company had no material uncertain tax positions at December 31, 2015, and December 31, 2014. The tax years 2012 – 2015 remain open to examination for federal income tax purposes.

Note 15 – Supplemental Disclosures to the Consolidated Balance Sheets and Consolidated Statements of Cash Flows

“Other accrued liabilities” reported on the consolidated balance sheets include the following:

	December 31,
	2015	2014
	(in thousands)
Accrued interest	$63,957	$105,310
Accrued compensation	37,061	44,875
Asset retirement obligations	14,234	16,187
Other	4,341	1,364

	$119,593	$167,736

Supplemental disclosures to the consolidated statements of cash flows are presented below:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Cash payments for interest, net of amounts capitalized	$562,303	$542,775	$392,607

Cash payments for income taxes	$643	$—	$14

Noncash investing and financing activities:
In connection with the acquisition of oil and natural gas properties and joint-venture funding, assets were acquired and liabilities were assumed as follow:
Fair value of assets acquired	$—	$2,679,547	$5,726,681
Cash paid, net of cash acquired	—	(2,395,339)	(109,350)
Units issued in connection with the Berry acquisition	—	—	(2,781,888)
Noncash gains on exchanges of properties	—	(85,493)	—
Receivables from sellers	—	16,213	(93)
Payables to sellers	—	(3,515)	(6,854)

Liabilities assumed	$—	$211,413	$2,828,496

Accrued capital expenditures	$81,656	$240,331	$334,542

Included in “acquisition of oil and natural gas properties and joint-venture funding, net of cash acquired” on the consolidated statements of cash flows for the years ended December 31, 2014, and December 31, 2013, is approximately $25 million and $170 million, respectively, paid by the Company towards the future funding commitment related to the joint-venture agreement entered into with Anadarko (see Note 2).

In November 2015, the Company issued $1.0 billion in aggregate principal amount of Second Lien Notes in exchange for approximately $2.0 billion in aggregate principal amount of certain of its outstanding senior notes (see Note 6).

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

On November 21, 2014, the Company, through two of its wholly owned subsidiaries, completed a noncash exchange of a portion of its Permian Basin properties to ExxonMobil in exchange for properties in California’s South Belridge Field. On August 15, 2014, the Company, through two of its wholly owned subsidiaries, completed a noncash exchange of a portion of its Permian Basin properties to Exxon XTO for properties in the Hugoton Basin.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. At December 31, 2015, “restricted cash” on the consolidated balance sheet includes $250 million that LINN Energy borrowed under the LINN Credit Facility and contributed to Berry in May 2015 to post with Berry’s lenders in connection with the reduction in the Berry Credit Facility’s borrowing base. Restricted cash also includes approximately $7 million and $6 million at December 31, 2015, and December 31, 2014, respectively, of cash deposited by the Company into a separate account designated for asset retirement obligations in accordance with contractual agreements.

The Company manages its working capital and cash requirements to borrow only as needed from its Credit Facilities. At December 31, 2015, and December 31, 2014, net outstanding checks of approximately $21 million and $95 million, respectively, were reclassified and included in “accounts payable and accrued expenses” on the consolidated balance sheets. Net outstanding checks are presented as cash flows from financing activities and included in “other” on the consolidated statements of cash flows.

Note 16 – Related Party Transactions

LinnCo

LinnCo, an affiliate of LINN Energy, was formed on April 30, 2012. LinnCo’s initial sole purpose was to own units in LINN Energy. In connection with the acquisition of Berry, LinnCo amended its limited liability company agreement to permit, among other things, the acquisition and subsequent contribution of assets to LINN Energy. All of LinnCo’s common shares are held by the public. As of December 31, 2015, LinnCo had no significant assets or operations other than those related to its interest in LINN Energy and owned approximately 37% of LINN Energy’s outstanding units.

On December 16, 2013, LinnCo and LINN Energy completed the transactions contemplated by the merger agreement, as amended, under which Berry’s shareholders received 1.68 LinnCo common shares for each Berry common share they owned, totaling 93,756,674 LinnCo common shares. Under the contribution agreement between LinnCo and LINN Energy, LinnCo contributed Berry to LINN Energy in exchange for 93,756,674 newly issued LINN Energy units valued at approximately $2.8 billion.

LINN Energy has agreed to provide to LinnCo, or to pay on LinnCo’s behalf, any financial, legal, accounting, tax advisory, financial advisory and engineering fees, and other administrative and out-of-pocket expenses incurred by LinnCo, along with any other expenses incurred in connection with any public offering of shares in LinnCo or incurred as a result of being a publicly traded entity. These expenses include costs associated with annual, quarterly and other reports to holders of LinnCo shares, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, printing costs, independent auditor fees and expenses, legal counsel fees and expenses, limited liability company governance and compliance expenses and registrar and transfer agent fees. In addition, the Company has agreed to indemnify LinnCo and its officers and directors for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo’s activities. All expenses and costs paid by LINN Energy on LinnCo’s behalf are expensed by LINN Energy.

For the year ended December 31, 2015, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $3 million, all of which had been paid by LINN Energy on LinnCo’s behalf as of

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

December 31, 2015. The expenses for the year ended December 31, 2015, include approximately $2 million related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses.

For the year ended December 31, 2014, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $3 million, all of which had been paid by LINN Energy on LinnCo’s behalf as of December 31, 2014. The expenses for the year ended December 31, 2014, include approximately $2 million related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses. In addition, during the year ended December 31, 2014, LINN Energy paid approximately $11 million on LinnCo’s behalf for general and administrative expenses incurred by LinnCo in 2013.

For the year ended December 31, 2013, LinnCo incurred total general and administrative expenses and certain offering costs of approximately $42 million. The expenses for the year ended December 31, 2013, include approximately $40 million of transaction costs related to the Berry acquisition (see Note 2), including approximately $9 million of noncash share-based compensation expense. The expenses for the year ended December 31, 2013, also include approximately $2 million related to services provided by LINN Energy necessary for the conduct of LinnCo’s business, such as accounting, legal, tax, information technology and other expenses.

During the years ended December 31, 2015, December 31, 2014, and December 31, 2013, the Company paid approximately $121 million, $373 million and $101 million, respectively, in distributions to LinnCo attributable to LinnCo’s interest in LINN Energy.

Other

One of the Company’s directors is the President and Chief Executive Officer of Superior Energy Services, Inc. (“Superior”), which provides oilfield services to the Company. For the years ended December 31, 2015, December 31, 2014, and December 31, 2013, the Company incurred expenditures of approximately $9 million, $21 million and $26 million, respectively, related to services rendered by Superior and its subsidiaries.

Note 17 – Subsidiary Guarantors

Linn Energy, LLC’s May 2019 senior notes, November 2019 senior notes, April 2020 senior notes, December 2020 second lien notes, February 2021 senior notes and September 2021 senior notes are guaranteed by all of the Company’s material subsidiaries, other than Berry Petroleum Company, LLC, which is an indirect 100% wholly owned subsidiary of the Company.

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

The following condensed consolidating financial information presents the financial information of Linn Energy, LLC, the guarantor subsidiaries and the non-guarantor subsidiary in accordance with Securities and Exchange Commission (“SEC”) Regulation S-X Rule 3-10. The condensed consolidating financial information for the co-issuer, Linn Energy Finance Corp., is not presented as it has no assets, operations or cash flows. The financial information may not necessarily be indicative of the financial position or results of operations had the guarantor subsidiaries or non-guarantor subsidiary operated as independent entities. There are no restrictions on the Company’s ability to obtain cash dividends or other distributions of funds from the guarantor subsidiaries.

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2015

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,073	$72	$1,023	$—	$2,168
Accounts receivable—trade, net	—	170,503	46,053	—	216,556
Accounts receivable—affiliates	2,920,082	8,621	—	(2,928,703)	—
Derivative instruments	—	1,207,012	13,218	—	1,220,230
Other current assets	26,905	72,120	20,897	(1)	119,921

Total current assets	2,948,060	1,458,328	81,191	(2,928,704)	1,558,875

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	—	13,110,094	5,011,061	—	18,121,155
Less accumulated depletion and amortization	—	(9,557,283)	(1,596,165)	55,956	(11,097,492)

	—	3,552,811	3,414,896	55,956	7,023,663
Other property and equipment	—	597,216	111,495	—	708,711
Less accumulated depreciation	—	(183,139)	(12,522)	—	(195,661)

	—	414,077	98,973	—	513,050
Derivative instruments	—	566,401	—	—	566,401
Restricted cash	—	7,004	250,359	—	257,363
Notes receivable—affiliates	175,100	—	—	(175,100)	—
Investments in consolidated subsidiaries	3,940,444	—	—	(3,940,444)	—
Other noncurrent assets	35,559	5,978	16,057	—	57,594

	4,151,103	579,383	266,416	(4,115,544)	881,358

Total noncurrent assets	4,151,103	4,546,271	3,780,285	(4,059,588)	8,418,071

Total assets	$7,099,163	$6,004,599	$3,861,476	$(6,988,292)	$9,976,946

LIABILITIES AND UNITHOLDERS’ CAPITAL (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$1,285	$336,962	$117,127	$—	$455,374
Accounts payable—affiliates	—	2,920,082	8,621	(2,928,703)	—
Derivative instruments	—	—	2,241	—	2,241
Current portion of long-term debt	2,843,333	—	873,175	—	3,716,508
Other accrued liabilities	49,861	52,997	16,736	(1)	119,593

Total current liabilities	2,894,479	3,310,041	1,017,900	(2,928,704)	4,293,716

Noncurrent liabilities:
Derivative instruments	—	857	—	—	857
Long-term debt, net	4,482,867	—	845,368	—	5,328,235
Notes payable—affiliates	—	175,100	—	(175,100)	—
Other noncurrent liabilities	—	410,990	212,049	—	623,039

Total noncurrent liabilities	4,482,867	586,947	1,057,417	(175,100)	5,952,131

Unitholders’ capital (deficit):
Units issued and outstanding	5,333,834	4,831,758	2,798,713	(7,621,189)	5,343,116
Accumulated deficit	(5,612,017)	(2,724,147)	(1,012,554)	3,736,701	(5,612,017)

	(278,183)	2,107,611	1,786,159	(3,884,488)	(268,901)

Total liabilities and unitholders’ capital (deficit)	$7,099,163	$6,004,599	$3,861,476	$(6,988,292)	$9,976,946

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2014

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$38	$185	$1,586	$—	$1,809
Accounts receivable—trade, net	—	371,325	100,359	—	471,684
Accounts receivable—affiliates	4,028,890	13,205	—	(4,042,095)	—
Derivative instruments	—	1,033,448	43,694	—	1,077,142
Other current assets	18	96,678	59,259	—	155,955

Total current assets	4,028,946	1,514,841	204,898	(4,042,095)	1,706,590

Noncurrent assets:
Oil and natural gas properties (successful efforts method)	—	13,196,841	4,872,059	—	18,068,900
Less accumulated depletion and amortization	—	(4,342,675)	(525,007)	—	(4,867,682)

	—	8,854,166	4,347,052	—	13,201,218
Other property and equipment	—	553,150	115,999	—	669,149
Less accumulated depreciation	—	(135,830)	(8,452)	—	(144,282)

	—	417,320	107,547	—	524,867
Derivative instruments	—	848,097	—	—	848,097
Restricted cash	—	6,100	125	—	6,225
Notes receivable—affiliates	130,500	—	—	(130,500)	—
Advance to affiliate	—	—	293,627	(293,627)	—
Investments in consolidated subsidiaries	8,562,608	—	—	(8,562,608)	—
Other noncurrent assets	116,637	5,716	14,159	—	136,512

	8,809,745	859,913	307,911	(8,986,735)	990,834

Total noncurrent assets	8,809,745	10,131,399	4,762,510	(8,986,735)	14,716,919

Total assets	$12,838,691	$11,646,240	$4,967,408	$(13,028,830)	$16,423,509

LIABILITIES AND UNITHOLDERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$3,784	$581,880	$229,145	$—	$814,809
Accounts payable—affiliates	—	4,028,890	13,205	(4,042,095)	—
Advance from affiliate	—	293,627	—	(293,627)	—
Other accrued liabilities	89,507	59,142	19,087	—	167,736

Total current liabilities	93,291	4,963,539	261,437	(4,335,722)	982,545

Noncurrent liabilities:
Long-term debt, net	8,208,857	—	2,086,952	—	10,295,809
Notes payable—affiliates	—	130,500	—	(130,500)	—
Derivative instruments	—	684	—	—	684
Other noncurrent liabilities	—	400,851	200,015	—	600,866

Total noncurrent liabilities	8,208,857	532,035	2,286,967	(130,500)	10,897,359

Unitholders’ capital:
Units issued and outstanding	5,388,749	4,831,339	2,416,381	(7,240,658)	5,395,811
Accumulated income (deficit)	(852,206)	1,319,327	2,623	(1,321,950)	(852,206)

	4,536,543	6,150,666	2,419,004	(8,562,608)	4,543,605

Total liabilities and unitholders’ capital	$12,838,691	$11,646,240	$4,967,408	$(13,028,830)	$16,423,509

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2015

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$—	$1,151,240	$575,031	$—	$1,726,271
Gains on oil and natural gas derivatives	—	1,027,014	29,175	—	1,056,189
Marketing revenues	—	43,876	30,253	—	74,129
Other revenues	—	19,550	7,195	—	26,745

	—	2,241,680	641,654	—	2,883,334

Expenses:
Lease operating expenses	—	372,609	245,155	—	617,764
Transportation expenses	—	167,561	52,160	—	219,721
Marketing expenses	—	35,278	21,866	—	57,144
General and administrative expenses	—	210,894	85,993	—	296,887
Exploration costs	—	9,473	—	—	9,473
Depreciation, depletion and amortization	—	547,675	251,371	6,711	805,757
Impairment of long-lived assets	—	5,024,944	853,810	(64,800)	5,813,954
Taxes, other than income taxes	2	111,300	70,593	—	181,895
Gains on sale of assets and other, net	—	(195,490)	(1,919)	—	(197,409)

	2	6,284,244	1,579,029	(58,089)	7,805,186

Other income and (expenses):
Interest expense, net of amounts capitalized	(463,168)	2,533	(85,818)	—	(546,453)
Interest expense—affiliates	—	(12,123)	—	12,123	—
Interest income—affiliates	12,123	—	—	(12,123)	—
Gain on extinguishment of debt	708,050	—	11,209	—	719,259
Equity in losses from consolidated subsidiaries	(5,002,695)	—	—	5,002,695	—
Other, net	(13,804)	(161)	(3,261)	—	(17,226)

	(4,759,494)	(9,751)	(77,870)	5,002,695	155,580

Loss before income taxes	(4,759,496)	(4,052,315)	(1,015,245)	5,060,784	(4,766,272)
Income tax expense (benefit)	315	(6,708)	(68)	—	(6,461)

Net loss	$(4,759,811)	$(4,045,607)	$(1,015,177)	$5,060,784	$(4,759,811)

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2014

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$—	$2,312,137	$1,298,402	$—	$3,610,539
Gains on oil and natural gas derivatives	—	1,127,395	78,784	—	1,206,179
Marketing revenues	—	84,349	50,911	—	135,260
Other revenues	—	28,133	3,192	—	31,325

	—	3,552,014	1,431,289	—	4,983,303

Expenses:
Lease operating expenses	—	440,624	364,540	—	805,164
Transportation expenses	—	165,489	41,842	—	207,331
Marketing expenses	—	81,210	36,255	—	117,465
General and administrative expenses	—	190,286	102,787	—	293,073
Exploration costs	—	125,037	—	—	125,037
Depreciation, depletion and amortization	—	771,549	302,353	—	1,073,902
Impairment of long-lived assets	—	2,050,387	253,362	—	2,303,749
Taxes, other than income taxes	40	169,655	97,708	—	267,403
(Gains) losses on sale of assets and other, net	—	(487,286)	120,786	—	(366,500)

	40	3,506,951	1,319,633	—	4,826,624

Other income and (expenses):
Interest expense, net of amounts capitalized	(480,259)	(19,631)	(87,948)	—	(587,838)
Interest expense—affiliates	—	(7,954)	—	7,954	—
Interest income—affiliates	7,954	—	—	(7,954)	—
Equity in earnings from consolidated subsidiaries	28,397	—	—	(28,397)	—
Other, net	(7,861)	(7,309)	(1,043)	—	(16,213)

	(451,769)	(34,894)	(88,991)	(28,397)	(604,051)

Income (loss) before income taxes	(451,809)	10,169	22,665	(28,397)	(447,372)
Income tax expense	—	4,368	69	—	4,437

Net income (loss)	$(451,809)	$5,801	$22,596	$(28,397)	$(451,809)

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2013

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$—	$2,022,916	$50,324	$—	$2,073,240
Gains (losses) on oil and natural gas derivatives	—	182,906	(5,049)	—	177,857
Marketing revenues	—	52,328	1,843	—	54,171
Other revenues	—	26,387	—	—	26,387

	—	2,284,537	47,118	—	2,331,655

Expenses:
Lease operating expenses	—	357,113	15,410	—	372,523
Transportation expenses	—	125,864	2,576	—	128,440
Marketing expenses	—	36,259	1,633	—	37,892
General and administrative expenses	—	215,973	20,298	—	236,271
Exploration costs	—	5,251	—	—	5,251
Depreciation, depletion and amortization	—	818,466	10,845	—	829,311
Impairment of long-lived assets	—	828,317	—	—	828,317
Taxes, other than income taxes	—	136,501	2,130	—	138,631
Losses on sale of assets and other, net	724	2,705	10,208	—	13,637

	724	2,526,449	63,100	—	2,590,273

Other income and (expenses):
Interest expense, net of amounts capitalized	(415,670)	(1,504)	(3,963)	—	(421,137)
Interest expense—affiliates	—	(5,543)	—	5,543	—
Interest income—affiliates	5,543	—	—	(5,543)	—
Loss on extinguishment of debt	(5,304)	—	—	—	(5,304)
Equity in losses from consolidated subsidiaries	(266,899)	—	—	266,899	—
Other, net	(8,283)	(166)	(28)	—	(8,477)

	(690,613)	(7,213)	(3,991)	266,899	(434,918)

Loss before income taxes	(691,337)	(249,125)	(19,973)	266,899	(693,536)
Income tax benefit	—	(2,199)	—	—	(2,199)

Net loss	$(691,337)	$(246,926)	$(19,973)	$266,899	$(691,337)

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2015

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
Cash flow from operating activities:
Net loss	$(4,759,811)	$(4,045,607)	$(1,015,177)	$5,060,784	$(4,759,811)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	—	547,675	251,371	6,711	805,757
Impairment of long-lived assets	—	5,024,944	853,810	(64,800)	5,813,954
Unit-based compensation expenses	—	56,136	—	—	56,136
Gain on extinguishment of debt	(708,050)	—	(11,209)	—	(719,259)
Amortization and write-off of deferred financing fees	30,993	—	3,750	—	34,743
Gains on sale of assets and other, net	—	(188,200)	(961)	—	(189,161)
Equity in losses from consolidated subsidiaries	5,002,695	—	—	(5,002,695)	—
Deferred income taxes	—	4,606	(68)	—	4,538
Derivatives activities:
Total gains	—	(1,027,014)	(36,068)	—	(1,063,082)
Cash settlements	—	1,130,640	68,770	—	1,199,410
Cash settlements on canceled derivatives	—	4,679	—	—	4,679
Changes in assets and liabilities:
Decrease in accounts receivable—trade, net	—	207,300	59,941	—	267,241
Decrease in accounts receivable—affiliates	1,167,823	4,584	—	(1,172,407)	—
(Increase) decrease in other assets	—	(9,142)	18,724	—	9,582
Decrease in accounts payable and accrued expenses	(14)	(98,209)	(58,171)	—	(156,394)
Decrease in accounts payable and accrued expenses—affiliates	—	(1,167,823)	(4,584)	1,172,407	—
Decrease in other liabilities	(39,646)	(11,620)	(7,610)	—	(58,876)

Net cash provided by operating activities	693,990	432,949	122,518	—	1,249,457

Cash flow from investing activities:
Development of oil and natural gas properties	—	(576,256)	(32,633)	—	(608,889)
Purchases of other property and equipment	—	(48,967)	(17,741)	—	(66,708)
Investment in affiliates	(132,332)	—	—	132,332	—
Change in notes receivable with affiliate	(44,600)	—	—	44,600	—
Settlement of advance to affiliate	—	—	129,217	(129,217)	—
Proceeds from sale of properties and equipment and other	(3,430)	349,200	22,525	—	368,295

Net cash provided by (used in) investing activities	(180,362)	(276,023)	101,368	47,715	(307,302)

Cash flow from financing activities:
Proceeds from sale of units	233,427	—	—	—	233,427
Proceeds from borrowings	1,445,000	—	—	—	1,445,000
Repayments of debt	(1,828,461)	—	(355,418)	—	(2,183,879)
Distributions to unitholders	(323,878)	—	—	—	(323,878)
Financing fees and offering costs	(26,678)	—	(1,377)	—	(28,055)
Change in note payable with affiliate	—	44,600	—	(44,600)	—
Settlement of advance from affiliate	—	(129,217)	—	129,217	—
Capital contributions—affiliates	—	—	132,332	(132,332)	—
Excess tax benefit from unit-based compensation	(9,467)	—	—	—	(9,467)
Other	(2,536)	(72,422)	14	—	(74,944)

Net cash used in financing activities	(512,593)	(157,039)	(224,449)	(47,715)	(941,796)

Net increase (decrease) in cash and cash equivalents	1,035	(113)	(563)	—	359
Cash and cash equivalents:
Beginning	38	185	1,586	—	1,809

Ending	$1,073	$72	$1,023	$—	$2,168

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2014

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(451,809)	$5,801	$22,596	$(28,397)	$(451,809)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	—	771,549	302,353	—	1,073,902
Impairment of long-lived assets	—	2,050,387	253,362	—	2,303,749
Unit-based compensation expenses	—	53,284	—	—	53,284
Amortization and write-off of deferred financing fees	38,785	17,054	(4,913)	—	50,926
(Gains) losses on sale of assets and other, net	—	(372,945)	111,374	—	(261,571)
Equity in earnings from consolidated subsidiaries	(28,397)	—	—	28,397	—
Deferred income taxes	—	3,874	69	—	3,943
Derivatives activities:
Total gains	—	(1,127,395)	(78,784)	—	(1,206,179)
Cash settlements	—	88,776	6,738	—	95,514
Cash settlements on canceled derivatives	—	—	12,281	—	12,281
Changes in assets and liabilities:
(Increase) decrease in accounts receivable—trade, net	—	(11,419)	16,483	—	5,064
Decrease in accounts receivable—affiliates	257,485	16,950	—	(274,435)	—
(Increase) decrease in other assets	312	(2,187)	(15,949)	—	(17,824)
Increase in accounts payable and accrued expenses	—	99,003	26	—	99,029
Decrease in accounts payable and accrued expenses—affiliates	—	(270,690)	(3,745)	274,435	—
Increase (decrease) in other liabilities	14,465	(24,473)	(38,411)	—	(48,419)

Net cash provided by (used in) operating activities	(169,159)	1,297,569	583,480	—	1,711,890

Cash flow from investing activities:
Acquisition of oil and natural gas properties and joint-venture funding, net of cash acquired	—	(2,475,315)	(3,937)	—	(2,479,252)
Development of oil and natural gas properties	—	(1,061,395)	(508,482)	—	(1,569,877)
Purchases of other property and equipment	—	(63,070)	(11,470)	—	(74,540)
Investment in affiliates	(100,921)	—	—	100,921	—
Change in notes receivable with affiliate	(44,300)	—	—	44,300	—
Proceeds from sale of properties and equipment and other	(14,117)	2,210,015	7,667	—	2,203,565

Net cash used in investing activities	(159,338)	(1,389,765)	(516,222)	145,221	(1,920,104)

Cash flow from financing activities:
Proceeds from borrowings	4,640,024	1,300,000	—	—	5,940,024
Repayments of debt	(3,305,000)	(1,300,000)	(206,124)	—	(4,811,124)
Distributions to unitholders	(962,048)	—	—	—	(962,048)
Financing fees and offering costs	(59,048)	—	(10,646)	—	(69,694)
Change in note payable with affiliate	—	44,300	—	(44,300)	—
Capital contribution—affiliates	—	—	100,921	(100,921)	—
Excess tax benefit from unit-based compensation	810	(44)	—	—	766
Other	13,745	47,047	(864)	—	59,928

Net cash provided by (used in) financing activities	328,483	91,303	(116,713)	(145,221)	157,852

Net decrease in cash and cash equivalents	(14)	(893)	(49,455)	—	(50,362)
Cash and cash equivalents:
Beginning	52	1,078	51,041	—	52,171

Ending	$38	$185	$1,586	$—	$1,809

LINN ENERGY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2013

	LINN Energy, LLC	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
	(in thousands)
Cash flow from operating activities:
Net loss	$(691,337)	$(246,926)	$(19,973)	$266,899	$(691,337)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	—	818,466	10,845	—	829,311
Impairment of long-lived assets	—	828,317	—	—	828,317
Unit-based compensation expenses	—	42,703	—	—	42,703
Loss on extinguishment of debt	5,304	—	—	—	5,304
Amortization and write-off of deferred financing fees	22,122	—	(615)	—	21,507
Losses on sale of assets and other, net	—	37,232	—	—	37,232
Equity in losses from consolidated subsidiaries	266,899	—	—	(266,899)	—
Deferred income taxes	—	(2,541)	—	—	(2,541)
Derivatives activities:
Total (gains) losses	—	(182,906)	5,049	—	(177,857)
Cash settlements	—	248,862	—	—	248,862
Changes in assets and liabilities:
Decrease in accounts receivable—trade, net	—	17,754	71,434	—	89,188
Increase in accounts receivable—affiliates	(120,967)	(16,950)	—	137,917	—
(Increase) decrease in other assets	(330)	5,896	10,613	—	16,179
Increase (decrease) in accounts payable and accrued expenses	178	(52,143)	(25,028)	—	(76,993)
Increase in accounts payable and accrued expenses—affiliates	—	120,967	16,950	(137,917)	—
Increase (decrease) in other liabilities	2,092	6,842	(12,597)	—	(3,663)

Net cash provided by (used in) operating activities	(516,039)	1,625,573	56,678	—	1,166,212

Cash flow from investing activities:
Acquisition of oil and natural gas properties and joint-venture funding, net of cash acquired	—	(730,326)	451,113	—	(279,213)
Development of oil and natural gas properties	—	(1,060,547)	(17,478)	—	(1,078,025)
Purchases of other property and equipment	—	(92,352)	—	—	(92,352)
Investment in affiliates	435,000	—	—	(435,000)	—
Change in notes receivable with affiliate	(26,700)	—	—	26,700	—
Proceeds from sale of properties and equipment and other	(22,039)	218,312	—	—	196,273

Net cash provided by (used in) investing activities	386,261	(1,664,913)	433,635	(408,300)	(1,253,317)

Cash flow from financing activities:
Proceeds from borrowings	2,230,000	—	—	—	2,230,000
Repayments of debt	(1,404,898)	—	—	—	(1,404,898)
Distributions to unitholders	(682,241)	—	—	—	(682,241)
Financing fees and offering costs	(16,033)	—	—	—	(16,033)
Change in note payable with affiliate	—	26,700	—	(26,700)	—
Capital contribution—affiliates	—	—	(435,000)	435,000	—
Excess tax benefit from unit-based compensation	—	160	—	—	160
Other	2,895	12,422	(4,272)	—	11,045

Net cash provided by (used in) financing activities	129,723	39,282	(439,272)	408,300	138,033

Net increase (decrease) in cash and cash equivalents	(55)	(58)	51,041	—	50,928
Cash and cash equivalents:
Beginning	107	1,136	—	—	1,243

Ending	$52	$1,078	$51,041	$—	$52,171

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the “Consolidated Financial Statements” and “Notes to Consolidated Financial Statements,” which are included in this prospectus/offer to exchange in “LINN Energy Consolidated Financial Statements.”

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

Costs incurred in oil and natural gas property acquisition, exploration and development, whether capitalized or expensed, are presented below:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Property acquisition costs: (1)
Proved	$—	$2,784,852	$3,740,379
Unproved	—	788,682	1,638,302
Exploration costs	19,929	792	13,096
Development costs	430,357	1,487,204	1,153,770
Asset retirement costs	6,303	20,919	7,351

Total costs incurred	$456,589	$5,082,449	$6,552,898

(1)	See Note 2 for details about the Company’s acquisitions.

Oil and Natural Gas Capitalized Costs

Aggregate capitalized costs related to oil, natural gas and NGL production activities with applicable accumulated depletion and amortization are presented below:

	December 31,
	2015	2014
	(in thousands)
Proved properties:
Leasehold acquisition	$13,361,171	$13,362,642
Development	2,976,643	2,830,841
Unproved properties	1,783,341	1,875,417

	18,121,155	18,068,900
Less accumulated depletion and amortization	(11,097,492)	(4,867,682)

	$7,023,663	$13,201,218

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) - Continued

Results of Oil and Natural Gas Producing Activities

The results of operations for oil, natural gas and NGL producing activities (excluding corporate overhead and interest costs) are presented below:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Revenues and other:
Oil, natural gas and natural gas liquids sales	$1,726,271	$3,610,539	$2,073,240
Gains on oil and natural gas derivatives	1,056,189	1,206,179	177,857

	2,782,460	4,816,718	2,251,097

Production costs:
Lease operating expenses	617,764	805,164	372,523
Transportation expenses	219,721	207,331	128,440
Severance taxes, ad valorem taxes and California carbon allowances	181,941	267,100	139,202

	1,019,426	1,279,595	640,165

Other costs:
Exploration costs	9,473	125,037	5,251
Depletion and amortization	745,512	1,020,674	790,320
Impairment of long-lived assets	5,813,954	2,303,749	828,317
Gains on sale of assets and other, net	(198,924)	(388,733)	(138)
Texas margin tax expense (benefit)	(2,789)	4,053	458

	6,367,226	3,064,780	1,624,208

Results of operations	$(4,604,192)	$472,343	$(13,276)

There is no federal tax provision included in the results above because the Company’s subsidiaries subject to federal tax do not own any of the Company’s oil and natural gas interests. Limited liability companies are subject to Texas margin tax. See Note 14 for additional information about income taxes.

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) - Continued

Proved Oil, Natural Gas and NGL Reserves

The proved reserves of oil, natural gas and NGL of the Company have been prepared by the independent engineering firm, DeGolyer and MacNaughton. In accordance with SEC regulations, reserves at December 31, 2015, December 31, 2014, and December 31, 2013, were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. An analysis of the change in estimated quantities of oil, natural gas and NGL reserves, all of which are located within the U.S., is shown below:

	Year Ended December 31, 2015
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	4,255	341.8	166.3	7,304
Revisions of previous estimates	(1,404)	(122.2)	(40.4)	(2,379)
Sales of minerals in place	(13)	(4.1)	(2.0)	(50)
Extensions, discoveries and other additions	15	4.6	0.8	47
Production	(234)	(22.8)	(10.4)	(434)

End of year	2,619	197.3	114.3	4,488

Proved developed reserves:
Beginning of year	3,549	246.0	132.2	5,818
End of year	2,619	197.3	114.3	4,488
Proved undeveloped reserves:
Beginning of year	706	95.8	34.1	1,486
End of year	—	—	—	—

	Year Ended December 31, 2014
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	3,010	365.6	200.0	6,403
Revisions of previous estimates	96	(22.3)	(46.8)	(318)
Purchases of minerals in place	1,763	50.0	71.9	2,495
Sales of minerals in place	(477)	(51.7)	(49.5)	(1,084)
Extensions, discoveries and other additions	72	26.8	2.9	250
Production	(209)	(26.6)	(12.2)	(442)

End of year	4,255	341.8	166.3	7,304

Proved developed reserves:
Beginning of year	2,027	252.4	133.2	4,340
End of year	3,549	246.0	132.2	5,818
Proved undeveloped reserves:
Beginning of year	983	113.2	66.8	2,063
End of year	706	95.8	34.1	1,486

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) - Continued

	Year Ended December 31, 2013
	Natural Gas (Bcf)	Oil (MMBbls)	NGL (MMBbls)	Total (Bcfe)
Proved developed and undeveloped reserves:
Beginning of year	2,571	191.5	179.4	4,796
Revisions of previous estimates	(17)	(21.3)	(2.0)	(157)
Purchases of minerals in place	356	191.1	17.8	1,610
Sales of minerals in place	(24)	(5.2)	(2.9)	(73)
Extensions, discoveries and other additions	286	21.7	18.5	527
Production	(162)	(12.2)	(10.8)	(300)

End of year	3,010	365.6	200.0	6,403

Proved developed reserves:
Beginning of year	1,661	131.4	113.0	3,127
End of year	2,027	252.4	133.2	4,340
Proved undeveloped reserves:
Beginning of year	910	60.1	66.4	1,669
End of year	983	113.2	66.8	2,063

The tables above include changes in estimated quantities of oil and NGL reserves shown in Mcf equivalents using the ratio of one barrel to six Mcf.

Proved reserves decreased by approximately 2,816 Bcfe to approximately 4,488 Bcfe for the year ended December 31, 2015, from 7,304 Bcfe for the year ended December 31, 2014. The year ended December 31, 2015, includes approximately 2,379 Bcfe of negative revisions of previous estimates (1,776 Bcfe due to lower commodity prices, 349 Bcfe due to uncertainty regarding the Company’s future commitment to capital and 302 Bcfe due to the SEC five-year development limitation on PUDs, partially offset by 48 Bcfe of positive revisions due to asset performance). During the year ended December 31, 2015, divestitures including the Howard County Assets Sale decreased proved reserves by approximately 50 Bcfe. In addition, extensions and discoveries, primarily from 584 productive wells drilled during the year, contributed approximately 47 Bcfe to the increase in proved reserves.

As a result of the uncertainty regarding the Company’s future commitment to capital, the Company reclassified all of its PUDs to unproved as of December 31, 2015. See Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for details regarding the Company’s going concern uncertainty.

The prices of oil, natural gas and NGL have continued to be volatile in 2016. In the future, if commodity prices continue to decline, the Company may have additional negative revisions which could have a material impact on its estimated quantities of oil, natural gas and NGL reserves. For information about potential risks that could affect the Company if lower commodity prices were to continue, see Item 1A. “Risk Factors.”

Proved reserves increased by approximately 901 Bcfe to approximately 7,304 Bcfe for the year ended December 31, 2014, from 6,403 Bcfe for the year ended December 31, 2013. The year ended December 31, 2014, includes approximately 318 Bcfe of negative revisions of previous estimates, due primarily to 174 Bcfe of negative revisions due to ethane rejection in the Hugoton and Green River basins, 146 Bcfe of negative revisions due to the SEC five-year development limitation on PUDs and 43 Bcfe of negative revisions due to asset performance, partially offset by 45 Bcfe of positive revisions primarily due to higher natural gas prices. During the year ended December 31, 2014, acquisitions and properties acquired in the two exchanges with Exxon XTO

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) - Continued

and ExxonMobil increased proved reserves by approximately 2,495 Bcfe and the 2014 divestitures and properties relinquished in the two exchanges with Exxon XTO and ExxonMobil decreased proved reserves by approximately 1,084 Bcfe. In addition, extensions and discoveries, primarily from 917 productive wells drilled during the year, contributed approximately 250 Bcfe to the increase in proved reserves.

Proved reserves increased by approximately 1,607 Bcfe to approximately 6,403 Bcfe for the year ended December 31, 2013, from 4,796 Bcfe for the year ended December 31, 2012. The year ended December 31, 2013, includes 157 Bcfe of negative revisions of previous estimates, due primarily to 100 Bcfe of negative revisions due to asset performance, 109 Bcfe of negative revisions due to the SEC five-year development limitation on PUDs, partially offset by 52 Bcfe of positive revisions primarily due to higher natural gas prices. During the year ended December 31, 2013, three acquisitions increased proved reserves by approximately 1,610 Bcfe and the sale of the Panther Operated Cleveland Properties decreased proved reserves by approximately 73 Bcfe. In addition, extensions and discoveries, primarily from 557 productive wells drilled during the year, contributed approximately 527 Bcfe to the increase in proved reserves.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves

Information with respect to the standardized measure of discounted future net cash flows relating to proved reserves is summarized below. Future cash inflows are computed by applying applicable prices relating to the Company’s proved reserves to the year-end quantities of those reserves. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. There are no future income tax expenses because the Company is not subject to federal income taxes. Limited liability companies are subject to Texas margin tax; however, these amounts are not material. See Note 14 for additional information about income taxes.

	December 31,
	2015	2014	2013
	(in thousands)
Future estimated revenues	$17,293,943	$55,195,268	$51,112,346
Future estimated production costs	(10,734,979)	(24,100,468)	(19,306,728)
Future estimated development costs	(1,107,639)	(4,032,588)	(5,110,896)

Future net cash flows	5,451,325	27,062,212	26,694,722
10% annual discount for estimated timing of cash flows	(2,417,780)	(14,549,921)	(14,795,393)

Standardized measure of discounted future net cash flows	$3,033,545	$12,512,291	$11,899,329

Representative NYMEX prices: (1)
Natural gas (MMBtu)	$2.59	$4.35	$3.67
Oil (Bbl)	$50.16	$95.27	$96.89

(1)	In accordance with SEC regulations, reserves were estimated using the average price during the 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month, excluding escalations based upon future conditions. The average price used to estimate reserves is held constant over the life of the reserves.

LINN ENERGY, LLC

SUPPLEMENTAL OIL AND NATURAL GAS DATA (Unaudited) - Continued

The following table summarizes the principal sources of change in the standardized measure of discounted future net cash flows:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Sales and transfers of oil, natural gas and NGL produced during the period	$(706,845)	$(2,330,944)	$(1,433,075)
Changes in estimated future development costs	1,501,593	156,614	317,064
Net change in sales and transfer prices and production costs related to future production	(9,309,151)	(599,121)	203,370
Purchases of minerals in place	—	3,021,768	5,113,335
Sales of minerals in place	(97,785)	(1,681,504)	(139,384)
Extensions, discoveries and improved recovery	90,090	910,787	801,254
Previously estimated development costs incurred during the period	159,248	819,987	444,861
Net change due to revisions in quantity estimates	(1,633,958)	(672,800)	(220,224)
Accretion of discount	1,251,229	1,189,933	607,298
Changes in production rates and other	(733,167)	(201,758)	131,849

	$(9,478,746)	$612,962	$5,826,348

The data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and assumptions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

LINN ENERGY, LLC

SUPPLEMENTAL QUARTERLY DATA (Unaudited)

The following discussion and analysis should be read in conjunction with the “Consolidated Financial Statements” and “Notes to Consolidated Financial Statements,” which are included in this prospectus/offer to exchange in “LINN Energy Consolidated Financial Statements.”

Quarterly Financial Data

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per unit amounts)
2015:
Oil, natural gas and natural gas liquids sales	$450,569	$496,419	$427,245	$352,038
Gains (losses) on oil and natural gas derivatives	424,781	(191,188)	549,029	273,567
Total revenues and other	916,547	321,828	998,304	646,655
Total expenses (1)	1,136,442	578,586	2,790,081	3,497,486
Gains on sale of assets and other, net	(12,287)	(17,996)	(166,980)	(146)
Net loss	(339,160)	(379,127)	(1,569,317)	(2,472,207)
Net loss per unit:
Basic	$(1.03)	$(1.12)	$(4.47)	$(7.05)

Diluted	$(1.03)	$(1.12)	$(4.47)	$(7.05)

	Quarters Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per unit amounts)
2014:
Oil, natural gas and natural gas liquids sales	$938,877	$967,850	$937,458	$766,354
Gains (losses) on oil and natural gas derivatives	(241,493)	(408,788)	451,702	1,404,758
Total revenues and other	733,587	596,951	1,435,115	2,217,650
Total expenses (1)	674,568	664,452	1,320,157	2,533,947
(Gains) losses on sale of assets and other, net	2,586	5,467	(35,803)	(338,750)
Net loss	(85,337)	(207,870)	(4,100)	(154,502)
Net loss per unit:
Basic	$(0.27)	$(0.64)	$(0.02)	$(0.47)

Diluted	$(0.27)	$(0.64)	$(0.02)	$(0.47)

(1)	Includes the following expenses: lease operating, transportation, marketing, general and administrative, exploration, depreciation, depletion and amortization, impairment of long-lived assets and taxes, other than income taxes.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

LinnCo’s limited liability company agreement provides that LinnCo will generally indemnify officers and members of LinnCo’s board of directors against all losses, claims, damages or similar events. LinnCo’s limited liability company agreement is filed as an exhibit to the registration statement. Subject to any terms, conditions or restrictions set forth in LinnCo’s limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act (the “LLC Act”) empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. LinnCo has also entered into individual indemnity agreements with each of its executive officers and directors which supplement the indemnification provisions in its limited liability company agreement.

LINN Energy’s limited liability company agreement provides that LINN Energy will generally indemnify officers and members of the LINN Energy Board against all losses, claims, damages or similar events. LINN Energy’s limited liability company agreement is filed as an exhibit to the registration statement. Subject to any terms, conditions or restrictions set forth in LINN Energy’s limited liability company agreement, Section 18-108 of the LLC Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. LINN Energy has also entered into individual indemnity agreements with each of its executive officers and directors which supplement the indemnification provisions in its limited liability company agreement.

Item 21. Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement is contained in the index to exhibits, which is incorporated by reference into this Item 21.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus/offer to exchange required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus/offer to exchange any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus/offer to exchange filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (c)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) To respond to requests for information that are incorporated by reference into the prospectus/offer to exchange pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 18, 2016.

LINNCO, LLC

By:	/s/ David B. Rottino
Name:	David B. Rottino
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on April 18, 2016.

Signature	Title

* Mark E. Ellis	Chairman, President and Chief Executive Officer (Principal Executive Officer)

* David B. Rottino	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Darren R. Schluter	Vice President and Controller (Duly Authorized Officer and Principal Accounting Officer)

* Stephen J. Hadden	Director

* Terrence S. Jacobs	Director

* Michael C. Linn	Director

* Joseph P. McCoy	Director

* Linda M. Stephens	Director

*By:	/s/ David B. Rottino
David B. Rottino as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Certificate of Formation of LinnCo, LLC (incorporated herein by reference to Exhibit 3.1 to Registration Statement on Form S-1 filed on June 25, 2012)

3.2	Certificate of Amendment to Certificate of Formation of LinnCo, LLC (incorporated herein by reference to Exhibit 3.6 to Amendment No. 3 to Registration Statement on Form S-1 filed on October 1, 2012)

3.3	Amended and Restated Limited Liability Company Agreement of LinnCo, LLC dated October 17, 2012 (incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K filed on October 17, 2012)

3.4	First Amendment, dated December 16, 2013, to Amended and Restated Limited Liability Company Agreement of LinnCo, LLC, dated October 17, 2012 (incorporated herein by reference to Exhibit 3.4 to Annual Report on Form 10-K filed on March 3, 2014)

5.1**	Opinion of Kirkland & Ellis LLP regarding the validity of the Registrant’s common shares representing limited liability company interests

8.1**	Opinion of Kirkland & Ellis LLP as to certain tax matters

10.1	Omnibus Agreement, dated October 17, 2012, between LinnCo, LLC and Linn Energy, LLC (incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on October 17, 2012)

10.2	Indemnity Agreement, dated January 16, 2014, between Linn Energy, LLC, LinnCo, LLC and Stephen J. Hadden (incorporated by reference to Exhibit 10.27 to Linn Energy, LLC’s Annual Report on Form 10-K filed on February 27, 2014)

23.1*	Consent of KPMG LLP (LinnCo, LLC)

23.2*	Consent of KPMG LLP (Linn Energy, LLC)

23.3*	Consent of DeGolyer and MacNaughton

23.4**	Consent of Kirkland & Ellis LLP for legality opinion (reference is made to Exhibit 5.1)

23.5**	Consent of Kirkland & Ellis LLP for tax opinion (reference is made to Exhibit 8.1)

99.1**	Amended and Restated Letter of Transmittal

99.2**	2015 Report of DeGolyer and MacNaughton

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed or furnished.

II-4